UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to   .

Commission File No. 001-40115

coupang

COUPANG, INC.

(Exact name of registrant as specified in its charter)

Delaware	**27-2810505**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

720 Olive Way, Suite 600
Seattle, Washington 98101
(206) 333-3839

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Class A Common Stock, par value $0.0001 per share	**CPNG**	**New York Stock Exchange**
(Title of each class)	(Trading Symbol)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Small reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, as of the last business day of the registrant's most recently completed second fiscal quarter (based on the closing price of the Registrant's Class A common stock on June 30, 2025 as reported on the New York Stock Exchange) was approximately $33.6 billion. Solely for purposes of this disclosure, the registrant has assumed that all outstanding shares of the registrant's common stock are held by non-affiliates, except for shares of common stock held by each of the registrant's executive officers, directors, and 10% or greater stockholders as such persons may be deemed to be affiliates. This assumption should not be deemed to constitute an admission that all of the registrant's executive officers, directors, and 10% or greater stockholders are, in fact, affiliates of the registrant, or that there are not other persons who may be deemed to be affiliates of the registrant.

As of February 19, 2026, there were 1,670,388,566 shares of the registrant's Class A common stock and 157,802,990 shares of the registrant's Class B common stock, each with a par value of $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2026 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the Registrant's fiscal year ended December 31, 2025.

COUPANG, INC.

Form 10-K

For the Fiscal Year Ended December 31, 2025

TABLE OF CONTENTS

COUPANG, INC.

All references in this Annual Report on Form 10-K ("Form 10-K"), the information incorporated into this Form 10-K by reference to information in the Proxy Statement of Coupang, Inc. for its 2026 Annual Meeting of Stockholders and in the exhibits to this Form 10-K to "Coupang, Inc.," "Coupang," "the Company," "our Company," "we," "us," and "our" are to the Delaware corporation named "Coupang, Inc." and, except where expressly noted or the context otherwise requires, that corporation's consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Form 10-K, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "toward," "goal," "objective," "seek," "strategy," "future," "opportunity," "runway," "trajectory," "restore," "will," or "would," or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

- our expectations regarding, and potential fluctuations in, our future operating and financial performance including our ability to maintain and increase long-term future profitability;

- our ability to successfully execute our business and growth strategy;

- the continued growth of the retail market, changes in consumer preferences and spending patterns, and the increased acceptance of online and app-based transactions by potential customers;

- the size of our addressable market segments, market share, and market trends;

- the nature and scope of any cybersecurity incidents (including the data incident discussed in Item 1C. "Cybersecurity" below) and the impact of such incidents on us, our customers, operations, relationships with governmental authorities, and financial results;

- our ability to compete in our industry;

- our ability to maintain and improve our market position;

- our ability to manage expansion into new geographies and offerings;

- our ability to effectively manage the continued growth of our workforce and operations;

- our anticipated investments in new products, offerings, and geographies, and the effect of these investments on our results of operations;

- our ability to effectively integrate acquisitions and realize the anticipated benefits of such transactions, including our acquisition of Farfetch Holdings plc ("Farfetch");

- the sufficiency of our cash and cash equivalents, and investments, to meet our liquidity needs;

- our ability to retain existing suppliers and merchants and to add new suppliers and merchants;

- our suppliers' and merchants' ability to supply high-quality and compliant merchandise to our customers;

- our relationship with our employees and the status of our workers;

- our ability to operate and manage the expansion of our fulfillment and logistics infrastructure;

- the effects of seasonal trends on our results of operations;

- our ability to implement, maintain, and improve our internal control over financial reporting;

- our ability to effectively manage our exposure to fluctuations in foreign currency exchange rates;

- our estimates and assumptions related to our effective tax rate, future cash taxes, and realization of certain deferred tax assets;

- the impact of world events such as natural disasters, acts of war or geopolitical conflicts, terrorism or disease outbreaks;

- the effects of global macroeconomic conditions, including, but not limited to, inflationary pressures, a general economic slowdown or recession, interest rate fluctuations, the imposition of additional or increased tariffs or other trade barriers, and changes in monetary policy;

- our ability to attract, retain, and motivate skilled personnel, including key members of our senior management;

- our ability to stay in compliance with laws and regulations, including tax laws, that currently apply or may become applicable to our business both in Korea and internationally and our expectations regarding various laws, regulations, and restrictions that relate to our business; and

- the outcomes of any claims, litigation, governmental audits, inspections, and investigations.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Form 10-K.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled "Risk Factors" and elsewhere in this Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Form 10-K. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements such as "we believe," "we expect," and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Form 10-K. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Form 10-K to reflect events or circumstances after the date of this Form 10-K or to reflect new information, actual results, revised expectations, or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

Item 1. Business

The Company

Coupang is a technology and Fortune 150 company listed on the New York Stock Exchange that provides retail, restaurant delivery, video streaming, and fintech services to customers under brands that include Coupang, Eats, Play, Rocket Now, and Farfetch. We serve millions of customers in over 190 countries and territories around the world.

We have organized our operations into two segments: Product Commerce and Developing Offerings. These segments reflect the way we evaluate our business performance and manage operations. Information on our segments is included in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview — Segment Information." Financial information for our segments is included in Note 3 — "Segment Reporting" to the consolidated financial statements included in Part II, Item 8 of this Form 10-K.

Our Customer Experience

We are committed to building a one-of-a-kind service for our customers designed to provide them with the best selection, savings, and service. Our approach focuses on controlling the entire end-to-end experience – from technology and automation to fulfillment and logistics – so we can continually raise the bar for what customers expect.

The technology, infrastructure, and operational excellence we have built allow us to invest in customer experiences and new, adjacent services. Capabilities originally developed to deliver general merchandise at speed have evolved to support fresh grocery, food delivery, digital entertainment, payments, and other services – all designed to make our customers' lives easier.

Across our markets, customers benefit from one or more of our core experiences built around speed, convenience, and reliability including:

- Fast, reliable delivery experience, ranging from next-day, dawn, and even same-day delivery, with order cutoffs as late as midnight;

- Broad selection, spanning daily essentials, general merchandise, fresh groceries, luxury, and specialized niche categories;

- Frictionless returns, designed to be as simple and customer friendly as ordering; and

- Digital services, such as streaming entertainment and secure payments.

Through our WOW membership offerings, customers receive additional value – such as delivery benefits and service perks – further reinforcing a seamless, high-value experience.

Whether through local commerce, international selection, food delivery, or global marketplaces like Farfetch – which connects customers with some of the world's leading luxury brands – we combine technology, fulfillment, logistics, and customer obsession to deliver an exceptional customer experience.

Our Merchant Experience

Small and medium-sized enterprises ("SMEs") on Coupang form an essential part of our business, and we strive to make it easy for SMEs to reach customers all over the world with our comprehensive end-to-end support. We have invested billions of dollars to expand artificial intelligence ("AI") technologies and other innovations, helping to accelerate the growth of hundreds of thousands of SMEs around the world. In the United States, for example, sellers ship their products to one of Coupang's U.S. facilities, and Coupang's world-class fulfillment and logistics teams receive, store, pick, pack, and ship those products directly to customers. Coupang's online retail services are helping U.S. brands drive billions of dollars in international sales every year. And in the Republic of Korea ("Korea"), more than 75% of our SME sellers are based outside Seoul, supporting regional businesses and more balanced economic development. We have reimagined traditional online commerce to strengthen local businesses. By streamlining the entire supply chain through direct sourcing and mobile fulfillment sites, Coupang enables faster delivery of high-volume, locally sourced products. This helps small businesses reach more customers, grow sustainably, and thrive in an increasingly connected marketplace.

At Coupang, we continue to develop new ways for SMEs to unlock growth through offerings such as Coupang's Private Label Brand, which develops and markets high-quality products under our private label at affordable prices. As more SMEs partner with Coupang on private label products, more jobs are created. We also launched Rocket Overseas to customers in Taiwan, empowering SME partners to unlock growth by connecting with customers in other countries, bringing savings and convenience to both customers and merchants.

We offer merchants of all sizes around the world the opportunity to sell through Coupang and provide effective solutions to improve customer experience and enhance demand generation. Our fulfillment and logistics by Coupang offering in Korea ("FLC") empowers merchants by offering them access to our industry-leading fulfillment, logistics, and customer network services.

The Farfetch marketplace connects luxury sellers with customers and offers brands direct-to-consumer distribution.

Advertising

We also have offerings for our suppliers and merchants to advertise on our websites and mobile applications.

Our Competition

We compete with: (1) offline, online, and omnichannel retailers, suppliers, distributors, manufacturers, and producers of the products we offer and sell to consumers and businesses; (2) online search engines, comparison shopping websites, social networks, web portals, AI shopping tools, and other online and app-based means of discovering, using, or acquiring goods and services, either directly or in collaboration with other retailers; (3) companies that provide retail merchant services; (4) companies that sell grocery products online and offline; (5) on-demand food delivery services; (6) companies that provide fulfillment and logistics services for themselves or for third parties; (7) companies that provide online advertising products and services; (8) on-demand streaming entertainment services; (9) financial services companies, including credit card issuers and payment platforms; and (10) companies that sell luxury goods.

Seasonality

Our overall operating results may fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors, weather conditions, economic cycles that influence consumer spend, our ability to attract and retain new customers, and the impact and timing of holidays. For additional information, see the risk factors herein in Part I, Item 1A. "Risk Factors" in this Form 10-K, including those under the sub-caption "*The seasonality of our business affects our quarterly results and places an increased strain on our operations.*"

Human Capital

Our global team of employees is the driving force in creating a one-of-a-kind experience for millions of customers. In the same way our employees aim to go above and beyond for our customers, we aim to go above and beyond for them. As of December 31, 2025, we directly employ approximately 108,000 employees, the majority of which are located in Korea, making us one of the largest private sector employers in the country. We believe our direct employment model, along with competitive wages, training and safety programs, and a broad range of comprehensive benefits, empowers our diverse set of employees to deliver the "wow" experiences for our customers we strive to create every day.

Most of our employees are frontline workers in our fulfillment and logistics operations, and we make their health, safety, and wellness a top priority. We've made significant investments in health and safety initiatives that helped strengthen our leading safety record, which is one of the best in the Korean logistics industry and globally[1]. These investments include Coupang Care, the first paid health promotion program of its kind at scale for logistics workers in Korea. Coupang has also launched several Coupang Care initiatives in Taiwan, including mobile health checkups and a comprehensive employee assistance program. We believe the well-being of our employees is directly tied to the success of our business, and most importantly, our impact on our customers.

Intellectual Property

We rely on a combination of patents, trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee non-disclosure and invention assignment agreements, and other legal and contractual rights to establish and protect our intellectual property and proprietary rights.

We have trademark rights in our name and other brand indicia and have trademark registrations for select marks in Korea, the United States, Taiwan, the United Kingdom, and various European countries, and other jurisdictions around the world. We also have registered domain names for websites that we use in our business, such as https://www.aboutcoupang.com and similar variations.

We control access to and use of our proprietary technology and other confidential information through internal and external controls, including technical and administrative security controls and contractual protections with employees, contractors, customers, partners, and other third parties. It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants, and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information. We further control the use of our proprietary technology and intellectual property through provisions in our website terms of service.

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[1] Measured using work-related and accident-related fatalities.

Our design logos, "Coupang," and our other registered or common law trademarks, service marks, or trade names appearing in this Form 10-K are our property or our affiliates' property. Other trade names, trademarks, and service marks used in this Form 10-K are the property of their respective owners.

Government Regulation

Government regulation impacts key aspects of our business. In particular, we are subject to numerous national, state/regional, and local laws, legal requirements, standards and regulations in Korea, the United States, Taiwan, Japan, China, the United Kingdom, various European countries, and other jurisdictions where we operate. These laws and regulations, which are subject to change, involve matters that are often central to our business, including our interactions with customers, suppliers, and merchants. They regulate fair trade and pricing, competition, labor and employment, workplace safety, privacy, data protection, data use, intellectual property, consumer safety and protection, advertising, import, export and international trade, payments, tax, shares of our Class A common stock, and other subjects. These regulations are often complex and subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state/regional, and local administrative agencies.

For additional information, see the risk factors in Part I, Item 1A. "Risk Factors" in this Form 10-K including those under the sub-caption "Risks Related to Laws, Regulation, Intellectual Property, and Technology".

Company Website, Social Media, and Availability of SEC Filings

Our corporate website address is https://www.aboutcoupang.com, our investor relations website is https://ir.aboutcoupang.com, and we also provide updates on https://news.coupang.com. Information on our websites is not incorporated by reference herein and is not a part of this Form 10-K. We promptly make available on our investor relations website, free of charge, the reports that we file or furnish with the Securities and Exchange Commission (the "SEC"), corporate governance information (including our Code of Business Conduct and Ethics) and select press releases. We file with the SEC annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy, and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14, and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Coupang and other issuers that file electronically with the SEC.

Investors and others should note that we may announce material business and financial information using our investor relations website (https://ir.aboutcoupang.com) and through https://news.coupang.com, our filings with the SEC, webcasts, press releases (including those on our investor relations website and https://news.coupang.com), conference calls, and social media. We use these mediums to communicate with investors and the general public about our company, our products, and other matters. It is possible that the information that we make available on our investor relations website and https://news.coupang.com may be deemed to be material information. We therefore encourage investors and others interested in our company to review the information that we make available on our investor relations website and https://news.coupang.com. Notwithstanding the foregoing, the information contained on our investor relations website and https://news.coupang.com as referenced in this paragraph are not incorporated by reference into this Form 10-K or any other report or document we file with the SEC.

Any updates to the list of disclosure channels through which we will announce information will be posted on our investor relations website or https://news.coupang.com.

Item 1A.   Risk Factors

Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks, uncertainties, events, and contingencies described below, as well as other information included in this Form 10-K, including the sections titled "Special Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes appearing elsewhere in this Form 10-K, before making an investment decision. The risks, uncertainties, events, and contingencies described below may not be the only ones we face. Our business, financial condition, results of operations, and prospects, as well as the price of our Class A common stock could also be affected by additional factors that apply to all companies operating globally. The occurrence of any of the following, or additional, risks, uncertainties, events, and contingencies not presently known to us, or that we currently believe to be immaterial, or that apply to all companies operating globally could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the price of our Class A common stock which would cause you to lose all or part of your investment. Some of the risks, uncertainties, events, and contingencies discussed below may have occurred in the past, but the descriptions below are not representations as to whether or not the risks, uncertainties, events, or contingencies have occurred in the past and instead reflect our beliefs and opinions as to the risks, uncertainties, events, and contingencies that could materially and adversely affect us in the future.

Summary Risk Factors

Our business faces significant risks, uncertainties, events, and contingencies. The risk factors described below are only a summary of the principal risk factors associated with investing in our Class A common stock. These risks are more fully described in this "Risk Factors" section, including the following:

- our results of operations may fluctuate significantly, which makes our future results of operations and prospects difficult to predict and could cause our results of operations to fall below expectations;

- our business is rapidly evolving, and we plan to continue to forgo short-term financial performance for long-term growth, which makes it difficult to evaluate our future prospects and predict our future results of operations, including our revenue growth rate;

- we may be unable to effectively manage the continued growth of our workforce, operations, and infrastructure, including the development, acquisition, and management of new business initiatives;

- we have had a history of net losses, and we may not maintain profitability in future periods;

- because a majority of our operations take place in Korea and are subject to Korean law, there are circumstances in which certain of our Korean affiliates' executives may be held either directly or vicariously criminally liable for the actions of our Korean affiliates or our Korean affiliates' executives and employees;

- we face intense competition and could lose market share to our competitors if we do not innovate, compete effectively, and respond to changing customer preferences;

- we have experienced, and may again experience, a data incident involving the unauthorized access to proprietary, confidential, or customer data and we may experience cybersecurity incidents affecting our apps, websites, networks, and systems. Any such incident or failure to protect our confidential information could interfere with customer transactions and order fulfillment, damage our reputation and brand, and subject us to investigation, possible sanctions, and other actions and penalties;

- a majority of our operations are subject to detailed and complex fair trade, labor, employment, and workplace safety laws and regulations, which continue to evolve and have and will continue to affect our operations and financial performance, subject us to regulatory scrutiny, costs and penalties, and may affect our reputation and results of operations;

- harm to our Coupang brand or our associated brands and marks (our "brand") or reputation may occur if manufacturers and distributors from whom we buy products ("suppliers") or the parties that sell their products on our marketplace ("merchants") use unethical or illegal business practices, such as the sale of counterfeit or fraudulent products, or if our protocols designed to prevent such sales are perceived or found to be inadequate, which may also subject us to possible sanctions or penalties;

- any significant interruptions or delays in service on our apps or websites, any undetected errors or design faults, or failure to respond to customer spending patterns could result in limited capacity, reduced demand, processing delays, and loss of customers, suppliers, or merchants;

- any failure to comply with privacy laws or regulations, or to fulfill privacy-related customer expectations in the jurisdictions where we operate, could damage our reputation and brand and business and may subject us to regulatory scrutiny, sanctions, and/or penalties;

- we rely on Pay to conduct a substantial amount of the payment processing across our business. If Pay's services were limited, restricted, curtailed, or degraded in any way, or become unavailable to us or our customers for any reason, our business may be adversely affected;

- the use of artificial intelligence ("AI"), machine learning, and related technologies by us and our competitors present risks and challenges that could adversely affect us;

- the acquisition of Farfetch creates incremental risk to our business, financial condition and results of operations, including potential difficulties in new geographic areas;

- our expansion into new geographies and offerings and any substantial increase in the number or type of our offerings expose us to new and increased challenges and risks, including legal and regulatory compliance burdens, potential differences in consumer preferences in new markets, and uncertain costs of building out fulfillment and logistics infrastructure;

- if we were to lose the services of members of our senior management team, we may not be able to effectively execute on our business strategy;

- international relations, including escalations in tensions between North Korea and Korea, and other global conflicts could adversely affect the Korean or global economies and demand for our products and services; and

- the dual class structure of our common stock has the effect of concentrating voting control with Bom Kim. This voting control may limit your ability to influence the outcome of important transactions and to influence corporate governance matters.

Risks Related to Our Operations, Limited Operating History and Evolving Business

We may experience significant fluctuations in our results of operations.

Our revenue and expenses may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described elsewhere in this "Risk Factors" section as well as the following:

- our ability to attract new and retain existing customers, increase sales to existing customers, and satisfy our customers' demands;

- our ability to offer merchandise and services on favorable terms, manage inventory, and fulfill orders in a timely manner;

- the introduction or activities of competitors' stores, apps, websites, merchandise, or services, including the use of AI shopping tools;

- the success of our growth and expansion efforts, including investments into new initiatives and expansion into new geographies;

- variations in our level of merchandise and supplier returns;

- the extent to which we offer fast and free delivery, continue to offer a compelling value proposition to our customers, and provide additional benefits to our customers;

- factors affecting our reputation or brand image or awareness;

- the extent to which we finance our current operations and future growth, and the terms of any such financing;

- the timing, effectiveness, and costs of expansion and upgrades of our systems and infrastructure;

- the outcomes of legal proceedings, claims and regulatory investigations (including those prompted by the data incident discussed in Item 1C. "Cybersecurity" below), which may include monetary fines which could be significant, injunctive relief, personal liability (including criminal liability), sanctions, monetary damages, customer compensation, suspensions or revocations of related permits and licenses, and other penalties;

- the extent to which we invest in technology and content, fulfillment, and other expense categories;

- increases in our temporary or long-term costs such as labor and energy sources, packing supplies, leases, technology and logistics, and other infrastructure;

- changes in existing, or development of new, laws, regulations, or other regulatory practices and enforcement in the countries where we operate;

- the extent to which our customers, operations, and financial results are affected by cybersecurity and data security incidents, including the data incident discussed in Item 1C. "Cybersecurity" below, including, but not limited to, spyware, viruses, phishing, and other spam emails, denial of service attacks, unauthorized data access, data theft, computer intrusions, outages, and similar events; and

- disruptions from natural or man-made disasters, extreme weather conditions (including as a result of climate change) and other catastrophic events, global health epidemics and pandemics, geopolitical events and security issues (including terrorist attacks and armed hostilities), labor or trade disputes, macroeconomic conditions, and other similar events.

Fluctuations in our revenues and expenses may result in a failure to meet the expectations of analysts or investors, which could cause the price per share of our Class A common stock to decline. In addition, our revenue growth may not be sustainable and our growth rates, if any, may decrease. Our revenue and results of operations depend in part on the continued growth of demand for the products and services offered by us or our merchants, and on general economic and business conditions worldwide. A softening of demand, whether caused by changes in customer preferences, increased competition, or a weakening of the economies of the countries where we operate or globally, or other factors, may materially and adversely affect our revenue or growth rate, which could also materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the price per share of our Class A common stock.

Our limited operating history and evolving business make it difficult to evaluate our future prospects, including future revenues, growth rate, and margins as well as the risks and challenges we may encounter.

Our limited operating history and evolving business make it difficult to evaluate and assess our future prospects, as well as the risks and challenges that we may encounter. Although we launched our first website in 2010 and our first mobile application in 2011, our business and the markets in which we compete have rapidly evolved over time. As a result, our ability to accurately forecast our future results of operations is limited and subject to a number of risks and uncertainties, including our ability to plan for and model future growth and expenses and to expand our business in existing markets and enter new markets. As such, you should not rely on our business and financial performance in any prior quarterly or annual period as an indication of our future business or financial performance. Many factors may contribute to a decline in our growth rate or margins, including, but not limited to, market saturation, increased competition, slowing demand, global macroeconomic and geopolitical conditions, the difficulty of capitalizing on growth opportunities, regulatory and governmental actions, and the maturation of our business. If our growth rate declines, or if we fail to improve our margins as we anticipate, investors' perceptions of our business could be materially and adversely affected and the price per share of our Class A common stock could decline.

You should consider our business and prospects in light of the risks and uncertainties we may encounter. These risks and uncertainties include but are not limited to our ability to effectively and in a timely manner:

- attract, on a cost-effective basis, new customers who purchase merchandise and services from us at similar or higher rates and amounts as compared to existing customers;

- retain our existing customers and motivate their continued purchases from our apps and websites at rates and amounts consistent with or higher than their historical purchases;

- encourage customers to expand the categories of merchandise and services they purchase from us;

- retain and expand our network of suppliers and merchants;

- manage and expand our fulfillment and logistics infrastructure and related operations;

- fulfill and deliver customer orders on time and in accordance with customer expectations, which may change over time;

- increase awareness of our brand and protect our reputation;

- respond to changes in the way customers access and use the Internet and mobile devices, including the use of AI shopping tools;

- react to challenges from existing and new competitors;

- expand our business in existing and new geographies;

- avoid interruptions or disruptions in our business;

- further develop our scalable, high-performance technology and fulfillment infrastructure to efficiently and reliably handle increased usage, as well as the deployment of new features and the sale of new merchandise and services; and

- hire, integrate, motivate and retain qualified personnel.

If we fail to address the risks and uncertainties that we face, including those associated with the challenges listed above and those described elsewhere in this "Risk Factors" section, our business, financial condition, and results of operations would be adversely affected.

In addition, because we have limited historical financial data about certain aspects of our business, and our business continues to evolve and expand, any predictions about our future revenue, expenses, and results of operations may not be as accurate as they would be if we had a longer operating history or operated a business that is not rapidly evolving and growing. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories and evolving businesses that operate in highly regulated and competitive industries or have fixed

expenses. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations, and our business, financial condition, results of operations, and prospects would be materially and adversely affected. Any failure to accurately predict revenue or to control our expenses could adversely affect our results of operations in any given quarter, or a series of quarters, which could cause the price per share of our Class A common stock to decline.

We have had a history of net losses prior to 2023, we may incur losses in the future, and we cannot ascertain whether we will maintain or increase profitability in future periods, which would materially and adversely affect our business, financial condition, results of operations, and prospects.

Prior to 2023, we had a history of annual net losses, including $(0.1) billion and $(1.5) billion for 2022 and 2021 respectively, as well as an accumulated deficit of $(5.7) billion as of December 31, 2022 and $(4.0) billion as of December 31, 2025. Even though we have experienced recent profitability, we cannot ascertain whether we will be able to maintain or increase our profitability in future periods. We expect to increase our costs and expenses in future periods, which could materially and adversely affect our future results of operations. In particular, we intend to continue to spend significant amounts to increase our customer base, increase the number and variety of merchandise and services we offer, expand our marketing channels, expand into new geographies, broaden our operations, develop additional fulfillment and logistics capacity, hire additional and retain existing employees and managers, and develop our technology infrastructure. These increased costs may materially and adversely affect our profitability and operating expenses. Some of our initiatives to generate revenue are new and unproven, and any failure of these initiatives to meet our goals could create additional losses and materially and adversely affect our business, financial condition, results of operations, and prospects.

In addition, we expect to invest in longer-term initiatives, which will likely impact our shorter-term results of operations. We may find that these efforts are more expensive than we currently anticipate and/or encounter technological and other development delays. We will also face increased compliance costs associated with growth and the expansion of our customer base. Our efforts to grow our business may cost more than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses or maintain profitability in future periods.

We may incur significant losses in the future for a number of reasons, including the other risks described in this "Risk Factors" section, and unforeseen expenses, difficulties, complications or delays, and other unknown events. If we are unable to sustain or increase profitability in future periods, the value of our business and the price per share of our Class A common stock could decline.

We have experienced, and may again experience, data incidents involving the unauthorized or improper access to proprietary, confidential, or customer data, and may experience cybersecurity or data incidents involving unauthorized or improper use of, disclosure of, alteration of, or destruction of, proprietary, confidential, or customer data, any of which could cause loss of revenue, harm to our brand, business disruption, and significant liabilities.

Our business employs apps, websites, networks, and systems through which we collect, maintain, transmit, and store data about our customers, merchants, suppliers, advertisers, and others, including personally identifiable information, as well as other confidential and proprietary information and, as such, we are an attractive target of data security attacks by third parties and insiders. Any failure to prevent or mitigate security breaches or improper access to, or use, acquisition, disclosure, alteration, or destruction of, any such data, or failure to promptly remediate any such issues, could result in significant liability and a material loss of revenue resulting from the adverse impact on our reputation and brand, a diminished ability to retain or attract new customers, and disruption to our business.

In November 2025, we became aware of a data incident involving unauthorized access to customer accounts (the "Incident"). Based on investigative findings, we determined that a former employee obtained the names, phone numbers, delivery addresses, and email addresses associated with approximately 33 million customer accounts, and certain order histories for a subset of the impacted accounts. None of our customers' banking or financial information, payment card data, login credentials, or government-issued IDs were obtained or otherwise compromised in the Incident.

As a result of the Incident, we are subject to significant scrutiny by the Korean government, including governmental investigations requiring senior leadership to appear before the National Assembly of Korea, prosecution referrals related to these appearances and failure to appear, and investigations by numerous regulators. In some cases, Korean regulators have reopened investigations unrelated to the Incident that had been inactive and have sought to expand the scope of these investigations. We expect that we will need to pay fines, which could be significant, and may be subject to restrictions on our business. Regulators in Korea have also been conducting inquiries into our business and operations, including with respect to data security and privacy practices. We believe that the Incident has increased and may further increase the Korean government's focus on our business and could result in additional inquiries, enforcement actions, and litigation. In addition, following the Incident, we were named as a defendant in recently filed securities and consumer class action complaints and a purported stockholder derivative lawsuit filed against our directors and certain officers related to the Incident in the United States. We could face additional government investigations, enforcement actions, or claims, and other related costs and expenditures. For instance, regulators in Korea have alleged that we have failed to preserve certain records related to the Incident. The existing investigations and litigation, as well as any new investigations, enforcement actions, or claims could adversely affect our reputation and brand and subject us to criminal sanctions,

fines, penalties, judgments, and settlements, and may have a material adverse effect on our business, results of operations, and financial condition. In addition, in response to the Incident, Coupang Corp., our Korean subsidiary, announced a customer compensation program to issue approximately $1.2 billion worth of vouchers to customers, starting in January 2026, that may be applied towards future Coupang purchases. These vouchers will be reflected as reductions to the selling price and revenue recognized on each corresponding transaction as they are redeemed.

In addition, the Incident and any other past or future data privacy or security incidents could result in violations or alleged violations of applicable Korean, U.S. and international privacy, data protection, and other laws. Such violations or allegations subject us to individual, derivative, or consumer class action litigation as well as governmental investigations and proceedings by federal, state, and local regulatory entities in Korea, the United States, and internationally, which could result in claims, proceedings, or actions, including civil and criminal proceedings, against us and certain of our executive officers, or other liabilities, exposing us to material personal, civil, or criminal liability. Our data security and privacy practices have been the subject of inquiries from government agencies and regulators, not all of which are finally resolved.

If we fail to promptly remediate any data incident that we experience, we may face further harm to our brand, business disruption, and significant liabilities. Our insurance programs may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for the full extent of our potential liabilities. For more information, see the risk factor below titled "*Any failure to protect our apps, websites, networks, and systems against security breaches or otherwise protect our and our customers' and business partners' confidential information could damage our reputation and brand and adversely affect our business, financial condition, and results of operations.*"

Any failure to protect our apps, websites, networks, and systems against security breaches or otherwise protect our and our customers' and business partners' confidential information could damage our reputation and brand and adversely affect our business, financial condition, and results of operations.

We rely on encryption and authentication technology in an effort to securely transmit and store data about our customers, merchants, suppliers, advertisers, and others, including personally identifiable information, as well as other confidential and proprietary information but such measures cannot provide absolute security and may fail to operate as intended or be circumvented. Data loss, breaches, theft, misuse, unauthorized access, or other security incidents or vulnerabilities affecting our or our vendors' or customers' technology, products, and systems have in the past, and could in the future, result in the inadvertent or unauthorized use or disclosure of information or otherwise enable third parties to gain unauthorized access to this information. For instance, we have experienced data incidents in the past, including the Incident, and the inadvertent exposure of limited customer information within our app that occurred during an upgrade in 2021. For more information about the Incident, see the risk factor titled "*We have experienced, and may again experience, data incidents involving the unauthorized or improper access to proprietary, confidential, or customer data, and may experience cybersecurity or data incidents involving unauthorized or improper use of, disclosure of, alteration of, or destruction of, proprietary, confidential, or customer data, any of which could cause loss of revenue, harm to our brand, business disruption, and significant liabilities.*" In addition, our apps, websites, networks, and systems are subject to security threats, including hacking of our systems, denial-of-service attacks, viruses, malicious software, ransomware, break-ins, phishing attacks, social engineering, security breaches, or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our apps, websites, networks, and systems, or that we otherwise maintain. It may be difficult to determine the best way to investigate, mitigate, contain, and remediate the harm caused by a data incident. Such efforts may not be successful, and we may make errors or fail to take necessary actions. Such risks extend not only to our own apps, websites, networks, and systems, but also to those of third-party service providers and our customers, contractors, business partners, vendors, and other third parties. There can be no assurance that future incidents will not have material adverse effects on our business, financial condition, and results of operations.

Moreover, techniques used to obtain unauthorized access to or sabotage systems change frequently and are becoming increasingly sophisticated and may not be known until launched against us or our third-party service providers, increasing the difficulty of detecting and defending against such threats. We have observed an increase in the frequency of the security threats we and our third-party service providers face, and we expect these activities to continue to increase. Geopolitical tensions or conflicts, such as the conflict between Russia and Ukraine, and the increased adoption of AI technologies, may further heighten the risk of cybersecurity incidents. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or former employees (such as was the case in the Incident) or by persons with whom we have commercial relationships. As a result of any security breach, our reputation and brand could be damaged, our business could suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation, or regulatory action (including under laws related to privacy, data use, data protection, data security, network security, and consumer protection) and possible liability. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data security, and other laws, cause significant legal and financial exposure, cause adverse publicity, interfere with customers' ability to use our apps, websites, networks, and systems, interfere with customer transactions and order fulfillment, and a create a loss of confidence in our security measures, which could have an adverse effect on our business, financial condition, and results of operations.

Inadequate account security or organizational security practices, including those of companies we have acquired or those of the third-parties we utilize, may result in unauthorized access to our systems and data, including customer systems and data. For example, passwords may not be rotated and employee access may not be updated or removed on a timely basis. Employees or third parties may intentionally compromise our security or systems or reveal confidential information.

We are also subject to regulations relating to privacy and use of confidential, sensitive, and personal information of our consumers, including, among others, Korea's Personal Information Protection Act ("PIPA"), Korea's Act on the Promotion of Information, Korea's Communications Network Utilization and Protection of Information Act, Korea's Credit Information Act and China's Personal Information Protection Act. PIPA requires consent by the consumer with respect to the use of his or her data and requires the persons responsible for management of personal data to take the necessary technological and managerial measures to prevent data breaches and, among other duties, to notify the Personal Information Protection Commission of any data breach incidents within 24 hours. Failure to comply with PIPA in any manner may subject the individuals responsible to personal liability for not obtaining such consent in an appropriate manner or for such breaches, including even negligent breaches, and violators face varying penalties ranging from monetary penalties to imprisonment. We are also subject to regulations regarding privacy and use of confidential, sensitive, and personal information of our employees and service providers. We strive to take the necessary technological and managerial measures to comply with applicable laws, including the implementation of privacy policies concerning the collection, use, and disclosure of subscriber data on our apps and websites, and we regularly review and update our policies and practices. Despite these efforts to comply with applicable laws, these rules are complex and evolving, subject to interpretation by government regulators which may change over time and therefore we are subject to the risk of claims by regulators of failure to comply. Any failure, or perceived failure, by us to comply with such policies, laws, regulations, and other legal obligations and regulatory guidance could adversely affect our reputation, brand, and business, and may result in claims, proceedings, or actions, including criminal proceedings, against us and certain of our executive officers by governmental entities or others or other liabilities. Any such claim, proceeding, or action could hurt our reputation, brand, and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of employees, customers, or merchants, and could have an adverse effect on our business, financial condition, and results of operations.

Moreover, we are also subject to other data privacy and protection laws regulating the collection, use, retention, disclosure, transfer, and processing of personal information, such as the California Consumer Privacy Act, the California Privacy Rights Act, similar laws in other states in the United States, the United Kingdom's General Data Protection Regulation, and the European Union's General Data Protection Regulation. The potential effects of these laws are far-reaching, continue to evolve, and may require us to modify our data processing practices and policies and to incur substantial costs and expenses to comply with the obligations imposed by the governments of the jurisdictions in which we do business or seek to do business and we may be required to make significant changes in our business operations, all of which may adversely impact our business. These and other privacy and cybersecurity laws may carry significant potential penalties for noncompliance.

We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business. In addition, legislative and regulatory bodies, or self-regulatory organizations, may expand or change their interpretations of current laws or regulations, or enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, and consumer protection. Any such changes may force us to incur substantial costs or require us to change our business practices. This could compromise our ability to pursue our growth strategy effectively and may harm our ability to attract new customers or retain existing customers, or otherwise adversely affect our business, financial condition, and results of operations.

Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could, if widely adopted, result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such practices could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Business and Our Industry

If we fail to timely identify or effectively respond to changing customer preferences and spending patterns, fail to expand the products and services being purchased by customers, or fail or are unable to obtain or offer desirable categories of products or services, our relationship with our customers and the demand for our products and services could be materially and adversely affected, which could in turn materially and adversely affect our business, financial condition, results of operations, and prospects.

Our future business and financial performance depends on continued demand for the types of goods and services that we and our merchants offer. The popularity of certain products, including apparel, beauty, food, and consumer electronics, may vary over time due to perceived availability, subjective value, seasonality (including the impact and timing of holidays), and/or general societal trends. A decline in the demand for certain products or services we or our merchants sell could materially and adversely affect our revenue. For example, demand for luxury product offerings, which we have recently expanded, can be particularly variable due to changes in consumer preferences and may be particularly susceptible to recessions or other economic downturns. In addition, a temporary or sudden surge in demand for certain products may temporarily inflate the volume of those products listed on or purchased through our apps and websites, placing a significant strain on our infrastructure and throughput capacity. These trends may also cause significant fluctuations in our results of operations from period to period. A failure to timely identify or effectively respond to changing consumer preferences and spending patterns, an inability to keep adequate inventory of the type of products being purchased by customers, failure to grow and retain the members of our WOW membership programs, or a failure or inability to obtain or offer appropriate categories of products and services could negatively affect our relationship with customers and the demand for our products and services.

Our ability to identify, develop, and effectively manage sourcing relationships with qualified, economically stable suppliers and merchants who satisfy our requirements, and our ability to acquire sufficient amounts of products in a timely and cost-efficient manner is critical to our business. Significant changes to, or a failure to develop and maintain, sourcing relationships with a broad and deep supplier base could materially and adversely affect our business, financial condition, and results of operations.

Further, we also offer our customers private-label products on our apps and websites. Selling private-label products subjects us to additional and/or heightened risks, including but not limited to, risks of: potential product liability and mandatory or voluntary product recalls; potential liability arising from our commercial relationships with the manufacturers of our private-label products; potential liability for incidents, including, but not limited to, the injuries of our subcontractors' employees at manufacturing sites that we do not control; failure to successfully protect our intellectual property rights and the rights of applicable third parties; harm to our reputation and brand image; increased regulatory scrutiny and fines related to subcontracting and our pricing and advertising practices with respect to private-label products; and other risks generally encountered by entities that source, market, and sell private-label products.

If we are unable to successfully implement some or all of our major strategic initiatives in a timely manner, our ability to maintain and improve our market position may be materially and adversely affected, which could in turn materially and adversely affect our business, financial condition, results of operations, and prospects.

Our strategy is to continue to build on our market position by continuing to implement certain key strategic initiatives in a timely manner, which include the following:

- building our brand and further expanding our customer base;

- providing high-quality merchandise and services at attractive prices;

- focusing on customer satisfaction and our customers' loyalty to our apps, websites, and programs, including our WOW membership programs;

- expanding our product and service offerings and expanding into new geographies; and

- enhancing our apps and websites and developing personalization tools to enhance our customers' experience with our apps and websites.

We may not be successful in implementing any or all of these key strategic initiatives in a timely manner. If we are unable to successfully implement some or all of our key strategic initiatives in an effective and timely manner, our ability to maintain and improve our market position, and our competitive position, brand, and reputation may be harmed, which may materially and adversely affect our business, financial condition, and results of operations.

If we fail to effectively manage our growth, our business, financial condition, and results of operations could be harmed.

We have experienced significant growth since our inception and expect our business to continue to grow if we are successful in implementing our key strategic initiatives. The growth of our business has required and will continue to require significant attention of our management and expenditure of resources. To effectively manage our growth, we must successfully implement our operational plans and strategies, improve and expand our infrastructure and supplier relationships, and expand, train, and manage our employee and contractor base.

For example, in recent years, we have rapidly increased our employee headcount to support the growth in our business, and we expect to continue to increase our headcount in the foreseeable future. To support our continued growth, we must effectively integrate, develop, and motivate a large number of new employees, while maintaining our corporate culture. In particular, we intend to continue to make substantial investments to expand our sales and technology personnel, which is challenging due to competition for such personnel.

In addition, the growth and expansion of our business and our variety of merchandise and services place significant demands on our management and other employees. For example, in an effort to increase customer engagement, we produce new versions of our apps and websites and communicate to our customers via email, mobile application push communications, and text messages. These and other growth initiatives may require significant additional resources and pose challenges for employee retention and recruitment.

Similarly, we must effectively manage any retraction in parts of our business. Periodically, for reasons such as changing consumer preferences and other unforeseen circumstances, we have made, and may make in the future, decisions to discontinue investments in certain parts of our business. Such decisions require management effort to reorganize or reassign employees. In accordance with Korean law, employment contracts generally are not terminable at will unless an employee is deemed to be an "employer" (e.g., a registered director or an executive member-level employee), and employment and labor-related claims are common. Similar regulations in other jurisdictions in which we do business may also be applicable. If we fail to effectively manage retractions in our business or to successfully reorganize or reassign employees, our ability to meet our goals and our employee morale, productivity, and retention could suffer, which may have an adverse effect on our business, financial condition, and results of operations.

Our revenue depends on prompt and accurate payment processes. Our failure to grow or enhance our transaction-processing capabilities to accommodate the increasing number of transactions that must be billed on our apps and websites would materially harm our business and our ability to collect revenue.

Furthermore, we may need to enhance other systems, and enter into relationships with new technology providers and other business partners to support growth in our business. The increased complexity of managing additional systems, technologies, and commercial relationships could result in unanticipated costs or business disruptions, which could adversely affect current and future revenue and operating margins.

Our current and planned systems, procedures and controls, personnel, and third-party relationships may not be adequate to support our future operations. Our failure to scale our systems, workforce, and third-party relationships to accommodate our growth could materially and adversely affect our business, financial condition, and results of operations.

If we do not successfully operate and manage the expansion of our fulfillment and logistics infrastructure, our business, financial condition, and results of operations could be materially harmed.

We believe that our fulfillment and logistics infrastructure, including strategically located fulfillment centers, logistics centers, and delivery vehicles, coupled with our proprietary technology, is essential to our success. We operate our fulfillment and logistics infrastructure throughout Korea and Taiwan, and maintain fulfillment centers in several other countries. We are in the process of obtaining and developing additional fulfillment and logistics infrastructure to increase our storage capacity, reduce delivery times, and further improve our workflow and processes.

If we do not expand and operate our fulfillment and logistics infrastructure successfully and efficiently, or there are delays in the expansion of our fulfillment and logistics operations (including next-day delivery), we could experience excess or insufficient fulfillment and logistics capacity in one or more locations, an increase in costs or impairment charges, or other adverse impacts. For example, we believe that our end-to-end logistics infrastructure, including the ability to control our last-mile delivery logistics, is a key competitive advantage. If our end-to-end logistics infrastructure, including last-mile delivery, is negatively affected in any manner, including, but not limited to, by the introduction of direct competitors with these capabilities or by legislation, legal rulings, or other regulation that may disrupt this service, our business, financial condition, and results of operations would be materially and adversely affected.

In addition, if we do not have sufficient fulfillment and logistics capacity, or we experience problems fulfilling and delivering orders in a timely manner, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers.

We have designed, built, purchased, and/or leased our own fulfillment and logistics infrastructure, in addition to utilizing some third-party delivery resources. Our fulfillment and logistics infrastructure was designed to meet the specific needs of our business. If we continue to add fulfillment and logistics capabilities, add new offerings with different fulfillment or logistics requirements, expand into additional geographies, or change the mix of merchandise that we sell, our fulfillment and logistics infrastructure will become increasingly complex, and operating it will become more challenging. Failure to successfully address such challenges in a cost-effective and timely manner could impair our ability to timely deliver our customers' purchases and could materially and adversely affect our reputation and ultimately, our business, financial condition, and results of operations.

We anticipate the need to add additional fulfillment and logistics capacity as our business continues to grow. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans. If we are unable to secure new facilities for the expansion of our fulfillment operations or effectively control expansion-related expenses, our business, financial condition, and results of operations could be adversely affected.

If we grow faster than we anticipate, we may exceed our fulfillment and logistics capacity, we may experience problems fulfilling or delivering orders in a timely manner, or our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers, and we may need to increase our capital expenditures more than anticipated and in a shorter time frame than we currently anticipate, which could represent a demand on, or drain of, our financial resources and require additional capital. See the risk factor below titled "*We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.*"

Our ability to expand our fulfillment and logistics capacity is also dependent upon our ability to secure suitable facilities and recruit and retain qualified employees, independent delivery partners, and other workers, and there is no assurance that we will be able to secure such facilities or procure such partners or personnel. There have been and there may be future delays or increased costs associated with the spread and impact of ongoing or future pandemics or endemics, natural or man-made disasters, labor union activities, extreme weather conditions, and other catastrophic events.

Many of the expenses and investments with respect to our fulfillment and logistics capacity are fixed, and any expansion of such fulfillment and logistics infrastructure will require additional investment of capital. We expect to incur higher capital expenditures in the future for our fulfillment and logistics operations as our business continues to expand. We would incur such expenses and make such investments in advance of expected sales, and such expected sales may not occur. Any of these factors could materially and adversely affect our business, financial condition, and results of operations.

We operate in a highly competitive industry and we may be unsuccessful in competing against current and future competitors, which could have a negative impact on the success of our business.

The industry in which we operate is intensely competitive and we expect that competition will continue to increase. We currently and potentially compete with a wide variety of online and offline companies providing goods and services to customers and merchants, including traditional retailers and merchandisers, such as department stores, discount warehouses, direct retailers, and home-shopping channels. The Internet, mobile networks, and AI provide new, rapidly evolving, and intensely competitive channels for the sale of all types of goods and services. We compete in two-sided markets and must attract customers, suppliers, and merchants to use our apps and websites. Customers who purchase goods and services through us have many alternatives, and suppliers and merchants have other channels to reach customers. We expect competition to continue to intensify. Online and offline businesses compete with each other, and our competitors include a number of online and offline retailers with greater resources, more advanced AI capabilities, large user communities, and well-established brands. As we respond to changes in the competitive environment, we may, from time to time, make pricing, service, or marketing decisions or acquisitions that may lead to dissatisfaction among customers and merchants, which could reduce activity on our apps or websites and adversely affect our results of operations.

We face increased competitive pressure online and offline. In particular, the competitive norm for, and the expected level of service from, retailers and marketplaces has increased due to, among other factors, improved customer experience, greater ease of buying goods, lower (or no) shipping costs, faster shipping times, and more favorable return policies. In addition, certain online and offline businesses may offer goods and services to consumers and merchants that we do not offer. If we are unable to change our offerings in ways that reflect the changing demands of offline and online retailers and marketplaces, particularly at expected service levels, or compete effectively with and adapt to changes in larger retail businesses, our business, financial condition, and results of operations would be materially and adversely affected.

Competitors may also be able to devote more resources to marketing and promotional campaigns, adopt more aggressive pricing policies, and devote more resources to offline shopping venues, websites, mobile applications, and systems development than we can. In addition, competitors may be able to innovate faster and more efficiently, and new technologies including increased usage of AI and machine learning technologies may increase the competitive pressures by enabling competitors to offer more efficient, engaging, or lower-cost services.

Some of our competitors control other products and services that are important to our success, including credit card interchange, search, and mobile operating systems. Such competitors could utilize complementary aspects of their businesses in order to provide a better shopping experience or make it difficult for customers to utilize our apps or websites, or change pricing, availability, or the terms or operation of service related to their products and services in a manner that impacts our competitive offerings. If we are unable to use or adapt to operational changes in such services, we may face higher costs for such services, encounter integration or technological barriers, or lose customers, which could cause our business, financial condition, and results of operations to be materially and adversely affected.

In addition, certain manufacturers may limit or cease distribution of their products through online channels, such as our apps or websites. Manufacturers may attempt to use contractual obligations or existing or future government regulation to prohibit or limit retailers in certain categories of goods or services. Manufacturers may also attempt to enforce minimum resale price maintenance

or minimum advertised price arrangements to prevent distributors and suppliers from selling on our apps, websites, or on the Internet generally, or drive distributors and suppliers to sell at prices that would make us less competitive. The adoption by manufacturers of policies, or their use of laws or regulations, in each case discouraging or restricting the sales of goods or services over the Internet, could force merchants to limit or stop selling certain products on our apps or websites, which could adversely affect our results of operations and result in loss of market share and diminished value of our brand.

Many of our competitors have, and potential competitors may have, competitive advantages such as longer operating histories, more experience in implementing their business plan and strategy, better brand recognition, popular offline locations, more advanced AI capabilities, greater negotiating leverage, established supply relationships, and significantly greater financial, marketing, and other resources. Our competitors may undertake aggressive marketing or pricing campaigns to enhance their brand name and increase the volume of business conducted through their stores or websites, make extensive investments to improve their stores or network and system infrastructure, including website design and logistics network enhancements, or enter into strategic relationships with each other, which may result in competitors with greater scale, a broader footprint or improved offerings. For instance, two of our competitors recently entered into a strategic partnership whereby they will begin offering dawn grocery delivery services. Our inability to adequately address these and other competitive pressures may have a material adverse effect on our business, financial condition, and results of operations.

We are dependent on the performance of certain members of management and other highly qualified and skilled personnel, and if we are unable to attract, retain, and motivate these and other well-qualified employees, our business could be harmed.

Our success depends largely upon the continued services of our executive officers, other key management team members, and key employees. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Any of our executive officers or other key employees could terminate their employment with us at any time, and we cannot be assured of having reasonable prior notice. The loss of one or more of our executive officers or other key employees or the failure by our executive team, including any new hires that we may make, to work together effectively and to execute our strategy in a timely manner, could materially and adversely affect our business, financial condition, and results of operations.

We continue to require additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train, integrate, motivate, and retain qualified personnel. Since our industry is characterized by high demand and intense worldwide competition for talent and labor, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. In addition, under Korean law, there are circumstances in which certain executives of a company may be investigated or held criminally liable either directly or vicariously for the actions of the company and its executives and employees. Accordingly, our recruiting and retention efforts will require significant time, expense, and attention, and new hires require significant training and time before they achieve full productivity. In addition to hiring new employees, we must continue to focus on developing, motivating, and retaining our best employees, many of whom are at-will employees, which means they may terminate their employment relationship with us at any time. Further, even if qualified new employees are hired and achieve individual effectiveness, we may be materially and adversely affected by undue turnover in our employees.

If we fail to identify, recruit, and integrate strategic personnel hires, our business, financial condition, and results of operations could be materially and adversely affected. Any loss of members of our senior management team or key personnel could significantly delay or prevent the achievement of our business objectives and could materially harm our business and customer relationships. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the actual or perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. Moreover, if our stock price significantly declines, we may be required to issue equity awards involving a higher number of shares to recruit and retain key employees, which would further dilute existing stockholders. If we are not able to retain and motivate our current personnel or effectively add and retain employees, our ability to achieve our strategic objectives, and our business, financial condition, and results of operations will be materially and adversely affected.

Our expansion into new geographies and new product and service offerings and our substantial increase in the number of offerings may expose us to new and increased challenges and risks.

In recent years, we have expanded, and expect to continue to expand, our product and service offerings, including in consumer electronics, food and grocery, financial services, private-label brands, apparel, streaming content, travel, luxury products, and export and import offerings, as well as expanded our reach into new geographies such as Taiwan, Japan, and various geographies in which Farfetch, or future businesses we may acquire, operate. Expansion involves new risks and challenges and has required and may require further significant investments. Our lack of familiarity with new markets and new products and services and lack of relevant customer data relating to these new markets or offerings may make it more difficult for us to anticipate customer demand and preferences and the appropriate levels of related investments. We may misjudge customer demand and the potential profitability of a new market, product, or service. We may find it more difficult to inspect and control quality and ensure proper

handling, storage, and delivery of new products, to establish cost-effective fulfillment and logistics infrastructure, and to establish and maintain relationships with qualified suppliers and merchants for new products. We may experience higher return rates on new products, customer complaints about new products and services, and costly liability claims as a result of selling such products and services, any of which would harm our brand and reputation as well as our results of operations. We may need to price aggressively to gain market share or remain competitive in new categories. It may be difficult for us to achieve profitability in new geographies or new product or service categories and our profit margin, if any, may be lower than we anticipate and losses, if any, may be higher than we anticipate, which would materially and adversely affect our business, financial condition and results of operations. We cannot assure you that we will be able to recoup our investments in introducing any new product and service categories or in expansion into any new markets or geographies.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity and debt financings and revenue generated from our business. We cannot be certain if our operations will continue to generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support the development of our various apps and websites and expansion of our offerings, and will require additional funds for such development and expansion. We may need additional funding for, among other things, marketing expenses and to develop and expand sales resources, develop new features or enhance our marketplace or other offerings, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need or may want to engage in future equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to develop our apps and websites, support our business growth and respond to business challenges could be significantly impaired, and our business, financial condition, and results of operations may be adversely affected.

The terms of any additional debt we may incur in the future could restrict our ability to effectively conduct our operations. Furthermore, if we raise capital through the issuance of additional equity securities, the new equity securities could have rights senior to those of our Class A common stock and if we issue equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease. Because our decision to raise additional capital will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future debt or equity financings, or terms on which any such financings may be completed.

Any harm to our brand or reputation may materially and adversely affect our business, financial condition, and results of operations.

We believe that the recognition and reputation of our brand among our customers, merchants, suppliers, and our workforce has contributed to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Heightened regulatory and public concerns over operation of our business, including but not limited to those related to any ongoing or potential labor and employment disputes, worker safety, consumer protection and consumer safety issues, pricing practices (including with respect to discounts related to our WOW membership programs), supplier and subcontractor relationships, environmental and sustainability concerns, and cybersecurity and data security incidents (including the Incident), has subjected us to additional legal and reputational risks and increased scrutiny. Further, heightened public attention regarding worker safety and occupational health has subjected, and may continue to subject, us to regulatory and media scrutiny. In addition, changes in our services or policies have resulted, and could result, in objections from regulators, unions, members of the public, customers, suppliers, merchants and various other groups. From time to time, these objections or allegations, regardless of their veracity, may result in customer dissatisfaction, which could result in government inquiries or substantial harm to our brand, reputation, and prospects. The proliferation of social media may increase the likelihood, speed, and magnitude of negative brand and reputation events.

A public perception that non-authentic, counterfeit, or defective goods are sold on our apps and websites or that we or our merchants do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established, and have a negative impact on our ability to attract new customers or retain our current customers. If we are unable to maintain our reputation, enhance our brand recognition, or increase positive awareness of our apps, websites, products, and services, as well as products sold by merchants through our online marketplace, it may be difficult to maintain and grow our customer base, and our business, financial condition, and results of operations may be materially and adversely affected.

We operate in a rapidly changing industry and our business model is continuing to evolve, which makes it difficult to evaluate our business and prospects. If we are unable to continue to innovate or if we fail to adapt to changes in our industry, our business, financial condition, and results of operations would be materially and adversely affected.

The retail industry in which we operate is characterized by rapidly changing regulatory requirements and industry standards and shifting consumer demands. In addition, our business model continues to evolve and we are continuously evaluating our products and services. As a result of our evolving industry and business model, our future results are uncertain and subject to a number of

risks and uncertainties, including our ability to plan for and model future growth, expand our business in existing geographies, and enter new geographies.

Our industry is also characterized by rapidly changing technology, including AI, new mobile applications and protocols, new products and services, new media and entertainment content, including user-generated content, and changing consumer demands and trends. Furthermore, our competitors are continuously developing innovations in AI, personalized search and recommendation, online and offline shopping and marketing, communications, social networking, entertainment, logistics, and other services to enhance the customer experience. Our financial performance depends on our ability to identify, originate, and define retail trends, as well as to anticipate, gauge, and react to changing customer preferences in a timely manner, including seasonal trends in customer spending.

As a result, we continue to invest significant resources in our technology, infrastructure, research and development, and other areas in order to enhance our business and operations, as well as to explore new growth strategies and geographies and introduce new high-quality products and services. If we offer new merchandise or services that are not accepted by our customers, we may generate fewer sales and our revenue may fall short of expectations, our brand and reputation could be materially harmed, and we may incur expenses that are not offset by revenue. We may make substantial investments in such new categories and new markets in anticipation of future revenue. If the launch of a new category or a new geography requires greater investment than we expect, if we are unable to attract suppliers and merchants that produce sufficient high-quality, value-oriented merchandise and services, or if the revenue generated from sales of a new item of merchandise or service grows more slowly or produces lower gross profit than we expect, our results of operations could be materially and adversely impacted. Expansion of our offerings may also strain our management and operational resources. We may also face greater competition in specific categories from retailers that are more focused on such categories. It may be difficult to differentiate our offerings from other competitors as we offer additional categories of merchandise and services, and our customers may have additional considerations in deciding whether or not to purchase these additional offerings. In addition, the relative profitability, if any, of new categories of merchandise or services may be lower than we have experienced historically, and we may not generate sufficient revenue from sales of these new items to recoup our investments in them.

Our investments in innovations and new technologies, which may be significant, may not increase our competitiveness or generate financial returns in the short term, or at all, and we may not be successful in adopting and implementing new technologies. Our investments and endeavors to develop new growth initiatives and technologies may be hindered by regulatory scrutiny and limitations. For instance, the Korea Fair Trade Commission (the "KFTC") is investigating our bundling of Eats services that come with a WOW membership in Korea. If the KFTC determines that these services may not be bundled under Korean law, we may need to separate these services and our WOW membership may become less attractive to customers and this could have a material adverse effect on our business, financial condition, and results of operations. The changes and developments taking place in our industry may also require us to re-evaluate our business model and adopt significant changes to our long-term strategies and business plans.

We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies that operate in evolving industries subject to increasing regulation. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition, and results of operations would be materially and adversely affected.

Any failure to innovate and adapt to these changes and developments would have an adverse effect on our business, financial condition, and results of operations. Even if we timely innovate and adopt changes in our strategies and plans, we may nevertheless fail to realize the intended benefits of these changes or even experience reduced revenue as a result.

If we fail to retain existing suppliers or merchants or to add new suppliers or merchants, or if our existing suppliers or merchants fail to supply high-quality and compliant merchandise in a timely manner, our business, financial condition, and results of operations will be materially and adversely affected.

We depend on our ability to attract and retain merchants that offer high-quality merchandise and services to our customers at attractive prices and in a timely manner to attract new customers and to keep our existing customers engaged and purchasing from our apps and websites. Similarly, we also must attract and retain suppliers to supply merchandise to us for our owned-inventory selection. We must continue to attract and retain suppliers and merchants in order to increase revenue and maintain or increase profitability.

We may experience supplier or merchant attrition in the ordinary course of business, which could lead to a decrease in the volume and/or selection of merchandise available to our customers, resulting in loss of customers to our competitors. Even if we identify new suppliers or merchants, we may not be able to purchase desired merchandise in sufficient quantities on terms acceptable to us, and merchandise from alternative sources may be of a lesser quality or more expensive than those from existing suppliers or merchants. Similarly, new suppliers or merchants may not offer the same selection or value to our customers. In addition, we may have disputes with suppliers and merchants with respect to their compliance with our quality control or other policies and measures and the penalties imposed by us for violation of these policies or measures from time to time, which may cause them to cease doing business with us. Any complaints from suppliers or merchants may in turn result in a negative impact on our brand and

reputation. If we experience significant supplier or merchant attrition, or if we are unable to attract new suppliers or merchants, our revenue and results of operations may be materially and adversely affected. Our inability to purchase suitable merchandise on acceptable terms or to source new suppliers and merchants could have a material adverse effect on our business, financial condition, and results of operations.

Inventory risks may materially and adversely affect our results of operations.

We are exposed to inventory risks that may materially and adversely affect our results of operations because of seasonality, new product launches, quick changes in product cycles and pricing, defective products, changes in customer demand and spending patterns, changes in customer tastes with respect to our products, spoilage, shrinkage, and other factors. We strive to predict these trends, as overstocking or understocking products we sell could lead to lower sales, missed opportunities, and excessive markdowns or write-offs, each of which could have a material impact on our business and results of operations. Moreover, once we launch a new product, it may be difficult to determine appropriate product selection and accurately forecast demand, which could increase our inventory risk, resulting in a material adverse effect on our business, financial condition, and results of operations.

The seasonality of our business affects our quarterly results and places an increased strain on our operations.

We have historically experienced seasonal fluctuations in our sales, with higher sales volumes associated with Chuseok, Lunar New Year, and Christmas. Some of these holidays are on the lunar calendar, and thus the associated sales do not always fall in the same quarterly period. We expect to continue to experience seasonal trends in our business, making results of operations variable from quarter to quarter. This variability makes it difficult to predict sales and can result in significant fluctuations in our revenue between periods. Any failure to stock or restock popular products in sufficient amounts or to develop sufficient fulfillment and logistics capacity to meet customer demand could adversely affect our results of operations. When we overstock products, we may be required to take significant inventory markdowns or write-offs and incur commitment costs, which could result in lower margins and higher labor costs as a percentage of sales, which would harm our financial performance.

We may also experience increases in our fulfillment and logistics costs due to promotions, split-shipments, changes to our fulfillment and logistics network, and other arrangements necessary to ensure timely delivery during times of high order volume.

If too many customers access our apps or websites within a short period of time due to increased demand, we may experience system interruptions that make our apps or websites unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we offer or sell and have an adverse effect on our results of operations. In addition, we may be unable to adequately staff our fulfillment and logistics network, including our independent delivery partners, and customer service centers during these peak periods, which may impact our ability to satisfy seasonal or peak demand. Risks related to our fulfillment and logistics infrastructure described above in the risk factor titled "*If we do not successfully operate and manage the expansion of our fulfillment and logistics infrastructure, our business, financial condition, and results of operations could be materially harmed.*" are magnified during the holiday seasons.

We may expand our operations and offerings into new geographies, which would present new challenges and which may prove unsuccessful and materially and adversely affect our business.

As of December 31, 2025, we have operations and support services in the United States, Korea, Taiwan, Singapore, China, Japan, India, the United Kingdom, and various other European countries. We may further expand our operations into new geographies. These expansions could present new risks and challenges, which may prove unsuccessful and materially and adversely affect our business. Further expansion into additional geographies and offerings, such as our recent entry into the global luxury goods space through Farfetch, will continue to require significant management attention and resources and would require us to localize our offerings to conform to a wide variety of local cultures, business practices, laws, regulations, and policies. Such local cultures, business practices, laws, regulations, and policies in other countries may make it more difficult for us to replicate our business model and anticipate customer demand and preferences. In each local market, we expect to compete with local and international companies that may understand the local market better than we do, and we may not benefit from first-to-market advantages. If we are not successful in expanding into particular international geographies or in generating revenue from such international operations, our business, financial condition, and results of operations may be materially and adversely affected.

The acquisition of Farfetch created incremental risk to our business, financial condition, and results of operations.

In January 2024, we completed the acquisition of Farfetch (the "Farfetch Acquisition"). The Farfetch Acquisition exposes us to challenges and risks, including:

- increased overhead expenses or cash flow shortages that may occur if anticipated revenues from the Farfetch Acquisition are not realized or are delayed;

- hiring management personnel for expanded Farfetch operations;

- realizing the anticipated synergies and other benefits of the Farfetch Acquisition;

- the value of assets acquired in the Farfetch Acquisition may be lower than expected or may diminish;

- the liabilities assumed (including any unknown potentially significant claims that may arise following the acquisition for which we have limited or no contractual remedies or insurance coverage) may be greater than expected;

- assets and liabilities acquired may be subject to foreign currency exchange rate fluctuations;

- challenges associated with operating in geographic regions, including Europe, and markets where we have not had operations in the past;

- the effects of the transaction on relationships, including with suppliers, customers, boutiques, and competitors as well as the effect on the Farfetch brand;

- risks related to the potential effect of general economic, political, and market factors, including changes in the financial markets, interest rates or foreign exchange rates as a result of inflation or governmental measures implemented to address inflation; and

- litigation and regulatory risks related to the acquisition and/or our ownership of Farfetch.

If we fail to address the risks and uncertainties that we face, including those associated with the challenges listed above and those described elsewhere in this "Risk Factors" section, our business, financial condition, and results of operations would be adversely affected.

While we have integrated Farfetch into our internal controls over financial reporting, there is a risk that deficiencies may occur that could constitute significant deficiencies, or in the aggregate, a material weakness. As previously disclosed, Farfetch Limited identified the existence of a material weakness in its internal control over financial reporting and we determined the material weakness was not fully remediated as of December 31, 2024. As a result of the completed business restructuring and divestiture activities related to Farfetch's New Guards business, we now believe that, as of December 31, 2025, the combination of deficiencies previously identified is not a material weakness.

We expect that we will continue to invest in Farfetch to support its operating expenses, headcount, and executive resources. However, none of these investments will ensure the success of the Farfetch business. If we fail to successfully operate Farfetch, we will not realize the benefits anticipated, and any such failure could result in adverse effects on our business, financial condition and results of operations, including substantial impairment charges.

We previously identified and disclosed a material weakness in internal control over financial reporting related to our Farfetch acquisition. If we fail to properly manage our internal control over financial reporting, any material weakness in the future could negatively impact our business, investor confidence, and the price of our common stock.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. In order to properly manage our internal control over financial reporting, we may need to take additional measures, including system migration and automation, and we cannot be certain that the measures we have taken, and expect to take, to improve our internal controls will be sufficient to ensure that our internal controls will remain effective and eliminate the possibility that other material weakness or deficiencies may develop or be identified in the future. Implementing any changes to our internal controls may distract our officers and employees and require expenditures to implement new process or modify our existing processes.

If we experience future material weaknesses or deficiencies in internal controls (whether due to acquisitions or otherwise) and we are unable to correct them in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC, will be adversely affected. Any such failure could result in investors losing confidence in the accuracy and completeness of our financial reports, could cause us to violate covenants in our debt instruments or other reporting obligations, the market price of our Class A common stock could be adversely affected, and we could become subject to litigation or investigations by the New York Stock Exchange (the "NYSE"), the SEC, or other regulatory authorities, which could require additional financial and management resources and materially and adversely affect our business and results of operations.

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and materially and adversely affect our business, financial condition, and results of operations.

Our success will depend, in part, on our ability to expand our products and services and grow our business in response to changing technologies, customer demands, and competitive pressures. In some circumstances, we may choose to do so through the acquisition of complementary businesses and technologies rather than through organic growth. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. Additionally, acquisitions and other transactions may be subject to regulatory challenges from antitrust or other regulatory authorities that may block, delay or impose conditions (such as divestitures, ownership or operational restrictions or other structural or behavioral remedies) on the completion of transactions or the integration of acquired operations. Further, once we have completed an acquisition (such as the Farfetch Acquisition), we may not be able to successfully integrate the acquired business. We face additional risks in connection with acquisitions, including that:

- an acquisition may negatively affect our financial condition and results of operations because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by stockholders and third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

- we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, data security, products, personnel, accounting or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

- commitments, liabilities, deficiencies and other risks associated with acquired businesses may not be identified or may be underestimated;

- potential exposure to new or increased regulatory oversight and uncertain or evolving legal, regulatory and compliance requirements associated with acquired businesses;

- an acquisition may disrupt our ongoing business, divert resources, increase our expenses, and distract our management;

- an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from us or the acquired company;

- we may encounter difficulties in selling or utilizing any acquired products or services, or we may be unable to do so successfully or at all;

- potential write-offs or impairment of goodwill or other acquisition-related intangible assets;

- our use of cash to pay for acquisitions would limit other potential uses for our cash;

- if we incur debt to fund an acquisition, such debt may subject us to material restrictions on our ability to conduct our business, or require us to comply with certain financial maintenance covenants which may adversely affect our ability to conduct our business; and

- if we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease or losses per share may increase.

The occurrence of any of these foregoing risks could have a material adverse effect on our business, financial condition, and results of operations.

Our business depends on the continued growth of online commerce and the increased acceptance of online transactions by potential customers.

Online commerce is still developing in many of the geographies in which we operate. Our future revenue depends substantially on our customers, suppliers, merchants, and advertisers accepting the Internet as a way to conduct commerce, to purchase goods and services, and to carry out financial transactions. For us to grow our customer base successfully, more customers, merchants, and suppliers must accept and adopt new ways of conducting business and exchanging information, including through mobile devices. Further, service interruptions in Internet access could prevent customers from accessing our apps or websites and placing orders, and frequent interruptions could discourage customers from using our apps or websites, which could cause us to lose customers and harm our results of operations. In addition, we have no control over the costs of the services provided by the telecommunications operators. For more information, see the risk factor below titled "*Our business depends on network and mobile infrastructure, third-party data center hosting facilities, other third-party providers, and our ability to maintain and scale our technology. Any significant interruptions or delays in service on our apps or websites or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays, and loss of customers, suppliers, or merchants.*"

Acceptance and use of the Internet are critical to our growth and the occurrence of any one or more of the above challenges could have a material adverse effect on our business, financial condition, and results of operations.

If the mobile, AI, and other technology, solutions available to our merchants and customers are not effective, the use of our apps, websites, and marketplaces could decline.

Purchases made on mobile devices and through the use of AI tools by customers have increased significantly in recent years. Our suppliers and merchants are also increasingly using AI and mobile devices to operate their businesses on our apps and websites. If we are unable to deliver a rewarding experience on mobile devices or effectively utilize AI tools, our ability and the ability of our merchants to manage and scale our respective businesses may be harmed and, consequently, our business may suffer.

We continually upgrade existing technologies and business applications to keep pace with evolving technologies, our competitors, and consumer preferences, and we may be required to implement new technologies, such as those related to AI, or business applications in the future. The implementation of these technologies and changes requires significant investments and as new devices, operating systems and platforms are released, it is difficult to predict requirements, regulatory changes, or the problems we may encounter in developing applications for these alternative devices, operating systems and platforms. Additionally, we may need to devote significant resources to the support, maintenance and regulatory compliance of such applications once created.

The success of our applications could also be harmed by factors outside our control, such as:

- actions taken by providers of mobile operating systems or mobile application download stores;

- unfavorable reviews and treatment received by our mobile applications, especially as compared to competing applications, such as the placement of our mobile applications in a mobile application download store;

- increased costs to distribute or use our mobile applications; or

- changes in mobile operating systems, such as iOS and Android, that degrade the functionality of our mobile websites or mobile applications or that give preferential treatment to competitive products.

If merchants and customers encounter difficulty accessing or using our apps or websites on their mobile devices, if they choose not to use our apps or websites on their mobile devices, or we do not offer attractive AI tools, our business, financial condition, and results of operations may be adversely affected.

We are subject to risks associated with sourcing and manufacturing goods from countries outside of Korea.

A portion of our sales are dependent on our ability to import finished goods from other countries into Korea. Substantially all of our import operations are subject to customs requirements. The countries from which some of our products are manufactured or exported, or into which our products are imported, may from time to time impose quotas, duties, tariffs, or other restrictions on imports (including restrictions on manufacturing operations) or adversely modify existing restrictions. Changes in Korea, China, the United States, and other governments regarding international trade, including import and export regulations, tariffs, and international trade agreements, may negatively impact our business. Imports are also subject to unpredictable foreign currency variation which may increase our cost of sales. Adverse changes in these import costs and restrictions, or failure by our suppliers to comply with customs regulations or similar laws, could harm our business.

Our operations are also subject to the effects of international trade agreements and regulations, which may impose requirements that adversely affect our business, such as setting quotas on products that may be imported from a particular country.

Our ability to import products in a timely and cost-effective manner may also be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, labor disputes, severe weather, or increased security requirements in Korea and other countries. These issues could delay importation of products or require us to locate alternative ports or transportation or warehousing providers to avoid disruption to customers. These alternatives may not be available on short notice or could result in higher costs, which could have a material adverse impact on our business, financial condition, and results of operations.

If our ability to import goods from other countries is negatively impacted by domestic or international trade regulations (including any future customs requirements, tariffs, and quotas implemented in Korea or other countries), our ability to maintain a diverse selection of products for our customers and to be able to timely deliver products consistent with our customers' expectations could be harmed, which could materially and adversely impact our future revenue and growth.

Efforts to increase advertising revenue may impact our sales or results of operations.

Growth in our advertising revenue depends on our ability to continue to develop and offer advertisers effective tools and promotions. New advertising formats that take up more space on our apps and websites may impact customer satisfaction, which could impact our sales. As the advertising market generates and develops new concepts and technologies, we may incur additional costs to implement more effective products and tools. Continuing to develop and improve these products and tools may require significant time and resources and additional investment, which could reduce margins for our advertising business. Additionally, changes to our advertising policies and data privacy practices, as well as changes to other companies' advertising and/or data privacy practices, have in the past, and may in the future, affect the advertising that we are able to provide, which could harm our business. If we cannot continue to develop and improve our advertising products and tools in a timely fashion, or if our advertising

products and tools are not well received by advertisers or customers, our revenue or sales could be materially and adversely affected.

Failure to deal effectively with fraudulent activities on our apps or websites would increase our fraud losses and harm our business and could severely diminish merchant and customer confidence in and use of our services.

We face risks with respect to fraudulent activities on our apps or websites and periodically receive complaints from customers who assert they have not received the goods they purchased or that goods they received were fraudulent, from merchants who may not have received payment for goods that were purchased, or from manufacturers or others who assert that their intellectual property is being infringed by products or services we offer.

Although we have implemented measures designed to detect and reduce the occurrence of fraudulent activities, combat bad customer experiences, and increase customer satisfaction, including encouraging reporting of concerns, gating and monitoring higher-risk activities, evaluating merchants on the basis of their transaction history, and restricting or suspending some merchants, we cannot assure you that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among merchants and customers. We will need to evolve to combat fraudulent activities as they develop. Any failure to evolve could result in loss of customer trust. At the same time, the implementation of additional measures to address fraud could negatively affect the attractiveness of our offerings to customers and merchants, or create friction in our customers' experience.

We rely on Pay to conduct a substantial amount of the payment processing across our businesses in Korea. If Pay's services were limited, restricted, curtailed, or degraded in any way, or become unavailable to us or our customers for any reason, our business may be adversely affected.

Pay, our digital financial services offering, provides our customers with convenient payment processing in Korea. These services are critical to our business. We rely on the convenience and ease of use that Pay provides to our customers and merchants. If the quality, utility, convenience, or attractiveness of Pay's services declines for any reason, the attractiveness of our offerings to customers and merchants could be harmed.

Pay is subject to a number of risks which, if they were to materialize, could materially and adversely affect its ability to provide payment processing services to us and our customers, including, but not limited to:

- dissatisfaction with Pay's services or lower use of Pay by customers and merchants;

- increasing competition, including from other established companies, payment service providers, and companies engaged in other financial technology services;

- changes to rules or practices applicable to payment systems that link to Pay;

- breach of customers' privacy and concerns over the use and security of information collected from customers and any related negative publicity or liability relating thereto;

- service outages, system failures, or failure to effectively scale the system to handle large and growing transaction volumes;

- increasing costs to Pay, including fees charged by banks to process transactions through Pay, which would also increase our cost of revenue;

- negative news about and social media coverage on Pay, its business, its service offerings, or matters relating to Pay's data security and privacy; and

- failure to manage customer funds accurately or loss of customer funds, whether due to employee fraud, security breaches, technical errors, or otherwise.

Pay's services are highly regulated. Pay is required to comply with numerous complex and evolving laws, rules, and regulations, particularly in the areas of online and mobile payment services. For instance, in December 2025, Korea's Electronic Financial Transactions Act (the "EFTA") was amended to require that settlement funds held by Pay (and companies similar to Pay) for merchant settlement or user refunds be fully managed externally. At least 60% of the settlement funds must be managed by third parties, through deposits, trusts or payment guarantee insurance, from December 2026 and increasing to 100% by December 2028. This amendment may increase our restricted cash balance or require us to purchase payment guarantee insurance, if available. The amendment to the EFTA and a proposed amendment to Korea's Large-Scale Retail Business Act also shorten the settlement period for certain merchant payments beginning in December 2026, which may reduce our accounts payable balances and cash on hand.

In addition, as Pay expands the type and reach of its services within Korea and into international geographies, it will become subject to additional legal and regulatory risks and scrutiny. Any failure, or deemed failure, by Pay to comply with existing or new laws, regulations or orders of any governmental authority may, among other things:

- subject us to significant fines, penalties, criminal and civil lawsuits;

- result in additional compliance and licensure requirements;

- cause us to lose existing licenses or prevent or delay us from obtaining additional licenses that may be required for our business;

- increase regulatory scrutiny of our business;

- divert management's time and attention from our business;

- restrict our operations;

- lead to increased friction for customers;

- force us to make changes to our business practices, products or operations;

- require us to engage in remediation activities; or

- delay planned transactions, product launches or improvements.

Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brands and business, and adversely affect our results of operations and financial condition.

We are subject to payment-related risks, and if payment processors are unwilling or unable to provide us with payment processing services or impose onerous requirements on us in order to access their services, or if they increase the fees they charge us for these services, our business, financial condition, and results of operations could be materially and adversely affected.

We accept payments using a variety of methods, including credit and debit cards, money transfers, and Pay. For certain payment methods, including credit and debit cards, we pay bank interchange and other fees. These fees may increase, which would increase our operating costs and adversely affect our results of operations. We use third parties to provide payment processing services, including the processing of credit and debit cards. Our business may be disrupted for an extended period of time if any of these companies becomes unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and/or lose our ability to accept credit and debit card payments from customers or facilitate other types of online payments, and our business could be harmed. Moreover, although the payment gateways we use are contractually obligated to indemnify us with respect to liability arising from fraudulent payment transactions, if such fraudulent transactions are related to credit card transactions and become excessive, they could potentially result in our losing the right to accept credit cards for payment. If any of these events were to occur, our business, financial condition, and results of operations could be adversely affected.

Increases in food, energy, labor, and other costs could materially and adversely affect our results of operations.

Factors such as inflation, increased food costs, increased labor and employee benefit costs, increased rental costs, or increased energy costs have increased, and may continue to increase, our operating costs and those of our suppliers and independent contractors. Many of the factors affecting suppliers and independent contractors are beyond the control of these parties. In many cases, these increased costs may cause suppliers and independent contractors to spend less time providing services to our customers or to seek alternative sources of income and may cause some suppliers or independent contractors to cease operations altogether. Likewise, these increased costs may cause suppliers and independent contractors to pass costs on to us and our customers by increasing prices, which would likely cause order volume to decline, and may cause suppliers or independent contractors to cease operations altogether. Any of these factors could adversely affect our business and results of operations.

We rely on our merchants to provide a high-quality experience to our customers.

Our marketplace provides many small- and medium-sized businesses with access to customers across Korea and certain other countries. Aggregating their products in one convenient forum provides convenience to customers and an increased business opportunity for merchants. We have policies and procedures intended to protect both merchants and customers on our marketplace. However, we do not control the merchants, who are independent, third-party businesses.

A small portion of customers complain to us about their experience with our merchants. For example, customers may report that they have not received the items that they purchased, that the items received were not as represented by a merchant, or that a merchant has not been responsive to their questions or complaints. We have customer service resources to process such complaints, but we cannot guarantee that these resources have or will resolve all concerns. Similarly, we occasionally identify merchants who are unable to fulfill orders within a timeframe or in a manner consistent with customer expectations.

Negative publicity and sentiment generated as a result of these types of complaints or any associated enforcement action taken against merchants could reduce our ability to attract and retain our merchants and customers or damage our reputation. A perception that our levels of responsiveness and support for our merchants and customers are inadequate could have similar results. In some situations, we may choose to reimburse our customers for their purchases, but we may not be able to recover the

funds we expend for those reimbursements. Although we focus on enhancing customer service, our efforts may be unsuccessful and our merchants and customers may be disappointed in their experience and not return.

Anything that prevents the timely processing of orders or delivery of goods to our customers could harm our merchants. Service interruptions and delivery delays may be caused by events that are beyond our control and the control of our merchants, such as transportation disruptions, natural disasters, inclement weather (including as a result of climate change), terrorism, public health crises, or political unrest. Additionally, disruptions in the operations of a substantial number of our merchants could also result in negative experiences for a substantial number of our customers, which could harm our reputation and brand. If our customers have a negative experience in the purchase of these products, whether due to quality or timing of delivery, our business, financial condition, and results of operations could be adversely affected.

Changes to our customer satisfaction program could increase our expenses.

Our customer satisfaction program protects customers from fraudulent transactions, as well as if they do not receive the items ordered or if the items received are significantly different from their descriptions. The risk of loss from our customer satisfaction program is specific to individual customers and transactions, and may also be impacted by modifications to this program resulting from changes in regulatory requirements, or changes that we decide to implement, such as expanding the scope of transactions covered. Increases in our expenses, including as a result of changes to our customer satisfaction program, could negatively impact our business, financial condition, and results of operations.

Our business depends on network and mobile infrastructure, third-party data center hosting facilities, other third-party providers, and our ability to maintain and scale our technology. Any significant interruptions or delays in service on our apps or websites or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays, and loss of customers, suppliers, or merchants.

A key element of our strategy is to generate a high volume of traffic on, and use of, our apps and websites. Our reputation and ability to attract, retain, and serve our customers are dependent upon the reliable performance of our apps and websites and the underlying network infrastructure. As our customer base and the amount of information shared on our apps and websites continue to grow, we will need an increasing amount of network capacity and computing power. We have spent and expect to continue to spend substantial amounts on data centers and equipment and related network infrastructure to, among other things, handle the traffic on our apps and websites. The operation of these systems is complex and could result in operational failures. In the event that the volume of traffic of our customers exceeds the capacity of our current network infrastructure or in the event that our customer base or the amount of traffic on our apps and websites grows more quickly than anticipated, we may be required to incur significant additional costs to enhance the underlying network infrastructure. Interruptions or delays in these systems, whether due to system failures, computer viruses, physical or electronic break-ins, undetected errors, design faults, or other unexpected events or causes, could affect the security or availability of our apps and websites and prevent our customers from accessing our apps and websites. If sustained or repeated, these performance issues could reduce the attractiveness of our products and services. In addition, the costs and complexities involved in expanding and upgrading our systems may prevent us from doing so in a timely manner and may prevent us from adequately meeting the demand placed on our systems. Any interruption or inadequacy that causes performance issues or interruptions in the availability of our apps or websites could reduce customer satisfaction and result in a reduction in the number of customers purchasing our products and services.

We depend on the development and maintenance of the Internet and mobile infrastructure. This includes maintenance of reliable Internet and mobile infrastructure with the necessary speed, data capacity, and security, as well as timely development of complementary products, for providing reliable Internet and mobile access. We also use and rely on services from other third parties, such as our telecommunications services and credit card processors, and those services may be subject to outages and interruptions that are not within our control. Failures by our telecommunications providers may interrupt our ability to provide phone support to our customers and distributed denial-of-service attacks directed at our telecommunication service providers could prevent customers from accessing our apps or websites. In addition, we have in the past and may in the future experience down periods where our third-party credit card processors are unable to process the online payments of our customers, disrupting our ability to receive customer orders. Our business, financial condition, and results of operations could be adversely affected if for any reason the reliability of our Internet, telecommunications, payment systems, and mobile infrastructure is compromised.

We offer our products through our apps and websites using data centers, including Amazon Web Services ("AWS"), a provider of cloud infrastructure services. We rely on the Internet to communicate with our customers and merchants and, accordingly, depend on the continuous, reliable, and secure operation of Internet servers, related hardware and software, and network infrastructure. Our operations depend on protecting the virtual cloud infrastructure hosted in AWS and its configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and which third-party Internet service providers transmit. Furthermore, we have no physical access or control over the services provided by AWS and we cannot quickly or easily switch our operations to another third-party cloud infrastructure service provider. A prolonged AWS service disruption affecting our apps or websites could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. We may also incur significant costs in connection with switching to or using alternative cloud services or taking other actions in preparation for, or in reaction to, events that impact our ability to use AWS services. Damage or interruptions to these data centers could harm our business. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our apps and websites.

AWS enables us to access and use its service offerings in varying amounts and sizes, and across multiple regions. AWS provides us with cloud infrastructure services pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement for any reason by providing us with at least two years' notice. AWS may also terminate the agreement for cause upon 30 days' notice, which, in certain instances, is subject to our right to issue an escalation notice, if we are in material breach of our obligations when using AWS services or which could cause harm to AWS, or if AWS is required to comply with applicable law or binding orders of governmental entities. AWS may also discontinue a service offering that it makes generally available to its customers by providing us with at least 12 months' prior notice, except that AWS is not obligated to provide such notice if the discontinuation is necessary to address an emergency or threat to the security or integrity of AWS, respond to claims, litigation, or loss of license rights related to third-party intellectual property rights, or to comply with law or the requests of a government entity. AWS agrees that it will not make any such discontinuation in a manner that applies only to us, and not to the other AWS customers generally or to a subset of AWS customers. Termination or suspension of the AWS agreement or the underlying service offerings may harm our ability to access data centers we need to host our apps and websites or to do so on similar terms as those we have with AWS.

We also rely on e-mail service providers, bandwidth providers, Internet service providers, and mobile networks to deliver e-mail and "push" communications to customers and to allow customers to access our apps and websites. Any damage to, or failure of, our systems or the systems of our third-party data centers or our other third-party providers could result in interruptions to the availability or functionality of our apps and websites. As a result, we could lose customer data and miss order fulfillment deadlines, which could result in decreased sales, increased overhead costs, excess inventory, and product shortages. If for any reason our arrangements with our data centers or third-party providers are terminated or interrupted, such termination or interruption could materially and adversely affect our business, financial condition, and results of operations. We exercise little control over these providers, which increases our vulnerability to problems with the services they provide. We could experience additional expense in arranging for new facilities, technology, services, and support. In addition, the failure of our third-party data centers or any other third-party providers to meet our capacity requirements could result in interruption in the availability or functionality of our apps and websites.

The satisfactory performance, reliability, and availability of our apps, websites, transaction processing systems, and technology infrastructure are critical to our reputation and our ability to attract and retain customers, as well as to maintain adequate customer service levels. Our revenue depends on the number of customers who shop on our apps and websites and the volume of orders that we can handle. Unavailability of our apps or websites or reduced order fulfillment performance would reduce the volume of goods sold and could also materially and adversely affect customer perception of our brand. Any slowdown or failure of our apps, websites, or the underlying technology infrastructure could harm our business, reputation, and ability to attract, retain, and serve our customers.

The occurrence of a natural disaster, power loss, telecommunications failure, data loss, computer virus, an act of terrorism, cyberattack, vandalism or sabotage, act of war or any similar event, or a decision to close our third-party data centers on which we normally operate or the facilities of any other third-party provider without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in the availability of our apps and websites. If a natural or man-made disaster, pandemic, blackout, or other unforeseen event were to occur that disrupted the ability to obtain an Internet connection, we may experience a slowdown or delay in our operations.

In addition, certain of our hardware, including data servers, are located at offsite data centers, and certain other equipment is located within our premises. Such infrastructure systems are vulnerable to damage or interruption as a result of war, floods, fires, power loss, telecommunications failures, human error, and other similar events. While we have some limited disaster recovery arrangements in place, our preparations may not be adequate to account for disasters or similar events that may occur in the future and may not effectively permit us to continue operating in the event of any problems with respect to our systems or those of our third-party data centers or any other third-party facilities. Our disaster recovery and data redundancy plans may be inadequate, and our business interruption insurance may not be sufficient to compensate us for the losses that could occur. If any such event were to occur, our business, financial condition, and results of operations may be adversely affected.

Our culture has been critical to our success and if we cannot maintain this culture as we grow, our business could be harmed.

We believe that our culture, where the customer is at the beginning and the end in each decision we make, has been critical to our success. We may face a number of challenges that may affect our ability to sustain our corporate culture, including a potential failure to attract and retain employees who embrace and further our culture, any expansion into additional geographies and new lines of business, competitive pressures that may divert us from our vision and values, and the integration of new personnel and businesses from acquisitions (such as the recent acquisition of Farfetch). If we are not able to maintain our culture as we continue to grow, our business, financial condition, and results of operations could be adversely affected.

Our business could be disrupted by catastrophic occurrences and similar events.

Our business and the infrastructure on which our business relies is vulnerable to damage or interruption from catastrophic occurrences, such as earthquakes, tsunamis, floods, fires, extreme weather events (whether as a result of climate change or otherwise), power loss, telecommunication failures, criminal acts, sabotage, other intentional acts of violence, vandalism and misconduct, war, civil unrest, terrorist attacks, geopolitical events, including those related to hostilities between North Korea and Korea, tensions between China and Taiwan, conflicts in the Middle East, disease and pandemics, and similar events. Our Korean corporate offices and certain of our data centers are located in regions known for seismic activity. Despite any precautions we may take, the occurrence of a natural or man-made disaster or other unanticipated problems at our facilities or the facilities of our cloud providers could result in disruptions, outages, and other performance and quality problems. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be seriously harmed.

The frequency and intensity of weather events related to climate change are increasing, which could increase the likelihood and severity of such disasters as well as related damage and business interruption. The long-term impacts of climate change, whether involving physical risks (such as extreme weather conditions, drought, or rising sea levels) or transition risks (such as regulatory or technology changes or increased operating costs, including the cost of insurance) are expected to be widespread and unpredictable. Certain impacts of physical risk may include: temperature changes that increase the heating and cooling costs at fulfillment centers; extreme weather patterns that affect the production or sourcing of certain products or commodities; and flooding and extreme storms that damage or destroy our buildings and inventory. Impacts of transition risks may include: changes in energy and commodity prices driven by climate-related weather events; prolonged climate-related events affecting macroeconomic conditions with related effects on consumer spending and confidence; stakeholder perception of our engagement in climate-related policies; new regulatory requirements resulting in higher compliance risk and operational costs; and increased insurance costs.

Our business and operations could be adversely affected by health epidemics, impacting the geographies and communities in which we and our customers, suppliers, merchants, and advertisers operate.

Health epidemics, such as the COVID-19 pandemic, have resulted in, and may in the future result in supply chain disruptions including those of our vendors and suppliers, constraints in logistics and fulfillment related labor costs including costs to attract and retain employees, modification of our operations, adjustments to our services and technology and other responses.

The ultimate impact of any health epidemic on our business depends on many factors and uncertainties outside of our control, including, but not limited to:

- the severity and duration of any such health epidemic in areas in which we operate;

- evolving macroeconomic factors, including general economic uncertainty, unemployment rates, inflation and recessionary pressures;

- changes in labor markets affecting us and our suppliers;

- unknown consequences on our business performance and initiatives stemming from the substantial investment of time and other resources to the pandemic response;

- the impact of governmental restrictions;

- the long-term impact of the epidemic on our business, including consumer behaviors;

- disruption and volatility within the financial and credit markets; and

- the pace and extent of the ultimate recovery from the epidemic.

Restrictions in our credit agreements could materially and adversely affect our operating flexibility.

We are party to a senior unsecured revolving credit facility as well as various other credit agreements as described in described in Part II, Item 8. "Financial Statements and Supplementary Data" — Note 13 — "Short-Term Borrowings and Long-Term Debt " to the consolidated financial statements included in this Form 10-K. Our credit agreements may limit our ability to, among other things:

- incur or guarantee additional debt;

- make certain investments and acquisitions;

- make prepayments of certain indebtedness;

- incur certain liens or permit them to exist;

- transfer funds or pay dividends to Coupang, Inc.; and

- make fundamental changes and dispositions (including dispositions of equity interests of any subsidiary guarantors).

Our revolving credit facility also contains covenants requiring us to maintain certain financial ratios.

The provisions of our revolving credit facility may affect our ability to obtain future financing and to pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. As a result, restrictions in our revolving credit facility could adversely affect our business, financial condition, and results of operations. In addition, our revolving credit facility includes cross-default and cross-acceleration provisions and a failure to comply with these provisions, as well as our other credit agreements, could result in a default or an event of default that could enable our lenders to declare the outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of outstanding amounts under our revolving credit facility or other credit agreements is accelerated, our assets may be insufficient to repay such amounts in full, and our common stockholders could experience a partial or total loss of their investment. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

We face risks associated with our investment portfolio.

Our investment policies and strategies may result in a variety of short-term and long-term investments. These investments may include (either directly or indirectly) obligations (including certificates of deposit) of banks, money market funds, government securities, and other short-term securities. These investments are subject to general market, interest rate, credit and liquidity risks, and such risks may be exacerbated during periods of unusual financial market volatility. Investments in these securities and funds are not insured against loss of principal. Under certain circumstances, we may be required to redeem all or part of these securities or funds at less than par value. A decline in the value of our investments, or a delay or suspension of our right to redeem them, may have a material adverse effect on our results of operations, liquidity and financial condition.

Risks Related to Doing Business in Korea

There are special risks involved with investing in companies with Korean operations, including the possibility of restrictions being imposed by the Korean government in emergency circumstances, accounting and corporate disclosure standards that differ from those in other jurisdictions, and the risk of direct or vicarious criminal liability for executives of our Korean affiliates.

Our wholly-owned subsidiary, Coupang Corp., is a Korean company, and Coupang Corp. and its Korean affiliates operate in a business and cultural environment that is different from that of other countries. For example, under the Foreign Exchange Transaction Act of Korea, if the Korean government determines that in certain emergency circumstances, including sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets are likely to occur, it may impose any necessary restriction such as requiring Korean or foreign investors to obtain prior approval from the Minister of Economy and Finance of Korea prior to repatriating interest, dividends or sales proceeds arising from Korean securities or from the disposition of such securities or other transactions involving foreign exchange. Although investors hold shares of our Class A common stock, Coupang Corp. may experience adverse risks and in turn could adversely impact our business, prospects, financial condition, and results of operations and could lead to a decline in the price per share of our Class A common stock.

We also have significant subsidiaries in Korea that have statutory financial statement filing requirements. They are subject to disclosure requirements by the Korean regulators, which will involve periodical public filings of financial information under local accounting standards. These local accounting standards may differ from those of accounting principles generally accepted in the United States of America ("U.S. GAAP").

In addition, under Korean law, there are circumstances in which certain executives of a company may be investigated or held criminally liable either directly or vicariously for the actions of the company and its executives and employees. For example, complaints alleging infringement of intellectual property rights, breaches of certain Korean laws (e.g., labor standards laws and fair trade laws), and product-related claims may be investigated and prosecuted as criminal offenses with both the company and the company's executives being named as defendants in such proceedings. These risks change over time. For example, as a result of a KFTC referral, the Seoul Eastern Prosecutors' Office has initiated a criminal investigation into Coupang Corp. and Coupang Private Label Brands ("CPLB") as further described in Part II, Item 8. "Financial Statements and Supplementary Data" — Note 14 — "Commitments and Contingencies" to the consolidated financial statements.

As a result of these current and changing risks, our executives have in the past been named, and may be named in the future, in criminal investigations or proceedings stemming from our operations. In Korea, company executives being named in such investigations or proceedings is a common occurrence, even though in practice many such cases result in no liability to the individual. If our executives were to be named in such criminal proceedings or held either directly or vicariously criminally liable for the actions of the company and its executives and employees, our business, financial condition, and results of operations may be harmed. For more information, see the risk factor above titled "*We have experienced, and may again experience, data incidents involving the unauthorized or improper access to proprietary, confidential, or customer data, and may experience cybersecurity or data incidents involving unauthorized or improper use of, disclosure of, alteration of, or destruction of, proprietary, confidential, or customer data, any of which could cause loss of revenue, harm to our brand, business disruption, and significant liabilities.*"

Transactions with the subsidiaries and affiliates of Coupang Corp. may be restricted under Korean fair trade regulations.

Coupang Corp. enters into business relationships and transactions with its subsidiaries and affiliates, which are subject to scrutiny by the KFTC as to, among other things, whether such relationships and transactions constitute undue financial support among companies in the same business group. If, in the future, the KFTC determines that Coupang Corp. has engaged in transactions that violate the fair trade laws and regulations, it may be subject to an administrative and/or criminal fine, surcharge or other actions, which may have an adverse effect on our business, financial condition, and results of operations.

Coupang Corp. is subject to certain requirements and restrictions under Korean law that may, in certain circumstances, require it to act in a manner that may not be in our or our stockholders' best interest.

Under the amended Korean Commercial Code, effective July 2025, directors of a Korean company, such as Coupang Corp., owe a fiduciary duty to both the company itself and its stockholders. While this amendment expands the scope of directors' duties to include the interests of stockholders, the fundamental duty to the company itself remains in effect. Consequently, legal uncertainties exist regarding how these dual duties will be interpreted by Korean courts in the event of a conflict between the interests of the company and those of its majority stockholder. As a result, if circumstances arise in which the preservation of Coupang Corp.'s corporate value or solvency conflicts with the immediate interests of Coupang, Inc. or our stockholders, Coupang Corp. may still be restricted under applicable Korean law from acting in a manner that is in the best interest of Coupang, Inc., as its parent, or our stockholders. For example, providing guarantees or collateral by Coupang Corp. in favor of Coupang, Inc., as its parent, without a justifiable cause and on other than arm's-length terms may still constitute a breach of the directors' fiduciary duty to Coupang Corp. notwithstanding their expanded duty to stockholders.

Approval by the board of directors of a Korean company is required for, among other things, all transactions between a director or major stockholder (including a 10% or more stockholder) and the company for the director's or the major stockholder's account. As a result, intercompany transactions between us and Coupang Corp. (or any other Korean subsidiary we may own, from time to time), could arise in which the directors of the Korean subsidiary are unable to prioritize ours or our stockholders' best interest due to their concurrent obligation to protect the subsidiary's separate corporate assets. Since substantially all of our operations are conducted by Coupang Corp., any such occurrence with respect to Coupang Corp. could adversely affect our business, financial condition, and results of operations.

Coupang Corp.'s transactions with related parties are subject to close scrutiny by the Korean tax authorities, which may result in adverse tax consequences.

Under Korean tax law, there is an inherent risk that Coupang Corp.'s transactions with its subsidiaries, affiliates or any other person or company that is related to us may be challenged by the Korean tax authorities if such transactions are viewed as having been made on terms that were not on an arm's-length basis. If the Korean tax authorities determine that any of its transactions with related parties were on other than arm's-length terms, it may not be permitted to deduct as expenses, or may be required to include as taxable income, or may be required to pay other taxes (including value-added taxes), any amount which is found to be undue financial support between related parties in such transaction, which may have adverse tax consequences for us and, in turn, may adversely affect our business, financial condition, and results of operations.

A focus on regulating intellectual property by the Korean government subjects us to extra scrutiny in our operations and could subject us to sanctions, fines, or other penalties, which could adversely affect our business and operations in Korea.

The Korean government has recently focused on addressing intellectual property infringement in Korea, particularly with respect to luxury and well-known brand name merchandise. If the Korean government determines that we are liable for any type of intellectual property infringement, the Korean government may subject us to sanctions, fines, or other penalties, which could adversely affect our business and operations.

Our business may be adversely affected by developments that negatively impact the Korean economy and uncertainties in economic conditions that impact spending patterns of our customers in Korea.

We have historically generated a substantial majority of our revenue from sales in Korea. Our future performance may depend on Korea's future economic growth. Adverse developments in Korea's economy as a result of various factors, including economic, political, legal, regulatory, and social conditions in Korea may have an adverse effect on customer spending, which may not allow us to achieve our desired revenue growth or margins. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty as the Korean economy is closely tied to, and is affected by developments in, the global economy. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, inflationary pressures, elevated interest rates, acts of war, geopolitical conflicts, terrorism, and disease outbreaks, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to liquidity and credit concerns and volatility in the global financial markets, the value of the KRW relative to the USD and other foreign currencies and the stock prices of Korean companies have fluctuated significantly in recent years. Further declines in the Korea Composite Stock Price Index, large amounts of sales of Korean securities by foreign investors, and subsequent repatriation of the proceeds of such sales may adversely affect the value of the KRW, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean economy or the global economy could adversely affect our business, financial condition, and results of operations.

Potential developments that could have an adverse impact on Korea's economy include:

- declines in customer confidence, decreases in consumer disposable income, a slowdown in customer spending and higher levels of unemployment;

- political instability or uncertainty;

- adverse conditions or developments in the economies of countries and regions that are important export and import markets for Korea, such as Taiwan, China, the United States, Europe, and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom's exit from the European Union;

- adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the KRW, the USD, the EUR, or other exchange rates, or the revaluation of the Chinese Renminbi), interest rates, inflation rates, or stock markets;

- increased sovereign default risk of select countries and the resulting adverse effects on the global financial markets;

- investigations of large Korean business groups and their senior management for possible misconduct;

- a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

- the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China), as well as a slowdown in the growth of China's economy, which is one of Korea's most important export markets;

- the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements or the imposition of tariffs;

- social or labor unrest;

- substantial changes in the market prices of Korean real estate;

- a decrease in tax revenue and a substantial increase in the Korean government's expenditures for fiscal stimulus measures, unemployment compensation, and other economic and social programs that, together, would lead to an increased government budget deficit;

- financial problems or lack of progress in the restructuring of certain Korean conglomerates, certain other large troubled companies, or their suppliers;

- loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean conglomerates;

- increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

- acts of war or geopolitical uncertainty and risk of further attacks by terrorist groups around the world;

- the occurrence of severe health epidemics in Korea or other parts of the world;

- deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including the imposition of any new or increased tariffs, or any deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);

- political uncertainty or increasing strife among or within political parties in Korea;

- hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or increase in the price of oil;

- an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States;

- political or social tensions involving Russia, Venezuela, or Iran and any resulting adverse effects on the global supply of oil or the global financial markets;

- natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners; and

- changes in financial regulations in Korea.

New Korean legislative proposals and regulatory or enforcement changes may expose our business to additional risks from litigation, regulation, and government investigations.

We are subject to changing laws and regulations everywhere we do business, including in Korea. For example, the KFTC is increasingly focused on regulating various new industries, including what they describe as online platform companies. The KFTC takes the position these regulations could apply to Coupang. Any additional regulations that may apply to us, including, but not limited to, regulation related to retail, online retail, or technology, could have an adverse effect on our business, financial condition, and results of operation.

Additional enacted or proposed regulations include numerous consumer-related and vendor-favorable provisions in the online shopping industry. Implementation of any of these regulations and/or reinterpretation of existing regulations could have an adverse effect on our business. For instance, the Korean Confederation of Trade Unions has supported a regulation banning nighttime deliveries. If this regulation were to pass, Coupang's dawn delivery service, whereby customers may order certain products before midnight and receive them by 7 am the next morning, would no longer be permitted. Loss of this feature could adversely affect our business, financial condition, and results of operations. In addition, the KFTC and other regulators have investigated certain commercial terms we use with our vendors and merchants, the bundling of Eats services that come with a WOW membership in Korea, and membership cancellation processes. These investigations may result in regulatory orders to modify our business practices, which may affect our results of operations, liquidity, and financial condition.

Our business is also subject to changes in regulation affecting workplace safety, health, and risk prevention. For example, the Act on Punishment for Serious Accidents (the "Serious Accidents Act") became effective in Korea in 2022. The Serious Accidents Act imposes enhanced liability (including criminal liability) on businesses, managers, and individuals who are responsible for causing loss of life by failing to fulfill duties relating to workplace safety and health or risk prevention. The Korean Ministry of Labor and Employment is investigating our workplace safety practices and the Serious Accidents Act provides the potential for criminal punishment, public disclosure of punishment, and monetary damages, including punitive damages up to five times the actual damages suffered. The Serious Accidents Act extends potential liability to a wider group of persons than under pre-existing law, including those who oversee safety and health matters for the business concerned and also general managers of the business. Also, legislation has been introduced to strengthen safety regulations including imposing a penalty surcharge up to five percent of total business profits if three or more deaths occur within a year due to violations of the law.

These are just some examples of how our business could be affected by changing regulations. If these or other regulatory proposals are enacted and implemented, our Korean subsidiary, Coupang Corp. (and its Korean subsidiaries), could face substantial costs and disruption to our business, and management could be required to spend significant time and attention on these matters, which would divert our focus from our core business. This could adversely affect our business, financial condition, and results of operations.

Korean government mandates, policies, negotiations, and orders may have a negative impact on our business, financial conditions, and results of operations.

Coupang Corp. and its Korean subsidiaries and affiliates have from time to time been, and may in the future be, subject to various Korean government mandates, policies, negotiations, and orders that extend across different areas of their businesses, including but not limited to economic taxation, price controls, labor market policies, and environmental mandates. Such actions by the Korean government could negatively impact or restrict our business, financial conditions, and results of operations as Coupang Corp. and its Korean subsidiaries and affiliates may face compliance challenges with new mandates, policies, negotiations, and orders that may, among other things, be burdensome, require significant expenditures, cause operational constraints, increase our costs of providing services, increase our costs of products, harm our business, and result in fines and penalties.

As Coupang Corp. is incorporated in Korea, it may be more difficult to enforce judgments obtained in courts outside Korea.

Coupang Corp. is incorporated in Korea, most of its executives reside in Korea, and a substantial majority of its assets and the personal assets of its executives are located in Korea. As a result, it may be more difficult for investors to effect service of process in the United States upon it or its executives or to enforce against it or its executives judgments obtained in the United States courts predicated upon civil liability provisions of the federal or state securities laws of the United States or similar judgments obtained in other courts outside Korea. There is doubt as to the enforceability in Korean courts, in original actions or in actions for enforcement of judgments of the United States courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

Because we conduct our business outside the U.S. and receive the large majority of our revenues in currencies other than the USD, but report our results in USD, we face exposure to adverse movements in currency exchange rates. The value of the KRW, TWD, EUR, and other currencies in which we trade, has fluctuated against the USD, and may continue to fluctuate in the future. These fluctuations are affected by, among other things, changes in political and economic conditions. It is difficult to predict how market forces such as inflation, deflation, recessions, or government policies, including those of the U.S., Korean, Taiwanese, and European Union governments, including any decisions by their respective central banks affecting monetary policy, may impact the exchange rates between USD, KRW, TWD, EUR and the other currencies in which we operate in the future.

We are a holding company and we may receive dividends, loans and other distributions on equity paid by our operating subsidiaries in Korea, Taiwan, the European Union, or elsewhere. A substantial percentage of our revenue and costs are denominated in KRW and TWD, and a significant portion of our financial assets are also denominated in KRW and USD, while a substantial portion of our debt is denominated in USD, KRW, and TWD. The value of the KRW has historically fluctuated against the USD and any future significant fluctuations in the value of the KRW or TWD may materially and adversely affect our liquidity and cash flows. For example, the depreciation of the KRW and other foreign currencies against the USD typically results in a material increase in the cost of fuel and equipment purchased from outside of Korea and the cost of servicing debt denominated in currencies other than the KRW. As a result, any significant depreciation of the KRW or other major foreign currencies against the USD may have a material adverse effect on our results of operations. A large percentage of our cash is in KRW. If we have to convert our KRW cash or other foreign currency cash into USD cash, depreciation of the KRW or other foreign currencies against the USD would have a negative effect in that it would require us to convert more of our KRW cash or foreign currency cash in order to pay our USD obligations.

Tensions with North Korea could have an adverse effect on our business, financial condition, results of operations, and the price per share of our Class A common stock.

Relations between Korea and North Korea have fluctuated over the years. Tension between Korea and North Korea may increase or change abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea's nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea.

Further tensions in North Korean relations could develop due to a leadership crisis, breakdown in high-level inter-Korea contacts or military hostilities. Alternatively, tensions may be resolved through reconciliatory efforts, which may include peace talks, alleviation of sanctions or reunification. We cannot assure you that any future negotiations will result in a final agreement on North Korea's nuclear program, including critical details such as implementation and timing, or that the level of tensions between Korea and North Korea will not escalate. Any increase in the level of tension between Korea and North Korea, an outbreak in military hostilities or other actions or occurrences, could adversely affect our business, prospects, financial condition, and results of operations and could lead to a decline in the price per share of our Class A common stock.

Risks Related to Labor and Employment

If we are unable to recruit, train, and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to recruit, train, and retain qualified personnel, particularly technical, fulfillment, marketing, infrastructure, customer service center, and other back-office functions and operational personnel. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives.

Our fulfillment and logistics infrastructure requires a substantial number of workers, and these positions tend to have higher than average turnover. During certain periods there may be shortages of labor supply for our workforce, which, could increase our labor costs and make it difficult to hire and deploy a sufficient number of people to operate our fulfillment and logistics network as

efficiently as we would like. Failure to hire and retain capable fulfillment, delivery personnel, and other labor support may lead to underperformance of these functions and cause disruption to our business.

Labor costs in Korea have increased in connection with heightened scrutiny of workplace conditions. Therefore, to maintain and enhance our competitiveness, we may from time to time need to adjust certain elements of our operations in response to evolving economic conditions, political climate, and business needs. These adjustments, however, may not be sufficient to allow us to address the various challenges we face or improve our results of operations and financial performance as expected.

Any failure to address these fulfillment infrastructure risks and uncertainties could materially and adversely affect our financial conditions and results of operations.

We are subject to fair trade, labor, employment, and workplace health and safety laws and regulations in Korea and other jurisdictions, which continue to evolve and have and will continue to affect some of our operations and our financial performance.

We have a workforce consisting of thousands of employees and independent contractors. We are subject to laws and regulations relating to labor and employment, including requirements on how we recruit, hire, employ, manage, train, discipline, and separate employees and independent contractors in all jurisdictions where we do business, including Korea. For example, we are subject to the Serious Accidents Act, as described under risk factor, "*New Korean legislative proposals and regulatory or enforcement changes may expose our business to additional risks from litigation, regulation, and government investigations.*" Additional enacted or proposed regulations include numerous consumer-related provisions relating to the online shopping industry. Implementation of any of these regulations could have an adverse effect on our business.

We have been and will continue to be subject to inspections, investigations, disputes, and litigation relating to these labor and employment laws and regulations.

Additional laws and regulations affecting our operations may be adopted in the future and we expect to become subject to additional laws and regulations as we expand into new markets and as our business continues to evolve. The impact of any new laws or regulations or our failure to comply with these laws and regulations may adversely affect our business, financial condition, and results of operations.

Union activities could affect our business.

The Constitution of the Republic of Korea provides workers with rights to collective bargaining and collective action. Currently, some of our workforce are members of labor unions, with which we are currently negotiating collective bargaining agreements, and some of our workforce in Taiwan have begun unionization efforts. In addition, new laws in Korea grant certain of our non-employee service providers collective bargaining rights. Unionization of more of our employees or any of our independent delivery partners, actual or threatened strikes, work stoppages or slowdowns may occur and could have an adverse impact on our business, financial condition, or results of operations.

Our business could be adversely affected from an accident, health and safety incident, or workforce disruption.

Our fulfillment and logistics processes and related activities, as well as our last mile delivery logistics activities, are subject to significant regulation. For example, Korean laws and regulations specify very broad and technical safety and health obligations on the employer and service recipient company. Breach of such obligations could result in penalties, such as criminal sanctions, administrative fines, and corrective measure orders. The Korean Ministry of Employment and Labor may also order work suspension or suspend the use of machinery/equipment if it identifies harmful or dangerous conditions in the workplaces. A breach of the above obligations by the employer or the service recipient company may result in potential civil liability.

If we are unable to comply with these obligations and timely adapt to changing norms and requirements around maintaining a safe workplace, it could cause employee illness, accidents, worker discontent, and negative publicity related to workforce safety, as well as potentially significant costs, criminal or civil penalties, or disruptive government orders or requirements. Any of the foregoing could have a material and adverse effect on our business, financial condition, and results of operations.

While we maintain liability insurance, the amount of such coverage may not be adequate to cover fully all claims, and we may be forced to bear substantial losses from an accident or safety incident resulting from our fulfillment or last mile delivery activities. For example, in June 2021, there was a fire at our Deokpyeong fulfillment center which caused extensive damage to our property and inventories and resulted in a material write-off for 2021. In addition, our business was negatively impacted by, but not limited to, delay in delivery, response to investigations in relation to the fire, and compensation for damages caused.

Risks Related to Laws, Regulation, Intellectual Property, and Technology

The nature of our food delivery services, including Eats, Rocket Now, and Rocket Fresh, could subject us to potential liability for foodborne illnesses experienced by our customers.

Our Eats and Rocket Now services deliver food prepared by independent restaurants and our Rocket Fresh service delivers fresh food to customers. The business of delivering ready-to-eat and fresh food presents risks related to food freshness, cleanliness, and quality. Whether or not they are true, reports of food-borne illnesses could adversely impact our reputation and results of operations, regardless of whether our customers actually suffer such illnesses. Food-borne illnesses and other food safety issues have occurred in the global food industry in the past and could occur in the future. In addition, customer preferences could be affected by health concerns about the consumption of food provided on Eats, Rocket Now, and Rocket Fresh, even if those concerns do not directly relate to food items available on our Eats, Rocket Now, and Rocket Fresh websites. A negative report, whether related to a delivery under Eats, Rocket Now, or Rocket Fresh or to a competitor, may have an adverse impact on demand for food delivery and could result in decreased orders. A decrease in orders as a result of these health concerns could adversely affect our business, financial condition, and results of operations.

Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control. If customers become ill from food-borne illnesses, we and/or merchants on Eats could be forced to temporarily suspend the Eats, Rocket Now, or Rocket Fresh businesses, in whole or in part. Furthermore, any instances of food contamination, whether or not they are related to us, could subject us or restaurants to additional regulations.

The nature of our delivery logistics, including those related to our own delivery services and our services that use independent delivery partners, exposes us to potential liability and expenses for legal claims that could adversely affect our business, financial condition, and results of operations.

We face risks relating to our delivery services in the countries in which we operate these services. We use independent delivery partners to deliver prepared food and some packages. For example, on top of the tens of thousands of individuals that have signed up as independent delivery partners, we have contracted with other delivery service providers. Similarly, our Eats service delivers food prepared by independent restaurants using the services of independent delivery partners. Third parties have in the past and could in the future assert legal claims against us relating to safety incidents associated with delivery drivers, including motor vehicle accidents associated with orders made via our delivery services.

We believe that our independent delivery partners are independent contractors because, among other things, they choose whether, when, and where to provide these services, provide these services at days and times that are convenient for them (or not at all), are free to hold other jobs and provide services to our competitors, provide a vehicle to perform delivery services, decide for themselves how best to perform their services, and are under no long-term or exclusive commitment to us. However, if the classification of any of our independent delivery partners as independent contractors were to be challenged by legislation, regulation or legal interpretation, the costs associated with defending, settling, or resolving these matters could be material to our business. Further, any such reclassification would require us to change our business model, including our Eats service, and consequently have an adverse effect on our business, financial condition, and results of operations.

We have incurred and may continue to incur expenses relating to legal claims on these matters. The frequency of such claims is unpredictable. We could experience diversion of attention by management to address these claims, and such claims can result in significant costs to investigate and defend, regardless of their merits. These claims could adversely affect our business, financial condition, and results of operations.

Failure by our suppliers or merchants to comply with product safety, intellectual property, or other laws may subject us to liability, damage our reputation and brand, and harm our business.

Much of the merchandise we sell on our apps and websites are subject to regulation by Korean laws or administrative agencies. Failure of our suppliers to provide merchandise that complies with all applicable laws, including, without limitation, product safety and intellectual property regulations and statutes, could result in liability, damage to our reputation and brand, increased enforcement activity or litigation, and increased legal costs.

Certain merchandise in the past has been, and could in the future be, subject to recalls and other remedial actions. Such recalls and voluntary removal of merchandise could result in, among other things, lost sales, diverted resources, potential harm to our reputation, and increased customer service costs and legal expenses, which could have an adverse effect on our business, financial condition, and results of operations.

We have in the past become subject to fair trade claims and regulatory actions relating to allegedly false statements on our apps or websites about merchandise and their quality in Korea and have been fined by the KFTC.

Similarly, failure of our merchants to provide merchandise that complies with all applicable laws could result in liability relating to our marketplace, damage to our reputation and brand, increased enforcement activity or litigation, and increased legal costs.

We have in the past been subject to third-party lawsuits and complaints relating to some of our suppliers' and merchants' use of parallel importing, which allows them, other than those with exclusive sale rights in Korea, to also sell merchandise of a particular

brand in Korea, so long as the merchandise is purchased from a valid source outside of Korea and the supply chain is documented. We cannot assure you that we will be successful in defending against these claims.

We have also received in the past, and we may receive in the future, communications alleging that certain items provided by suppliers or listed by merchants on our apps and/or websites infringe upon third-party copyrights, trademarks, and trade names or other intellectual property rights of others. Although we have sought to prevent and eliminate the listings of such goods, they may be listed on our apps or websites in the future and we may be held liable to those parties claiming an infringement of their intellectual property rights. Although we have a service quality management team that is responsible for monitoring reports of listing, display, and sales of pirated, counterfeited, prohibited, regulated, or faulty merchandise and services, such items may nevertheless be listed, displayed, or sold on our apps or websites and subject us to potential lawsuits, sanctions, fines, or other penalties, which could adversely affect our business. For more, see "Risks Related to Laws, Regulation, and Intellectual Property—We may not be able to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties."

Government regulation of the Internet, online retail, and mobile commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could adversely affect our business, financial condition, and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet, online retail, and mobile commerce. Existing, proposed, and future regulations and laws could change our liabilities and impede the growth of the Internet, online retail, or mobile commerce. These regulations and laws may involve taxes, tariffs, consumer protection, competition and antitrust, privacy and data security, anti-spam, content protection, AI, electronic contracts and communications, and gift cards, among other topics. It is not clear how existing laws governing issues such as property ownership, fair trade, sales and other taxes, and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet, online retail, and mobile commerce. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation or our business or result in proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our apps and websites by customers and merchants, and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations.

We are subject to claims, litigation, governmental audits, inspections, investigations, and various legal proceedings, and face potential liability, expenses for legal claims, and harm to our business.

From time to time, we are subject to claims, litigation, governmental audits, inspections, investigations, and other legal proceedings relating to issues such as employment and labor, worker classification and assignment, worker pay, hours and benefits, labor relations including union and collective bargaining issues, employment authorization and immigration, worker safety, intellectual property (including patent, trademark and copyright), product safety, personal injury, privacy, information security, tax compliance, import/export regulations, foreign exchange regulations, licenses and permits, food safety, medical products, drugs and devices, financial services, antitrust, intercompany transactions, securities regulation, and fair trade matters, consumer protection, and environmental issues. As a majority of our operations are based in Korea, we are, and may from time to time become subject to investigations by Korean government authorities, including investigations related to antitrust, fair trade, labor and employment and other matters. See the section titled "Business—Legal Proceedings" for additional information about these types of legal proceedings.

Legal proceedings are inherently uncertain, and any judgment, ruling, fine, penalty or injunctive relief entered against us or any adverse settlement in current or other future matters could result in harm to our reputation, monetary damages, fines or other sanctions, consent decrees, injunctions, or orders requiring a change in our business practices or otherwise negatively affect our business, results of operations, and financial condition. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation, require significant management attention, and divert significant resources. Further, under certain circumstances, we have contractual and other legal obligations to indemnify and to incur legal expenses on behalf of our business and commercial partners and current and former directors and officers.

Coupang Corp. and a group of companies affiliated with it have been designated as an affiliated group under Korean law, which requires that group companies make certain disclosures and implement additional corporate governance requirements.

Coupang Corp., and a group of companies affiliated with it, have been designated as a business group subject to regulatory oversight and restrictions under the Korean Monopoly Regulation and Fair Trade Act. This designation, which is reviewed and may be re-designated under the Korean Monopoly Regulation and Fair Trade Act by the KFTC on an annual basis, imposes additional corporate governance and public disclosure requirements on the subsidiary entities (which could also be applied to individual executives). These requirements also create additional costs of compliance and subject the group of affiliated companies to greater regulatory scrutiny and risk of penalties for any failure to comply with the additional obligations imposed.

Failure to comply with anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act and similar laws, could subject us to penalties and other adverse consequences.

We operate a global business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering, or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. In addition, United States public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, agents or other partners or representatives fail to comply with these laws and governmental authorities seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, results of operations, and financial condition.

We have implemented an anti-corruption compliance program and policies, procedures, and training, however, our employees, consultants, contractors, and agents, and companies to which we outsource certain of our business operations, may take actions in violation of our policies or applicable law. Any such violation could have an adverse effect on our reputation, business, results of operations, and prospects.

Any violation of applicable anti-corruption laws or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, and severe criminal or civil sanctions, any of which could have a materially adverse effect on our reputation, business, financial performance, and results of operations. In addition, responding to any enforcement action may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees.

We are subject to governmental economic and trade sanctions laws and regulations and violations of such laws could subject us to liabilities, penalties, and other potential consequences.

We are subject to governmental, economic and trade sanctions laws and regulations in a number of countries, which restrict or prohibit transactions and dealings (including the sale, supply, or sourcing of products and services) with certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions. We may have in the past, and could in the future, violate economic and trade sanctions laws and regulations. As such, we have and may from time to time in the future submit as warranted voluntary disclosures concerning potential violations of economic and trade sanctions laws and regulations to relevant governmental authorities or otherwise be subject to review by such authorities.

If we are found to be in violation of economic and trade sanctions laws and regulations, it could result in administrative, civil, and/or criminal fines, penalties and/or other remedial obligations. We may also be adversely affected through other penalties, business disruption, reputational harm, loss of access to certain markets and customers, or otherwise. In addition, any change to economic and trade sanctions laws and regulations, shift in the enforcement or scope of existing regulations or change in the countries, government, or persons targeted by such regulations could impact our ability to engage in transactions and dealings with certain parties and countries and could harm our business.

As a public reporting company, we are subject to rules and regulations established from time to time by the SEC and the NYSE regarding our internal control over financial reporting. We may not complete needed improvements to our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the price per share of our Class A common stock could decline.

We are a public reporting company subject to the rules and regulations established from time to time by the SEC and the NYSE. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company place a considerable strain on our financial and management systems, processes, and controls, as well as on our personnel. In addition, as a public company we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. Likewise, our independent registered public accounting firm is required to provide an attestation report on the effectiveness of our internal control over financial reporting. If our management is unable to certify the effectiveness of our internal control or if our independent registered public accounting firm cannot deliver a report attesting to the effectiveness of our internal control over financial reporting, or if we identify or fail to remediate any significant deficiencies or material weaknesses in our internal control, we could be subject to regulatory or NYSE scrutiny and a loss of public confidence, which could seriously harm our reputation, and the price per share of our Class A common stock could decline. Further, if we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, our business could be adversely affected and the price per share of our Class A common stock price could decline.

The requirements of being a public company may strain our resources, divert management's attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the corporate governance requirements of the NYSE, and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management's attention may be diverted from other business concerns, which could adversely affect our business, financial condition, and results of operations.

We may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We have invested and will continue to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from business operations to compliance activities.

In addition to changes in the legal landscape, we intend to continue innovating in our existing business and expand into new business opportunities. These new business opportunities could present new and unfamiliar legal risks. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

As a result of the disclosure obligations required of a public company, our business and financial condition are more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. We are currently subject to putative securities class action litigation and we may be subject to additional securities related litigation and claims in the future. See Item 3. "Legal Proceedings" for additional information about these types of legal proceedings. If such claims are successful, our business, financial condition, and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, would divert the resources of our management and could adversely affect our business, financial condition, and results of operations. In addition, as a public company, we may be subject to heightened governmental scrutiny or actions or proceedings brought by governmental regulators, which may exacerbate some or all of the foregoing risks.

A failure to comply with current laws, rules and regulations or changes to such laws, rules, and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations, or business growth.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules, and regulations or the promulgation of new laws, rules, and regulations applicable to us and our business, including those relating to the Internet and retail sales, Internet advertising and price display, consumer protection, economic and trade sanctions, tax, payments, foreign exchange regulations, banking, data security, network and information systems security, data protection, privacy, and the use of AI. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. For example, in June 2024, the KFTC determined that our product search rankings practices violated Korean law and imposed an administrative fine of approximately $121 million. Unfavorable changes or interpretations could decrease demand for our offerings, limit marketing methods and capabilities, affect our margins, increase costs, or subject us to additional liabilities.

Additionally, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet and retail sales that may relate to liability for information retrieved from or transmitted over the Internet, display of certain taxes and fees, online editorial and user-generated content, user privacy, data security, network and information systems security, behavioral and online advertising, the use of AI and machine learning technologies, taxation, liability for third-party activities, quality of services, and consumer protection. Further, the growth and development of online retail may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

Furthermore, the law relating to liability of online service providers is currently unsettled. Lawmakers and governmental agencies have in the past and could in the future require changes in the way our business is conducted that might create increased legal liability for online retailers and service providers. Unfavorable regulations, laws, decisions, or interpretations by government or regulatory authorities applying those laws and regulations, or inquiries, investigations, or enforcement actions threatened or initiated by them, could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth, or otherwise have a material effect on our operations.

Our results of operations and financial condition may be adversely affected by governmental regulation and associated regulatory costs related to the environment and climate change.

Our business is subject to a wide range of laws and regulations related to environmental and other matters. Such laws and regulations have become increasingly stringent over time. We may experience increased costs due to stricter pollution control requirements or liabilities resulting from noncompliance with operating or other regulatory standards. New regulations, such as those relating to the storage, transportation, and delivery of the products that we sell, might adversely impact operations or make them more costly. In addition, as an owner and operator of commercial real estate, we may be subject to liability under applicable environmental laws for clean-up of any contamination at our facilities. We cannot be sure that we have identified all such contamination, that we know the full extent of our obligations with respect to contamination of which we are aware, or that we will not become responsible for additional contamination not yet discovered. It is possible that material costs and liabilities will be incurred, including those relating to claims for damages to property and persons and the environment. Unfavorable changes in, failure to comply with, or increased costs to comply with environmental laws and regulations could adversely affect our results of operations and financial condition.

Continuing political and social attention to the issue of climate change has resulted in both existing and pending international agreements and national, regional, and local legislation and regulatory measures to limit greenhouse gas emissions, such as cap and trade regimes, carbon taxes, restrictive permitting, increased fuel efficiency standards, and incentives or mandates for renewable energy, as well as legal and regulatory requirements requiring certain climate-related disclosures, and pressure from stockholders, ratings agencies, and other third parties to make various climate-related disclosures. Regulatory requirements related to such matters may continue to expand globally. Such measures have subjected us, and may subject our vendors and suppliers, to additional costs and restrictions and require significant operating and capital expenditures, including with respect to waste and energy reduction, compliance costs, and workforce initiatives, which could adversely impact our business, results of operations and financial condition. Further, a failure to adequately meet regulatory measures or stakeholder expectations, which continue to evolve and may conflict, may result in non-compliance, the loss of business, reputational impacts, diluted market valuation, an inability to attract customers, and an inability to attract and retain top talent.

We may not be able to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

The protection of our intellectual property rights may require the expenditure of significant financial, managerial, and operational resources. The steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. Any of our current or future patents, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Our pending patent and trademark applications may never be granted. Additionally, the process of obtaining patent protection is expensive and time-consuming, and the amount of compensation for damages can be limited in certain jurisdictions. Further, we may not be able to prosecute or otherwise obtain all necessary or desirable patent or trademark applications at a reasonable cost or in a timely manner. Even if issued, these patents or trademarks may not adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent, trademark and other intellectual property rights are applied on a case-by-case basis and it is generally difficult to predict the results of any litigation relating to such matters. Additionally, others may independently develop or otherwise acquire equivalent, "design-around" or superior technology or intellectual property rights. We may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may materially and adversely affect our business, financial condition, and results of operations.

Although our terms of use prohibit the sale of counterfeit items or any items infringing upon third parties' intellectual property rights in our marketplace and we have implemented measures to exclude goods that have been determined to violate our terms of use, we may not be able to detect and remove every item that may infringe on the intellectual property rights of third parties. As a result, we have received in the past, and may receive in the future, complaints alleging that certain items listed or sold on our apps or websites infringe upon the intellectual property rights of third parties, which could lead to actual disputes and lawsuits relating to intellectual property infringement.

The online retail industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation or investigations for many companies. We are currently party to litigation or disputes related to

intellectual property rights of third parties, and we expect we will continue to be subject to such litigation, disputes, and investigations in the future, some of which may be material. Any intellectual property litigation or investigations to which we might become a party, or for which we are required to provide indemnification, may require us to, among other things, (i) cease selling certain products, (ii) make substantial payments for legal fees, settlement payments, or other costs or damages, (iii) change our processes or technology, obtain license(s), which may not be available on reasonable terms or at all, to use the relevant technology or process, or (iv) redesign the allegedly infringing processes to avoid infringement, misappropriation or violation.

Whether or not these claims are resolved in our favor, they could divert the resources of our management and adversely affect our reputation, business, financial condition, and results of operations.

Some of our software and systems contain open source software, which may pose particular risks to our proprietary software and solutions.

We use, and expect to continue to use, open source software in our software and systems. Some licenses applicable to open source software may require that the source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. From time to time, we may face claims from third parties of infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. We may inadvertently use open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in the licensing of our technologies or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement or change the use of the implicated open source software. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities, or other contractual protections with respect to the software (for example, non-infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our apps or websites and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have an adverse effect on our business, financial condition, and results of operations.

The use of AI, machine learning, and related technologies in our business present risks and challenges that could adversely affect us.

We use AI, machine learning, and related technologies in our business, and we expect to continue to incorporate AI and machine learning into our business operations and expect to continue to invest significant resources in AI and machine learning tools. Our investment in AI and machine learning tools and technologies may not provide the anticipated benefits, and the increasing use of AI and machine learning technologies present many challenges and risks to our business. Flaws in AI algorithms or datasets or the failure to implement adequate safeguards may lead to unintended consequences, such as operational disruptions, data loss, actual or perceived bias, or erroneous decision-making, which could adversely impact our customer relationships, brand, or business operations, and result in lost sales or higher costs. Introducing new AI and machine learning tools may also increase the risk of data security breaches or other cybersecurity threats, improper handling of private or sensitive information, inadvertent loss of our intellectual property rights or allegations of infringement of third parties' rights, any of which could result in adverse consequences, including costly claims, litigation, regulatory investigations, and penalties. Our competitors' increasing use of AI and machine learning technology may also adversely affect our business and if our competitors incorporate AI and machine learning into their business, services, and products more rapidly or more successfully than us, it could hinder our ability to compete effectively and adversely affect our results of operations. In addition, the legal and regulatory environment surrounding AI and machine learning technology is evolving and complex. Regulation of AI tools and their use, such as the European Union's Artificial Intelligence Act adopted in 2024 and Korea's Framework Act on the Development of Artificial Intelligence and Establishment of Trust, can be expected to intensify in many countries and regions. Compliance with the evolving regulatory landscape may entail significant costs, require us to change aspects of our technologies or business practices, or otherwise negatively affect us. Any of these or other emerging risks associated with AI or machine learning could materially and adversely affect our reputation, business, and results of operations.

Risks Related to Taxes

Changes in the tax treatment of companies engaged in online retail may adversely affect the use of our apps and websites and our financial results.

The Korean National Tax Service or the Korean Ministry of Economy and Finance may attempt to introduce new tax regimes in alignment with the Korean government's recent international-tax overhaul attempt to address the tax challenges arising from the digitalization of the economy including online retail. This may lead the Korean government to impose additional or new regulations on our business or levy additional or new sales, income or other taxes relating to our activities. New or revised tax regulations in any of the jurisdictions in which we operate may subject us or our customers to additional sales, income, and other taxes. We cannot predict the effect of current attempts to impose sales, income, or other taxes on online retail. New or revised taxes in any of the jurisdictions in which we operate could increase the cost of doing business online and decrease the attractiveness of advertising and selling merchandise and services over the Internet. New taxes in any of the jurisdictions in which we operate could also create significant increases in internal costs necessary to capture data and collect and remit taxes. Any of these events could have a material and adverse effect on our business, financial condition, and results of operations.

We may experience fluctuations in our tax obligations and effective tax rate, which could materially and adversely affect our results of operations.

We are subject to taxes in the United States, Korea, China, Taiwan, the United Kingdom and other jurisdictions where we operate. We are a Delaware corporation that is treated as a domestic corporation for the United States federal income tax purposes. Under the rules of the Internal Revenue Code of 1986, as amended, we may be subject to the United States federal income tax on a substantial portion of any income earned by our non-U.S. affiliates, regardless of whether that income is distributed to us, although it may be possible to offset some or all of any United States tax liability with credits for non-U.S. income taxes paid by the non-U.S. affiliates. These rules are extremely complicated, and their impact on us will depend on the results of our future operations and cannot be predicted or quantified at this time.

Also, in 2021, the Organization for Economic Co-operation and Development ("OECD") released Pillar Two model rules defining the global minimum tax rules, which contemplate a jurisdictional 15% minimum tax rate. The OECD continues to release additional guidance on these rules and the framework was enacted by local countries beginning in 2024. These changes, when enacted by various countries in which we do business, and if applicable to us, may increase our taxes in these countries. Korea has enacted legislation to implement OECD framework including the Under-taxed Profit Rules which may impose additional reporting and compliance obligations to our group effective. Based on the Safe Harbor Rules provided by OECD guidance, including the Transitional Safe Harbor Rules, we do not owe Pillar Two liability for 2025. Furthermore, pursuant to the latest discussions within the Inclusive Framework of the OECD, including the Side-by-Side Safe Harbor approach, we are expected to qualify for safe harbor from Income Inclusion Rules and the UTPR for 2026 and onwards. We are continuing to monitor legislative developments and are in the process of evaluating the potential impact of Korean and other legislation on our taxes.

Our effective tax rate could fluctuate due to changes in the proportion of our earnings and losses in countries with differing statutory tax rates. Our tax expense could also be impacted by changes in non-deductible expenses; changes in excess tax benefits of equity-based compensation expense; changes in the valuation of, or our ability to use, deferred tax assets; impacts from global intangible low-taxed income ("GILTI"); and the applicability of withholding taxes.

Our effective tax rate in a given financial statement period may be materially impacted by:

- changes in tax laws, regulations, and treaties, or the interpretation thereof;
- the practices of tax authorities in jurisdictions in which we operate;
- tax policy initiatives and reforms under consideration;
- changes in the need for a valuation allowance on our deferred tax assets;
- changes to existing accounting rules or regulations; or
- changes to our ownership or capital structure.

The income tax rules and regulations in the jurisdictions in which we operate are constantly under review by taxing authorities and other governmental bodies. New tax laws or changes to current tax laws (which changes may have retroactive application) could adversely affect our results of operations, liquidity and financial condition.

We are subject to audit by the United States, Korea, and other foreign tax authorities. Such tax authorities have disagreed with and may disagree in the future with tax positions we take, and if any such tax authority were to successfully challenge any such position, our business, results of operations, liquidity, and financial condition could be adversely impacted. Additionally, the taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay

additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our consolidated financial statements could fail to reflect adequate reserves to cover such a contingency.

Similarly, a taxing authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a "permanent establishment" under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in these jurisdictions.

Any resulting fluctuations in our tax obligations and effective tax rate could materially and adversely affect our results of business, financial condition, and results of operations.

Our ability to utilize net operating loss carryforwards may be limited.

As of December 31, 2025, we had $4.7 billion of federal, state and foreign net operating losses ("NOLs") carryforwards available to reduce future taxable income. Realization of these NOL carryforwards depends on our future taxable income in the taxing jurisdiction and there is a risk that portions of our existing carryforwards could expire unused or otherwise be unavailable to offset future income tax liabilities, which could materially and adversely affect our operating results.

Certain of these amounts are subject to annual limitations under applicable tax law. If not utilized, a portion of these losses will begin to expire in 2026.

As of December 31, 2025, we maintained a valuation allowance of $1.3 billion for deferred tax assets that are not more likely than not to be realized, which primarily included our U.S. and foreign operating losses for Farfetch subsidiaries. For additional information, see Part II, Item 8. "Financial Statements and Supplementary Data" — Note 6 — "Income Taxes" to the consolidated financial statements included in this Form 10-K.

Risks Related to Ownership of Our Class A Common Stock

The dual class structure of our common stock has the effect of concentrating voting control with Bom Kim, who beneficially owns all of our Class B common stock representing in the aggregate 74.1% of the voting power of our capital stock as of December 31, 2025.

All of our shares of Class B common stock, which has 29 votes per share, are beneficially owned by Mr. Kim, our Founder and Chief Executive Officer. Our Class A common stock, which is the stock we list on the NYSE, has one vote per share. Our Class A common stock and Class B common stock vote together as a single class on all matters, except as otherwise required by applicable law or our certificate of incorporation. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our certificate of incorporation. Upon any conversion of shares of Class B common stock into shares of Class A common stock, the voting power of any existing holder of Class A common stock in any vote of the Class A common stock voting separately as a class will be diluted to the extent of the additional shares of Class A common stock issued as a result of the conversion, but because there will be fewer shares of Class B common stock outstanding as a result of such a conversion, the voting power of any existing holder of Class A common stock in any vote of all shares of capital stock voting together as a class will increase because there will be fewer shares of the higher vote Class B common stock outstanding. Because of the 29-to-one voting ratio between our Class B and Class A common stock, the Class B common stock beneficially owned by Mr. Kim represent, in the aggregate, 74.1% of the combined voting power of our capital stock as of December 31, 2025. The control by Mr. Kim of a majority of the combined voting power will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may defer, prevent, or discourage unsolicited acquisition proposals or offers for our capital stock that you may believe are in your best interest as one of our stockholders. Mr. Kim also has the ability to control our management and major strategic investments as a result of his position as our Chief Executive Officer. Although Mr. Kim owes a fiduciary duty to the Company and our stockholders as a board member and officer, as a stockholder, Mr. Kim is entitled to vote his shares in his own interest, which may not always be in the interest of our stockholders generally. Similarly, a reduction in Mr. Kim's shareholdings could impact his ability to control corporate matters.

We cannot predict the effect our dual class structure may have on the price per share of our Class A common stock.

We cannot predict whether our dual class structure will result in a lower or more volatile price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company's voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. Affected indices included the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up

the S&P Composite 1500. Although S&P Dow Jones has since revised its eligibility criteria to again permit companies with multiple classes of common stock to be added to its indices, including the S&P 500, the S&P MidCap 400, and the S&P SmallCap 600, there can be no assurances that such companies will remain eligible. The dual class structure of our common stock would make us ineligible for inclusion in these and certain other indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. Exclusion from indices, could make our Class A common stock less attractive to investors and, as a result, the market price of our Class A common stock could be adversely affected.

In addition, several stockholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock could cause stockholder advisory firms to recommend withholding votes against our directors, publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could cause the price per share of our Class A common stock to decline.

The market price of shares of our Class A common stock may be volatile, which could cause the value of your investment to decline.

The stock market in general, and the market for stocks of technology companies in particular, has been highly volatile. As a result, the market price of shares of our Class A common stock is likely to be volatile, and investors in our Class A common stock may experience a decrease, which could be substantial, in the price of their Class A common stock or the loss of their entire investment for a number of reasons, including reasons unrelated to our operating performance or prospects. The market price of shares of our Class A common stock could be subject to wide fluctuations in response to a broad and diverse range of factors, including those described elsewhere in this "Risk Factors" section and this Form 10-K and the following:

- actual or anticipated fluctuations in our results of operations;

- overall performance of the equity markets and the economy as a whole;

- changes in the financial projections we may provide to the public or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us, or our failure to meet these estimates or the expectations of investors;

- actual or anticipated changes in our growth rate relative to that of our competitors;

- changes in the anticipated future size or growth rate of our addressable markets;

- changes in our dividend or stock repurchase activities;

- announcements of new products or services, new geographic markets, or acquisitions, strategic partnerships, joint ventures, or capital-raising activities or commitments, by us or by our competitors;

- additions or departures of board members, management, or key personnel;

- rumors and market speculation involving us or other companies in our industry;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to data privacy and cybersecurity;

- lawsuits, audits, or investigations threatened or filed against us;

- other events or factors, including data incidents such as the Incident and those resulting from war, incidents of terrorism, or responses to these events;

- health epidemics and pandemics, influenza, and other highly communicable diseases or viruses; and

- sales or expectations with respect to sales of shares of our Class A common stock by us or our security holders.

In addition, newly public companies, particularly companies in the technology industry, have experienced significant price and volume fluctuations that have affected and continue to affect the stock prices of these companies. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. In the past, companies that have experienced volatility in the trading price for their stock have been subject to securities class action litigation. We are currently subject to putative securities class action litigation and we may be subject to additional securities related litigation and claims in the future. Any such securities litigation or claims could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, financial condition, and results of operations. For additional information about the litigation in which we are involved, see "Item 3 —Legal Proceedings".

In May 2025, our Board of Directors authorized a stock repurchase program for up to $1 billion of our outstanding shares of Class A common stock. The timing, manner, price and amount of any Class A common stock repurchases will be determined by the Company in its discretion and will depend on a variety of factors. If we suspend our buyback program or if we have an active buyback program and are repurchasing shares but do not repurchase the number of shares we contemplated at the rate or in the

timing we planned or anticipated by investors, our earnings per share and market price of our Class A common stock may be adversely affected.

Sales of our Class A common stock in the public market could cause the price per share of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock in the public market, particularly sales by our directors, executive officers, or principal stockholders, or the perception that these sales may occur, could cause the price of our Class A common stock to decline and impair our ability to raise capital through the sale of additional equity securities. The shares of our Class A common stock and Class B common stock subject to outstanding options and restricted stock unit awards under our equity incentive plans, and the shares reserved for future issuance under our equity incentive plans, will become eligible for sale in the public market upon issuance (subject to compliance with applicable securities laws, applicable vesting requirements, and other restrictions provided under the terms of the applicable plan and/or the award agreements entered into with participants).

Furthermore, certain holders of our Class A and Class B common stock have rights, subject to certain conditions, with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Acts, subject to compliance with applicable securities laws. We also may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments or otherwise.

Any such issuances by us or sales of securities by us or our existing stockholders, or the perception that these issuances or sales may occur, could cause the price of our Class A common stock to decline and materially dilute investors. We are unable to predict the timing of or the effect that such issuances or sales may have on the prevailing market price of our common stock. As a result, holders of our Class A common stock bear the risk that future issuances by us or sales of securities by us or our existing stockholders may adversely affect the market price of our Class A common stock and dilute their stockholdings in the Company.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States as the exclusive forums for certain disputes between us and our stockholders, which will restrict our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a breach of a fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation, or our bylaws; any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or any action asserting a claim against us that is governed by the internal affairs doctrine, in each case, to the fullest extent permitted by law. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the United States federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our certificate of incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, and we cannot assure that the provisions will be enforced by a court in those other jurisdictions.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Coupang has a cyber risk management framework designed to identify, assess, and manage cyber related risks. Cyber related risks are identified through regular vulnerability scans, audits, assessments, and incidents. Our vulnerability scanning process uses both automated tools and penetration testing to identify vulnerabilities within our environment.

We seek to identify, manage, and reduce the risks and potential vulnerabilities by integrating controls and solutions into information security and technology projects based on severity and priority of the risk or vulnerability. We also employ systems and processes designed to oversee, identify, and reduce the potential impact of a security incident at a third-party vendor, service provider, customer, or otherwise implicating the third-party technology and systems we use.

The Chief Information Security Officer ("CISO"), who has extensive cybersecurity knowledge and skills gained from over 15 years of work experience at the Company and elsewhere, leads our global information security organization responsible for implementing the Coupang information security program. The CISO regularly reviews our cyber strategy, in collaboration with technology leadership, in order to integrate the cyber strategy across the organization. The CISO is updated on cybersecurity threats from experienced information security officers in our security organization on an ongoing basis and in conjunction with management, regularly reviews risk management measures implemented by the Company to identify and mitigate data protection and cybersecurity risks. Supporting the CISO, is the dedicated information security team, which comprises over 200 individuals. In addition to full-time employees, external consultancy services provide us with certain information security services, as described below, and specialized advice.

We conduct annual assessments by certified external third-party assessors as part of our industry-recognized certifications, ISO 27001, 27017, 27701, and ISMS-P. We periodically have external third-party consultants conduct maturity assessments of our information security program. The results of these audits and assessments inform us about possible risks which are managed through our enterprise risk management process. We employ external third-party vendors to provide cyber threat intelligence when relevant information is available or as requested. We also have a program of Cyber Tabletop exercises, run periodically, with key people in our business, to further enhance our capabilities to respond to and recover from a cybersecurity incident.

The Coupang executive leadership team provides oversight and guidance on cyber policies, procedures, and strategies. Our Board of Director's role in risk oversight is consistent with our leadership structure, with the executive leadership team having responsibility for assessing and managing risks we face in executing our business plans, and the Board and its committees providing oversight in connection with those efforts.

In addition to the full Board, the Audit Committee of the Board plays an important role in the oversight of our enterprise risk assessment and management activities, which identify key risks to our business, including risks related to cybersecurity, data privacy, and regulations, and assesses the Company's strategy to monitor and control such risks. The Audit Committee regularly meets with the CISO to discuss various cybersecurity matters including cyber strategy, cybersecurity risks, controls, results of audits, mitigation strategies, areas of emerging risks, incidents, if any, and industry trends. The Audit Committee provides periodic reports to the full Board regarding cybersecurity matters. We have protocols by which certain cybersecurity incidents that meet established reporting thresholds are escalated within the Company and, where appropriate, reported to the Audit Committee through ongoing updates until resolution.

We seek to identify and manage risks from cyber threat intelligence and lessons learned from known cybersecurity incidents with our cyber risk management process and include these within our cyber risk strategy through major information security and technology enhancements and projects.

Notwithstanding the measures we have put in place, on November 18, 2025, Coupang Corp. became aware of a data incident involving unauthorized access to customer accounts by a former employee (the "Incident"). Upon discovery, Coupang activated its incident response processes, disabled the method used by the former employee to gain unauthorized access, reported the Incident to the relevant Korean regulatory and law enforcement authorities, warned customers whose data was potentially accessed, and notified the full Board. The Incident involved a former employee who obtained the name, phone number, delivery address, and email address associated with approximately 33 million customer accounts. (None of our customers' banking or financial information, payment card data, login credentials, or government-issued IDs were obtained or otherwise compromised in the Incident). As part of the investigation, this former employee was identified and turned over all known devices used in the Incident. Further, the investigation indicates that the former employee only saved limited data from approximately 3,000 customer accounts, and such saved customer data was deleted without having been shared with a third party or otherwise publicly disclosed. Coupang Corp. announced a customer compensation program to issue approximately $1.2 billion worth of vouchers to customers who were notified of the Incident at the end of November 2025 that may be applied towards future Coupang purchases. We may also incur additional expenses including from remediation, regulatory penalties, and litigation.

In response to the Incident, putative securities class actions and a derivative lawsuit were filed on behalf of certain persons who purchased or acquired shares of Coupang Class A common stock. For additional information, see Item 1A. "Risk Factors" and Note 14 — "Commitments and Contingencies" to the consolidated financial statements included in Part II, Item 8. "Financial Statements and Supplementary Data" of this Form 10-K.

Our operations were not materially disrupted due to the Incident, however we remain subject to various risks due to the Incident, including potentially material financial losses resulting from the potential loss of revenue and potential higher expenses, including from remediation, regulatory penalties, and litigation. We believe that the Incident has increased and will further increase the Korean government's focus on our business and could result in additional inquiries, enforcement actions, and litigation.

We may again in the future be affected by cybersecurity and data security incidents, and such incidents could be material to the Company. See "Item 1A. Risk Factors" in this Form 10-K for additional discussion on the risks of future cyber incidents to our results of operations and financial condition.

Item 2. Properties

We lease our principal executive office in Seattle, Washington and additional office space in Korea, the United States, Europe, and throughout Asia. We lease or own over 78 million square feet of fulfillment, logistics, and other operating spaces throughout Korea and Taiwan, as well as other parts of Asia and the United States. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Item 3. Legal Proceedings

From time to time, we are subject to legal proceedings, claims, litigation, governmental audits, inspections, investigations, and other various proceedings in the ordinary course of business. We have received, and may in the future continue to receive, claims, litigation, governmental audits, inspections, and investigations relating to issues such as employment and labor, severance policies, worker classification and assignment, worker pay, hours and benefits, labor relations including union and collective bargaining issues, employment authorization and immigration, health and safety, workplace harassment, workplace sexual harassment, intellectual property (including patent, trademark, and copyright), product safety, personal injury, privacy, information security, accounting procedures, tax compliance, import/export regulations, foreign exchange regulations, licenses and permits, food safety, medical products, drugs and devices, financial services, antitrust and fair trade matters, consumer protection, and environmental issues.

The results of any current or future legal proceedings, claims, litigation, governmental audits, inspections, investigations, or other proceedings cannot be predicted with certainty. Regardless of the outcome, these claims, proceedings, investigations, and other proceedings could have an adverse impact on us due to defense and settlement costs, diversion of management and other resources, harm to our brand and reputation, and other factors.

The most significant of our current legal proceedings are described in Note 14 — "Commitments and Contingencies", in Part II, Item 8. "Financial Statements and Supplementary Data." Risks relating to legal matters are described in Item 1A. "Risk Factors" in this Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Market for Common Stock

Our Class A common stock is traded on the New York Stock Exchange under the symbol "CPNG." Our Class B common stock is not listed or traded on any stock exchange.

Holders of Common Stock

As of February 19, 2026, there were 24 holders of record of our Class A common stock and two holders of record of our Class B common stock. Because some of our shares of class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have not in the past and do not anticipate declaring or paying any cash dividends in the foreseeable future. Additionally, we may enter into agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends or make distributions on our capital stock. The ability of certain subsidiaries to pay dividends to Coupang, Inc. is restricted due to terms which require the subsidiaries to meet certain financial covenants. In addition, Coupang, Inc.'s Korean subsidiaries have certain regulatory restrictions that only allow dividend payments to be made while maintaining a positive net equity balance or if dividends are paid out of the current year's income, if any. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors our Board of Directors may deem relevant. Please see Part I, Item 1A. "Risk Factors" in this Form 10-K for additional discussion on the risks associated with paying dividends from our subsidiaries.

Issuer Purchases of Equity Securities and Sales of Unregistered Equity Securities

Issuer Purchases of Equity Securities

The following table summarizes our stock repurchases for the three months ended December 31, 2025:

Period	Total number of shares purchased		Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs		Approximate dollar value of shares that may yet be purchased under the plans or programs (in millions)[1]
October 1 – October 31, 2025	—	$	—	—	$	919
November 1 – November 30, 2025	3,624,020	$	27.79	3,624,020	$	819
December 1 – December 31, 2025	2,310,575	$	26.95	2,310,575	$	757
Total	**5,934,595**			**5,934,595**		

(1) On May 6, 2025, we announced that our Board of Directors authorized a stock repurchase program for up to $1 billion of our outstanding shares of Class A common stock. We may repurchase shares of Class A common stock from time to time through open market purchases, in privately negotiated transactions, or by other means in accordance with applicable securities laws and other restrictions. The program has no expiration date, and we are not obligated to repurchase any portion of our total authorization.

Sales of Unregistered Equity Securities

None.

Item 6. [Reserved]

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Form 10-K. This discussion, particularly information with respect to our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, includes forward-looking statements that involve risks and uncertainties as described under the heading "Special Note Regarding Forward-Looking Statements" in this Form 10-K. As a result of many factors, including, without limitation, those factors set forth in Part I, Item 1A. "Risk Factors" in this Form 10-K, our actual results or timing of certain events could differ materially from the results or timing described in, or implied by, these forward-looking statements. In the following discussion and analysis, amounts may not foot due to rounding.

Overview

Coupang is a technology and Fortune 150 company listed on the New York Stock Exchange (NYSE: CPNG) that provides retail, restaurant delivery, video streaming, and fintech services to customers around the world under brands that include Coupang, Eats, Play, Rocket Now, and Farfetch. Headquartered in the United States, Coupang has operations and support services in geographies including Korea, Taiwan, Singapore, China, India, Japan, and Europe. Coupang's mission is to revolutionize the everyday lives of its customers and create a world where people wonder, "How did I ever live without Coupang?"

We believe that we are a preeminent retail destination because of our broad selection, low prices, and exceptional delivery and customer experience across our owned inventory selection as well as products offered by third-party merchants. Our unique end-to-end integrated fulfillment, logistics, and technology network enables Rocket Delivery, which provides free, next-day delivery for orders placed anytime of the day, even seconds before midnight—across millions of products in Korea. Our structural advantages from complete end-to-end integration, investments in technology, and scale economies generate higher efficiencies that allow us to pass savings to customers in the form of lower prices. The capabilities we have built provide us with opportunities to expand into other offerings and geographies.

Data Incident and Customer Compensation Program

In November 2025, Coupang became aware of a data incident involving unauthorized access to customer accounts (the "Incident"). For additional information, see Part I, Item 1A. "Risk Factors," Part I, Item 1C. "Cybersecurity," and Note 14 — "Commitments and Contingencies" to the consolidated financial statements included in Part II, Item 8. "Financial Statements and Supplementary Data" of this Form 10-K.

In December 2025, Coupang Corp., our Korean subsidiary, announced a customer compensation program to issue approximately $1.2 billion worth of vouchers, beginning in January 2026, to customers who were notified of the Incident at the end of November 2025 that may be applied towards future Coupang purchases (the "Customer Compensation Program"). These vouchers will be reflected as reductions to the selling price and revenue recognized on each corresponding transaction as they are redeemed. The Customer Compensation Program may reduce net revenues growth and profitability primarily in the first quarter of 2026.

We believe that the Incident has increased and may further increase the Korean government's focus on our business and could result in additional expenses, including from remediation, inquiries, enforcement actions, and litigation.

Farfetch Acquisition

In January 2024 we acquired the business and assets of Farfetch Holdings plc ("Farfetch"), a leading global marketplace for the luxury fashion industry. Throughout 2024 and 2025, we undertook restructuring actions to reduce headcount and exit leases and licensing agreements associated with Farfetch. See Note 16 — "Business Combinations - Farfetch" to the consolidated financial statements included in Part II, Item 8 of this Form 10-K.

Fulfillment Center Fire

In June 2021, a fire extensively damaged our Deokpyeong fulfillment center ("FC Fire") resulting in a loss of the inventory, building, equipment, and other assets at the site. We are insured on property losses from the FC Fire, and while the insurer continues assessment of the total potential loss coverage on the claim, during the fourth quarter of 2024 we agreed to a settlement on a portion of the claim and deemed the recovery of insurance proceeds under the policy as probable. We recognized an insurance gain of $175 million in the fourth quarter of 2024, which included $116 million for the inventory loss included in "Cost of sales" and $59 million for property and equipment losses, included in "Operating, general and administrative". Whether and to what extent additional insurance recoveries will be received is currently unknown.

Segment Information

Our segments reflect the way we evaluate our business performance and manage operations. See Note 3 — "Segment Reporting" to the consolidated financial statements included in Part II, Item 8 of this Form 10-K.

Product Commerce primarily includes our core Korean retail (owned inventory) and marketplace offerings (third-party merchants, including SMEs) and Rocket Fresh, our fresh grocery offering, as well as advertising products associated with these offerings. Revenues from Product Commerce are derived primarily from online product sales of owned inventory to customers in Korea, commissions and logistics and fulfillment fees from merchants that sell products through our mobile application and website, and from our Korean retail WOW membership program.

Developing Offerings includes more nascent offerings and services, including Eats (our restaurant ordering and delivery service), Play (our online content streaming service), fintech, our retail operations in Taiwan, as well as advertising products associated with these offerings. Developing Offerings also includes Farfetch (our global luxury fashion marketplace). Revenues from Developing Offerings are primarily generated from Farfetch, Eats, and retail operations in Taiwan.

Key Financial and Operating Highlights:

(in millions)		2025		2024[1]	% Change
Total net revenues	$	34,534	$	30,268	14 %
Total net revenues, constant currency[2]	$	35,834	$	31,552	18 %
Gross profit[3]	$	10,141	$	8,831	15 %
Net income[4]	$	214	$	66	224 %
Net income margin		0.6 %		0.2 %	
Adjusted EBITDA[2]	$	1,490	$	1,375	8 %
Adjusted EBITDA margin[2]		4.3 %		4.5 %	
Net cash provided by operating activities	$	1,773	$	1,886	(6)%
Free cash flow[2]	$	527	$	1,016	(48)%
Segment adjusted EBITDA:					
Product Commerce	$	2,485	$	2,006	24 %
Developing Offerings	$	(995)	$	(631)	58 %

(1) Includes results of operations of Farfetch from acquisition date, January 30, 2024.

(2) Total net revenues, constant currency; total net revenues growth, constant currency; adjusted EBITDA; adjusted EBITDA margin; and free cash flow are non-GAAP measures. See "Non-GAAP Financial Measures" below for the reconciliation of the non-GAAP measures with their comparable amounts prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(3) Gross profit is calculated as total net revenues minus cost of sales, and 2024 includes $116 million of insurance gains related to inventory destroyed in the FC Fire.

(4) Net income for 2024 includes $175 million of insurance gains related to the FC Fire and $121 million of costs related to the Korea Fair Trade Commission (the "KFTC") administrative fine described in Note 14 — "Commitments and Contingencies" in Part II, Item 8. "Financial Statements and Supplementary Data".

Key Business Metrics

Net revenues per Product Commerce Active Customer	Three Months Ended			
	December 31,	September 30,	June 30,	March 31,
2025	$ 301	$ 323	$ 307	$ 294
2025 - constant currency	$ 312	$ 329	$ 315	$ 321
2024	$ 302	$ 307	$ 296	$ 302
Percentage change	— %	5 %	4 %	(3)%
Percentage change - constant currency	3 %	7 %	6 %	6 %

(in millions)	Three Months Ended			
Product Commerce Active Customers	December 31,	September 30,	June 30,	March 31,
2025	24.6	24.7	23.9	23.4
2024	22.8	22.5	21.7	21.5
Percentage change	8 %	10 %	10 %	9 %

Net Revenues per Product Commerce Active Customer and Constant Currency Net Revenues per Product Commerce Active Customer

Net revenues per Product Commerce Active Customer is the total Product Commerce net revenues generated in a period divided by the total number of Product Commerce Active Customers in that period. A key driver of growth is increasing the frequency and the level of spend of customers who are shopping on our Product Commerce apps or websites. We therefore view net revenues per Product Commerce Active Customer as a key indicator of engagement and retention of our customers and our ability to drive future revenue growth, though there may be a short-term dilutive impact when a large number of new Product Commerce Active Customers are added in a recent period.

Constant currency net revenues per Product Commerce Active Customer is the total Product Commerce net revenues generated in a period translated using the prior period exchange rate to exclude the effect of foreign exchange rate movements divided by the total number of Product Commerce Active Customers in that period. Constant currency net revenues per Product Commerce Active Customer is a key indicator to evaluate net revenues per Product Commerce Active Customer between periods as it excludes the effects of foreign currency volatility that are not indicative of customer engagement and retention.

Product Commerce Active Customers

A customer is anyone who has created an account on our apps or websites, identified by a unique email address. As of the last date of each quarterly reported period, we determine our number of Product Commerce Active Customers by counting the total number of individual customers who have ordered at least once directly from our Product Commerce apps or websites during the relevant quarterly period. The change in Product Commerce Active Customers in a reported period captures both the inflow of new customers who have made a purchase in the period as well as the outflow of existing customers who have not made a purchase in the period. We view the number of Product Commerce Active Customers as an indicator of future growth in our net revenue, the reach of our network, the awareness of our brand, and the engagement of our customers.

Results of Operations

(in millions)	2025	2024[1]	2023[1]	% Change 2025 vs 2024	% Change 2024 vs 2023
Net retail sales	$ 26,312	$ 23,866	$ 21,223	10 %	12 %
Net other revenue	8,222	6,402	3,160	28 %	103 %
Total net revenues	**34,534**	**30,268**	**24,383**	**14 %**	**24 %**
Cost of sales	24,393	21,437	18,193	14 %	18 %
Operating, general and administrative	9,668	8,395	5,717	15 %	47 %
Total operating cost and expenses	**34,061**	**29,832**	**23,910**	**14 %**	**25 %**
Operating income	**473**	**436**	**473**	**8 %**	**(8)%**
Interest income	199	216	178	(8)%	21 %
Interest expense	(86)	(140)	(48)	(39)%	192 %
Other income (expense), net	11	(39)	(19)	(128)%	105 %
Income before income taxes	**597**	**473**	**584**	**26 %**	**(19)%**
Income tax expense (benefit)	383	407	(776)	(6)%	(152)%
Net income	**$ 214**	**$ 66**	**$ 1,360**	**224 %**	**(95)%**

(1) The Farfetch acquisition date was January 30, 2024, thus results of operations for 2023 do not include Farfetch and for 2024 Farfetch results were included from the acquisition date.

A discussion regarding our financial condition and results of operations for 2024 compared to 2023 can be found under Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for 2024.

Total Net Revenues

We categorize our total net revenues as (1) net retail sales and (2) net other revenue. Total net revenues incorporate reductions for estimated returns, promotional discounts, and earned loyalty rewards and exclude amounts collected on behalf of third parties, such as value added taxes. We periodically provide customers with promotional discounts to retail prices, such as percentage discounts and other similar offers, to incentivize increased customer spending and loyalty. These promotional discounts are discretionary and are reflected as reductions to the selling price and revenue recognized on each corresponding transaction. Loyalty rewards are offered as part of revenue transactions to all retail customers, whereby rewards are earned as a percentage of each purchase, for the customer to apply towards the purchase price of a future transaction. We defer a portion of revenue from each originating transaction, based on the estimated standalone selling price of the loyalty reward earned, and then recognize the revenue as the loyalty reward is redeemed in a future transaction, or when the reward expires. The amount of the deferred revenue related to these loyalty rewards is not material.

(in millions)	2025	2024	% Change As Reported	% Change Constant Currency
Net retail sales	$ 26,312	$ 23,866	10 %	14 %
Net other revenue	8,222	6,402	28 %	33 %
Total net revenues	**$ 34,534**	**$ 30,268**	**14 %**	**18 %**

Net retail sales represent the majority of our total net revenues which we earn from online product sales of our owned inventory to customers. Net other revenue includes revenue from commissions from merchants that sell their products through our apps or websites. We are not the merchant of record in these transactions, nor do we take possession of the related inventory. Net other revenue also includes consideration from online restaurant ordering and delivery services performed by us, as well as advertising services provided on our apps or websites. We also earn subscription revenue from memberships to our WOW membership programs, which is also included in net other revenue.

The following table presents our total net revenues by segment.

(in millions)	2025		2024	% Change As Reported	Constant Currency
Product Commerce	$	29,592	$ 26,699	11 %	16 %
Developing Offerings		4,942	3,569	38 %	40 %
Total net revenues	**$**	**34,534**	**$ 30,268**	**14 %**	**18 %**

The increase in Product Commerce net revenues is primarily due to the growth in total net revenues per Product Commerce Active Customer ranging from 3% to 7% each quarter during 2025, excluding effects of foreign exchange rates, driven by increased customer engagement within and across more product categories. This was combined with the increase in our Product Commerce Active Customers ranging from 8% to 10% each quarter during 2025. However, we experienced a lower growth rate in Product Commerce Active Customers in the fourth quarter of 2025 primarily due to seasonality and the impact of the Incident on customer demand. The annual growth in Product Commerce net revenues was partially offset by 5% due to the negative impact of foreign exchange.

The increase in Developing Offerings net revenues is primarily due to an increase in total net revenues from our growth initiatives, as we are seeing greater levels of customer engagement in these early-stage offerings.

Cost of Sales

(in millions)	2025	2024	Change
Cost of sales	$ 24,393	$ 21,437	$ 2,956
As a percentage of revenues	70.6 %	70.8 %	(0.2)%

Cost of sales primarily consists of the purchase price of products sold directly to customers where we record revenue gross, and includes logistics costs. Inbound shipping and handling costs to receive products from suppliers are included in inventory and recognized in cost of sales as products are sold. Additionally, cost of sales includes outbound shipping and logistics related expenses, delivery costs from our restaurant delivery business, and depreciation and amortization expense.

Cost of sales increased mainly due to higher volume from increased sales and customer demand. Additionally, the insurance gain related to an inventory loss from the FC Fire reduced cost of sales by $116 million in 2024. The decrease in cost of sales as a percentage of revenues is due to a decrease in Product Commerce cost of sales as a percentage of revenues from 69.6% to 68.0%, resulting from an increased percentage of revenues earned from higher margin revenue categories and offerings, including revenue earned from Fulfillment and Logistics by Coupang ("FLC") as we saw greater levels of merchant adoption and customer engagement, as well as further supply chain optimization, partially offset by the reduction in expenses from the insurance gain in 2024, resulting in a 0.4% reduction of cost of sales as a percentage of revenue in 2024. This was also partially offset by a 1.4% impact from the growth in certain Developing Offerings initiatives that currently operate with lower margins.

Operating, General and Administrative Expenses

(in millions)	2025	2024	Change
Operating, general and administrative expenses	$ 9,668	$ 8,395	$ 1,273
As a percentage of revenues	28.0 %	27.7 %	0.3 %

Operating, general and administrative expenses include all our operating costs excluding cost of sales, as described above. More specifically, these expenses include costs incurred in operating and staffing our fulfillment centers (including costs attributed to receiving, inspecting, picking, packaging, and preparing customer orders), customer service related costs, payment processing fees, costs related to the design, execution, and maintenance of our technology infrastructure and online offerings, advertising costs, general corporate function costs, and depreciation and amortization expense.

The increase in operating, general and administrative expenses primarily reflects increases in infrastructure and technology costs to support our continued growth, partially offset by the KFTC administrative fine (the "administrative fine") of $121 million in 2024. Operating, general and administrative expenses as a percentage of revenue increased due to increased infrastructure and technology costs, most notably in Developing Offerings, partially offset by a 0.4% impact from the administrative fine in 2024.

Interest Expense

Interest expense primarily consists of interest on our short-term borrowings and long-term debt.

Interest expense decreased $54 million compared to 2024, primarily due to the redemption of the syndicated term loans we assumed as part of the Farfetch Acquisition ("Farfetch Term Loans") in July 2025, which was financed by borrowing under our five-year revolving credit agreement ("Revolving Credit Facility") at a lower interest rate.

Interest Income

Interest income primarily consists of interest earned on our deposits held with financial institutions.

Interest income remained relatively flat when compared to 2024.

Income Taxes

(in millions)	2025	2024	Change
Income tax expense	$ 383	$ 407	$ (24)
Effective tax rate	64.2 %	86.0 %	(21.9)%

We are subject to income taxes predominantly in Korea, as well as in the United States and other foreign jurisdictions in which we do business. Foreign jurisdictions have different statutory tax rates than those in the United States. Additionally, certain of our foreign earnings may also be taxable in the United States. Accordingly, our effective tax rate is subject to significant variation and can vary based on the amount of pre-tax income or loss, the relative proportion of foreign to domestic income, use of tax credits, and changes in the valuation of our deferred tax assets and liabilities.

In July 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA introduces a broad range of tax reform provisions, including the allowance of immediate deduction of qualified domestic research and development expenses, modifications to the international tax framework, and changes to certain business-related exclusions, deductions, and credits. Certain provisions of the OBBBA were effective starting in 2025 and are reflected in our results for 2025, resulting in an immaterial decrease in our tax provision.

In December 2025, due to a change in the Korean tax law, the enacted statutory tax rates increased 1% for all taxable income brackets effective January 1, 2026. Under U.S. GAAP, we are required to recognize the effect of a change in tax law in the period of enactment. As a result, we recorded a one-time immaterial tax benefit in the fourth quarter of 2025 due to the revaluation of the Korean net deferred tax assets.

Our effective income tax rate decreased primarily due to a decrease in U.S. taxes on foreign income resulting from lower taxable income attributable to the OBBBA and changes in the mix of our jurisdictional earnings. Our effective tax rate also decreased due to the impact of the administrative fine in 2024 as discussed in Note 6 — "Income Taxes" in Part II, Item 8. "Financial Statements and Supplementary Data" of this Form 10-K. Pre-tax losses from loss making jurisdictions, for which we recognized no income tax benefit due to the related valuation allowances, increased the effective income tax rate by 44.2%. We expect that our effective tax rate in future periods will continue to differ significantly from the applicable statutory rate.

Cash paid for income taxes, net of refunds was $177 million and $138 million for the years 2025 and 2024, respectively.

In addition to the United States tax law changes, our global operations make the tax rate sensitive to significant foreign tax law changes. A number of countries have begun to enact legislation to implement the OECD's international tax framework, including Pillar Two global minimum tax regime. Korea has enacted legislation to implement OECD framework including the Under-taxed Profit Rules (the "UTPR") which is effective from January 1, 2025. Based on the Safe Harbor Rules provided by OECD guidance, including the Transitional Safe Harbor Rules, Coupang, Inc. does not owe Pillar Two liability for 2025. Furthermore, pursuant to the latest discussions within the Inclusive Framework of the OECD, including the Side-by-Side Safe Harbor approach, Coupang, Inc. is expected to qualify for safe harbor from Income Inclusion Rules and the UTPR for 2026 and onwards. This minimum tax will be treated as a period cost in future years and did not impact operating results for 2025. We are continuing to monitor legislative developments and are in the process of evaluating the potential impact of Korean and other legislation on our results of future operations.

Segment Gross Profit and Adjusted EBITDA

Segment gross profit is defined as net revenues less cost of sales attributable to each reportable segment.

Segment Adjusted EBITDA is defined as income (loss) before income taxes for a period before depreciation and amortization, equity-based compensation expense, interest expense, interest income, and other income (expense), net. Segment adjusted EBITDA also excludes impairments, and other items that we do not believe are reflective of our ongoing operations.

(in millions)	2025	2024	% Change
Gross profit			
Product Commerce	$ 9,466	$ 8,105	17 %
Developing Offerings	675	726	(7)%
Gross profit	**$ 10,141**	**$ 8,831**	**15 %**
Adjusted EBITDA			
Product Commerce	$ 2,485	$ 2,006	24 %
Developing Offerings	(995)	(631)	58 %
Adjusted EBITDA[1]	**$ 1,490**	**$ 1,375**	**8 %**

(1) See "Non-GAAP Financial Measures" below for the reconciliation of the non-GAAP measures with their comparable amounts prepared in accordance with U.S. GAAP.

Product Commerce

The increase in gross profit for 2025 is primarily due to an increase in revenue of $2.9 billion compared to 2024. Gross profit grew at a faster rate than net revenues due to an increased percentage of revenues earned from higher margin revenue categories and offerings, including revenue earned from FLC as we continue to see greater levels of merchant adoption and customer engagement, as well as further supply chain optimization. Partially offsetting these improvements was a $116 million insurance gain related to an inventory loss from the FC Fire that reduced cost of sales in 2024.

The increase in Product Commerce segment adjusted EBITDA was primarily due to the increase in gross profit described above.

Developing Offerings

The decrease in gross profit for 2025 is primarily the result of growth in initiatives currently operating with lower margins as described previously. This is partially offset by the increase in revenue described above.

The increased loss for 2025 in Developing Offerings adjusted EBITDA was the result of increased investments in our Developing Offerings initiatives, including Taiwan.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures provide investors with additional useful information in evaluating our performance. These non-GAAP financial measures may be different than similarly titled measures used by other companies.

Our non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with U.S. GAAP. Non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with U.S. GAAP. These measures should only be used to evaluate our results of operations in conjunction with the corresponding U.S. GAAP measures.

Non-GAAP Measure	Definition	How We Use The Measure
Free Cash Flow	• Net cash provided by (used in) operating activities Less: purchases of property and equipment, Plus: proceeds from sale of property and equipment.	• Provides information to management and investors about the amount of cash generated from our ongoing operations that, after purchases and sales of property and equipment, can be used for strategic initiatives, including investing in our business and strengthening our balance sheet, including paying down debt, repurchasing shares of our Class A common stock, and paying dividends to stockholders.
Adjusted EBITDA	• Net income (loss), excluding the effects of: - depreciation and amortization, - interest expense, - interest income, - other income (expense), net, - income tax expense (benefit), - equity-based compensation, - acquisition and restructuring related costs, - impairments, and - other items not reflective of our ongoing operations.	• Provides information to management to evaluate and assess our performance and allocate internal resources. • We believe Adjusted EBITDA and Adjusted EBITDA Margin are frequently used by investors and other interested parties in evaluating companies in the retail industry for period-to-period comparisons as they remove the impact of certain items that are not representative of our ongoing business, such as material non-cash items, acquisition-related transaction and restructuring costs, significant costs related to certain non-ordinary course legal and regulatory matters, and certain variable charges.
Adjusted EBITDA Margin	• Adjusted EBITDA as a percentage of total net revenues.	
Total Net Revenues, Constant Currency	• Constant currency information compares results between periods as if exchange rates had remained constant. • We define total net revenues, constant currency as total revenue excluding the effect of foreign exchange rate movements, and use it to determine the total net revenues growth, constant currency on a comparative basis. • Total net revenues, constant currency is calculated by translating current period total net revenues using the prior period exchange rate.	• The effect of currency exchange rates on our business is an important factor in understanding period-to-period comparisons. Our financial reporting currency is the U.S. dollar ("USD") and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. For example, our business generates sales predominantly in Korean Won ("KRW"), which are favorably affected as the USD weakens relative to the KRW, and unfavorably affected as the USD strengthens relative to the KRW. • We use total net revenues, constant currency and total net revenues growth, constant currency for financial and operational decision-making and as a means to evaluate comparisons between periods. We believe the presentation of our results on a constant currency basis in addition to U.S. GAAP results helps improve the ability to understand our performance because they exclude the effects of foreign currency volatility that are not indicative of our actual results of operations.
Total Net Revenues Growth, Constant Currency	• Total net revenues growth, constant currency (as a percentage) is calculated by determining the increase in current period revenue over prior period revenue, where current period foreign currency revenue is translated using prior period exchange rates.	

Reconciliation of GAAP to Non-GAAP Measures

Free Cash Flow

(in millions)		2025		2024
Net cash provided by operating activities	$	1,773	$	1,886
Adjustments:				
Purchases of land and buildings		(236)		(245)
Purchases of equipment		(1,015)		(634)
Total purchases of property and equipment	$	(1,251)	$	(879)
Proceeds from sale of property and equipment		5		9
Total adjustments	$	(1,246)	$	(870)
Free cash flow	$	527	$	1,016
Net cash used in investing activities	$	(1,254)	$	(819)
Net cash used in financing activities	$	(247)	$	(69)

Adjusted EBITDA and Adjusted EBITDA Margin

(in millions)		2025		2024
Total net revenues	$	34,534	$	30,268
Net income		**214**		**66**
Net income margin		0.6 %		0.2 %
Adjustments:				
Depreciation and amortization		517		433
Interest expense		86		140
Interest income		(199)		(216)
Income tax expense		383		407
Other (income) expense, net		(11)		39
Acquisition and restructuring related costs, net		25		127
KFTC administrative fine		—		121
FC Fire insurance gain		—		(175)
Equity-based compensation		475		433
Adjusted EBITDA	$	**1,490**	$	**1,375**
Adjusted EBITDA margin		4.3 %		4.5 %

Total Net Revenues, Constant Currency and Total Net Revenues Growth, Constant Currency

(in millions)		2025 As Reported		Exchange Rate Effect		Constant Currency Basis		2024 As Reported	Year over Year Growth As Reported	Constant Currency Basis
Consolidated										
Net retail sales	$	26,312	$	997	$	27,309	$	23,866	10 %	14 %
Net other revenue		8,222		303		8,525		6,402	28 %	33 %
Total net revenues	$	34,534	$	1,300	$	35,834	$	30,268	14 %	18 %
Net Revenues by Segment										
Product Commerce	$	29,592	$	1,252	$	30,844	$	26,699	11 %	16 %
Developing Offerings		4,942		48		4,990		3,569	38 %	40 %
Total net revenues	$	34,534	$	1,300	$	35,834	$	30,268	14 %	18 %

Certain amounts may not foot due to rounding.

Liquidity and Capital Resources

Liquidity

Liquidity is a measure of our ability to access sufficient cash flows to meet the short-term and long-term cash requirements of our business operations. Our primary sources of liquidity are cash on hand, supplemented through various debt financing arrangements and sales of our equity securities. We had total cash, cash equivalents, and restricted cash of $6.4 billion as of December 31, 2025, the majority of which was held by foreign subsidiaries and may not be freely transferable to the United States due to local laws or other restrictions. Additionally, as of December 31, 2025, we had $1.5 billion available under our Revolving Credit Facility as described below.

The ability of certain subsidiaries to transfer funds or pay dividends to Coupang, Inc. is also restricted due to terms in our credit agreements which require the subsidiaries to meet certain financial covenants, including requirements to maintain a positive net equity balance or having current period income.

As of December 31, 2025 and 2024, we had stockholders' equity of $4.6 billion and $4.1 billion. We may incur losses in the future. We expect that our investment into our growth strategy will continue to be significant, particularly with respect to our Developing Offerings segment, which will continue to focus on our newer offerings and entrance into new geographies, as well as overall expansion of our fulfillment, logistics, and technology capabilities. As part of this expansion to fulfill anticipated future customer demand and planned expansion of services, we plan to acquire and build new fulfillment centers. We have entered into various new construction contracts for capital projects which are expected to be completed over the next two years. These contracts have remaining capital expenditures commitments of $290 million as of December 31, 2025. We expect that our future expenditures for both infrastructure and workforce-related costs will exceed several billion dollars over the next several years. As of December 31, 2025, current taxes payable in Korea was approximately $245 million and is expected to be paid in 2026.

Stock Repurchase Program

In May 2025, our Board of Directors authorized a stock repurchase program for up to $1 billion of our outstanding shares of Class A common stock. We may repurchase shares of Class A common stock from time to time through open market purchases, in privately negotiated transactions, or by other means in accordance with applicable securities laws and other restrictions. The program has no expiration date, and we are not obligated to repurchase any portion of our total authorization. During 2025, we repurchased 8.8 million shares of Class A common stock for an aggregate amount of $243 million.

Changes in our cash flows were as follows:

(in millions)	2025	2024	Change
Net cash provided by operating activities	$ 1,773	$ 1,886	$ (113)
Net cash used in investing activities	$ (1,254)	$ (819)	$ (435)
Net cash used in financing activities	$ (247)	$ (69)	$ (178)

Operating Activities

(in millions)	2025	2024	Change
Net income	$ 214	$ 66	$ 148
Adjustments to reconcile net income to net cash provided by operating activities	1,991	1,785	206
Change in operating assets and liabilities	(432)	35	(467)
Net cash provided by operating activities	**$ 1,773**	**$ 1,886**	**$ (113)**

The year-over-year change in operating cash flow was primarily driven by changes in operating assets and liabilities, including an increase in other assets of $365 million due to increases in deposits and contract assets and an increase in accounts receivable of $172 million due to higher payment gateway receipts in 2024 due to timing, partially offset by a decrease in inventory of $143 million due to the timing of inventory purchases. The decrease in cash provided by operating activities was also partially offset by a $148 million increase in net income.

Investing Activities

The increase in cash outflow was mainly driven by a $372 million increase in purchases of property and equipment, primarily related to investments made in our fulfillment and logistics infrastructure.

Financing Activities

The year-over-year change in financing cash flow was driven, in part, by repurchases of 8.8 million shares of our Class A common stock for $243 million in 2025 compared to 10 million shares of our Class A common stock for $178 million in 2024. Cash used in

financing activities was also impacted by a $2.1 billion increase in repayments of debt and short-term borrowings, offset by a $2.0 billion increase in proceeds from the issuance of debt and short-term borrowings, both of which were due to the timing of maturities.

We believe that our sources of liquidity will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we may need additional cash resources in the future if we find and pursue other opportunities for investment, acquisition, strategic cooperation, or other similar actions, which may include investing in technology, our logistics and fulfillment infrastructure, or related talent. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to change our capital structure, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of financing. This financing may not be available on favorable terms, or at all.

Capital Resources

We have entered into material unconditional purchase obligations. These contractual commitments primarily relate to technology related service contracts, fulfillment center construction contracts, and software licenses. We generally enter into term loan facility agreements to finance the construction or purchase of our fulfillment centers. These agreements may require that we provide collateral equal to or greater than the amount borrowed under the arrangement. As we continue to build or purchase additional fulfillment centers, we expect our borrowings under debt financing arrangements to continue to increase. We also have material operating leases which expire over the next ten years as well as obligations for our debt. Total minimum contractual commitments due within the next 12 months were $1.3 billion as of December 31, 2025. Additionally, we have:

- operating leases that have not commenced with future minimum lease payments of $689 million with non-cancellable lease terms of 1 to 10 years;

- expected defined severance benefits to be paid of $1 billion; and

- open purchase orders for inventories that are primarily due in the next 12 months, and are generally cancellable, in full or in part, through the contractual provisions.

Refer to Note 14 — "Commitments and Contingencies", Note 5 — "Defined Severance Benefits", and Note 11 — "Leases" in Part II, Item 8. "Financial Statements and Supplementary Data" for disclosure of our future commitments.

Our short-term and long-term borrowings generally include lines of credit with financial institutions available to be drawn upon for general operating purposes.

Revolving Credit Facility

In June 2025, we entered into a five-year the Revolving Credit Facility, replacing our prior revolving credit and guaranty agreement entered into in February 2021, which was terminated in connection with the entry into the new Revolving Credit Facility. The Revolving Credit Facility provides for syndicated, unsecured revolving loans with a total borrowing capacity of up to $1.5 billion. Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to the applicable benchmark rate, including but not limited to the Term Secured Overnight Financing Rate, plus an applicable margin ranging from 0.75% to 1.25%. The Revolving Credit Facility contains customary affirmative and negative covenants, including certain financial covenants. In July 2025, we borrowed $425 million under the Revolving Credit Facility primarily to finance the redemption of the Farfetch Term Loans. In December 2025, we repaid the $425 million outstanding balance on the Revolving Credit Facility. As of December 31, 2025, there was no balance outstanding on the Revolving Credit Facility.

Other Credit Facilities

During 2025, we entered into various unsecured borrowings under other revolving credit facilities, which are due in 2026. These credit facilities contain customary affirmative and negative covenants, including certain financial covenants. As of December 31, 2025, aggregate outstanding borrowings under all other credit facilities totaled $963 million with a weighted average interest rate of 3.02%.

Term Loan Agreement

In September 2025, we entered into an unsecured three-year term loan agreement with aggregate borrowings of $439 million to refinance existing facility-backed secured loans maturing in April 2026 and March 2027. The term loan agreement contains customary affirmative and negative covenants and consists of two tranches with an average fixed interest rate of 3.80%.

Farfetch Term Loans

In 2025, we fully redeemed the $493 million of principal amount outstanding on the Farfetch Term Loans.

Refer to Note 13 — "Short-Term Borrowings and Long-Term Debt" in Part II, Item 8. "Financial Statements and Supplementary Data" for disclosure of our debt obligations.

Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with U.S. GAAP, which requires us to make estimates and judgments that affect the amounts reported in those consolidated financial statements and accompanying notes. These estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Although we believe that the estimates we use are reasonable, given the inherent uncertainty involved in making those estimates, and due to the unforeseen effects including those of the current global macroeconomic environment, those estimates required increased judgment and actual results reported in future periods could differ materially from those estimates and assumptions. See Note 1 — "Description of Business and Summary of Significant Accounting Policies" to our consolidated financial statements appearing in Part II, Item 8 of this Form 10-K for a description of our significant accounting policies.

The following items require significant estimation or judgment:

Revenue Recognition

The application of various accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with non-standard terms and conditions may require relevant contract interpretation to determine the appropriate accounting treatment, including whether the promised goods and services specified in a multiple element arrangement should be treated as separate performance obligations. Other significant judgments include determining whether we are acting as the principal or the agent from an accounting perspective in a transaction.

For certain arrangements, we apply significant judgment in determining whether we are acting as the principal or agent in a transaction. We are acting as the principal if we obtain control over the goods and services before they are transferred to customers. Generally, when we are primarily obligated in a transaction and are subject to inventory risk or have latitude in establishing prices, or have several but not all of these indicators, we act as the principal and record revenue on a gross basis. We act as the agent and record the net amount as revenue earned if we do not obtain control over the goods and services before they are transferred to the customers.

Inventories

We account for our inventories, which consist of products available for sale, using the weighted average cost method, and value them at the lower of cost or net realizable value. This valuation requires management judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product suppliers, or liquidations, and expected recoverable values of separate inventory categories. If changes in market conditions result in reductions to the estimated net realizable value of our inventory, the inventory is written down and an impairment charge is recognized in the period in which we made such a determination.

Income Taxes

We record a provision for income taxes for the anticipated tax consequences of our reported results of operations using the asset and liability method. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Although we believe our assumptions, judgments, and estimates are reasonable, changes in tax laws or our interpretation of tax laws, the resolution of any tax audits, and actual and expected future income could significantly impact the amounts provided for income taxes in our consolidated financial statements.

We record deferred tax assets net of valuation allowances when, based on the weight of available evidence, it is more likely than not that all or some portion of the recorded deferred tax assets will not be realized in future periods. Realization of deferred tax assets is dependent on the generation of future taxable income. In considering the need for a valuation allowance, we consider historical, as well as future projected taxable income on a jurisdiction-by-jurisdiction basis, along with other positive and negative evidence in assessing the realizability of its deferred tax assets. Actual operating results in future years could differ from our current assumptions, judgments, and estimates.

We also recognize and measure uncertain tax positions taken or expected to be taken in a tax return utilizing a two-step process. In the first step, recognition, we determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50 percent of being realized upon ultimate settlement. Due to uncertainties in any tax audit outcome, our estimates of the ultimate settlement of our unrecognized tax positions may change and the actual tax benefits may differ significantly from our estimates. See Part II, Item 8. "Financial Statements and Supplementary Data" — Note 6 — "Income Taxes" to the consolidated financial statements.

Defined Severance Benefits

We have severance benefits primarily related to employees in Korea. See Part II, Item 8. "Financial Statements and Supplementary Data" — Note 5 — "Defined Severance Benefits" to the consolidated financial statements.

Actuarial valuations are used in determining amounts recognized in the financial statements for our severance benefit plans. These valuations incorporate the following significant assumptions:

- discount rates; and
- salary growth rates.

We believe that these assumptions are critical accounting estimates because significant changes in these assumptions could impact our results of operations and financial position. We believe that the assumptions utilized to record its obligations under its plans are reasonable based on the plans' experience and advice received from its outside actuaries. We review the severance benefit plan assumptions annually and modify the assumptions based on current rates and trends as appropriate. The effects of such changes in assumptions are amortized as part of plan income or expense in future periods.

At the end of each fiscal year, we determine the weighted-average discount rates and salary growth rates used to calculate the projected defined severance benefits obligation. The discount rates are an estimate of the current interest rate at which the benefit plan liabilities could be effectively settled at the end of the year. As of December 31, 2025, we determined the discount rates for the severance benefit plan used in determining the projected and accumulated benefit obligations to be 3.90% to 4.60%, as compared to 3.50% to 3.90% as of December 31, 2024. In estimating these rates, we review rates of return on high-quality corporate bond indices, which approximate the timing and amount of benefit payments. Assuming all other defined benefit plan assumptions remain constant, a one percentage point increase or decrease in the discount rates would result in an immaterial change in benefit plan expense during 2026. As of December 31, 2025 and 2024, we determined the salary growth rates for the severance benefit plan used in determining the projected and accumulated benefit obligations to be 5.00% to 7.00%. In estimating these rates, we review our historical and expected rates as well as industry growth rates. Assuming all other defined benefit plan assumptions remain constant, a one percentage point increase or decrease in the salary growth rates would result in an immaterial change in benefit plan expense during 2026.

Loss Contingencies

From time to time, we may become party to litigation incidents and other legal proceedings, including regulatory proceedings, tax and other government inquiries and investigations that arise in the ordinary course of business. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. Additionally, we are required to comply with laws and regulations, including tax laws, that currently apply or may become applicable to our operations in the United States, Korea, and other international jurisdictions, and we regularly become subject to new laws and regulations in the jurisdictions in which we operate. The requirements for complying with these obligations may be uncertain and subject to interpretation and enforcement by regulatory and other authorities, and any failure or perceived failure to comply with such obligations could eventually lead to asserted legal or regulatory action.

We assess the likelihood of any adverse judgments or outcomes with respect to these matters and determine loss contingency assessments on a gross basis after assessing the probability of incurrence of a loss and whether a loss is reasonably estimable. In addition, we consider other relevant factors that could impact our ability to reasonably estimate a loss. A determination of the amount of reserves required, if any, for these contingencies is made after analyzing each matter. Our reserves may change in the future due to new developments or changes in strategy in handling these matters. Significant judgment is required to determine the likelihood of loss and the estimated amount of loss, including when and if the probability and estimate have changed for asserted and unasserted matters. We disclose material contingencies when we believe that a loss is at least reasonably possible.

The ultimate outcome of these matters, such as whether the likelihood of loss is remote, reasonably possible, or probable or if and when the possible range of loss is reasonably estimable, is inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts that materially differ from management's estimates of losses, it could have a favorable or unfavorable impact on our results of operations and financial condition. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

See Part II, Item 8. "Financial Statements and Supplementary Data" Note 6 — "Income Taxes" and Note 14 — "Commitments and Contingencies" to the consolidated financial statements.

Business Combinations

In January 2024, the Farfetch Acquisition was completed. Under the acquisition method of accounting, we generally recognize the identifiable assets acquired and the liabilities assumed in an acquiree at their estimated fair values as of the date of acquisition. We measure goodwill as the excess of the fair value of consideration transferred over the net of the estimated fair values of the identifiable assets acquired and liabilities assumed.

The acquisition method of accounting requires us to exercise judgment and make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the estimated fair values of identifiable tangible and intangible assets, liabilities assumed, noncontrolling interests, deferred tax asset valuation allowances, liabilities related to uncertain tax positions, and contingencies. This method also allows us to refine these estimates over a one-year measurement period to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to retroactively adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could materially decrease net income and result in lower asset values on our consolidated balance sheet.

These significant estimates are inherently uncertain as they relate to future economic conditions, future cash flows that we expect to generate from the acquired assets and customer behavior. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record impairment charges. In addition, we have estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could be accelerated or slowed.

Recently Adopted Accounting Pronouncements

See Note 1 — "Basis of Presentation and Summary of Significant Accounting Policies" to the consolidated financial statements included in Part II, Item 8 of this Form 10-K.

In addition to the risks inherent in our operations, we are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates, foreign currency, and credit.

Interest Rate Risk

As of December 31, 2025, we had cash, cash equivalents, and restricted cash of $6.4 billion. Interest-earning instruments carry a degree of interest rate risk. We do not enter into investments for trading or speculative purposes and do not use any derivative financial instruments to manage our interest rate risk exposure. Our interest rate risk arises primarily from some of our variable rate debt as well as our undrawn revolving credit agreements. Borrowings issued at variable rates expose us to variability in cash flows. Our policy, in the management of interest rate risk, is to structure a reasonable balance between fixed and floating rate financial instruments as well as our cash and cash equivalents and any short-term investments we may hold. The balance struck by our management is dependent on prevailing interest rate markets at any point in time.

Our borrowings generally include lines of credit with financial institutions, some of which carry variable interest rates. As of December 31, 2025, there was $189 million outstanding of other credit facilities with variable interest rates. An assumed hypothetical 10% change in prevailing interest rates would not have a material impact on our results of operations. Any future borrowings incurred under the Revolving Credit Facility or other credit facilities with variable interest rates would accrue interest at rates subject to current market conditions.

Foreign Currency Risk

We have accounts on our foreign subsidiaries' ledgers, which are maintained in the respective subsidiary's local currency and translated into USD for reporting of our consolidated financial statements. As a result, we are exposed to fluctuations in the exchange rates of various currencies against the USD and other currencies, predominantly the KRW.

Transactional

We generate the majority of our revenue from customers within Korea. Typically, we aim to align costs with revenue denominated in the same currency, but we are not always able to do so. As a result of the geographic spread of our operations and due to our reliance on certain products and services priced in currencies other than KRW, our business, results of operations, and financial condition have been and will continue to be impacted by the volatility of the KRW against foreign currencies.

Translational

Coupang, Inc.'s functional currency and reporting currency is the USD. The local and functional currency for our Korean subsidiary, Coupang Corp., which is our primary operating subsidiary, is the KRW. Our other subsidiaries predominantly utilize their local currencies as their functional currencies. Increases or decreases in the value of the USD affect the value of these items with respect to the non-USD-denominated businesses on the consolidated financial statements, even if their value has not changed in their original currency. For example, a stronger USD will reduce the reported results of operations of non-USD-denominated businesses and conversely a weaker USD will increase the reported results of operations of non-USD-denominated businesses. An assumed hypothetical 10% adverse change in average exchange rates used to translate foreign currencies to USD would have resulted in a decline in total net revenues of $3.0 billion and a decrease in net income of $173 million for 2025.

At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Credit Risk

Our cash and cash equivalents, deposits, and loans with banks and financial institutions are potentially subject to concentration of credit risk. We place cash and cash equivalents with financial institutions that management believes are of high credit quality. The degree of credit risk will vary based on many factors, including the duration of the transaction and the contractual terms of the agreement. As appropriate, management evaluates and approves credit standards and oversees the credit risk management function related to investments.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Coupang, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Coupang, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income (loss), of redeemable noncontrolling interests and equity, and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and schedule of condensed financial information of parent (Coupang, Inc.) as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025 appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Defined Severance Benefits Obligation

As described in Notes 1 and 5 to the consolidated financial statements, the Company's defined severance benefits obligation was $631 million as of December 31, 2025. Management measures the defined severance benefits obligation annually, or more frequently if there is a remeasurement event, based on the measurement date utilizing certain assumptions including discount rates, salary growth rates, and certain employee-related factors, such as turnover, retirement age and mortality. Management reviews its actuarial assumptions and makes modifications to the assumptions based on current rates and trends when appropriate.

The principal considerations for our determination that performing procedures relating to the valuation of defined severance benefits obligation is a critical audit matter are (i) the significant judgment by management when estimating the defined severance benefits obligation; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to discount rates and salary growth rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's estimate of the defined severance benefits obligation. These procedures also included, among others, testing management's process for estimating the defined severance benefits obligation; evaluating the appropriateness of the actuarial model; testing the completeness and accuracy of the underlying data used in the model; and evaluating the reasonableness of management's assumptions related to discount rates and salary growth rates. Evaluating management's assumptions related to salary growth rates involved evaluating whether the assumptions used were reasonable considering the Company's historical experience and expectation of future experience. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the actuarial model and the reasonableness of the assumptions relating to discount rates.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
February 26, 2026

We have served as the Company's auditor since 2014.

COUPANG, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share amounts)		2025		2024		2023
Net retail sales	$	26,312	$	23,866	$	21,223
Net other revenue		8,222		6,402		3,160
Total net revenues		34,534		30,268		24,383
Cost of sales		24,393		21,437		18,193
Operating, general and administrative		9,668		8,395		5,717
Total operating cost and expenses		34,061		29,832		23,910
Operating income		473		436		473
Interest income		199		216		178
Interest expense		(86)		(140)		(48)
Other income (expense), net		11		(39)		(19)
Income before income taxes		597		473		584
Income tax expense (benefit)		383		407		(776)
Net income	$	**214**	$	**66**	$	**1,360**
Net income (loss) attributable to noncontrolling interests		6		(88)		—
Net income attributable to Coupang stockholders	$	**208**	$	**154**	$	**1,360**
Earnings per share						
Basic	$	0.11	$	0.09	$	0.76
Diluted	$	0.11	$	0.08	$	0.75
Weighted average shares outstanding						
Basic		1,818		1,794		1,782
Diluted		1,855		1,826		1,803

The accompanying notes are an integral part of these consolidated financial statements.

(in millions)		**2025**		**2024**		**2023**
Net income	$	214	$	66	$	1,360
Other comprehensive income (loss):						
Foreign currency translation adjustments, net of tax		11		(352)		(2)
Actuarial gain (loss) on defined severance benefits, net of tax		11		(34)		(18)
Total other comprehensive income (loss)		22		(386)		(20)
Comprehensive income (loss)		236		(320)		1,340
Comprehensive income (loss) attributable to noncontrolling interests		3		(87)		—
Comprehensive income (loss) attributable to Coupang stockholders	$	**233**	$	**(233)**	$	**1,340**

The accompanying notes are an integral part of these consolidated financial statements.

COUPANG, INC.
CONSOLIDATED BALANCE SHEETS

(in millions)	December 31, 2025	December 31, 2024
Assets		
Cash and cash equivalents	$ 6,318	$ 5,879
Restricted cash	94	151
Accounts receivable, net	363	407
Inventories	2,256	2,099
Prepaids and other current assets	660	458
Total current assets	9,691	8,994
Property and equipment, net	3,722	2,813
Operating lease right-of-use assets	2,765	2,016
Intangible assets, net	190	271
Deferred tax assets	596	622
Long-term lease deposits and other	823	628
Total assets	$ 17,787	$ 15,344
Liabilities, redeemable noncontrolling interests, and equity		
Accounts payable	$ 6,298	$ 5,554
Accrued expenses	515	461
Deferred revenue	188	141
Short-term borrowings	960	479
Current portion of long-term debt	—	66
Current portion of long-term operating lease obligations	545	422
Other current liabilities	851	593
Total current liabilities	9,357	7,716
Long-term debt	648	988
Long-term operating lease obligations	2,482	1,770
Defined severance benefits and other	677	693
Total liabilities	13,164	11,167
Commitments and contingencies (Note 14)		
Redeemable noncontrolling interests (Note 16)	—	75
Equity		
Common stock	—	—
Class A — shares authorized 10,000, outstanding 1,665 and 1,643		
Class B — shares authorized 250, outstanding 158 and 158		
Additional paid-in capital	9,025	8,736
Accumulated other comprehensive loss	(381)	(404)
Accumulated deficit	(4,021)	(4,229)
Noncontrolling interests	—	(1)
Total equity	4,623	4,102
Total liabilities, redeemable noncontrolling interests, and equity	$ 17,787	$ 15,344

The accompanying notes are an integral part of these consolidated financial statements.

COUPANG, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY

(in millions)	Redeemable Noncontrolling Interests	Class A and Class B Common Stock — Shares	Class A and Class B Common Stock — Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Noncontrolling Interests	Total Equity
Balance as of December 31, 2022	$ —	1,773	$ —	$ 8,154	$ 3	$ (5,743)	$ —	$ 2,414
Net income						1,360		1,360
Foreign currency translation adjustments, net of tax					(2)			(2)
Actuarial loss on defined severance benefits, net of tax					(18)			(18)
Issuance of common stock upon exercise of stock options		4		9				9
Issuance of common stock upon settlement of restricted stock units		14						—
Equity-based compensation				326				326
Noncontrolling interest contribution	15							—
Balance as of December 31, 2023	$ 15	1,791	$ —	$ 8,489	$ (17)	$ (4,383)	$ —	$ 4,089
Net income	(77)				—	154	(11)	143
Foreign currency translation adjustments, net of tax	1				(353)			(353)
Actuarial loss on defined severance benefits, net of tax					(34)			(34)
Issuance of common stock upon exercise of stock options		1		4				4
Issuance of common stock upon settlement of restricted stock units		19						—
Repurchase of Class A common stock		(10)		(178)				(178)
Equity-based compensation				433				433
Capital contributions from noncontrolling interest holders	55							—
Recognition of noncontrolling interest upon acquisition	69						10	10
Re-measurement of noncontrolling interest	12			(12)				(12)
Balance as of December 31, 2024	$ 75	1,801	$ —	$ 8,736	$ (404)	$ (4,229)	$ (1)	$ 4,102
Net income	4				—	208	2	210
Foreign currency translation adjustments, net of tax	(3)				14			14
Actuarial gain on defined severance benefits, net of tax					11			11
Issuance of common stock upon exercise of stock options		2		5				5
Issuance of common stock upon settlement of restricted stock units		24						—
Repurchase of Class A common stock		(9)		(243)				(243)
Equity-based compensation				475				475
Acquisition of noncontrolling interest	(75)	5		55	(2)		(1)	52
Dividends paid to noncontrolling interest	(4)							—
Re-measurement of noncontrolling interest	3			(3)				(3)
Balance as of December 31, 2025	$ —	1,823	$ —	$ 9,025	$ (381)	$ (4,021)	$ —	$ 4,623

The accompanying notes are an integral part of these consolidated financial statements.

COUPANG, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	2025	2024	2023
Operating activities			
Net income	$ 214	$ 66	$ 1,360
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	517	433	275
Provision for severance benefits	246	187	159
Equity-based compensation	475	433	326
Non-cash operating lease expense	507	432	338
Deferred income taxes	37	225	(884)
Fulfillment center fire insurance gain	—	(175)	—
Other	209	250	140
Change in operating assets and liabilities, net of acquisition:			
Accounts receivable, net	37	209	(133)
Inventories	(233)	(376)	(44)
Other assets	(517)	(152)	(153)
Accounts payable	515	507	1,514
Accrued expenses	49	60	43
Other liabilities	(283)	(213)	(289)
Net cash provided by operating activities	1,773	1,886	2,652
Investing activities			
Purchases of property and equipment	(1,251)	(879)	(896)
Proceeds from sale of property and equipment	5	9	19
Net cash acquired in acquisition	—	68	—
Other investing activities	(8)	(17)	(50)
Net cash used in investing activities	(1,254)	(819)	(927)
Financing activities			
Proceeds from issuance of common stock, equity-based compensation plan	5	4	9
Repurchase of Class A common stock	(243)	(178)	—
Proceeds from short-term borrowings and long-term debt	2,900	857	572
Repayment of short-term borrowings and long-term debt	(2,881)	(794)	(392)
Other financing activities	(28)	42	10
Net cash (used in) provided by financing activities	(247)	(69)	199
Effect of exchange rate changes on cash and cash equivalents and restricted cash	109	(564)	(14)
Net increase in cash and cash equivalents and restricted cash	381	434	1,910
Cash and cash equivalents and restricted cash, as of beginning of period	6,031	5,597	3,687
Cash and cash equivalents and restricted cash, as of end of period	$ 6,412	$ 6,031	$ 5,597

The accompanying notes are an integral part of these consolidated financial statements.

1.   Description of Business and Summary of Significant Accounting Policies

Description of Business

Coupang, Inc. ("Coupang" or the "Parent"), together with its consolidated subsidiaries (collectively, "we," "us," or "our"), is a technology and Fortune 150 company listed on the New York Stock Exchange (NYSE: CPNG) that provides retail, restaurant delivery, video streaming, and fintech services to customers around the world under brands that include Coupang, Eats, Play, Rocket Now, and Farfetch. Headquartered in the United States, Coupang has operations and support services in geographies including Korea, Taiwan, Singapore, China, India, Japan, and Europe. Coupang's mission is to revolutionize the everyday lives of its customers and create a world where people wonder, "How did I ever live without Coupang?"

Farfetch Acquisition

In January 2024 we acquired the business and assets of Farfetch Holdings plc ("Farfetch"), a leading global marketplace for the luxury fashion industry (the "Farfetch Acquisition"). Refer to Note 16 — "Business Combinations - Farfetch" for additional information.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of our consolidated subsidiaries. All intercompany accounts and transactions have been eliminated. Certain prior period amounts have been reclassified or combined to conform to current year presentation. Our fiscal year is consistent with the calendar year and ends on December 31. References to years relate to the fiscal year ended December 31.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. We based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates.

Segment Information

We have two reportable segments: Product Commerce and Developing Offerings. Refer to Note 3 — "Segment Reporting" for additional information.

Foreign Currency

Our functional currency, including that of the Parent, is the United States dollar ("U.S. dollar"). The Korean Won is the local and functional currency for our Korean subsidiary, Coupang Corp., which is our primary operating subsidiary. The other subsidiaries predominantly utilize their local currencies as their functional currencies. Assets and liabilities of each subsidiary are translated into U.S. dollars at the exchange rate in effect at the end of each period. Revenue and expenses for these subsidiaries are translated into U.S. dollars using average rates that approximate those in effect during the period. Translation adjustments are included in "Accumulated other comprehensive loss," a separate component of stockholders' equity and in the "Effect of exchange rate changes on cash and cash equivalents and restricted cash" on the consolidated statements of cash flows. Transaction gains and losses are included in "Other income (expense), net" on the consolidated statements of operations.

Revenue Recognition

We recognize revenues on the amount of expected consideration we will receive, which incorporates reductions for estimated returns, promotional discounts, and earned loyalty rewards. Revenue excludes amounts collected on behalf of third parties, such as value added taxes. Historical experience is used to estimate returns at the time of sale at a portfolio level using the expected value method. We include these amounts in the transaction price to the extent it is probable that a significant reversal of revenue will not occur and updates as additional information becomes available. For revenue contracts with multiple performance obligations, the transaction price is allocated to each performance obligation using the relative stand-alone selling price. We primarily determine stand-alone selling prices based on the prices charged to customers.

Net Retail Sales

Retail sales are earned from our online product sales to consumers. Retail revenue is recognized when control of the goods is transferred to the customer, which occurs upon delivery to the customer.

Net Other Revenue

Net other revenue includes commissions and logistics and fulfillment fees earned from merchants that sell their products through our online business. We are not the seller of record in these transactions, nor do we take control of the related inventory. Although we process and collect the entire amount of these transactions, we record revenue on the net commission because we are acting as an agent. Commission revenue is recognized when the order is completed and transmitted to the third-party merchant. Logistics and fulfillment fees are recognized as the services are rendered.

Net other revenue also includes consideration from our online restaurant ordering and delivery services, performed by us, as well as advertising services provided on our website and mobile applications. Revenues from online restaurant ordering and delivery are recognized when we deliver the order. Advertising revenue is recognized as ads are delivered over a period of time or based on number of clicks and impressions.

We offer a subscription service to our WOW membership programs, which provides customers with access to benefits such as access to Rocket Fresh, no minimum spend for Rocket Delivery, Dawn Delivery, product discounts, free shipping on returns, free delivery and discounts on restaurant orders via Eats, and access to content streaming. Subscription benefits represent a single, stand-ready obligation and revenue from subscription fees are recognized over the subscription period.

Deferred Revenue

Deferred revenue primarily relates to retail sales and is recorded when payments are received in advance of delivery to customers. Deferred revenue is generally recognized as revenue in the following month when delivery is made to customers.

Discount Coupons and Loyalty Rewards

For discount coupons or loyalty rewards offered as part of revenue transactions, we defer a portion of the revenue based on the estimated standalone selling price of the discount coupons or loyalty rewards earned and recognize the revenue as they are redeemed in future transactions or when they expire. Discount coupons and loyalty rewards expire after six months and are generally redeemed within six months from issuance and therefore, breakage is not significant. We also issue discount coupons, vouchers, or loyalty rewards that are not earned in conjunction with the purchase of a product as part of our customer compensation and marketing activities. This is not a performance obligation and is recognized as a reduction of the transaction price when rendered by the customer.

Cost of Sales

Cost of sales is primarily comprised of the purchase price of products sold to customers where we record revenue gross, and includes logistics center costs. Inbound shipping and handling costs to receive products from suppliers are included in inventory and recognized in cost of sales as products are sold. Additionally, cost of sales includes outbound shipping and logistics related expenses, and delivery service costs from our restaurant delivery business, primarily where we are the delivery service provider, as well as depreciation and amortization.

Payments from Suppliers

We receive consideration from suppliers for various programs, including rebates, incentives, and discounts, as well as advertising services provided on our website and mobile applications. We generally record these amounts received from suppliers to be a reduction of the prices we pay for their goods, and a subsequent reduction in cost of sales as the inventory is sold.

Operating, General and Administrative Expenses

Operating, general and administrative expenses include all our operating costs, excluding cost of sales, as described above. More specifically, these expenses include costs incurred in operating and staffing our fulfillment centers (including costs attributable to receiving, inspecting, picking, packaging, and preparing customer orders), customer service related costs, payment processing fees, costs related to the design, execution and maintenance of our technology infrastructure and online offerings, advertising costs, general corporate function costs, and depreciation and amortization. Advertising expenses, which are expensed as incurred, were $1.1 billion, $947 million, and $711 million for 2025, 2024, and 2023, respectively.

Equity-Based Compensation

We account for equity-based employee compensation arrangements in accordance with U.S. GAAP, which requires compensation expense for the grant-date fair value of equity-based awards to be recognized over the requisite service period. We determine the fair value of equity-based awards granted or modified on the grant date or modification date using appropriate valuation techniques. Forfeitures are estimated using historical experience at the time of grant and revised in subsequent periods if actual forfeitures differ from initial estimates.

Restricted Stock Units

We grant restricted stock units ("RSUs") that generally vest upon the satisfaction of a service-based condition as defined in our 2021 Equity Incentive Plan ("2021 Plan"). The grant-date fair value of each RSU, net of estimated forfeitures, is recognized as expense over the requisite service period on a straight-line basis for RSUs with service only vesting conditions.

Stock Options

In the past, we granted stock options to certain employees. We determine compensation expense associated with stock options based on the estimated grant date fair value method using the Black-Scholes valuation model.

Defined Severance Benefits

We accrue severance benefits for employees of our Korean subsidiaries. Pursuant to the Employee Retirement Benefit Security Act of Korea, eligible employees with one or more years of service are entitled to severance payments upon the termination of their employment based on their length of service and pay rate.

We recognize the defined severance benefits obligation on the consolidated balance sheets with a corresponding adjustment to operating expenses and "Accumulated other comprehensive loss". The obligations are measured annually, or more frequently if there is a remeasurement event, based on our measurement date utilizing various actuarial assumptions and methodologies. We use certain assumptions including, but not limited to, the selection of the: (i) discount rates; (ii) salary growth rates; and (iii) certain employee-related factors, such as turnover, retirement age, and mortality. We review our actuarial assumptions and make modifications to the assumptions based on current rates and trends when appropriate.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Our deferred tax assets are recorded net of valuation allowances when, based on the weight of available evidence, it is more likely than not that all or some portion of the recorded deferred tax assets will not be realized in future periods. Realization of our deferred tax assets is dependent on the generation of future taxable income. In considering the need for a valuation allowance, we consider our historical, as well as future projected taxable income, along with other positive and negative evidence in assessing the realizability of our deferred tax assets. Decreases to valuation allowances are recorded as reductions to our income tax expense and increases to valuation allowances result in additional expense for income taxes. Global Intangible Low-taxed Income ("GILTI") provisions are applied, providing for incremental tax on foreign income. We have made the policy election to record any liability associated with GILTI in the period in which it is incurred.

We recognize and measure uncertain tax positions taken or expected to be taken in a tax return utilizing a two-step process. In the first step, recognition, we determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50 percent of being realized upon ultimate settlement.

Earnings per Share

Basic earnings per share is computed by dividing net income (loss) attributable to Coupang stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) attributable to Coupang stockholders by the weighted-average number of shares of common stock and potentially dilutive common stock outstanding during the period.

We have two classes of common stock outstanding, Class A common stock and Class B common stock (collectively "common stock"), with equal rights to dividends and income. Earnings per share are therefore the same for Class A and Class B common stock, both on an individual and combined basis.

Cash and Cash Equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less from the date of purchase, or deposit accounts that can be withdrawn at any time without significant penalty.

Restricted Cash

Restricted cash primarily consists of certain cash pledged as collateral for loan facility agreements, cash on deposit designated for interest and principal debt repayments, as well as cash on deposit pledged as collateral for potential refunds on transactions with customers or future payments to suppliers. Restricted cash with remaining restrictions of one year or less are classified as current on the consolidated balance sheets.

Accounts Receivable, Net

Accounts receivable, net are stated at their carrying value, net of allowance for credit losses based on lifetime expected losses. Accounts receivable balances are primarily trade receivables due from payment gateway providers, customers, suppliers, and sellers, net of estimated allowances for credit losses. Amounts included in accounts receivable, or collected from payment gateway providers, to be remitted to merchants are included in accounts payable. Receivables from suppliers and sellers primarily relate to advertising activities. We estimate the allowance for credit losses based upon historical experience, the age and delinquency rates of receivables and credit quality, as well as economic and regulatory conditions combined with reasonable and supportable management forecasts of collectability and other economic factors over the lifetime of the receivables. We write off accounts against the allowance for credit losses when they are deemed to be uncollectible. As of December 31, 2025 and 2024, net receivables from customers and sellers were $155 million and $174 million, respectively. The allowance amounts were immaterial for all periods presented.

Inventories

Our inventories, which consist of products available for sale, are accounted for using the weighted average cost method, and are stated at the lower of cost or net realizable value. This valuation requires management judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers, returns to product suppliers, or liquidations, and expected recoverable values of separate inventory categories.

Property and Equipment, Net

Property and equipment, net are stated at historical cost, less accumulated depreciation and amortization. Property and equipment primarily includes buildings and structures, land, leasehold improvements, furniture, internal-use software, vehicles, information technology equipment, heavy equipment, and other fulfillment equipment. Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of the respective asset categories.

Depreciation and amortization expense is classified within the corresponding operating expense categories on the consolidated statements of operations. Maintenance and repairs are charged to operating expenses as incurred.

Intangible Assets

Intangible assets are primarily finite-lived and stated at cost, net of accumulated amortization. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, which approximates the pattern in which the economic benefits are consumed.

Fulfillment Center Fire

In June 2021, a fire extensively damaged our Deokpyeong fulfillment center ("FC Fire") resulting in a loss of the inventory, building, equipment, and other assets at the site. We are insured on property losses from the FC Fire, and while the insurer continues assessment of the total potential loss coverage on the claim, during the fourth quarter of 2024 we agreed to a settlement on a portion of the claim and deemed the recovery of insurance proceeds under the policy as probable. We recognized an insurance gain of $175 million in the fourth quarter of 2024, which included $116 million for the inventory loss included in "Cost of sales" and $59 million for property and equipment losses, included in "Operating, general and administrative". Whether and to what extent additional insurance recoveries will be received is currently unknown.

Leases

We determine if an arrangement is or contains a lease at contract inception. Leases are classified as either operating or finance.

Lease obligations and right-of-use ("ROU") assets are recognized at the present value of the fixed lease payments. We only consider options to extend or terminate a lease if it is reasonably certain that we will exercise the option. We determine our discount rate at lease inception using the rate implicit in the lease if it is readily determinable, otherwise we use our incremental borrowing rate. For operating leases, expense is recognized on a straight-line basis over the lease term.

Leases with an initial contractual term of twelve months or less are expensed on a straight-line basis over the lease term and we do not recognize lease liabilities and ROU assets.

Loss Contingencies

From time to time, we may become party to litigation incidents and other legal proceedings, including regulatory proceedings, tax and other government inquiries, and investigations that arise in the ordinary course of business. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. Additionally, we are required to comply with laws and regulations, including tax laws, that currently apply or may become applicable to our operations in the United States, Korea, and other international jurisdictions, and we regularly become subject to new laws and regulations in the jurisdictions in which we operate. The requirements for complying with these obligations may be uncertain and subject to interpretation and enforcement by regulatory and other authorities, and any failure or perceived failure to comply with such obligations could eventually lead to asserted legal or regulatory action.

We assess the likelihood of any adverse judgments or outcomes with respect to these matters and determine loss contingency assessments on a gross basis after assessing the probability of incurrence of a loss and whether a loss is reasonably estimable. In addition, we consider other relevant factors that could impact our ability to reasonably estimate a loss. A determination of the amount of reserves required, if any, for these contingencies is made after analyzing each matter. Our reserves may change in the future due to new developments or changes in strategy in handling these matters.

We recognize estimated losses from contingencies when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We disclose material contingencies when we believe that a loss is at least reasonably possible.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that may necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable. Impairment losses are recorded if the asset's carrying value is not recoverable through its undiscounted future cash flows. Impairment losses are measured based upon the difference between the carrying amount and estimated fair value of the related asset or asset group. No material impairment losses were recorded for 2025, 2024, and 2023.

Fair Value of Financial Instruments

Our primary financial instruments include cash equivalents, restricted cash, accounts receivable, accounts payable, short-term borrowings, and long-term debt. The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, other assets, accounts payable, short-term borrowings, and accrued expenses approximate fair value due to their short maturities. Refer to Note 8 — "Fair Value Measurement" for further information.

Concentration of Credit Risk

Cash and cash equivalents, restricted cash, and accounts receivable are potentially subject to concentration of credit risk. Cash and cash equivalents, and restricted cash are placed with several financial institutions and money market funds that management believes are of high credit quality, of which 56% and 69% were held at three and four financial institutions as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, no process payment company had 10% or more of our gross accounts receivable.

Recent Accounting Pronouncements Adopted

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740) - Improvements to Income Tax Disclosures." The standard requires disclosure of specific categories of an entity's income tax expenses and income taxes paid among other disclosures. We adopted ASU 2023-09 for 2025 on a prospective basis, and upon adoption, the guidance did not have a material impact on our consolidated financial condition, results of operations, or cash flows, as the guidance pertains to disclosure only. Refer to Note 6 — "Income Taxes" and Note 12 — "Supplemental Financial Information" for additional information.

Recent Accounting Pronouncements Yet To Be Adopted

In November 2024, the FASB issued ASU 2024-03 "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)", which requires public entities to disaggregate significant expense categories within functional line items to enhance transparency and comparability in financial reporting. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date and provides additional implementation guidance for ASU 2024-03 to ensure consistent application. Both standards are effective for annual reporting periods beginning with the fiscal year ending December 31, 2027, and interim reporting periods beginning with the period ending March 31, 2028, with early adoption permitted. We are evaluating the effect of adopting these standards on our financial reporting and disclosures.

In December 2025, the FASB issued ASU 2025-11 "Interim Reporting (Topic 207) - Narrow-Scope Improvements", which clarifies interim disclosure requirements and the applicability of Topic 270. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact of adopting the standard on our financial reporting and disclosures.

2. Net Revenues

Details of total net revenues were as follows:

(in millions)		2025		2024		2023
Net retail sales	$	26,312	$	23,866	$	21,223
Third-party merchant services		7,113		5,580		2,576
Other revenue		1,109		822		584
Total net revenues	$	**34,534**	$	**30,268**	$	**24,383**

This level of revenue disaggregation takes into consideration how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Net retail sales are recognized from owned inventory product sales to consumers. Third-party merchant services represent commissions, advertising, and delivery fees earned from merchants and restaurants that sell their products through our online businesses. Other revenue includes revenue earned from our WOW membership programs and various other offerings.

Contract liabilities consist of payments in advance of delivery and customer loyalty credits, which are included in "Deferred revenue" on the consolidated balance sheets. We recognized revenue of $140 million, $91 million, and $89 million for 2025, 2024, and 2023, respectively, primarily related to payments in advance of products and services delivered which were included in "Deferred revenue" on the consolidated balance sheets as of the beginning of the respective years.

3. Segment Reporting

We own and operate a retail business that primarily serves the Korean retail market along with other international markets. Based on the location of the legal entity that earned the revenue, over 90% of our total net revenues are from Korea. The remaining revenue is primarily from entities located in the United States, United Kingdom, Taiwan, and other countries in Europe and the Asia-Pacific region. Long-lived assets primarily consist of property and equipment and operating leases right-of-use assets and are attributed to the United States and international geographies based upon the country in which the asset is located, leased or owned. Our long-lived assets are primarily located in Korea. Long-lived assets in any single country, outside of Korea, were less than 10% of consolidated long-lived assets.

The Chief Operating Decision Maker ("CODM") is our Chief Executive Officer. We have two operating and reportable segments: Product Commerce and Developing Offerings. These segments are based on how the CODM manages the business, allocates resources, makes operating decisions and evaluates operating performance.

Product Commerce primarily includes our core Korean retail (owned inventory) and marketplace offerings (third-party merchants) and Rocket Fresh, our fresh grocery category offering, as well as advertising products associated with these offerings. Revenues from Product Commerce are derived primarily from online product sales of owned inventory to customers in Korea, commissions and logistics and fulfillment fees from merchants that sell products through our mobile application and website, and from our Korean WOW membership program.

Developing Offerings includes our more nascent offerings and services, including Eats (our restaurant ordering and delivery service), Play (our online content streaming service), fintech, our retail operations in Taiwan, as well as advertising products associated with these offerings, and also includes Farfetch (our global luxury fashion marketplace). Revenues from Developing Offerings are primarily generated from Farfetch, Eats, and retail operations in Taiwan.

The CODM uses two profitability measures, Segment Gross Profit and Segment Adjusted EBITDA, in assessing segment performance and allocating resources to each segment. Segment Gross Profit and Segment Adjusted EBITDA are evaluated on a monthly basis by our CODM by monitoring actual results versus prior periods. This comparison is performed to make strategic assessments and decisions regarding segment profitability, resource allocation, pricing strategies and cost optimization, and whether to reinvest profits into each of these segments or into other initiatives.

Segment Gross Profit is defined as total net revenues less cost of sales attributable to each reportable segment.

Segment Adjusted EBITDA is defined as income (loss) before income taxes for a period before depreciation and amortization, equity-based compensation expense, interest expense, interest income, and other income (expense), net. Segment adjusted EBITDA also excludes impairments and other items that we do not believe are reflective of our ongoing operations.

We generally allocate operating expenses to the respective segments based on usage. The CODM does not evaluate segments using asset information and, accordingly, we do not report asset information by segment.

Reportable segment financial information is as follows:

(in millions)		2025		2024		2023
Net revenues						
Product Commerce	$	29,592	$	26,699	$	23,594
Developing Offerings		4,942		3,569		789
Total net revenues	$	**34,534**	$	**30,268**	$	**24,383**
Cost of sales						
Product Commerce	$	20,126	$	18,594	$	17,313
Developing Offerings		4,267		2,843		880
Total cost of sales	$	**24,393**	$	**21,437**	$	**18,193**
Gross profit						
Product Commerce	$	9,466	$	8,105	$	6,282
Developing Offerings		675		726		(91)
Total gross profit	$	**10,141**	$	**8,831**	$	**6,190**
Other segment items [1]						
Product Commerce		6,981		6,099		4,741
Developing Offerings		1,670		1,357		375
Total other segment items	$	**8,651**	$	**7,456**	$	**5,116**
Segment adjusted EBITDA						
Product Commerce	$	2,485	$	2,006	$	1,540
Developing Offerings		(995)		(631)		(466)
Total segment adjusted EBITDA	$	**1,490**	$	**1,375**	$	**1,074**

(1) Other segment items relate to operating, general and administrative expense, excluding depreciation and amortization, equity-based compensation expense, impairments and other items that we do not believe are reflective of our ongoing operations. The CODM does not regularly review disaggregated expense information included within "Other segment Items" for any individual segment.

Reconciliations of segment profit or loss:

(in millions)		2025		2024		2023
Total gross profit	$	10,141	$	8,831	$	6,190
Operating, general and administrative		(9,668)		(8,395)		(5,717)
Interest expense		(86)		(140)		(48)
Interest income		199		216		178
Other income (expense), net		11		(39)		(19)
Income before income taxes	$	**597**	$	**473**	$	**584**

(in millions)		2025		2024		2023
Total segment adjusted EBITDA	$	1,490	$	1,375	$	1,074
Depreciation and amortization		(517)		(433)		(275)
Equity-based compensation		(475)		(433)		(326)
Acquisition and restructuring related costs, net		(25)		(127)		—
KFTC administrative fine (see Note 14)		—		(121)		—
FC Fire insurance gain		—		175		—
Interest expense		(86)		(140)		(48)
Interest income		199		216		178
Other income (expense), net		11		(39)		(19)
Income before income taxes	$	**597**	$	**473**	$	**584**

Note: Amounts may not foot due to rounding.

4.   Equity-based Compensation Plans

Our 2021 Equity Incentive Plan (the "2021 Plan") provides for the granting of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards, and other equity-based awards. The number of shares of our common stock reserved for issuance under the 2021 Plan will be increased on January 1 of each calendar year through January 1, 2031. As of December 31, 2025, the maximum number of shares of our common stock that may be issued under the Plans is 571,023,353 shares and 386,296,408 shares of common stock are available for future grants to employees.

Shares subject to stock awards granted under the 2021 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under the 2021 Plan. Additionally, shares become available for future grant under the 2021 Plan if they were issued under stock awards under the 2021 Plan and we repurchase them or they are forfeited.

RSUs

RSUs generally vest over 2 to 4 years from the vesting start date, subject to the recipient remaining an employee at each vesting date.

As of December 31, 2025, we had $973 million of unamortized compensation costs related to all unvested RSU awards. The unamortized compensation costs are expected to be recognized over a weighted-average period of approximately 2.5 years, net of estimated forfeitures.

The table below summarizes our RSU activity:

	Outstanding RSUs	
(in millions, except unit price)	Number of RSUs	Weighted Average Grant-Date Fair Value
December 31, 2024	64	$ 18.82
Granted	30	25.52
Vested	(24)	18.25
Forfeited / cancelled	(11)	20.24
December 31, 2025	**59**	$ **22.17**

The following information is provided for our RSUs:

(in millions, except unit price)	2025	2024	2023
Weighted average grant-date fair value of RSUs granted	$ 25.52	$ 19.77	$ 16.31
Fair value of RSUs at vesting	$ 624	$ 402	$ 223

Stock Options

In the past, we granted stock options to certain employees. Stock options generally expire ten years from the grant date.

The table below summarizes our stock option activity:

	Outstanding Options			
(in millions, except unit price)	Number of Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
December 31, 2024	15	$ 8.26	3.83	$ 213
Forfeited / cancelled	—	$ 1.99		
Exercised	(2)	$ 2.30		
December 31, 2025	**13**	**$ 9.15**	**2.71**	**$ 195**
Exercisable as of December 31, 2025	13	$ 9.15	2.71	$ 195

The following information is provided for our stock options:

(in millions, except unit price)	2025	2024	2023
Intrinsic fair value of stock options exercised	$ 49	$ 35	$ 57

Equity-based Compensation Expense

The following table presents the effects of equity-based compensation on the consolidated statements of operations:

(in millions)	2025	2024	2023
Cost of sales	$ 17	$ 17	$ 14
Operating, general and administrative	458	416	312
Total	**$ 475**	**$ 433**	**$ 326**

5.   Defined Severance Benefits

Changes in defined severance benefits obligation were as follows:

(in millions)	2025	2024
Beginning balance, January 1	$ 491	$ 396
Current service cost	220	166
Interest cost	17	16
Actuarial (gains) losses	(6)	52
Payments from plans	(102)	(79)
Cumulative effects of foreign currency translation	11	(60)
Ending balance, December 31	**$ 631**	**$ 491**
Current	$ 146	$ 96
Noncurrent	$ 485	$ 395

The accumulated benefit obligation for all defined severance benefits was $449 million and $348 million as of December 31, 2025 and 2024, respectively.

Net periodic cost consists of the following:

(in millions)	2025	2024	2023
Current service costs	$ 220	$ 166	$ 141
Interest cost	17	16	14
Amortization of:			
Prior service cost	—	2	3
Net actuarial loss	9	3	1
Net periodic benefit cost	$ 246	$ 187	$ 159

The principal actuarial assumptions used to determine defined severance benefits obligation were as follows:

	December 31, 2025	December 31, 2024
Discount rates	3.90% – 4.60%	3.50% – 3.90%
Salary growth rates	5.00% – 7.00%	5.00% – 7.00%

The principal actuarial assumptions used to determine the net periodic cost were as follows:

	2025	2024	2023
Discount rates	3.50% – 3.90%	4.30% – 4.80%	5.10% – 5.30%
Salary growth rates	5.00% – 7.00%	5.00% – 7.00%	5.00% – 8.00%

Estimated future benefit payments as of December 31, 2025 was as follows:

(in millions)	Less than 1 year	Between 1-2 years	Between 2-5 years	Over 5 years	Total
Defined severance benefits	$ 149	$ 142	$ 358	$ 514	$ 1,163

6. Income Taxes

We are subject to income taxation through certain of our subsidiaries primarily in the United States, Korea, Taiwan, United Kingdom, and other foreign jurisdictions in which we do business.

The components of income before income taxes are as follows:

(in millions)	2025	2024	2023
United States	$ (408)	$ (1,073)	$ (217)
Foreign	1,005	1,546	801
Income before income taxes	$ 597	$ 473	$ 584

The components of income tax expense (benefit) were as follows:

(in millions)	2025	2024	2023
Current taxes			
U.S federal	$ (35)	$ 76	$ 62
U.S. state and local	—	—	—
Foreign	381	106	46
Current taxes	346	182	108
Deferred taxes			
U.S. federal	(48)	(15)	21
U.S. state and local	—	—	—
Foreign	85	240	(905)
Deferred taxes	37	225	(884)
Income tax expense (benefit)	$ 383	$ 407	$ (776)

Differences between the provision at the federal statutory rate and the provision recorded at the consolidated level for 2025 are as follows:

(in millions, except percentages)		2025	
U.S. federal statutory tax rate	$	125	21.0 %
State and local income taxes, net of federal income tax effect		—	— %
Foreign tax effects			
Korea			
Statutory tax rate difference between countries		46	7.7 %
Local income tax		41	6.9 %
Effect of changes in tax laws or rates		(34)	(5.7)%
Tax credits		(8)	(1.3)%
Other		7	1.2 %
Other foreign jurisdictions		182	30.5 %
Effect of cross-border tax laws			
Branch loss		(33)	(5.5)%
Foreign currency loss		(14)	(2.3)%
Tax credits		(38)	(6.4)%
Changes in valuation allowance		8	1.3 %
Nontaxable and nondeductible items			
Stock compensation		49	8.2 %
Other		26	4.4 %
Changes in unrecognized tax benefits		33	5.5 %
Other adjustments		(7)	(1.2)%
Income tax expense	$	**383**	**64.2 %**

Differences between the provision at the federal statutory rate and the provision recorded at the consolidated level for 2024 and 2023 were as follows:

(in millions)		2024		2023
Taxes computed at the federal statutory rate	$	99	$	122
Differences resulting from:				
Statutory rate difference		32		28
Change in valuation allowances		193		(1,031)
U.S. taxes on foreign earnings		153		108
Stock compensation		56		44
Tax credit		(133)		(47)
Other nondeductible expense		17		—
Other		(10)		—
Income tax expense (benefit)	$	**407**	$	**(776)**

Our resulting effective tax rate differs from the applicable statutory rate, primarily due to tax credits, U.S. taxes on foreign earnings such as the inclusion of GILTI provisions, the valuation allowance against deferred tax assets in loss making jurisdictions, and other permanent differences.

In December 2025, due to a change in the Korean tax law, the enacted statutory tax rates increased 1% for all taxable income brackets effective January 1, 2026. Under U.S. GAAP, we are required to recognize the effect of a change in tax law in the period of enactment. As a result, we recorded a one-time immaterial tax benefit in the fourth quarter of 2025 due to the revaluation of the Korean net deferred tax assets.

In July 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA introduces a broad range of tax reform provisions, including the allowance of immediate deduction of qualified domestic research and development expenses, modifications to the international tax framework, and changes to certain business-related exclusions, deductions, and credits. Certain provisions are effective starting in 2025 and the impacts of the OBBBA are reflected in our results for 2025, resulting in an immaterial decrease in our tax provision.

The income tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities were as follows:

(in millions)	December 31, 2025	December 31, 2024
Deferred tax assets		
Provision and allowances	$ 114	$ 89
Stock compensation	27	22
Depreciation	15	13
Accrued expenses	117	104
Amortization	22	22
Defined severance benefits	166	118
Lease liabilities	761	500
Net operating loss carryforwards	1,152	989
Tax credits	84	89
Other	115	48
Total deferred tax assets	2,573	1,994
Less: valuation allowances	(1,271)	(903)
Total deferred tax assets net of valuation allowance	$ 1,302	$ 1,091
Deferred tax liabilities		
Lease asset	(704)	(466)
Other	(2)	(3)
Total deferred tax liabilities	(706)	(469)
Net deferred tax assets	**$ 596**	**$ 622**

Changes in the valuation allowances were as follows:

(in millions)	2025	2024	2023
Beginning balance, January 1	$ (903)	$ (82)	$ (1,085)
Changes to existing valuation allowances	(359)	(193)	140
Farfetch Acquisition	—	(633)	—
Derecognition of valuation allowances	—	—	905
Changes in foreign exchange rates, statutory rates and other	(9)	5	(42)
Ending balance, December 31	**$ (1,271)**	**$ (903)**	**$ (82)**

In 2023, we released the valuation allowance primarily related to the Korea net operating loss deferred tax assets as the sustained profitability in Korea represented objective positive evidence for the realizability of certain deferred tax assets. The release of the valuation allowance in 2023 resulted in an increase to the carrying value of deferred tax assets on the balance sheet and a benefit to our provision for income taxes of $905 million. The valuation allowance at December 31, 2025 and 2024 was primarily related to our U.S. and foreign net operating loss carryforwards for Taiwan and Farfetch subsidiaries.

As of December 31, 2025, we had $4.7 billion of federal, state, and foreign net operating loss carryforwards available to reduce future corporate taxable income. Certain of these amounts are subject to annual limitations under applicable tax law. If not utilized, an immaterial amount of these losses will begin to expire in 2026 and $3.2 billion of these losses do not expire.

We have corporate tax credit carryforwards of $44 million in the United States which may be carried forward indefinitely to reduce future corporate regular income taxes, and $55 million of tax credit carryforwards in Korea which begin to expire in 2026.

Our tax returns in the U.S., Korea, and other foreign jurisdictions are routinely audited and settlements of issues raised in these audits sometimes affect our tax provisions. We are also subject to tax examinations for value added tax, sales-based, payroll, and other non-income taxes. We did not have any material uncertain tax positions as of December 31, 2025 and 2024.

The open tax years for our major tax jurisdictions are 2013 - 2025 for the United States and 2020 - 2025 for Korea.

7.   Earnings per Share

The following table presents the calculation of basic and diluted earnings per share:

(in millions, except per share amounts)	2025	2024	2023
Numerator			
Net income attributable to Coupang stockholders	$ 208	$ 154	$ 1,360
Denominator			
Weighted-average shares used in computing net income per share attributable to Class A and Class B common stockholders:			
Basic	1,818	1,794	1,782
Dilutive effect of equity compensation awards	37	32	21
Diluted	1,855	1,826	1,803
Earnings per share:			
Basic	$ 0.11	$ 0.09	$ 0.76
Diluted	$ 0.11	$ 0.08	$ 0.75
Anti-dilutive shares	—	1	3

8.   Fair Value Measurement

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are reported in one of three levels reflecting the significant inputs used to determine fair value.

The following summarizes our financial assets and financial liabilities that are measured at fair value on a recurring basis:

(in millions)	Classification	Measurement Level	December 31, 2025	December 31, 2024
Financial assets				
Money market trust	Cash and cash equivalents	Level 1	$ 2,262	$ 1,755
Money market fund	Cash and cash equivalents	Level 1	$ 548	$ 828
Money market trust	Restricted cash	Level 1	$ 90	$ 83

Our long-term debt is recorded at amortized cost. The fair value is estimated using Level 2 inputs based on our current interest rates for similar types of borrowing arrangements. The carrying amount of long-term debt approximates its fair value as of December 31, 2025 and December 31, 2024 due primarily to the interest rates approximating market interest rates.

9.   Property and Equipment, net

The following summarizes our property and equipment, net:

(in millions)	Useful Life	December 31, 2025	December 31, 2024
Land		$ 420	$ 401
Buildings	40 years	866	794
Equipment and furniture	1 - 10 years	1,689	1,136
Leasehold improvements	(1)	1,343	929
Vehicles	4 - 6 years	71	65
Software	4 years	56	75
Construction in progress		579	377
Property and equipment, gross		$ 5,024	$ 3,777
Less: Accumulated depreciation and amortization		(1,302)	(964)
Property and equipment, net		$ 3,722	$ 2,813

(1)   Lesser of useful life or remaining lease term

For 2025, 2024, and 2023, depreciation and amortization expense on property and equipment was $467 million, $369 million, and $271 million, respectively.

Property and equipment under construction, which primarily consists of fulfillment centers and deposits for equipment, is recorded as construction in progress until it is ready for its intended use; thereafter, it is transferred to the related class of property and equipment and depreciated over its estimated useful life.

10. Intangible Assets

The following summarizes our finite-lived intangible assets, net:

(in millions)	Gross Carrying Value		Accumulated Amortization		Net Carrying Value	
December 31, 2025						
Trademarks	$	131	$	(67)	$	64
Customer relationships		34		(13)		21
Developed technology and other		126		(45)		81
Total	$	291	$	(125)	$	166
December 31, 2024						
Trademarks	$	183	$	(46)	$	137
Customer relationships		34		(6)		28
Developed technology and other		109		(21)		88
Total	$	326	$	(73)	$	253

For 2025, 2024, and 2023, amortization expense of intangible assets was $50 million, $64 million, and $4 million, respectively. Indefinite-lived intangible assets as of December 31, 2025 and 2024 were $24 million and $18 million, respectively.

As of December 31, 2025, future amortization expense is expected to be as follows:

(in millions)	Amortization Expense	
2026	$	50
2027		25
2028		21
2029		15
2030		13
Thereafter		42
Total	$	166

11. Leases

We are obligated under operating leases primarily for vehicles, equipment, warehouses, data centers, office space, and other facilities that expire over the next ten years. These leases can contain renewal options. Because we are not reasonably certain to exercise these renewal options, or the renewal options are not solely within our discretion, the options are not considered in determining the lease term, and the associated potential option payments are excluded from expected minimum lease payments. Our leases generally do not include termination options for either party or restrictive financial or other covenants.

Our finance leases as of December 31, 2025 and 2024 were not material and are included in "Property and equipment, net", on our consolidated balance sheets.

The components of operating lease cost were as follows:

(in millions)	2025		2024		2023	
Operating lease cost	$	703	$	595	$	457
Variable and short-term lease cost		85		51		42
Total operating lease cost	$	788	$	646	$	499

Supplemental disclosure of cash flow information related to operating leases were as follows:

(in millions)	2025		2024		2023	
Cash paid for the amount used to measure the operating lease liabilities	$	624	$	572	$	445
Operating lease assets obtained in exchange for lease obligations	$	869	$	878	$	428
Net increase to operating lease ROU assets resulting from remeasurements of lease obligations	$	324	$	123	$	133

Amounts disclosed for ROU assets obtained in exchange for lease obligations include amounts added to the carrying amount of ROU assets resulting from lease modifications and reassessments, and new leases.

The assumptions used to value operating leases for the periods presented were as follows:

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term	5.9 years	6.1 years
Weighted-average discount rate	6.74 %	7.62 %

As of December 31, 2025, we had entered into operating leases that have not commenced with future minimum lease payments of $689 million, that have not been recognized on our consolidated balance sheets. These leases have non-cancellable lease terms of 1 to 10 years.

12.   Supplemental Financial Information

Supplemental Disclosure of Cash Flow Information

(in millions)	2025		2024		2023	
Supplemental disclosure of cash-flow information						
Cash paid for income taxes, net of refunds:						
U.S. federal	$	—	$	81	$	52
U.S. state and local		—		—		—
Foreign - Korea		168		51		55
Foreign - all other		9		6		3
Cash paid for income taxes, net of refunds	$	177	$	138	$	110
Cash paid for interest	$	65	$	85	$	31
Non-cash investing and financing activities						
Increase in property and equipment-related accounts payable	$	73	$	81	$	23

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown within the consolidated statements of cash flows.

	December 31,					
(in millions)	2025		2024		2023	
Current assets						
Cash and cash equivalents	$	6,318	$	5,879	$	5,243
Restricted cash		94		151		353
Noncurrent assets						
Restricted cash included in long-term leasehold deposits and other		—		1		1
Total cash, cash equivalents and restricted cash	$	6,412	$	6,031	$	5,597

Supplier Financing Arrangements

We have agreements with third-party financial institutions to facilitate participating vendors' and suppliers' ability to settle payment obligations from us to designated third-party financial institutions. Participating vendors and suppliers may, at their sole discretion, settle obligations prior to their scheduled due dates at a discounted price to the participating financial institutions. The invoices that have been confirmed as valid under the program require payment, in full, based on the original standard invoice terms. Confirmed invoices owed to financial institutions under these programs are included within "Accounts payable" on the consolidated balance sheets.

Changes in the amount of supplier finance obligations were as follows:

(in millions)	2025	2024
Confirmed obligations outstanding, January 1	$ 443	$ 459
Invoices confirmed during the year	3,642	4,028
Confirmed invoices paid during the year	(3,610)	(3,985)
Foreign currency related changes	10	(59)
Confirmed obligations outstanding, December 31	**$ 485**	**$ 443**

13. Short-Term Borrowings and Long-Term Debt

Short-Term Borrowings

Details of carrying amounts of short-term borrowings were as follows:

(in millions) Maturity Date	Interest rate as of December 31, 2025 (%)	Borrowing limit as of December 31, 2025	December 31, 2025	December 31, 2024
January 2026 - November 2026	2.67% to 4.87%	$ 1,068	$ 963	$ 482
Revolving Credit Facility	(1)	1,500	—	—
Total principal short-term borrowings		$ 2,568	$ 963	$ 482
Less: unamortized discounts			(3)	(3)
Total short-term borrowings			**$ 960**	**$ 479**
Weighted-average interest rates			**3.02 %**	**3.07 %**

(1) Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to the applicable benchmark rate, including but not limited to Term Secured Overnight Financing Rate ("Term SOFR"), plus an applicable margin ranging from 0.75% to 1.25%.

Our short-term borrowings generally include lines of credit and loan facilities with financial institutions to be drawn upon for general operating purposes.

Revolving Credit Facility

In June 2025, we entered into a five-year revolving credit agreement (the "Revolving Credit Facility"), replacing our prior revolving credit and guaranty agreement entered into in February 2021, which was terminated in connection with the entry into the new Revolving Credit Facility. The Revolving Credit Facility provides for syndicated, unsecured revolving loans with a total borrowing capacity of up to $1.5 billion. Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to the applicable benchmark rate, including but not limited to Term SOFR, plus an applicable margin ranging from 0.75% to 1.25%. The Revolving Credit Facility contains customary affirmative and negative covenants, including certain financial covenants. In July 2025, we borrowed $425 million under the Revolving Credit Facility primarily to finance the redemption of the syndicated term loans assumed by Surpique LP (the "Limited Partnership") as part of the Farfetch Acquisition ("Farfetch Term Loans"). In December 2025, we repaid the $425 million outstanding balance on the Revolving Credit Facility. As of December 31, 2025, there was no balance outstanding on the Revolving Credit Facility.

Other Credit Facilities

During 2025, we entered into various unsecured borrowings under other revolving credit facilities, which are due in 2026. These credit facilities contain customary affirmative and negative covenants, including certain financial covenants. As of December 31, 2025, aggregate outstanding borrowings under all other credit facilities totaled $963 million with a weighted average interest rate of 3.02%.

Long-Term Debt

Details of carrying amounts of long-term debt were as follows:

(in millions)			December 31, 2025		December 31, 2024	
Issue Date	Contractual Maturity Date	Fixed vs. Floating	Amount	Interest Rate (%)	Amount	Interest Rate (%)
Secured						
November 2021	2026	Fixed	$ —		$ 38	3.78
April 2023	2026	Fixed	—		156	6.76
March 2022	2027	Fixed	—		273	4.26
August 2024	2027	Fixed	114	4.90	111	4.90
Unsecured						
Farfetch Term Loans	2027	Floating	—		493	11.57
November 2025	2027	Fixed	74	2.65	—	
February 2025	2028	Fixed	23	4.18	—	
September 2025	2028	Fixed	439	3.80	—	
Total principal long-term debt			$ 650		$ 1,071	
Less: current portion of long-term debt			—		(66)	
Less: unamortized discounts			(2)		(17)	
Total long-term debt			**$ 648**		**$ 988**	

Term Loan Agreement

In September 2025, we entered into an unsecured three-year term loan agreement with aggregate borrowings of $439 million to refinance existing facility-backed secured loans maturing in April 2026 and March 2027. The term loan agreement contains customary affirmative and negative covenants and consists of two tranches with an average fixed interest rate of 3.80%.

Farfetch Term Loans

In 2025, we fully redeemed the $493 million of principal amount outstanding on the Farfetch Term Loans.

Our long-term debt is recorded at amortized cost. The fair value is estimated using Level 2 inputs based on our current interest rates for similar types of borrowing arrangements.

We were in compliance with the financial covenants for each of our borrowings and debt agreements as of December 31, 2025.

Future contractual principal payments for long-term debt as of December 31, 2025 were as follows:

(in millions)	Long-term debt
2026	$ —
2027	187
2028	463
2029	—
2030	—
Thereafter	—
Total	**$ 650**

14. Commitments and Contingencies

Commitments

The following summarizes our minimum contractual commitments as of December 31, 2025:

(in millions)	Unconditional purchase obligations (unrecognized)	Long-term debt (including interest)	Operating leases	Total
2026	$ 580	$ 25	$ 721	$ 1,326
2027	513	211	683	1,407
2028	350	474	602	1,426
2029	344	—	515	859
2030	334	—	408	742
Thereafter	11	—	800	811
Total undiscounted payments	$ 2,132	$ 710	$ 3,729	$ 6,571
Less: lease imputed interest			(702)	
Total lease commitments			$ 3,027	

Unconditional purchase obligations include legally binding contracts with terms in excess of one year that are not reflected on the consolidated balance sheets. These contractual commitments primarily relate to the purchases of technology related services, fulfillment center construction contracts, content, and software licenses. For contracts with variable terms, we do not estimate the total obligation beyond any minimum pricing as of the reporting date.

Legal Matters

Unless otherwise noted, with respect to the matters described below that do not include an estimate of the amount of loss or range of possible loss, such losses or range of possible losses either cannot be estimated or are not individually material, but we believe there is a reasonable possibility that they may be material in the aggregate. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Litigation

On August 26, 2022, a putative class action was filed on behalf of all purchasers of Coupang Class A common stock pursuant and/or traceable to Coupang's registration statement issued in connection with our initial public offering. New York City Public Pension Funds v. Coupang, Inc. et al., formerly Choi v. Coupang, Inc. et al. was brought against Coupang and certain of its former and current directors, current officers, and certain underwriters of the offering. The action was filed in the United States District Court for the Southern District of New York alleging inaccurate and misleading or omitted statements of material fact in Coupang's Registration Statement in violation of Sections 11, 12, and 15 of the Securities Act of 1933. The action was amended in May 2023, and added allegations of securities fraud under Sections 10 and 20 of the Exchange Act. The action seeks unspecified compensatory damages, attorneys' fees, and reasonable costs and expenses. Between August and December 2023, three separate stockholders' derivative actions were filed in the United States District Court for the Southern District of New York and in December 2024 and March 2025, derivative actions were filed in Delaware Chancery Court, in each case against certain of Coupang's former and current directors and current officers. Coupang was named as a nominal defendant in the various derivative actions. Aside from the aforementioned actions, there have been additional Delaware Section 220 records inspection demands. These derivative actions and related demands purport to assert claims on behalf of Coupang and make substantially similar factual allegations to New York City Public Pension Funds v. Coupang, Inc. et al., bringing claims for, among other things, breach of fiduciary duty, unjust enrichment, and violations of securities laws. The actions seek compensatory damages, governance reforms, and other relief. On September 10, 2025, the Court dismissed New York City Public Pension Funds v. Coupang, Inc. et al. in its entirety without leave to amend. The plaintiffs filed a notice of appeal on October 10, 2025. We intend to continue to vigorously defend the claims and the appeal. A reasonable estimate of the amount of any possible loss or range of loss cannot be made at this time. Accordingly, we can provide no assurances as to the scope and outcome of these matters and no assurances as to whether our business, financial position, results of operations or cash flows will not be materially adversely affected. In February and March 2025, we received demands on our Board of Directors alleging claims similar to those in the class and derivative actions and demanding civil actions by the Board against certain current and former directors and officers. Those demands have been provided to the Board of Directors to evaluate.

In November 2025, Coupang became aware of a data incident involving unauthorized access to customer accounts by a former employee (the "Incident"). On January 6, 2026, a putative securities class action was filed against Coupang and certain of its officers and directors, as well as Coupang Corp., in the United States District Court for the Western District of Washington on behalf of persons who purchased or acquired shares of Coupang Class A common stock between May 7, 2025 and December 16,

2025. This action, *Lee and Park v. Coupang, Inc.*, alleges false and misleading statements related to the Incident in violation of Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 of the Exchange Act. The action seeks unspecified damages, attorney's fees, and other costs and expenses. On January 6, 2026, a stockholder derivative action, *Warga v. Bom Kim, et. al.*, was filed in the United States District Court for the Northern District of California. The derivative action, which is based on the Incident, was filed against Coupang's directors and certain of its officers, and against Coupang as a nominal defendant. It asserts claims for breach of fiduciary duty and violations of securities laws and seeks various remedies, including damages and improvements to governance and procedures. On February 6, 2026, a putative class action was filed in the United States District Court for the Eastern District of New York. This action, Lee and Park, v. Coupang, Inc. and Bom Kim, was also based on the Incident but alleges negligence, unjust enrichment, and violations of New York law on the part of Coupang and Mr. Kim related to allegedly being responsible for and overseeing data security for Coupang. The action seeks damages for all U.S. and Korean residents whose data was compromised. A reasonable estimate of the amount of any possible loss or range of loss resulting from the putative class actions or the stockholder derivative action cannot be made at this time. Accordingly, we can provide no assurances as to the scope and outcome of these matters and no assurances as to whether our business, financial position, results of operations or cash flows will not be materially adversely affected. We intend to vigorously defend against these related actions. On January 29, 2026, Coupang also received a Board demand based on the Incident. This demand is currently being evaluated.

Korean Fair Trade Commission Investigations

In June 2021, the Korea Fair Trade Commission (the "KFTC") initiated an investigation into a potential violation of the Monopoly Regulation and Fair Trade Act by two of our Korean subsidiaries, Coupang Corp. and Coupang Private Label Brands ("CPLB"), including certain alleged treatment of private labelled products provided by CPLB. In June 2024, the KFTC publicly announced that as a result of their investigation, they determined that Coupang Corp.'s product rankings disclosure violated Korean law (a regulatory finding subject to judicial review), and that they would impose an administrative fine on Coupang Corp., direct Coupang Corp. and CPLB to take certain related corrective actions, and refer the matter for criminal prosecution. In the second quarter of 2024, we accrued an administrative fine of approximately $121 million. Coupang Corp. will pay the administrative fine in six installments over two years and made the first payment in October 2024 and will make the last payment in June 2026.

In August 2024, Coupang Corp. and CPLB received the KFTC's formal written decision, and in September 2024, Coupang Corp. and CPLB appealed such decision. That appeal is pending. Hearings of the administrative litigation action were held in November 2024, March 2025, June 2025, July 2025, September 2025, and November 2025, and a seventh hearing is scheduled for February 2026. Coupang Corp. and CPLB also filed a preliminary injunction with the Seoul High Court to stay the fine and corrective orders during the pendency of the appeal. In October 2024, the Seoul High Court granted Coupang Corp.'s and CPLB's request for suspension of the KFTC's corrective orders, but dismissed the request for a stay of the KFTC's administrative fine. The KFTC subsequently appealed the Seoul High Court's decision to grant a suspension of the corrective orders and in February 2025, the Supreme Court of Korea dismissed the KFTC's appeal. In November 2024, in response to the KFTC's criminal referral, the Seoul Eastern District Prosecutors' Office initiated a criminal investigation into Coupang Corp. and CPLB. The Seoul Eastern District Prosecutors' Office issued an indictment dated May 1, 2025, on the same underlying facts as the administrative case. The criminal trial proceedings have begun at the Seoul Eastern District Court. Hearings for the criminal trial proceedings occurred in October 2025, and December 2025, and the next hearing is set for March 2026. The maximum penalty under the indictment is a fine of approximately $200,000. We intend to vigorously defend against these charges in court.

In September 2024, the KFTC began an investigation of Coupang Corp. related to potential violations of Korea's Fair Trade Act concerning the bundling Eats benefits with the WOW membership. The KFTC issued an examiner's report in October 2025 arguing that such bundling is impermissible under the Fair Trade Act. In the event Coupang is ultimately found to have acted in violation of the law, a fine could be imposed and Coupang may be required to separate the Eats benefit of the WOW membership and customers would need to purchase this benefit separately. Coupang is preparing its response to the examiner's report and a hearing has not yet been scheduled.

The KFTC and other regulators are also investigating Coupang Corp. and its subsidiaries on other matters. We are diligently cooperating with these investigations and actively defending our practices as appropriate.

Under Korean law, if violations are identified in the investigations, these can be resolved through civil, administrative, or criminal proceedings. The ultimate case resolution could include fines, orders to alter our processes or procedures, and criminal investigations or charges against individuals or us. We cannot reasonably estimate any penalties, loss or range of loss that may arise from these investigations. Accordingly, we can provide no assurance as to the scope and outcome of these matters and no assurance as to whether our business, financial position, results of operations, or cash flows will not be materially adversely affected.

Data Incident

In connection with the Incident, Coupang is continuing its investigation and has engaged external forensic experts to assist with the investigation. Korean regulators have also initiated ongoing investigations with which Coupang is fully cooperating.

We believe that the Incident has increased and may further increase the Korean government's focus on our business and could result in additional inquiries, enforcement actions, and litigation. Investigations by Korean authorities into the Incident have resulted

in criminal complaints against certain of our current and former executives and employees. While one or more regulators may potentially impose financial penalties or take other actions, at this time we cannot determine the outcome of any inquiries, enforcement actions, or litigation, or reasonably estimate any amount of losses or range of losses that may result from such actions. We can provide no assurance as to the scope and outcome of these matters relating to the Incident and no assurance as to whether our business, financial position, results of operations, or cash flows will not be materially adversely affected.

15.   Stockholders' Equity

Our certificate of incorporation provides for two classes of common stock, and authorizes shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our Board of Directors. Our authorized capital stock consists of 10 billion shares of Class A common stock, par value $0.0001 per share; 250 million shares of Class B common stock, par value $0.0001 per share; and 2 billion shares of undesignated preferred stock, par value $0.0001 per share. No preferred stock was issued and outstanding as of December 31, 2025 and 2024.

The shares of Class A common stock and Class B common stock are identical, except with respect to voting, conversion, and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to twenty-nine votes. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes all changes in equity during a period that have yet to be recognized in income. The major components are foreign currency translation adjustments and actuarial gains (losses) on our defined severance benefits. As of December 31, 2025 and 2024, the ending balance in accumulated other comprehensive income (loss) related to foreign currency translation adjustments was $(297) million and $(309) million, respectively, and the amount related to actuarial losses on defined severance benefits was $(84) million and $(95) million, respectively.

Stock Repurchase

In April 2024, we repurchased 10 million shares of our Class A common stock for $178 million in a private transaction.

In May 2025, our Board of Directors authorized a stock repurchase program for up to $1 billion of our outstanding shares of Class A common stock. We may repurchase shares of Class A common stock from time to time through open market purchases, in privately negotiated transactions, or by other means in accordance with applicable securities laws and other restrictions. The program has no expiration date, and we are not obligated to repurchase any portion of our total authorization. During 2025, we repurchased 8.8 million shares of Class A common stock for an aggregate amount of $243 million.

16.   Business Combinations - Farfetch

Farfetch Acquisition

On January 30, 2024 we completed the acquisition of Farfetch. We believe the acquisition will allow us to expand into luxury retail. We have accounted for this acquisition as a business combination. Total purchase consideration consisted of amounts previously funded to Farfetch under a loan prior to acquisition (the "Bridge Loan") and required partial repayment of the Farfetch Term Loans at the close of the transaction.

(in millions)	Estimated Fair Value
Farfetch Term Loan repayment	$ 58
Bridge Loan contribution	150
Total purchase consideration	**$ 208**

Purchase Price Allocation

The purchase consideration was allocated to assets acquired and liabilities assumed based on their respective estimated fair values. The allocation of purchase consideration, inclusive of measurement period adjustments, was as follows:

(in millions)	Estimated Fair Value
Assets acquired	
Cash and cash equivalents	$ 126
Accounts receivable, net	286
Inventories	305
Prepaids and other current assets	221
Intangible assets	325
Operating lease right-of-use assets	209
Other assets	318
Liabilities assumed	
Accounts payable	(529)
Long-term debt	(557)
Operating lease obligations	(214)
Other liabilities	(343)
Net assets assumed	**147**
Noncontrolling interests	(78)
Goodwill on acquisition	139
Total consideration	**$ 208**

The excess of purchase consideration over the fair value of net identifiable assets acquired and liabilities assumed was recorded as goodwill which is not deductible for tax purposes. Goodwill represents the future economic benefits we expect to achieve as a result of the acquisition, including the workforce of the acquired business as well as future operational and logistical cost efficiencies expected to be achieved. Goodwill was recorded in our Developing Offerings segment.

The identifiable intangible assets acquired were as follows:

(in millions, except years)	Weighted Average Useful Life	Estimated Fair Value
Brand trademarks	5 years	$ 130
Customer relationships	5 years	34
Supplier relationships	15 years	61
Developed technology	3 years	38
Brand licenses	8 years	62
Total intangible assets		**$ 325**

The results of Farfetch included in our consolidated statement of operations since the closing of the acquisition were as follows:

(in millions)	2024
Total net revenues	$ 1,658
Net loss	**$ (352)**

Acquisition-related costs were recorded as operating expenses for 2024 and were not material.

Supplemental Pro Forma Information (Unaudited)

The following financial information presents our results as if the acquisition of Farfetch had occurred on January 1, 2023:

(in millions)	2024	2023
Pro Forma Information		
Total net revenues	$ 30,455	$ 26,712
Net (loss) income	$ (20)	$ 965

These pro forma results are based on estimates and assumptions, which we believe are reasonable. They are illustrative only and are not the results that would have been achieved had the acquisition actually occurred on January 1, 2023, nor are they indicative of future results. The pro forma results include adjustments related to the business combination, including amortization of acquired intangibles, stock-based compensation, lease expense, and income taxes.

Redeemable Noncontrolling Interests

In December 2023, we established the Limited Partnership for the purpose of providing the Bridge Loan and acquiring all of the business and assets of Farfetch. The Limited Partnership was initially owned 80.1% by Coupang, Inc. and 19.9% by certain funds advised or managed by Greenoaks Capital Partners, LLC ("Greenoaks"), a related party.

On April 7, 2025, we entered into a Master Transaction Agreement (the "Agreement") with Greenoaks resulting in the indirect acquisition of the Limited Partnership partner units representing all of Greenoaks' equity interest in the Limited Partnership, and all rights and obligations associated with such limited partner units. Concurrently with the execution of the Agreement, we paid to Greenoaks consideration with a fair value of $122 million consisting of a $14 million cash payment and the issuance of 5,465,099 shares of our Class A common stock with a fair value of $108 million based on the closing market price of $19.76 per share on the acquisition date. The Limited Partnership is included in Coupang's consolidated operating results through the acquisition date.

Mr. Neil Mehta, a member of Coupang's Board of Directors, has served as a Managing Partner of Greenoaks since April 2012. Greenoaks and certain funds and accounts to which Greenoaks serves as the investment adviser and related persons or entities, including Mr. Mehta, have ownership interests in our Class A common stock.

In February 2025, we acquired the remaining 40% of the Palm Angels brand ("Palm Angels") not owned by New Guards Group Holdings S.p.A. ("New Guards"), a subsidiary acquired in the Farfetch Acquisition, and subsequently sold the rights to Palm Angels, as part of our Farfetch restructuring actions.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of December 31, 2025, our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) were evaluated, under the supervision and with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), to assess whether they are effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure and to provide reasonable assurance that such information is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms.

Based on this evaluation, our CEO and CFO have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting using criteria described in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025 based on the criteria in Internal Control – Integrated Framework (2013).

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Samil PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this Form 10-K.

Previously Reported Material Weakness No Longer Exists

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. Farfetch Limited disclosed the existence of material weaknesses in its internal control over financial reporting in Item 15 of its Annual Report on Form 20-F for the year ended December 31, 2022. The unremediated material weakness identified and disclosed by Farfetch Limited preceded the Farfetch Acquisition and related to the operating effectiveness of certain business process and information technology controls in the New Guards business. As previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2024, in accordance with the interpretive guidance issued by the SEC staff, management excluded Farfetch from its assessment of internal control over financial reporting as of December 31, 2024 because it was acquired by Coupang in a purchase business combination during the fiscal year ended December 31, 2024. While we did not include Farfetch in our assessment of internal control over financial reporting as of December 31, 2024, we determined the material weakness previously disclosed by Farfetch Limited was not fully remediated as of December 31, 2024 and, based on our preliminary assessment, could result in a material misstatement of our annual or interim consolidated financial statements that will not be prevented or detected on a timely basis.

As a result of the completed business restructuring and divestiture activities related to the New Guards business, and upon further review and assessment of the impact of Farfetch on Coupang's internal control over financial reporting, we now believe that it is not reasonably possible for the material weakness previously disclosed by Farfetch Limited to result in a material misstatement such that the combination of deficiencies previously identified is not a material weakness.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our management, including our CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Item 9B. Other Information

b) Trading Plans

During the quarter ended December 31, 2025, no director or Section 16 officer adopted or terminated any Rule 10b5-1 trading arrangements or non-Rule 10b5-1 trading arrangements.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item, including the names and biographies of our Directors and Executive Officers and information about our Audit Committee, Code of Business Conduct and Ethics, and Insider Trading Policy, is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2025.

Our Code of Business Conduct and Ethics is available on our investor relations website under the heading "Governance—Documents and Charters" at https://ir.aboutcoupang.com. To the extent permissible under applicable rules, we intend to disclose amendments to our Code of Business Conduct and Ethics, as well as waivers, including any implicit waiver, from a provision of the code to our executive officers or directors, on our investor relations website under the heading "Governance" at *https://ir.aboutcoupang.com*.

Item 11.   Executive Compensation

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2025.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2025.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2025.

Item 14.   Principal Accountant Fees and Services

Our independent registered public accounting firm is Samil PricewaterhouseCoopers, Seoul, Republic of Korea (PCAOB ID: 1103).

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2026 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 31, 2025.

Item 15.   Exhibits and Financial Statement Schedules

a) Documents filed as part of this report:

1) Financial Statements (Item 8);

2) Financial Statement Schedules. Financial Statement Schedules of the Company, as required for 2025, 2024, and 2023, consist of Schedule I - Condensed Financial Information of Coupang, Inc. Schedules not included are omitted because of the absence of conditions under which they are required or because the required information is provided in the consolidated financial statements, including the notes thereto.

Exhibit Number	Description of Exhibit	Provided Herewith	Incorporated by Reference			
			Form	File No.	Exhibit	Filing Date
3.1	Certificate of Incorporation of the Registrant.		10-Q	001-40115	3.1	November 12, 2021
3.2	Amended and Restated Bylaws of the Registrant.		8-K	001-40115	3.1	June 27, 2024
4.1	Sixth Amended and Restated Registration Rights Agreement, by and among the Registrant and certain of its stockholders, dated December 21, 2018.		S-1	333-253030	4.1	February 12, 2021
4.2	Description of Securities.		10-K	001-40115	4.2	March 3, 2022
10.1+	Coupang, LLC Third Amended and Restated 2011 Equity Incentive Plan, as amended, and related form agreements.		S-8	333-254117	99.1	March 11, 2021
10.2+	Coupang, Inc. 2021 Equity Incentive Plan.		10-K	001-40115	10.5	March 1, 2023
10.3+	Form of RSU Award Notice & Agreement for Executives.		10-Q	001-40115	10.2	May 12, 2022
10.4+	Form of PSU Award Notice & Agreement for Executives.		10-Q	001-40115	10.3	May 12, 2022
10.5+	Form of Annual RSU Award Notice & Agreement for Non-Employee Directors.		10-Q	001-40115	10.1	August 11, 2022
10.6+	Form of RSU Award Notice & Agreement for Executives (as amended and restated 2025).		10-Q	001-40115	10.2	August 5, 2025
10.7+	Form of PSU Award Notice & Agreement for Executives (as amended and restated 2025).		10-Q	001-40115	10.3	August 5, 2025
10.8+	Form of Annual RSU Award Notice & Agreement for Non-Employee Directors (as amended and restated 2025).		10-Q	001-40115	10.4	August 5, 2025
10.9+	Non-Employee Director Compensation Policy.		10-K	001-40115	10.6	February 25, 2025
10.10+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.		S-1	333-253030	10.3	February 12, 2021
10.11+	Employment Agreement, by and between the Registrant and Bom Kim.		10-Q	001-40115	10.6	May 13, 2021
10.12+	Employment Agreement, by and between the Registrant and Gaurav Anand.		10-Q	001-40115	10.7	May 13, 2021
10.13+	Letter of Reassignment, dated October 31, 2025, among the Registrant, Gaurav Anand, and Coupang Asia Holdings Pte. Ltd.	X				
10.14+	Second Amended and Restated Employment Agreement, by and between the Registrant and Hanseung Kang.		10-K	001-40115	10.10	February 25, 2025

10.15+	Separation Agreement and Release, dated May 25, 2025, by and between the Registrant and Hanseung Kang.		10-Q	001-40115	10.6	August 5, 2025
10.16+	Executive Employment Agreement, effective as of June 1, 2025, by and between the Registrant and Hanseung Kang.		10-Q	001-40115	10.5	August 5, 2025
10.17+	Additional Benefits Letter dated May 28, 2025 for Hanseung Kang.		10-Q	001-40115	10.6	November 4, 2025
10.18+	Letter of Interim Assignment dated May 28, 2025 between Coupang, Inc., Coupang Corp., and Hanseung Kang.		10-Q	001-40115	10.7	November 4, 2025
10.19+	Additional Benefits Letter dated August 14, 2025 for Hanseung Kan.		10-Q	001-40115	10.5	November 4, 2025
10.20+	Employment Agreement, by and between the Registrant and Harold Rogers.		10-Q	001-40115	10.11	May 13, 2021
10.21+	Employment Agreement, by and between the Registrant and Pranam Kolari.		10-K	001-40115	10.9	February 28, 2024
10.22+	Separation Agreement, dated October 20, 2025, by and between the Registrant and Pranam Kolari.	X				
10.23+	Second Amended and Restated Executive Severance Policy.		10-Q	001-40115	10.1	November 6, 2024
10.24	Sale and Purchase Agreement by and between Farfetch Holdings PLC, The Administrators, and Surpique Acquisition Limited dated as of January 30, 2024.		10-K	001-40115	10.21	February 28, 2024
10.25	Credit Agreement, dated as of June 2, 2025, by and among Coupang, Inc., the subsidiary guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent.		8-K	001-40115	10.1	June 5, 2025
10.26	First Amendment to Credit Agreement, dated as of August 19, 2025, by and among Coupang, Inc., the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent.		10-Q	001-40115	10.4	November 4, 2025
19.1	Coupang Insider Trading Policy	X				
21.1	List of Significant Subsidiaries of the Registrant.	X				
23.1	Consent of Samil PricewaterhouseCoopers, independent registered public accounting firm.	X				
31.1	Chief Executive Officer Section 302 Certification	X				
31.2	Chief Financial Officer Section 302 Certification	X				
32.1*	Chief Executive Officer Section 906 Certification	X				
32.2*	Chief Financial Officer Section 906 Certification	X				
97.0	Coupang, Inc. Compensation Recoupment (Clawback) Policy		10-K	001-40115	97.0	February 28, 2024
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					
101.SCH	XBRL Taxonomy Extension Schema Document.					
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.					

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

+ Indicates management contract or compensatory plan, contract, or arrangement.

* The certifications attached as Exhibit 32.1 and 32.2 that accompany this Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Coupang, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

COUPANG, INC.
Schedule I - Condensed Financial Information of Parent (COUPANG, INC.)
Condensed Statements of Operations and Comprehensive Income/(Loss)

(in millions)		2025		2024		2023
Management service fee revenues	$	6	$	20	$	18
Operating cost and expenses		(579)		(558)		(400)
Interest expense		(12)		(2)		(2)
Other income, net		64		63		84
Loss before equity in earnings of subsidiaries		(521)		(477)		(300)
Equity in earnings of subsidiaries		661		722		1,783
Income before taxes		140		245		1,483
Income tax (benefit) expense		(68)		91		123
Net income	**$**	**208**	**$**	**154**	**$**	**1,360**
Other comprehensive income (loss):						
Foreign currency translation adjustments, net of tax		14		(353)		(2)
Actuarial gain (loss) on defined severance benefits, net of tax		11		(34)		(18)
Total other comprehensive income (loss)		25		(387)		(20)
Comprehensive income (loss)	**$**	**233**	**$**	**(233)**	**$**	**1,340**

See accompanying notes to condensed financial statements.

(in millions)	December 31, 2025		December 31, 2024	
Assets				
Cash and cash equivalents	$	709	$	1,016
Other current assets		456		66
Total current assets		1,165		1,082
Other assets		79		12
Investment in subsidiaries		3,426		3,058
Total assets	$	**4,670**	$	**4,152**
Liabilities and stockholders' equity				
Other current liabilities	$	47	$	49
Stockholders' equity				
Common stock		—		—
Additional paid-in capital		9,025		8,736
Accumulated other comprehensive loss		(381)		(404)
Accumulated deficit		(4,021)		(4,229)
Total stockholders' equity		4,623		4,103
Total liabilities and stockholders' equity	$	**4,670**	$	**4,152**

See accompanying notes to condensed financial statements.

(in millions)	2025	2024	2023
Operating activities			
Net cash (used in) provided by operating activities	$ (65)	$ (126)	$ 95
Investing activities			
Capital contribution to subsidiaries	(802)	(349)	(121)
Return of capital contribution from subsidiaries	1,168	90	61
Increase of short-term loans	(393)	(95)	(25)
Decrease of short-term loans	30	—	—
Purchases of held-to-maturity securities	(33)	—	—
Proceeds from maturity of held-to-maturity securities	33	—	—
Other investing activities	(4)	—	—
Net cash used in investing activities	(1)	(354)	(85)
Financing activities			
Repurchase of Class A common stock	(243)	(178)	—
Proceeds from issuance of common stock, equity-based compensation plan	5	4	9
Proceeds from short-term borrowings	425	—	—
Repayment of short-term borrowings	(425)	—	—
Other financing activities	(3)	(1)	—
Net cash (used in) provided by financing activities	(241)	(175)	9
Cash and cash equivalents			
Net (decrease) increase in cash and cash equivalents	(307)	(655)	19
Cash and cash equivalents as of beginning of the period	1,016	1,671	1,652
Cash and cash equivalents as of end of the period	$ **709**	$ **1,016**	$ **1,671**

See accompanying notes to condensed financial statements.

1.   Basis of Presentation

These condensed Parent company-only financial statements have been derived from its consolidated financial statements and should be read in conjunction with the consolidated financial statements and notes thereto of Coupang, Inc. and subsidiaries included in Part II, Item 8 of this Form 10-K. The Parent's significant accounting policies are consistent with those described in Note 1 — "Description of Business and Summary of Significant Accounting Policies" in Part II, Item 8, except that all subsidiaries are accounted for as equity method investments.

Certain subsidiaries in Korea hold various licenses and/or are regulated by governmental requirements. As a result, the ability of these subsidiaries to pay dividends or loan money to our Parent company is restricted due to terms which require the subsidiaries to meet certain financial covenants, including maintaining a positive net equity balance; having a minimum percentage of its total assets in low-risk, cash-like assets; and maintaining a minimum current asset to current liability ratio. In addition, the Parent has certain regulatory restrictions that only allow dividend payments to be made while maintaining a positive net equity balance or if dividends are paid out of the current years' income, if any.

2.   Debt

The Parent has a $1.5 billion unsecured credit facility (the "Revolving Credit Facility") as further described in Note 13 — "Short-Term Borrowings and Long-Term Debt" which was amended to extend the term to February 2026. As of December 31, 2025, there was no balance outstanding on the Revolving Credit Facility.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


COUPANG, INC.


By: /s/ Bom Kim

Bom Kim

Chief Executive Officer and Chairman of the Board

Dated: February 26, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bom Kim Bom Kim	Chief Executive Officer and Chairman of the Board *(Principal Executive Officer)*	February 26, 2026
/s/ Gaurav Anand Gaurav Anand	Chief Financial Officer *(Principal Financial Officer)*	February 26, 2026
/s/ Jonathan Lee Jonathan Lee	Chief Accounting Officer *(Principal Accounting Officer)*	February 26, 2026
/s/ Jason Child Jason Child	Director	February 26, 2026
/s/ Pedro Franceschi Pedro Franceschi	Director	February 26, 2026
/s/ Neil Mehta Neil Mehta	Director	February 26, 2026
/s/ Asha Sharma Asha Sharma	Director	February 26, 2026
/s/ Benjamin Sun Benjamin Sun	Director	February 26, 2026
/s/ Ambereen Toubassy Ambereen Toubassy	Director	February 26, 2026
/s/ Kevin Warsh Kevin Warsh	Director	February 26, 2026

[THIS PAGE INTENTIONALLY LEFT BLANK]

CORPORATE INFORMATION

Board of Directors

Bom Kim
Chief Executive Officer and Chairman of the Board

Jason Child
Lead Independent Director

Pedro Franceschi
Director

Neil Mehta
Director

Asha Sharma
Director

Benjamin Sun
Director

Ambereen Toubassy
Director

Kevin Warsh
Director

Executive Officers

Bom Kim
Chief Executive Officer and Chairman of the Board

Gaurav Anand
Chief Financial Officer

Harold Rogers
General Counsel and Chief Administrative Officer

Stockholder Account Assistance

Registered stockholder records are maintained by our transfer agent:

Equiniti Trust Company, LLC
Attn: EQ - Automated Scanning Team
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100

Website: https://equiniti.com/us/ast-access/individuals/
Telephone: (800) 937-5449
Foreign shareowners: (+1) (718) 921-8124 | (+1) (866) 703-9077
Email: helpAST@equiniti.com

Form 10-K

Our Form 10-K for the fiscal year ended December 31, 2025 is incorporated herein and has been filed with the Securities and Exchange Commission. To request a copy of our Form 10-K free of charge from the Company, please contact Investor Relations.

Investor Relations

Company information is available upon request without charge. Please contact the Investor Relations team by email at ir@coupang.com.

Annual Stockholders Meeting

Our annual meeting will be held virtually at www.virtualshareholdermeeting.com/CPNG2026 on June 11, 2026 at 5:00 p.m. Pacific Time.

Independent Registered Public Accounting Firm

Samil PricewaterhouseCoopers
100 Hangang-daero, Yongsan-gu
Seoul 04386, Republic of Korea

Stock Exchange

The New York Stock Exchange
Stock Symbol: CPNG








2026 Proxy Statement

and Notice of Annual Meeting of Stockholders

coupang



coupang

PROXY STATEMENT

For the 2026 Annual Meeting of Stockholders
To Be Held on Thursday, June 11, 2026 at 5:00 p.m., Pacific Time



TIME

**5:00 p.m.
Pacific Time**



DATE

June 11, 2026



LOCATION

**Virtual
www.virtualshareholdermeeting.com/CPNG2026**



720 Olive Way, Suite 600
Seattle, Washington 98101

Proposals	Coupang, Inc. (the "**Company**," "**Coupang**," "**we**," or "**us**") is holding our 2026 Annual Meeting of Stockholders on June 11, 2026 at 5:00 p.m. Pacific Time (including any adjournment or postponement thereof, the "**Annual Meeting**") for the following purposes, as more fully described in this Proxy Statement (this "**Proxy Statement**"):

1. to elect the eight director nominees named herein (Proposal No. 1);

2. to ratify the appointment of Samil PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ending December 31, 2026 (Proposal No. 2);

3. to consider a non-binding vote to approve the compensation of our named executive officers (Proposal No. 3); and

4. to consider such other business as may properly come before the Annual Meeting.

Record Date	Stockholders of record as of the close of business on April 13, 2026 (the "**Record Date**") are entitled to this notice and to vote at the Annual Meeting.
Proxy Voting	On or about April 27, 2026, we will mail to stockholders of record as of the Record Date (other than those who previously requested electronic or paper delivery on an ongoing basis) a Notice of Internet Availability of Proxy Materials (the "**Internet Notice**") with instructions for accessing our proxy materials and voting instructions.

As described in this Proxy Statement, you may vote via the internet or by telephone, or, if you received paper copies of the proxy materials by mail, you may also vote by mail by following the instructions on the proxy card or voting instruction card. |
| Attending the Meeting | To attend the Annual Meeting, vote, or view the list of registered stockholders during the Annual Meeting, stockholders of record will be required to visit the meeting website at www.virtualshareholdermeeting.com/CPNG2026 and log in using their control number included on their proxy card or Internet Notice. Beneficial owners should review the proxy materials and their voting instruction form or Internet Notice for instructions about how to vote in advance of, and how to participate in, the Annual Meeting. |

By Order of the Board of Directors,

Harold L. Rogers
General Counsel and
Chief Administrative Officer

TABLE OF CONTENTS

PROXY STATEMENT

For the 2026 Annual Meeting of Stockholders
To Be Held on Thursday, June 11, 2026, at 5:00 p.m., Pacific Time

GENERAL INFORMATION ABOUT VOTING AND THE ANNUAL MEETING

This Proxy Statement (this "***Proxy Statement***") is being furnished in connection with the solicitation of proxies by the Board of Directors (the "***Board***") of Coupang, Inc. (the "***Company***," "***Coupang***," "***we***," or "***us***") for use at our 2026 Annual Meeting of Stockholders (including any adjournment or postponement thereof, the "***Annual Meeting***"). The Annual Meeting will be held virtually via live webcast. To attend and vote at the Annual Meeting and view the list of registered stockholders as of the close of business on April 13, 2026 (the "***Record Date***") during the meeting, stockholders of record must access the meeting website at www.virtualshareholdermeeting.com/CPNG2026 and enter the control number found on the Notice of Internet Availability of Proxy Materials (the "***Internet Notice***") or on the proxy card provided to you with this Proxy Statement. If your shares are held in street name through a broker, bank, trustee, or other nominee and your Internet Notice or voting instruction form indicates that you may vote those shares through the www.proxyvote.com website, then you may access and vote at the Annual Meeting with the control number indicated on that Internet Notice or voting instruction form. Otherwise, stockholders who hold their shares in street name should contact their broker, bank, trustee, or other nominee that holds their shares (preferably at least five days before the Annual Meeting) to obtain a legal proxy in order to be able to attend, participate in, or vote at the Annual Meeting.

See "Attending the Annual Meeting Online" below for more information.

Our fiscal year is consistent with the calendar year and ends on December 31. Unless stated otherwise, all references to years herein relate to our fiscal years. For example, references to year 2025 relate to our fiscal year ended December 31, 2025.

> Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on June 11, 2026.
>
> Copies of this Proxy Statement and our Annual Report on Form 10-K for 2025 (the "***2025 Annual Report***") are available at www.proxyvote.com. On or about April 27, 2026, we will mail to our stockholders the Internet Notice containing notice of the Annual Meeting and instructions on how to access our proxy materials, including this Proxy Statement and our 2025 Annual Report, and how to vote.

Voting Rights

Only holders of record of our Class A common stock and Class B common stock as of the Record Date will be entitled to vote at the Annual Meeting. You may vote all shares owned by you as of the Record Date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner in street name through a broker, bank, trustee, or other nominee.

In deciding all matters at the Annual Meeting, as of the Record Date, each share of Class A common stock represents one vote, and each share of Class B common stock represents 29 votes. We do not have cumulative voting rights for the election of directors. As of the Record Date, we had 1,648,989,437 shares of Class A common stock and 157,802,990 shares of Class B common stock outstanding and entitled to vote, according to the records maintained by our transfer agent.

For ten days prior to the Annual Meeting, a complete list of the stockholders entitled to vote at the Annual Meeting will be made available for examination by any stockholder for any purpose relating to the Annual Meeting during ordinary business hours at our headquarters, at 720 Olive Way, Suite 600, Seattle, Washington 98101, and will be available in electronic form on the day of the Annual Meeting at www.virtualshareholdermeeting.com/CPNG2026. If, due to adverse weather conditions or other unforeseen circumstances, our headquarters are closed or visitation is limited during the ten days prior to the Annual Meeting, a stockholder may send a written request to corporatesecretary@coupanginc.com, and we will arrange a way for the stockholder to inspect the list.

Notice of Internet Availability of Proxy Materials

As permitted by U.S. Securities and Exchange Commission (the "*SEC*") rules, for the Annual Meeting, we have elected to furnish our proxy materials, including this Proxy Statement and our 2025 Annual Report, to our stockholders electronically via the internet. On or about April 27, 2026, we will mail to our stockholders the Internet Notice containing notice of the Annual Meeting and instructions on how to access our proxy materials, including this Proxy Statement and our 2025 Annual Report, to vote at the Annual Meeting, and to request printed copies of the proxy materials. If you received an Internet Notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request them. Instead, the Internet Notice instructs you on how to access and review all of the important information contained in this Proxy Statement and our 2025 Annual Report. The Internet Notice also instructs you on how you may submit your proxy via the internet. If you received an Internet Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Internet Notice. Stockholders may request to receive all future materials in printed form by mail or electronically by e-mail by following the instructions contained in the Internet Notice. We encourage stockholders to take advantage of the availability of the proxy materials on the internet to help reduce the environmental impact and cost of our annual meetings.

Printed Copies of Our Proxy Materials. If you received printed copies of our proxy materials, then instructions regarding how you can vote your shares are contained in the proxy card included in those materials.

Voting Your Shares

If you are the record holder of your shares as of the close of business on the Record Date, you may vote in one of four ways. You may vote by submitting your proxy via the internet, by telephone, or by mail, or you may vote electronically during the Annual Meeting.

By Internet	You may vote your shares from any location in the world at www.proxyvote.com (you will need the control number printed on your Internet Notice or proxy registration confirmation e-mail).
By Telephone	You may vote your shares by calling 1-800-690-6903 and following the instructions on your proxy card.
By Mail	If you received a proxy card by mail, you may vote by completing, dating, and signing the proxy card and promptly mailing it in the postage-paid envelope provided.
During the Meeting	To vote at the meeting, visit www.virtualshareholdermeeting.com/CPNG2026 (you will need the control number printed on your Internet Notice or proxy registration confirmation e-mail).

Internet and telephone voting facilities for stockholders of record will be available 24 hours a day and will close at 8:59 p.m., Pacific Time, on June 10, 2026. Note that, in light of possible disruptions in mail service related to any unforeseen circumstances, we encourage stockholders to submit their proxy by telephone or via the internet.

If the shares you own are held by a broker, bank, trustee, or other nominee in a fiduciary capacity (typically referred to as being held in "street name"), you may instruct that institution on how to vote your shares. You will receive instructions from the broker, bank, trustee, or other nominee that holds your shares, which you must follow in order for your shares to be voted.

Attending the Annual Meeting Online

We have decided to hold the Annual Meeting virtually in the form of a live webcast. At this time, we believe that a virtual meeting is the right choice for the Company and our stockholders as it provides expanded stockholder access regardless of the resources available to stockholders, improves communications, and reduces the carbon footprint of our activities. The Annual Meeting will convene promptly at 5:00 p.m., Pacific Time, on June 11, 2026. In order to attend and vote at the Annual Meeting, and view the list of registered stockholders as of the Record Date during the meeting, stockholders of record must access the meeting website at www.virtualshareholdermeeting.com/CPNG2026 and input the control number found on the Internet Notice or on the proxy card provided to you with this proxy statement. If your shares are held in street name through a broker, bank, trustee, or other nominee and your Internet Notice or voting instruction form indicates that you may vote those shares through the www.proxyvote.com website, then you may access, participate in, and vote at the Annual Meeting with the control number indicated on that Internet Notice or voting instruction form. Otherwise, stockholders who hold their shares in street name should contact their broker, bank, trustee, or other nominee that holds their shares (preferably at least five days before the Annual Meeting) to obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Annual Meeting.

Even if you plan to attend the live webcast of the Annual Meeting, we encourage you to vote in advance via the internet, by telephone, or by mail so that your vote will be counted even if you later decide not to attend the Annual Meeting.

Technical Difficulties

We encourage you to access the Annual Meeting before it begins. Online check-in will be available at www.virtualshareholdermeeting.com/CPNG2026 approximately 15 minutes before the meeting starts on June 11, 2026. If you have difficulty accessing the meeting, a technical assistance phone number that you can dial for assistance will be available at www.virtualshareholdermeeting.com/CPNG2026. **The technical assistance phone number is only for technical or logistical difficulties accessing the virtual meeting and cannot be used to vote.**

Recommendations of the Board

At the Annual Meeting, our stockholders will be asked to vote on the proposals set forth below. The Board recommends that you vote your shares as indicated below. If you return a properly completed, signed and dated proxy card or vote your shares by telephone or via the internet, your shares of common stock will be voted on your behalf as you direct. If not otherwise specified, the shares of common stock represented by the proxies will be voted in accordance with the Board's recommendations as follows:

- **"FOR"** the election of the eight director nominees named herein;

- **"FOR"** the ratification of the appointment of Samil PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ending December 31, 2026; and

- **"FOR"** the non-binding vote to approve the compensation of our named executive officers.

We are not aware of any matters to be voted on by stockholders at the Annual Meeting other than those referenced above. If any matter is properly presented at the Annual Meeting, your executed proxy gives your proxy holder discretionary authority to vote your shares in accordance with their best judgment with respect to the matter.

Broker Non-Votes

If the shares you own are held in street name through a broker, bank, trustee, or other nominee, such broker, bank, trustee, or other nominee is required to vote your shares in accordance with your instructions. You should direct any such organization on how to vote the shares held in your account. Under rules and regulations of the New York Stock Exchange (the "**NYSE**"), if you do not instruct the broker, bank, trustee, or other nominee that holds your shares on how to vote your shares, such organization will be able to vote your shares with respect to certain "routine" matters but will not be allowed to vote your shares with respect to certain "non-routine" matters. The ratification of the appointment of Samil PricewaterhouseCoopers as our independent registered public accounting firm is expected to be a routine matter. Each other proposal to be voted on at the Annual Meeting is expected to be a non-routine matter. Generally, broker non-votes occur when shares held by a broker, bank, trustee, or other nominee in street name for a beneficial owner are not voted with respect to a particular proposal because the organization has not received voting instructions from the beneficial owner and lacks discretionary voting power to vote those shares. Note that whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank, trustee, or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

Revoking Your Proxy or Changing Your Vote

Voting via the internet or by telephone or execution of a proxy will not in any way affect a stockholder's right to attend the Annual Meeting and vote electronically. A proxy may be revoked before it is used to cast a vote at the Annual Meeting. If you are the record holder of your shares, you can revoke a proxy by doing one of the following:

- filing with our Corporate Secretary at or before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy;

- properly submitting a duly executed proxy (via the internet, by telephone, or by returning a proxy card) bearing a later date; or

- attending the Annual Meeting and voting electronically (please note that your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting).

Any written notice of revocation should be sent to us at the following address: Coupang, Inc., 720 Olive Way, Suite 600, Seattle, Washington 98101, Attention: Corporate Secretary.

If the shares you own are held in street name, you will need to follow the directions provided to you by your broker, bank, trustee, or other nominee that holds your shares to change your vote.

Quorum and Votes Required

The holders of a majority of the voting power of the outstanding shares of our Class A common stock and Class B common stock (voting together as a single class) entitled to vote at the Annual Meeting as of the Record Date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you are present by remote communication at the Annual Meeting or if you have properly submitted a proxy. Abstentions and broker non-votes are included in the shares present or represented at the Annual Meeting for purposes of determining whether a quorum is present. If a quorum is not present, the chairperson of the Annual Meeting may adjourn the meeting until a quorum is obtained.

Proposal	Votes Required	Effect of Votes Withheld, Abstentions and Broker Non-Votes
Proposal 1 Election of Directors	Each director is elected by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of common stock voting together as a single class.	Abstentions and broker non-votes will have the effect of a vote "Against."
Proposal 2 Ratification of Appointment of Independent Registered Public Accounting Firm	The affirmative vote of the holders of a majority of the voting power of the shares present by remote communication or represented by proxy and entitled to vote thereon.	Abstentions will have the effect of a vote "Against." We do not expect any broker non-votes on this proposal.
Proposal 3 Approval, on an Advisory (Non-Binding) Basis, of the Compensation of Our Named Executive Officers ("*Say-on-Pay Vote*")	The affirmative vote of the holders of a majority of the voting power of the shares present by remote communication or represented by proxy and entitled to vote thereon.	Abstentions will have the effect of a vote "Against" and broker non-votes will have no effect.

The votes will be counted, tabulated, and certified by a representative of Broadridge, our inspector of election for the Annual Meeting. We plan to announce preliminary voting results at the Annual Meeting, and we will report the final results in a Current Report on Form 8-K.

Solicitation of Proxies

We will bear the cost of soliciting proxies in the accompanying form and will reimburse brokerage firms and others for expenses involved in forwarding proxy materials to beneficial owners or soliciting their execution. In addition to solicitations by mail, we, through our directors and officers, may solicit proxies in person, by telephone, or via the internet. Such directors and officers will not receive any special remuneration for these efforts.

PROPOSAL 1: ELECTION OF DIRECTORS

The nominating and corporate governance committee of the Board (the "**Nominating and Corporate Governance Committee**") identifies, evaluates, and recommends nominees for directors to serve on the Board consistent with the criteria approved by the Board, including consideration of any potential conflicts of interest, director independence, diversity of background and experience, and other relevant requirements. In doing so, our Nominating and Corporate Governance Committee seeks to assemble a board of directors that, as a group, can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its background and experience in various areas. To that end, the committee has identified and evaluated nominees in the broader context of the Board's overall composition, with the goal of recruiting members who complement and strengthen the skills of other members and who also exhibit integrity, collegiality, sound business judgment, and other qualities deemed critical to effective functioning of the Board. Upon the recommendation of the Nominating and Corporate Governance Committee, the Board has considered and nominated the eight directors listed below for re-election to the Board at the Annual Meeting.

The directors elected at the Annual Meeting will hold office until our annual meeting of stockholders to be held in 2027 after the end of our fiscal year ending December 31, 2026 (the "**2027 Annual Meeting**") and until their successors are duly elected and qualified. We have no reason to believe that any of the nominees other than Kevin Warsh will be unavailable or, if elected, will decline to serve. On January 30, 2026, President Donald J. Trump announced his intent to nominate Kevin Warsh, a director nominee, to serve as Chairman of the Board of Governors of the United States Federal Reserve System ("**Federal Reserve Chair**"), subject to confirmation by the United States Senate (the "**Senate**"). On February 3, 2026, Mr. Warsh informed the Company that if he is confirmed as Federal Reserve Chair by the Senate, he would resign as a director of the Company. Mr. Warsh's decision was not due to any disagreement with the Company on any matter relating to the Company's operations, policies, or practices. On March 4, 2026, President Trump formally nominated Mr. Warsh as Federal Reserve Chair, subject to confirmation by the Senate. If Mr. Warsh resigns as a director prior to the Annual Meeting, he will no longer stand for re-election as a director, no votes received will be counted for or against the election of Mr. Warsh to our Board, and the Board intends to reduce the size of the Board by one director. In the event any of the other nominees should become unavailable to serve due to any presently unforeseen reason, proxies will be voted for a substitute as designated by the Board, or alternatively, the Board may leave a vacancy on the Board or reduce the size of the Board.

Nominees for Election to the Board of Directors

The Board of Directors

The biographies of each of our director nominees as of April 27, 2026 are included below. Each of the biographies highlights specific experience, qualifications, attributes, and skills that led us to conclude that such person should serve as a member of the Board. We believe that, as a whole, the Board possesses the requisite skills and characteristics, leadership traits, work ethic, and independence to provide effective oversight. No director or executive officer is related by blood, marriage, or adoption to any other director or executive officer. No arrangements or understandings exist between any director and any other person pursuant to which such person was selected as a director or nominee.

Director Biographies



Bom Kim Chief Executive Officer and Chairman of the Board

Age 47

Director Since 2010

Committee Memberships None

Bom Kim founded our company and has served as our Chief Executive Officer and as Chairman of the Board since May 2010. Mr. Kim attended Harvard University, earning an A.B. degree in Government.

Skills and Qualifications

We believe Mr. Kim is qualified to serve as a member of the Board because of his extensive experience building and leading our business and his insight into our technology as our Founder and Chief Executive Officer.



Jason Child Lead Independent Director

Age 57

Director Since 2022

Committee Memberships Audit (Chair); Nominating and Corporate Governance

Jason Child has served as a member of the Board since April 2022. Mr. Child has served as Executive Vice President and Chief Financial Officer of Arm Holdings plc ("**Arm**"), a technology company that provides processor designs and software platforms, since November 2022. Prior to joining Arm, Mr. Child served as Chief Financial Officer at various global companies, including as Senior Vice President and Chief Financial Officer of Splunk Inc., a technology company specializing in security and observability, from 2019 to 2022 and as Chief Financial Officer at Opendoor Technologies Inc., an online real estate company, from 2017 to 2019, as well as AliphCom, Inc. (d/b/a Jawbone), a consumer technology and wearable device company, and Groupon, Inc., a global e-commerce marketplace. He holds a B.A. from the Foster School of Business at the University of Washington, where he currently serves on its Global Advisory Board.

Skills and Qualifications

We believe Mr. Child is qualified to serve as a member of the Board because of his extensive background in global finance and strategy, accounting, capital markets and treasury, and investor relations matters, including his extensive experience in scaling disruptive technologies within enterprise software and software-as-a-service industries, e-commerce, and local commerce.



Pedro Franceschi

Age 29

Director Since 2022

Committee Memberships Compensation

Pedro Franceschi has served as a member of the Board since March 2022. Mr. Franceschi is Co-Founder & Chief Executive Officer of Brex Inc. ("**Brex**"), a company reimagining financial systems for fast-growing businesses. Launched in 2018 as the corporate card for startups, Brex now serves tens of thousands of companies through its expanded portfolio of financial services and software to help all fast-growing companies reach their full potential. Prior to launching Brex, Mr. Franceschi co-founded the payment company Pagar.me, a payment processor system, which was acquired by StoneCo Ltd., one of the largest payments companies in Brazil. He served on the board of directors of StoneCo Ltd. from May 2021 to April 2023. At age 14, Mr. Franceschi built a popular window manager for Apple's iPad allowing users to manage multiple applications simultaneously. At the age of 12, Mr. Franceschi was the first person to build software to make Apple's Siri virtual assistant speak in Portuguese.

Skills and Qualifications

We believe Mr. Franceschi is qualified to serve as a member of the Board because of his extensive experience creating and leading technology companies.



Neil Mehta

Age 41

Director Since 2010

Committee Memberships None

Neil Mehta has served as a member of the Board since December 2010. Mr. Mehta founded Greenoaks Capital Partners LLC ("**Greenoaks**"), an investment firm, in 2012 and has served as a Managing Partner since founding the firm. Prior to Greenoaks, Mr. Mehta was a Senior Investment Professional for special situations investments in India, the Middle East, and Southeast Asia for Orient Property Group Ltd., a Hong Kong-based investment firm financed by a fund managed by D.E. Shaw & Co., L.P., from October 2007 to November 2009. Mr. Mehta also previously worked for Kayne Anderson Capital Advisors, an alternative investment firm, where he invested in private companies in the general business and technology sector. Mr. Mehta earned a BSc in Government from The London School of Economics and Political Science.

Skills and Qualifications

We believe Mr. Mehta is qualified to serve as a member of the Board because of his operational experience in the technology industry and extensive knowledge of high-growth companies.



Asha Sharma

Age 37

Director Since 2024

Committee Memberships Compensation

Asha Sharma has served as a member of the Board since June 2024. Ms. Sharma has been at Microsoft Corporation, a global technology provider, since March 2024 where she currently serves as Executive Vice President, Microsoft and Chief Executive Officer, Xbox and previously served as President of Product Development, CoreAI Product and Corporate Vice President and Head of Product, AI Platform. Prior to joining Microsoft, Ms. Sharma served as Chief Operating Officer of Maplebear Inc. (d/b/a Instacart), a leading provider of online grocery services, from February 2021 to March 2024. From August 2017 to February 2021, Ms. Sharma led product organizations at Meta Platforms, Inc. ("**Meta**"), a social networking company, where she was most recently Vice President of Product for Messenger, and oversaw messaging, video communication, and monetization efforts. Prior to Meta, Ms. Sharma served as the Chief Operating Officer and Corporate Secretary from July 2015 to August 2017 at Porch Group, Inc., a vertical software platform for the home, where she also served as Chief Marketing Officer from May 2013 to July 2015. She has served on the board of directors of The Home Depot since May 2025. She also served as a member of the board of directors of AppLovin Corporation, a mobile technology company, from August 2021 to September 2023, and Porch Group, Inc. from December 2020 to June 2022. Ms. Sharma holds a B.S. in Business from the University of Minnesota's Carlson School of Management.

Skills and Qualifications

We believe Ms. Sharma is qualified to serve as a member of the Board because of her extensive background in technology and innovation at technology companies.



Benjamin Sun

Age 52

Director Since 2010

Committee Memberships Audit; Compensation (Chair)

Benjamin Sun has served on the Board since July 2010. Mr. Sun has served as General Partner and co-founder of Primary Venture Partners, an early-stage venture capital fund, since 2013. Mr. Sun also co-founded LaunchTime LLC ("**LaunchTime**") in January 2010, which invests in early-stage companies, and currently serves as a Partner. Previously, Mr. Sun served as President and Chief Executive Officer of Community Connect Inc., a leading online publisher, from October 1996 to December 2008 (Community Connect Inc. was acquired by Radio One, Inc. in 2008). Mr. Sun began his financial career in Investment Banking at Merrill Lynch. Mr. Sun earned a B.A. degree in Economics from the University of Michigan in 1995.

Skills and Qualifications

We believe Mr. Sun is qualified to serve as a member of the Board because of his extensive experience working with technology companies.



Ambereen Toubassy

Age 53

Director Since 2023

Committee Memberships Audit

Ambereen Toubassy has served as a member of the Board since March 2023. Ms. Toubassy has served as Chief Financial Officer of Airtable, a cloud-based software company, since January 2021. Prior to joining Airtable, Ms. Toubassy served as Chief Financial Officer of Quibi, a mobile media startup, from September 2018 to November 2020 and as Chief Financial Officer and Partner of WndrCo, a media and technology holding company, from May 2017 to September 2018. Her career spans multiple investing roles as partner and portfolio manager at JMB Capital, Ivory Capital Management, and Empyrean Capital Partners. Ms. Toubassy began her career at Goldman Sachs and worked in the Risk Arbitrage, M&A, and Software banking groups of Goldman Sachs. Ms. Toubassy holds a B.A. in Economics from Yale University and an MBA from Stanford University Graduate School of Business.

Skills and Qualifications

We believe Ms. Toubassy is qualified to serve as a member of the Board because of her extensive background in finance and accounting matters at technology companies.



Kevin Warsh

Age 56

Director Since 2019

Committee Memberships Compensation; Nominating and Corporate Governance (Chair)

Kevin Warsh has served as a member of the Board since October 2019. Since April 2011, he has served as the Shepard Family Distinguished Visiting Fellow in Economics at the Hoover Institution and lecturer at the Stanford Graduate School of Business. He has served on the board of directors of United Parcel Service, a multinational package delivery and supply chain management company, since July 2012. Governor Warsh is a member of the Group of Thirty and the Panel of Economic Advisers of the Congressional Budget Office, and Governor Warsh serves as partner at Duquesne Family Office LLC. Governor Warsh served as a member of the Board of Governors of the Federal Reserve System from 2006 until 2011. From 2002 until 2006, Governor Warsh served as Special Assistant to the President for Economic Policy and Executive Secretary of the White House National Economic Council. Previously, Governor Warsh was a member of the Mergers & Acquisitions department at Morgan Stanley & Co. in New York, serving as Vice President and Executive Director. Governor Warsh received his A.B. from Stanford University, and J.D. from Harvard Law School.

Skills and Qualifications

We believe Mr. Warsh is qualified to serve as a member of the Board because of his extensive experience in economics, finance, and corporate governance.

The Board of Directors and Certain Governance Matters

Director Independence and Independence Determinations

Our Corporate Governance Guidelines provide that the Board will consist of a majority of independent directors. Under our Corporate Governance Guidelines and the rules and regulations of the NYSE, on which our Class A common stock is traded, a director is not independent unless the Board affirmatively determines that he or she does not have a direct or indirect material relationship with us or any of our subsidiaries. Our Corporate Governance Guidelines provide that, to determine independence, the Board will consider the definition of independence in the applicable listing standards, which includes the definition of an "independent" director in accordance with Section 303A.02 of the NYSE's Listed Company Manual, and other factors that will contribute to effective oversight and decision-making. In addition, members of the Audit Committee and Compensation Committee are subject to the additional independence requirements of applicable SEC rules and NYSE listing standards.

The Nominating and Corporate Governance Committee undertook its annual review of director independence and made a recommendation to the Board regarding director independence. As a result of this review, the Board affirmatively determined that Mses. Asha Sharma and Ambereen Toubassy and Messrs. Jason Child, Pedro Franceschi, Benjamin Sun, and Kevin Warsh are independent for purposes of applicable NYSE standards, including with respect to any applicable committee service. In addition, the Board has determined that each of Ms. Toubassy and Messrs. Child and Sun is "independent" for purposes of service on the Audit Committee in accordance with Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), and that each of Ms. Sharma and Messrs. Franceschi, Sun and Warsh is "independent" for purposes of service on the Compensation Committee in accordance with Section 10C(a)(3) of the Exchange Act. In assessing directors' independence, the Board considered certain transactions, relationships, and arrangements involving some of the directors, including those described in the subsection titled "Certain Relationships and Related Person Transactions" of this Proxy Statement, and concluded that such transactions, relationships, and arrangements did not impair the independence of the director. Additionally, the Board considered that, during 2025, Ms. Sharma and Mr. Franceschi were employed by organizations that did business with Coupang. The amount received by Coupang or such other organizations in each of the last three fiscal years did not exceed the greater of $1 million or 2% of either Coupang's or such organization's consolidated gross revenues.

Board Structure

Our bylaws (our "***Bylaws***") provide that the Chairperson of the Board shall be appointed by the Board and our Corporate Governance Guidelines provide that the positions of Chief Executive Officer and the Chairperson of the Board may be held by the same person. Our Corporate Governance Guidelines further provide that in the event a non-independent director is serving as the Chairperson of the Board, the Board may designate a Lead Independent Director, whose responsibilities shall include:

- working with the Chief Executive Officer to develop Board meeting schedules and agendas;

- providing the Chief Executive Officer with feedback on the quality, quantity, and timeliness of the information provided to the Board;

- developing the agenda for and moderating executive sessions of the independent members of the Board;

- presiding over Board meetings (when the Chairperson is not present);

- acting as principal liaison between the independent members of the Board and the Chief Executive Officer;

- convening meetings of the independent directors as appropriate;

- if requested and appropriate, being available for consultation with major stockholders; and

- performing such other duties as the Board may determine from time to time.

Currently, Mr. Bom Kim, our founder and Chief Executive Officer, also holds the Chairman of the Board position, and Mr. Child has served as Lead Independent Director of the Board since September 2025. The Board believes that the combined role of the Chairman and Chief Executive Officer positions is appropriate and in the best interests of the Company and our stockholders, given Mr. Kim's role in founding Coupang and the depth and breadth of his insight into our business, vision, and industry. Having a Lead Independent Director helps ensure that the Board and management act with a common purpose. Further, the Board believes that this Board leadership structure is effective, efficient, and improves the Board's ability to focus on key policy and operational issues and helps us operate in the long-term interests of our stockholders.

Executive Sessions

Mr. Kim, as Chief Executive Officer and Chairman of the Board, is currently the only employee member of the Board. To promote open discussion among the non-management directors, and as required under applicable NYSE rules and our Corporate Governance Guidelines, non-management directors of the Board meet at regularly scheduled executive sessions (without members of management present), and Mr. Child, our Lead Independent Director, presides over all such executive sessions.

Meetings of the Board of Directors and Attendance

Our Corporate Governance Guidelines provide that all members of the Board are expected to prepare for, attend, and participate in all meetings of the Board and committees on which they serve. During 2025, the Board met five times. No member of the Board attended fewer than 75% of the aggregate of the total number of meetings of the Board in 2025 and the total number of meetings held by all committees of the Board in 2025 on which such director served (held during the period that such director served).

Members of the Board are encouraged to attend annual meetings of stockholders; however, we do not have a formal policy regarding board members' attendance at annual meetings of stockholders. All eight of our directors then serving on the Board attended the 2025 Annual Meeting of Stockholders.

Committees of the Board of Directors

The Board has established three standing committees thereof—the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee—each of which operates under a charter that has been approved by the Board. Current copies of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee charters are posted on the "Governance" section of our Investor Relations website at ir.aboutcoupang.com. In 2025, the Audit Committee held nine meetings, the Compensation Committee held four meetings, and the Nominating and Corporate Governance Committee held four meetings.

Audit Committee

Primary Responsibilities

We have adopted a committee charter that details the primary responsibilities of the Audit Committee, including:

- overseeing our accounting and financial reporting processes, systems of internal control, financial statement audits, and the integrity of our financial statements;

- evaluating and determining whether to retain our independent registered public accounting firm (our "***Auditors***") to audit our consolidated financial statements;

- assessing the qualifications, performance, and independence of our Auditors;

- reviewing audit plans, the adequacy of staffing, and overseeing the negotiation and execution of any engagement letters with our Auditors;

- reviewing the results of the audit with management and our Auditors, as well as our annual audited and quarterly financial statements, including management's discussion and analysis of financial condition and results of operations and risk factors;

- overseeing procedures for receiving, retaining, and investigating complaints received by us regarding accounting, internal accounting controls, or auditing matters, and confidential and anonymous submissions by employees concerning questionable accounting or auditing matters;

- conferring with management and our Auditors concerning the scope, design, adequacy, and effectiveness of internal control over financial reporting and our disclosure controls and procedures;

- overseeing our risk identification and management processes, including information security;

- reviewing and approving related party transactions, in accordance with our policies;

- approving or, as permitted, pre-approving all audit and permissible non-audit related services and fees that our Auditors provide to us; and

- overseeing the activities of our internal audit function.

Financial Expertise and Independence

All members of the Audit Committee are "independent" in accordance with the NYSE listing standards and SEC rules applicable to boards of directors in general and audit committee members in particular. The Board has determined that Ms. Toubassy and Mr. Child each qualify as an "audit committee financial expert" as defined by the applicable SEC rules and that each member of the Audit Committee is "financially literate" within the meaning of the NYSE listing standards.

Report

The Report of the Audit Committee is set forth on page 24 of this Proxy Statement.

Current Committee Members

Jason Child (*Chair*)
Benjamin Sun
Ambereen Toubassy

Compensation Committee

Primary Responsibilities

We have adopted a committee charter that details the primary responsibilities of the Compensation Committee, including:

- reviewing, overseeing, and approving (or making recommendations to the Board for approval of) our overall executive compensation strategy and policies;

- reviewing and approving the compensation, individual and corporate performance goals and objectives, and other terms of employment of our executive officers;

- reviewing and approving (or making recommendations to the Board for approval of) the type and amount of compensation to be paid or awarded to Board members;

- reviewing our practices and policies of employee compensation as they relate to risk management and risk-taking incentives;

- administering our equity awards, pension, and profit-sharing plans, bonus plans, benefit plans, and other similar programs; and

- periodically discussing with management and overseeing as it deems appropriate the development, implementation, and effectiveness of our policies and strategies relating to our human capital management function, including but not limited to those policies and strategies regarding recruiting, retention, career development and progression, management succession, and employment practices.

Independence

All members of the Compensation Committee are "independent" in accordance with NYSE listing standards and SEC rules applicable to boards of directors in general and compensation committees in particular. In addition, each of Ms. Sharma and Messrs. Franceschi and Sun qualify as "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act.

Delegation of Authority

Under the charter of the Compensation Committee, the Compensation Committee may form and delegate authority to one or more subcommittees, consisting of one or more members of the Board (whether or not he, she, or they are on the Compensation Committee) for any purpose that the Compensation Committee deems appropriate, including (a) a subcommittee consisting of a single member, and (b) a subcommittee consisting of at least two members, each of whom qualifies as a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act. Pursuant to this delegation of authority, the Compensation Committee has formed a subcommittee thereof, named the "Section 16 Equity Committee," for the purpose of granting equity awards under our compensation plans in accordance with Rule 16b-3 under the Exchange Act, consisting of Ms. Sharma and Messrs. Franceschi and Sun, each of whom qualifies as a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act.

Compensation Committee Interlocks and Insider Participation

None of Messrs. Franceschi, Mehta, Sun, or Warsh or Ms. Sharma, who are currently or who were members of our Compensation Committee during 2025, are either currently, or have been at any time, one of our officers or employees. None of our executive officers currently serves, or served during 2025, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee. See the section titled "Certain Relationships and Related Person Transactions" for information about related party transactions involving members of our Compensation Committee or their affiliates.

Role of Executive Officers and Compensation Consultant

See page 34 of this Proxy Statement for a discussion of the role of our executive officers and compensation consultant in determining executive compensation.

Report

The Compensation Committee Report is set forth on page 39 of this Proxy Statement.

Current Committee Members

Benjamin Sun (*Chair*)
Pedro Franceschi
Asha Sharma
Kevin Warsh

Nominating and Corporate Governance Committee

Primary Responsibilities

We have adopted a committee charter that details the primary responsibilities of the Nominating and Corporate Governance Committee, including:

- helping the Board oversee our corporate governance functions;

- advising the Board on corporate governance matters;

- identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on the Board;

- considering and making recommendations to the Board regarding the composition and Chair position of the committees of the Board;

- reviewing and making recommendations to the Board regarding our Corporate Governance Guidelines and related policies and procedures;

- periodically reviewing the performance of the Board, including Board committees; and

- periodically reviewing the processes and procedures we use to provide information to the Board and its committees.

Independence

All members of the Nominating and Corporate Governance Committee are ''independent'' in accordance with NYSE listing standards.

Current Committee Members

Kevin Warsh (*Chair*)
Jason Child

Director Nomination Process and Qualifications

We believe that an effective board should be made up of individuals who collectively provide an appropriate balance of varied professional and personal backgrounds and perspectives and who have a range of skills, viewpoints, and expertise sufficient to provide guidance and oversight with respect to our strategy and operations. The Board and the Nominating and Corporate Governance Committee seek individuals with backgrounds and qualities that, when combined with those of our other directors, enhance the Board's effectiveness and result in the Board having a balance of knowledge, experience, and capability.

In assessing potential candidates, the Board and the Nominating and Corporate Governance Committee will consider, among other factors, whether the candidate:

- possesses relevant expertise to offer advice and guidance to management;

- has sufficient time to devote to the affairs of the Company;

- demonstrates excellence in his or her field;

- has the ability to exercise sound business judgment; and

- is committed to representing the long-term interests of our stockholders.

The Board will assess its effectiveness in this regard as part of the annual board evaluation process.

In addition, our Corporate Governance Guidelines also require that to be qualified to serve as a director, a candidate must possess the highest personal integrity and ethics, possess the ability to read and understand basic financial statements, and be older than 21 years of age.

The Nominating and Corporate Governance Committee considers the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, or the Nominating and Corporate Governance Committee and the Board determine to increase the size of the Board, the Nominating and Corporate Governance Committee considers potential director candidates using the criteria set forth above. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, members of management, professional search firms, stockholders, or other persons. The Nominating and Corporate Governance Committee is responsible for conducting appropriate inquiries into the backgrounds and qualifications of potential director candidates and evaluating their suitability for service on the Board.

The Nominating and Corporate Governance Committee will evaluate director candidates recommended by stockholders in the same manner in which the Nominating and Corporate Governance Committee evaluates any other director candidate.

Any stockholder recommendation of a director candidate must be submitted to our Corporate Secretary in writing, as described below, and should include any supporting material the stockholder considers appropriate in support of that recommendation but must include information that would be required under the "advance notice" provisions of our Bylaws and rules of the SEC to be included in a proxy statement soliciting proxies for the election of such candidate. Stockholders wishing to propose a candidate for consideration may do so by submitting the above information to the attention of the Corporate Secretary of the Company at c/o Coupang, Inc., 720 Olive Way, Suite 600, Seattle, Washington 98101, U.S.A. All recommendations for nomination received by the Corporate Secretary that satisfy our "advance notice" bylaw requirements relating to such director nominations will be presented to the Board for its consideration. Stockholders must also satisfy the notification, timeliness, consent, and information requirements set forth in our Bylaws. These requirements are also described under the section entitled "Stockholder Proposals for the 2027 Annual Meeting."

Corporate Governance Documents

Complete copies of our Corporate Governance Guidelines and Board Committee charters are available on the "Governance" section of our Investor Relations website at ir.aboutcoupang.com.

Code of Business Conduct and Ethics

Our Code of Business Conduct and Ethics is available on the ''Governance'' section of our Investor Relations website at ir.aboutcoupang.com. If we ever were to amend or waive any provision of our Code of Business Conduct and Ethics that applies to our executive officers or directors, we intend to satisfy our disclosure obligations, if any, with respect to any such waiver or amendment by posting such information on the ''Governance'' section of our Investor Relations our website set forth above rather than by filing a Current Report on Form 8-K.

Insider Trading Policy

We have an insider trading policy governing the purchase, sale, and other dispositions of our securities that applies to our directors, officers, employees, identified consultants and independent contractors. The Company also follows procedures for the repurchase of its securities, including those set forth in our insider trading policy. We believe our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the NYSE listing standards. A copy of our insider trading policy was filed as Exhibit 19.1 to our 2025 Annual Report.

Communications with the Board

Stockholders and other interested parties may communicate with a member or members of the Board, including the Chairman of the Board, the Chairperson of the Audit, Compensation, or Nominating and Corporate Governance Committees, or to the non-management or independent directors. We maintain a ''Stockholder Communications Policy'' that outlines the applicable procedures and is available on the ''Governance'' section of our Investor Relations website at ir.aboutcoupang.com.

Board's Role in Risk Oversight

The Board's role in risk oversight at the Company is consistent with our leadership structure, with the Chief Executive Officer and other members of senior management having responsibility for assessing and managing risks we face in executing our business plans, and the Board and its committees providing oversight in connection with those efforts. These risks include, but are not limited to, financial, legal and regulatory, technological, competitive, and operational risks and exposures.

In addition to the full Board, the Audit Committee plays an important role in the oversight of our enterprise risk assessment and management activities, which identify key risks to our business, including risks related to financial reporting, investments, cash management and foreign exchange management, major financial risk exposures, cybersecurity, data privacy, and other regulations, and assesses the Company's strategy to monitor and control such risks. The Audit Committee periodically reviews key enterprise risks with senior management and our Chief Accounting Officer. The Audit Committee regularly meets with our Chief Information Security Officer to discuss various cybersecurity matters including cyber strategy, cybersecurity risks, controls, results of audits, mitigation strategies, areas of emerging risks, incidents, if any, and industry trends.

The Compensation Committee is charged with overseeing risks relating to human capital and assessing whether our compensation policies and procedures encourage risk-taking in a manner that are reasonably likely to have a material adverse impact on us.

The Nominating and Corporate Governance Committee is charged with overseeing risk related to our governance processes.

Each Board committee reports its findings to the full Board for consideration.

Director Compensation

In December 2021, the Board adopted a director compensation policy for our non-employee directors and subsequently amended the policy in June 2023 and in December 2024 (as so amended, the "***Non-Employee Director Compensation Policy***"). The Board has formed the Compensation Committee to oversee, with consultation with the Board and compensation consultants, the Non-Employee Director Compensation Policy.

Initial Equity Awards

In connection with joining the Board, the Board may, in its discretion, grant a new non-employee director an equity award in the form of restricted stock units ("***RSUs***") (the "***Initial Award***"), with each such Initial Award covering a number of shares of the Company's Class A common stock having a grant date fair value to be determined by the Board but not to exceed $1,000,000. An individual who was or is an employee member of the Board and becomes a non-employee director by virtue of ceasing to be an employee will not receive an Initial Award. Each Initial Award will vest on a schedule determined by the Board at the time of grant, subject to the non-employee director's continuous service to the Company through the applicable vest date.

Annual Equity Awards

On the date of each annual meeting of stockholders, each non-employee director who is serving on the Board and will continue to serve on the Board as a non-employee director immediately following the date of such annual meeting, will automatically be granted an equity award (the "***Annual Retainer Award***") in the form of RSUs covering the number of shares of our Class A common stock having a grant date fair value of $300,000.

Additionally, each non-employee director will be eligible to earn additional annual retainers for their additional Board leadership and/or Board committee roles (each, an "***Additional Annual Retainer Award***" and, collectively with the Annual Retainer Award, the "***Annual Award***") as follows, in each case in the form of RSUs covering the number of shares of our Class A common stock having the grant date fair value set forth below:

- $25,000 for service as Lead Independent Director;
- $25,000 for service as chair, or $12,500 for service as a member (other than as chair), of our Audit Committee;
- $20,000 for service as chair, or $10,000 for service as a member (other than as chair), of our Compensation Committee; and
- $15,000 for service as chair, or $7,500 for service as a member (other than as chair), of our Nominating and Corporate Governance Committee.

Each Annual Award granted will vest in full on the earlier of the first anniversary of the date of grant or the date of the next annual meeting of stockholders following the date of grant, subject to the applicable non-employee director's continuous service to the Company through the applicable vest date.

If an incumbent non-employee director is appointed to any new Board leadership or Board committee role during his or her tenure on the Board, such non-employee director may, at the discretion of the Board, be granted an award of RSUs for such new Board leadership or Board committee role (a "***Partial Year Committee Award***"). The grant date for the Partial Year Committee Award will be the date that the non-employee director's appointment to the applicable Board leadership or Board committee role is effective (the "***New Role Date***"), unless otherwise provided by the Board. Each Partial Year Committee Award will cover a number of shares of the Company's Class A common stock having a grant date fair value equal to the amount of the annual retainers set forth above for the new role but prorated to reflect the length of service in such new role. Each Partial Year Committee Award granted will vest in full on the first vest date of the Annual Award to occur after the New Role Date, subject to the non-employee director's continuous service to the Company through the applicable Annual Award vest date.

If a non-employee director's service in any Board leadership or Board committee role is terminated by the Board prior to the vesting date of their Annual Award but the non-employee director otherwise remains as a member of the Board, the corresponding Additional Annual Retainer Award or Partial Year Committee Award (each, an ***"Additional Retainer Award"***) will vest, unless a different vest date is provided for by the Board, on the date of termination of service in such Board leadership or Board committee role, on a pro-rata basis to reflect the applicable non-employee director's length of service in the Board leadership or Board committee role during the vesting period. Any unvested shares subject to an Additional Retainer Award that do not vest pursuant to the preceding sentence will terminate on the date the applicable non-employee director terminates service in the corresponding Board leadership or Board committee role.

In connection with the formation of a new committee of the Board and Mr. Child and Mr. Toubassy's appointment as the sole members of such committee, in April 2025 the Board granted each of them (1) a pro rata award of 88 RSUs under the Company's 2021 Equity Incentive Plan (as amended or restated from time to time, the "***2021 Plan***") that vested in full on the date of our 2025 annual meeting of stockholders (the "***Special Committee Pro Rata Award***") and (2) an annual award of 353 RSUs under the 2021 Plan, with such grant effective upon the date of our 2025 annual meeting of stockholders, that will vest in full on the earlier of the date of the next annual meeting of stockholders following June 12, 2025 or June 12, 2026, subject to their continuous service through the applicable vest date (the "***Special Committee Annual Award***"). Until the committee of the Board is terminated and disbanded or they no longer serve on the committee, Mr. Child and Ms. Toubassy will be entitled to an RSU award with a value of $10,000 under the 2021 Plan that will be granted annually on the date of each annual meeting of stockholders, with the number of RSUs subject to the award determined by dividing $10,000 by the closing price of our Class A common stock on the grant date. This RSU award will vest in full on the earlier of the first anniversary of the date of grant or the date of the next annual meeting of stockholders following the date of grant, subject to the applicable non-employee director's continuous service to the Company through the applicable vest date. If Mr. Child's or Ms. Toubassy's service on this committee role is terminated prior to the vesting date of the Special Committee Annual Award but he or she otherwise remains as a member of the Board, the award will vest on a pro-rata basis and the remaining unvested portion will be forfeited as set forth in the immediately preceding paragraph. For clarification, the awards described in this paragraph are not covered by our Non-Employee Director Compensation Policy, but are granted consistent with the terms of the Non-Employee Director Compensation Policy.

Acceleration of Awards

In the event of a change in control (as defined in the 2021 Plan), the unvested portion of any equity award held by a non-employee director will vest in full, subject to the non-employee director's continuous service to the Company until immediately prior to the time of such change in control.

Additionally, pursuant to the individual RSU award agreements underlying each non-employee director's Initial Award, Annual Retainer Award, or Additional Retainer Award, in the event that a director's continuous service with the Company terminates by reason of their death or disability, any unvested portions of an outstanding RSU award will fully vest.

Deferral of Awards

The Board may provide that a non-employee director may elect to defer the settlement of the shares subject to any RSUs granted under the Non-Employee Director Compensation Policy that would otherwise be settled and delivered to such non-employee director on or following the date such award vests pursuant to the terms of the Non-Employee Director Compensation Policy (the "***Deferral Election***"). Any Deferral Election will be irrevocable, and will be subject to such rules, conditions and procedures as shall be determined by the Board, in its sole discretion, which, unless otherwise determined by the Board, will be in compliance with Section 409A of the Internal Revenue Code (the "***Code***") and the regulations and guidance thereunder.

Limitation on Non-Employee Director Compensation

The total compensation provided to a non-employee director during any calendar year under the Non-Employee Director Compensation Policy may not exceed $750,000 (determined based on the total grant date fair value of equity awards and cash fees provided for such calendar year (excluding reimbursements)). In the calendar year when a non-employee director first joins the Board, such limit will be increased to $1,000,000. Any equity awards or other compensation provided to an individual for services as an employee, or for services as a consultant other than as a non-employee director, will be excluded for purposes of applying the above limits.

Expense Reimbursement

Under the Non-Employee Director Compensation Policy, each non-employee director is entitled to reimbursement from us for reasonable travel, lodging, and meal expenses incident to meetings of the Board or committees thereof or in connection with other Board-related business, in accordance with and subject to our expense reimbursement policy as presented to the Audit Committee of the Board.

Director Compensation Table

The following table provides information regarding compensation of our non-employee directors for their service as a director for 2025. As an employee director, our Chief Executive Officer, Mr. Kim, received no additional compensation for his service as a director.

Name	Stock Awards[1]	Total
Jason Child	$336,944	$336,944
Pedro Franceschi	$309,995	$309,995
Neil Mehta[2]	$352,488	$352,488
Asha Sharma	$309,995	$309,995
Benjamin Sun[3]	$319,988	$319,988
Ambereen Toubassy[4]	$324,431	$324,431
Kevin Warsh	$324,999	$324,999

1. Amounts in this column represent the aggregate grant date fair value of RSUs granted during 2025, calculated in accordance with FASB ASC Topic 718, based on the closing price per share of our Class A common stock as reported on the NYSE on the date of grant. For additional information, please read Note 1 and Note 4 in the Notes to Consolidated Financial Statements of our 2025 Annual Report. Each director received only one equity grant during 2025, except: (1) Mr. Child received three separate equity awards with grant date fair values of $1,952 (Mr. Child's Special Committee Pro Rata Award), $324,999 (Mr. Child's Annual Award), and $9,993 (Mr. Child's Special Committee Annual Award); and (2) Ms. Toubassy received three separate equity awards with grant date fair values of $1,952 (Ms. Toubassy's Special Committee Pro Rata Award), $312,486 (Ms. Toubassy's Annual Award), and $9,993 (Ms. Toubassy's Special Committee Annual Award). As of December 31, 2025, each of our then-current non-employee directors held the following unvested RSUs: Mr. Child: 11,833; Mr. Franceschi: 10,950; Mr. Mehta: 10,596; Ms. Sharma: 10,950; Mr. Sun: 11,038; Ms. Toubassy: 11,391; and Mr. Warsh: 11,480.

2. Mr. Mehta stepped down as the Lead Independent Director and Compensation Committee Chair and from the Compensation Committee and Nominating and Corporate Governance Committee on September 25, 2025 and therefore, in accordance with our Non-Employee Director Compensation Policy, 537 RSUs, representing the pro rata portion of his 2025 Additional Annual Retainer Award based on the length of his Lead Independent Director, Compensation Committee Chair and Nominating and Corporate Governance Committee service, vested as of the termination of Mr. Mehta's service in those roles, and the remaining 1,318 RSUs were forfeited, in accordance with the terms of the Non-Employee Director Compensation Policy.

3. Mr. Sun stepped down from the Nominating and Corporate Governance Committee on September 25, 2025 and therefore, in accordance with our Non-Employee Director Compensation Policy, 76 RSUs, representing the pro rata portion of his 2025 Additional Annual Retainer Award based on the length of his Nominating and Corporate Governance Committee service, vested as of the termination of Mr. Sun's service in that role, and the remaining 189 RSUs were forfeited, in accordance with the terms of the Non-Employee Director Compensation Policy. Pursuant to Mr. Sun's Deferral Election, the settlement of the 76 RSUs that vested during 2025 were deferred.

4. Pursuant to Ms. Toubassy's Deferral Election, the settlement of 88 of the RSUs that were awarded and vested during 2025 were deferred.

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Independent Registered Public Accounting Firm

The Audit Committee is solely responsible for the appointment, evaluation, compensation, retention, and, if appropriate, replacement of the independent registered public accounting firm retained to audit our financial statements. The Audit Committee has selected Samil PricewaterhouseCoopers to serve as our independent registered public accounting firm for our fiscal year ending December 31, 2026. Samil PricewaterhouseCoopers has served as our auditor since 2014.

Stockholder approval is not required to appoint Samil PricewaterhouseCoopers as the independent registered public accounting firm for our fiscal year ending December 31, 2026. The Board believes, however, that submitting the appointment of Samil PricewaterhouseCoopers to the stockholders for ratification is a matter of good corporate governance. If stockholders do not ratify the appointment of Samil PricewaterhouseCoopers, the Audit Committee will evaluate the stockholder vote when considering the selection of an independent registered public accounting firm for the audit engagement for the 2027 fiscal year. Even if the appointment is ratified, our Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines such a change would be in the best interests of the Company or our stockholders. The ratification of the appointment of Samil PricewaterhouseCoopers as our independent registered public accounting firm requires the affirmative vote of a majority of the shares cast in person or by proxy and entitled to vote at the Annual Meeting.

One or more representatives of Samil PricewaterhouseCoopers are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they wish and be available to respond to appropriate questions.

Principal Accountant Fees and Services

The following tables set forth Samil PricewaterhouseCoopers' aggregate fees for 2025 and 2024:

	December 31, 2025	December 31, 2024
Audit Fees[1]	$9,237,943	$9,850,286
Audit-Related Fees[2]	$68,586	—
Tax Fees[3]	$140,625	—
All Other Fees[4]	$31,714	$40,598
Total Fees	$9,478,868	$9,890,884

1. Audit fees include the integrated audit of our annual financial statements and internal controls, the review of our annual report on Form 10-K for the applicable fiscal year, and the review of our quarterly reports on Form 10-Q for the applicable fiscal quarters, statutory audits required internationally, and consents for and review of registration statements filed with the SEC or other documents issued in connection with securities offerings.
2. Audit-related fees consist of aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees above.
3. Tax fees consist of aggregate fees billed for professional services rendered by our independent registered public accounting firm for tax compliance.
4. All other fees consist primarily of subscription fees to access accounting, tax, and financial reporting content.

Pre-Approval Policies and Procedures

Our Audit Committee charter requires our Audit Committee to pre-approve all audit and permitted non-audit and tax services that may be provided by our independent registered public accounting firm or other registered public accounting firms. The Audit Committee charter also provides that the Audit Committee may establish policies and procedures for its pre-approval of permitted services in compliance with applicable law or stock exchange listing rules. Our Audit Committee has established procedures relating to the approval of all audit and permitted non-audit and tax services that are to be performed by our independent registered public accounting firm and pre-approves all audit and permitted non-audit and tax services provided by our independent registered public accounting firm prior to each engagement. Since our initial public offering ("**IPO**"), our Audit Committee has pre-approved all services provided by Samil PricewaterhouseCoopers.

Report of the Audit Committee

The Audit Committee consists solely of independent directors, as required by and in compliance with SEC rules and regulations and the NYSE listing standards. The Audit Committee operates pursuant to a written charter adopted by the Board.

The Audit Committee is responsible for assisting the Board in its oversight responsibilities related to accounting policies, internal controls, financial reporting, and legal and regulatory compliance. Our management has the primary responsibility for our financial reporting processes, proper application of accounting principles, internal controls, as well as the preparation of its financial statements. Our independent registered public accounting firm is responsible for performing an audit of our financial statements and expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States and the effectiveness of our internal control over financial reporting.

In performing its functions, the Audit Committee has:

- Reviewed and discussed the audited financial statements, management's assessment of the effectiveness of our internal control over financial reporting, and the independent auditors' evaluation of our system of internal control over financial reporting included in our 2025 Annual Report with management and Samil PricewaterhouseCoopers;

- Discussed with Samil PricewaterhouseCoopers the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("**PCAOB**") and the SEC; and

- Received from Samil PricewaterhouseCoopers the written disclosures and representations required by PCAOB standards regarding Samil PricewaterhouseCoopers' independence, and discussed with them matters relating to independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board that our audited financial statements be included in our 2025 Annual Report for filing with the SEC.

The Audit Committee

Jason Child (Chair), Benjamin Sun, Ambereen Toubassy

The foregoing Report of the Audit Committee of the Board shall not be deemed to be soliciting material or be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended (the "**Securities Act**"), or under the Exchange Act, except to the extent we specifically incorporate this information by reference, and shall not otherwise be deemed to be filed with the SEC under the Securities Act or the Exchange Act.

EXECUTIVE OFFICERS

Below is a list of our current executive officers and their respective ages as of April 27, 2026 and a brief account of the business experience of each of them.

Name	Age	Position
Bom Kim[1]	47	Chief Executive Officer and Chairman of the Board
Gaurav Anand	50	Chief Financial Officer
Harold Rogers	49	General Counsel and Chief Administrative Officer

1. Please see "Nominees for Election to the Board of Directors" for information regarding Mr. Kim.

Executive Officers

Gaurav Anand. Gaurav Anand has served as our Chief Financial Officer since December 2020 and previously served as our Chief Operating Officer from January 2019 to December 2020. Mr. Anand previously served as the Chief of Staff to our Chief Executive Officer from January 2017 to December 2018 and our Chief Financial Officer of Global eCommerce from January 2017 to December 2017. Prior to joining Coupang, Mr. Anand served as Vice President of Finance at Myntra, a fashion subsidiary of Flipkart, from November 2014 to December 2016. Mr. Anand also previously worked at Amazon from 2007 to 2014, holding various Finance positions across its North America retail, international retail, AWS, and payments businesses.

Harold Rogers. Harold Rogers has served as our General Counsel since December 2021 and as our Chief Administrative Officer since January 2020. He has served as interim Chief Executive Officer of our Korean subsidiary, Coupang Corp., since December 2025. Prior to joining Coupang, Mr. Rogers served as Executive Vice President, Chief Ethics and Compliance Officer at Millicom, a global telecommunications company, from August 2016 to December 2019. He was also previously a Partner at Sidley Austin LLP from January 2013 to July 2016 and an associate attorney from September 2006 to December 2012. He clerked for the Honorable Thomas B. Griffith on the United States Court of Appeals for the District of Columbia Circuit from 2005 to 2006. Mr. Rogers holds a B.A. in English from Brigham Young University and earned his J.D. from Harvard Law School.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policies and Procedures for Related Person Transactions

The Board has adopted a written related person transaction policy setting forth the policies and procedures for the identification, review, and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we and a related person were or will be participants and the amount involved exceeds, or is expected to exceed, $120,000, and a related person has a direct or indirect interest deemed to be material by the Audit Committee. In reviewing and approving any such transactions, our Audit Committee will consider all relevant facts and circumstances as appropriate, including, but not limited to, (a) the risks, costs, and benefits to Coupang, (b) the impact on a director's independence in the event the related person is a director, immediate family member of a director, or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products, and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

Certain Related Person Transactions

Employment Arrangements

The brother of Mr. Kim, our Chief Executive Officer and Chairman of the Board, is currently employed by the Company. He does not share a household with Mr. Kim and is not one of our executive officers. In 2025, he earned approximately $491,151 in salary, bonus, and expat related benefits. He was also granted 41,510 RSUs in 2025, which vest over 2 years, subject to his continuous service to the Company through each vesting date. He participates in compensation and incentive plans or arrangements on the same basis as similarly situated employees.

The sister-in-law of Mr. Kim, our Chief Executive Officer and Chairman of the Board, is currently employed by the Company. She does not share a household with Mr. Kim and is not one of our executive officers. In 2025, she earned approximately $299,629 in salary, bonus, and expat related benefits. She was also granted 8,491 RSUs in 2025, which vest over 2 years, subject to her continuous service to the Company through each vesting date. She participates in compensation and incentive plans or arrangements on the same basis as similarly situated employees.

Other Related Person Transactions

Jane Lauder, the spouse of Mr. Warsh, a member of the Board, is a director of The Estée Lauder Companies Inc. ("**Estée Lauder**"). According to Amendment No. 3 to Schedule 13D filed with the SEC by Ms. Lauder on December 9, 2024, Ms. Lauder beneficially owned, as of December 6, 2024, approximately 8.9% of Estée Lauder's outstanding Class A common stock (assuming conversion of all of her shares of Estée Lauder's Class B common stock into Class A common stock), which constituted 15.0% of the aggregate voting power of Estee Lauder. During fiscal 2025, the Company paid Estée Lauder and its subsidiaries approximately $21.4 million in connection with the Company's purchases of skin care, makeup, fragrance, hair care, and other related products in the ordinary course of business.

In January 2024, we completed the acquisition of all of the business and assets of Farfetch Holdings plc through our majority owned subsidiary, Surpique LP ("**Surpique**"), a Delaware limited partnership. Immediately following the acquisition, Surpique was owned 80.1% by the Company and 19.9% by certain funds advised or managed by Greenoaks. In April 2025, through an arms-length transaction priced in consultation with disinterested advisors, we acquired the remaining equity interest of Surpique from the funds advised or managed by Greenoaks in exchange for an aggregate purchase price of $140,096,101, consisting of a $14,096,101 cash payment and the issuance to Greenoaks of 5,465,099 shares of our Class A common stock, at a price per share equal to the volume weighted average price of Class A common stock for the 30-trading day period ending as of the close of markets on April 4, 2025. As a result, we assumed the entire obligation to contribute additional capital to Surpique under the Surpique limited partnership agreement. Mr. Mehta, a member of the Board, founded and has served as a Managing Partner of Greenoaks since April 2012. Mr. Mehta did not receive any direct or indirect compensation for the successful completion of the Surpique acquisition and subsequent equity purchase. In addition, Greenoaks and certain funds and accounts to which Greenoaks serves as the investment adviser and related persons or entities, including Mr. Mehta, collectively beneficially own approximately 3.4% of the Company's Class A common stock as of March 31, 2026.

In August 2025, one of our subsidiaries invested $10 million in the Series A preferred stock of an early-stage payments-focused company (the "**Investee**"), as part of a Series A fundraising round by the Investee alongside a fund affiliated with Greenoaks, which also invested as part of the same fundraising round and which, as a lead investor, invited us to participate in the investment. The terms of the transaction for us were similar to those available to other similarly situated investors invited to invest in the fundraising round by the lead investors.

Registration Rights Agreement

Until it expired in March 2026, we were party to the Sixth Amended and Restated Registration Rights Agreement that contained registration rights and information rights, among other things, with certain holders of our common stock. The parties to this agreement included SVF Investments (UK) Ltd. and Mr. Kim, our Chief Executive Officer and Chair of the Board, who are holders of more than 5% of our capital stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our capital stock as of March 31, 2026 for:

- each of our named executive officers;

- each of our directors;

- all of our executive officers and directors as a group; and

- each person or group of affiliated persons known by us to beneficially own more than 5% of our Class A common stock or Class B common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole dispositive power with respect to all shares that they beneficially own, subject to applicable community property laws.

The amounts and percentages of shares beneficially owned are reported based on SEC regulations governing the determination of beneficial ownership of securities. Applicable percentage ownership is based on 1,651,278,238 shares of Class A common stock and 157,802,990 shares of Class B common stock, in each case, outstanding as of March 31, 2026. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of March 31, 2026, or issuable pursuant to RSUs or performance-based RSUs ("*PSUs*") that vest within 60 days of March 31, 2026. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person. In addition, under SEC rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Coupang, Inc., 720 Olive Way, Suite 600, Seattle, Washington 98101, U.S.A.

Voting Shares Beneficially Owned

Name of Beneficial Owner	Class A Common Stock Shares	Class A Common Stock %	Class B Common Stock Shares	Class B Common Stock %	% Total Voting Power[1]
Named Executive Officers and Directors					
Bom Kim[2]	—	—	164,410,881	100%	74.3%
Gaurav Anand[3]	4,161,590	*	—	—	*
Harold Rogers[4]	1,295,241	*	—	—	*
Hanseung Kang[5]	430,320	*	—	—	*
Pranam Kolari	18,564	*	—	—	*
Jason Child	64,560	*	—	—	*
Pedro Franceschi	64,652	*	—	—	*
Neil Mehta[6]	55,379,154	3.4%	—	—	*
Asha Sharma	14,248	*	—	—	*
Benjamin Sun[7]	6,217,489	*	—	—	*
Ambereen Toubassy[8]	38,834	*	—	—	*
Kevin Warsh	459,102	*	—	—	*
All directors and executive officers as a group (10 persons)[9]	67,694,870	4.1%	164,410,881	100%	75.4%
Other > 5% Security Holders					
Entities associated with SVF Investments (UK) Limited[10]	289,542,259	17.5%	—	—	4.6%
Baillie Gifford & Co[11]	150,382,707	9.1%	—	—	2.4%

* Represents less than one percent (1%).

1. Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class B common stock are entitled to 29 votes per share, and holders of our Class A common stock are entitled to one vote per share.

2. Consists of (a) 141,802,990 shares of our Class B common stock held by Mr. Kim, (b) 16,000,000 shares of our Class B common stock held by a grantor retained annuity trust, for which Mr. Kim serves as the trustee and has sole investment power and Mr. Kim's spouse serves as special purpose trustee and has sole voting power, and (c) 6,607,891 shares of our Class B common stock subject to an option that is exercisable within 60 days of March 31, 2026.

3. Consists of (a) 1,796,467 shares of our Class A common stock held by Mr. Anand, (b) 150,000 shares of our Class A common stock held of record by the Gaurav Anand 2021 Trust, for which Mr. Anand's spouse serves as the trustee, (c) 2,070,000 shares of our Class A common stock subject to an option that is exercisable within 60 days of March 31, 2026, and (d) 145,123 PSUs that will vest within 60 days of March 31, 2026. Includes 679,000 shares of our Class A common stock pledged as collateral to secure certain personal indebtedness.

4. Consists of (a) 396,485 shares of our Class A common stock held by Mr. Rogers, (b) 74,756 PSUs that will vest within 60 days of March 31, 2026, and (c) 824,000 shares of our Class A common stock subject to an option that is exercisable within 60 days of March 31, 2026.

5. Consists of (a) 408,583 shares of our Class A common stock held by Mr. Kang, (b) 19,637 shares of our Class A common stock held by Mr. Kang's spouse, and (c) 2,100 shares of our Class A common stock held by Mr. Kang's child. Includes 353,102 shares of our Class A common stock pledged as collateral to secure certain personal indebtedness.

6. Consists of (a) 68,177 shares of our Class A common stock held by Mr. Mehta and (b) 55,310,977 shares of our Class A common stock held by certain funds and accounts for which Greenoaks serves as the investment adviser and related persons or entities, including certain estate planning vehicles of Mr. Mehta, who serves as a Managing Partner of Greenoaks (collectively, the "**Greenoaks Funds**"). Includes 14,334,385 shares of our Class A common stock pledged as collateral to secure certain personal indebtedness. As Mr. Mehta serves as a Managing Director of Greenoaks, he may be deemed to share voting power and dispositive power over the shares held by the Greenoaks Funds. Mr. Mehta disclaims beneficial ownership in the securities held by the Greenoaks Funds except to the extent of his pecuniary interest, if any, therein. The amount reported for the Greenoaks Funds does not reflect securities held by certain funds and accounts managed by persons associated with Greenoaks because Mr. Mehta is no longer attributed beneficial ownership of such securities. The address of each of the Greenoaks Funds is 4 Orinda Way, Building C, Suite 200, Orinda, California 94563. Based solely on the Form 4 filed by Mr. Mehta on March 13, 2026.

7. Consists of (a) 3,941,562 shares of our Class A common stock held by LaunchTime, (b) 503,624 shares of our Class A common stock held by Sun Brothers LLC ("**Sun Brothers**"), (c) 1,465,253 shares of our Class A common stock held by Sun Brothers II LLC ("**Sun Brothers II**" and, collectively with LaunchTime and Sun Brothers, the "**Sun Brothers Entities**"), and (d) 307,050 shares of our Class A common stock held by Mr. Sun. Mr. Sun is a manager and member of Sun Brothers II and LaunchTime and the sole manager of Ben Sun Family, LLC, a member of Sun Brothers. The address for the Sun Brothers Entities is c/o Primary Venture Partners, 386 Park Ave S, 14th Floor, New York, New York 10016. Does not include 76 shares related to RSUs that have vested, but for which Mr. Sun has deferred settlement of the shares. The shares will settle upon his death, disability, or separation from the Board.

8. Does not include 88 shares related to RSUs that have vested, but for which Ms. Toubassy has deferred settlement of the shares. The shares will settle upon her death, disability, or separation from the Board.

9. Includes only our current directors and executive officers as of March 31, 2026, so excludes the shares beneficially owned by Messrs. Kang and Kolari. Consists of (a) 3,209,575 shares of our Class A common stock directly held by all directors and executive officers as a group, (b) 61,371,416 shares of our Class A common stock indirectly held by all directors and executive officers as a group, (c) 219,879 PSUs that will vest within 60 days of March 31, 2026, and (d) 2,894,000 shares of our Class A common stock subject to options that are exercisable within 60 days of March 31, 2026. Also consists of (a) 141,802,990 shares of Class B common stock held by Mr. Kim, (b) 16,000,000 shares of Class B common stock held by a grantor retained annuity trust, for which Mr. Kim serves as the trustee and has sole investment power and Mr. Kim's spouse serves as special purpose trustee and has sole voting power, and (c) 6,607,891 shares of Class B common stock held by Mr. Kim subject to an option that is exercisable within 60 days of March 31, 2026.

10. Based solely on the Schedule 13G/A filed by SB Investment Advisers (UK) Limited ("**SBIA UK**") and SVF Investments (UK) Limited ("**SVF Investments**" and, together with SBIA UK, the "**SB Entities**") on November 14, 2025. According to the Schedule 13G/A, the SB Entities' ownership consists of 289,542,259 shares of our Class A common stock held of record by SVF Investments, of whom SBIA UK has been appointed as alternative investment fund manager. SBIA UK is authorized and regulated by the UK Financial Conduct Authority and is exclusively responsible for making all decisions related to the acquisition, structuring, financing, and disposal of SVF Investments' investments. As a result of these relationships, each of the SB Entities may be deemed to share beneficial ownership of the securities disclosed herein. The address for SVF Investments and SBIA UK is 69 Grosvenor Street, London, W1K 3JP, United Kingdom.

11. Based solely on the Schedule 13G/A filed by Baillie Gifford & Co on November 12, 2025. According to the Schedule 13G/A, Baillie Gifford & Co has sole voting power over 102,584,458 shares of our Class A common stock, shared voting power over no shares, sole dispositive power over 150,382,707 shares of our Class A common stock, and shared dispositive power over no shares. Shares reported as being beneficially owned by Baillie Gifford & Co are held by Baillie Gifford & Co and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. The address for Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh, EH1 3AN, Scotland, United Kingdom.

Pledge of Common Stock By Affiliates

While our insider trading policy generally prohibits holding the Company's securities in a margin account or otherwise pledging or purchasing Coupang securities on margin, the Board has adopted a policy prohibiting senior employees, officers, and directors from directly or indirectly, holding the Company's securities in a margin account or otherwise pledging the Company's securities as collateral for a loan without prior approval from the Nominating and Corporate Governance Committee. Pursuant to such policy, approval may be granted where a senior employee, officer or director wishes to pledge the Company's securities as collateral for a loan and: (1) clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities; or (2) the proposed pledge of Company securities does not present a material risk of a violation of (a) applicable insider trading laws, or (b) our insider trading policy. As reflected under "Security Ownership of Certain Beneficial Owners and Management," certain shares held by Mr. Anand, our Chief Financial Officer, Mr. Kang, our former Representative Director, Business Management, and Mr. Mehta, a member of the Board, were pledged as collateral to secure certain personal indebtedness.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who beneficially own more than 10% of our common stock to report their ownership of the Company's equity securities and any subsequent changes in that ownership to the SEC. Based on a review of those reports and written representations given to us by our directors and executive officers, we believe that during our fiscal year ended December 31, 2025, all transactions were reported on a timely basis except for the following filings: (1) one report, covering a total of one transaction (an RSU grant), was filed late by each of Mr. Child and Ms. Toubassy; and (2) one report, covering a total of one transaction (an in-kind distribution by a fund to which Greenoaks Capital Partners LLC serves as the investment adviser), was filed late by Mr. Mehta and Greenoaks Capital Partners LLC. The late filing by Mr. Child and Ms. Toubassy was due to administrative oversight, while the late filing by Mr. Mehta and Greenoaks Capital Partners LLC was originally submitted on time but was rejected by EDGAR due to a technical error after the due date had passed and was immediately resubmitted and accepted for filing the next day.

EQUITY COMPENSATION PLAN INFORMATION

The following table presents information as of December 31, 2025 with respect to compensation plans under which shares of our Class A common stock and Class B common stock may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (#)	Weighted-average exercise price of outstanding options, warrants, and rights[1] ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a))[2] (#)
	(a)	(b)	(c)
Equity Compensation Plans Approved By Security Holders			
2021 Equity Incentive Plan[3]	59,265,036[4]	—	386,296,408
Equity Compensation Plans Not Approved By Security Holders			
Coupang, LLC Third Amended and Restated 2011 Equity Incentive Plan[5]	13,493,012[6]	$9.15	—

1. Reflects the weighted average exercise price of stock options only. As RSUs have no exercise price, they are excluded from the weighted average exercise price calculation set forth in column (b).

2. The aggregate number of shares of our Class A common stock available for future issuance under the 2021 Plan will automatically increase on January 1st of each year for a period of ten years commencing on January 1, 2022 and ending with a final increase on January 1, 2031, in an amount equal to five percent of the total number of shares of our capital stock outstanding on December 31st of the preceding year; provided, however that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of our Class A common stock.

3. For additional information relating to the 2021 Plan, please refer to Note 4 to our consolidated financial statements for 2025 located in our 2025 Annual Report.

4. Consists of outstanding RSUs covering an aggregate of 59,265,036 shares of our Class A common stock.

5. For additional information relating to the Coupang, LLC Third Amended and Restated 2011 Equity Incentive Plan (the "***2011 Plan***"), please refer to the plan document, a copy of which is incorporated by reference as an exhibit to our 2025 Annual Report.

6. Consists of outstanding (i) stock options exercisable for an aggregate of 6,882,662 shares of our Class A common stock, (ii) stock options exercisable for an aggregate of 6,607,891 shares of our Class B common stock, and (iii) RSU awards covering an aggregate of 2,459 shares of our Class A common stock.

NAMED EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (this "**CD&A**") describes the material components of our 2025 executive compensation program and provides an overview of our overall compensation philosophy and objectives for our named executive officers (collectively, "**NEOs**" and, each, an "**NEO**").

Our pay-for-performance driven compensation philosophy and practices are designed to be directly tied to increased stockholder value. As a result, our NEO compensation program is heavily weighted toward providing multi-year equity awards, which are intended to foster a founder's mentality and entrepreneurial spirit to incentivize long-term stock price appreciation.

Our NEOs for 2025 were:

Name	Title
Bom Kim	Chief Executive Officer and Chairman of the Board
Gaurav Anand	Chief Financial Officer
Harold Rogers	General Counsel and Chief Administrative Officer
Hanseung Kang*	Former Representative Director, Business Management and current Head of Business Development, North America
Pranam Kolari*	Former Vice President of Search and Recommendations

* Mr. Kang ceased to be an executive officer of the Company as of the close of business on May 31, 2025, and Mr. Kolari resigned his employment with the Company effective November 14, 2025.

Objectives, Philosophy, and Elements of Executive Compensation

We're on a mission to create a world where customers wonder "*How did we ever live without Coupang?*", and to fulfill this mission we must hire, motivate, and retain the best. We believe our compensation program, especially our executive compensation program, is critical to achieve our mission, and our executive compensation philosophy aims to achieve the following primary objectives:

- attract, retain, and incentivize highly qualified executives who can help us achieve our mission to "wow" the customer and who can advance our financial goals and, ultimately, enhance and maintain our long-term equity value;

- provide incentives that motivate and recognize performance; and

- provide total compensation that is competitive in the markets where we seek executive talent.

Based on the objectives above, our executive compensation program aims to attract and retain top talent by offering competitive base salaries, long-term incentive compensation, and, where appropriate and in the best interest of stockholders, retention incentives. The program further aligns incentives with those of our stockholders by designating a significant portion of their total compensation to be composed of multi-year equity awards.

This compensation philosophy of focusing on long-term customer and stockholder value and rewarding performance, as seen in our executive compensation program, has resonated, and continues to resonate, through our compensation program for employees at all levels. For example, our compensation program provides equity awards, including regular equity refresh grants, to the vast majority of our employees in professional roles. The equity compensation program is designed to further align the compensation of our employees with the long-term performance of our common stock and stockholder and customer interests.

How We Determine Executive Compensation

Our compensation arrangements with our executive officers, including the NEOs, reflect various factors and considerations, including but not limited to the following (each as of the time of the applicable compensation decision):

- the strategic importance of the position and our current business needs;

- guidance from our compensation consultant;

- generally available market surveys;

- benchmarking by role and/or scope of responsibilities from our selected compensation peer group; and

- the compensation levels of our other executive officers.

The Compensation Committee, together with the Section 16 Equity Committee, sets the compensation for our executive officers at levels that it believes are competitive and appropriate for each executive officer, including each NEO, and that are intended to reflect the varying roles and responsibilities of each individual. Executive compensation decisions require consideration of many relevant factors, which may vary from year to year.

Each element of our executive compensation program is intended to fulfill one or more of our overall compensation objectives in a complementary manner and, ultimately, to maximize long-term stockholder value. For example, the markets from which we seek executive talent have been and remain highly competitive. Providing a consistent and competitive level of income for our executives in the form of competitive base salary, long-term incentive compensation, and/or, where appropriate and in the best interest of stockholders, retention incentives, helps us to attract, motivate, and retain highly qualified executives who can help us achieve our mission to "wow" the customer. Further, by structuring a significant portion of our executive compensation to be in the form of equity awards that vest over a multi-year period, our executive compensation program directly ties a significant portion of our executive compensation to our long-term equity value, incentivizing our executives to focus on driving long-term stock price appreciation and long-term customer and stockholder value.

Since a significant portion of our long-term executive compensation is multi-year, variable, at-risk, and closely aligned with our corporate and financial performance, we believe our executive compensation program is reasonable and competitive, and appropriately balances the goals of attracting, retaining, and incentivizing highly qualified executives while directly aligning their interests with those of our stockholders.

Compensation Setting Process

Our Compensation Committee is responsible for the oversight of our executive compensation program and regularly reviews and discusses the program with management to assess whether it is aligned with our short- and long-term goals and objectives given the dynamic nature of our business and the markets in which we compete for talent.

Role of the Compensation Committee and Management

The Compensation Committee is appointed by the Board and has responsibilities related to the overall compensation of our Board members and executive officers and the development and administration of our executive compensation program. Our Compensation Committee consists solely of independent members of the Board. In December 2023, pursuant to the delegation authority set forth in the Compensation Committee charter, the Compensation Committee formed the Section 16 Equity Committee as a subcommittee thereof for the purpose of granting equity awards under our compensation plans in accordance with Rule 16b-3 under the Exchange Act, consisting of at least two members of the Compensation Committee, each of whom qualifies as a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act.

The Compensation Committee reviews and approves all non-equity components of compensation paid to, and the Section 16 Equity Committee reviews and approves all equity components of compensation awarded to, our executive officers, including our NEOs. Management provides recommendations with respect to the compensation of our executive officers, which may be based upon, among other factors, those discussed below. The Compensation Committee and the Section 16 Equity Committee each discusses and makes final determinations with respect to executive compensation matters within their respective scope of responsibilities, without the Chief Executive Officer present during discussions and decisions related to the Chief Executive Officer's compensation. From time to time, various other members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee or the Section 16 Equity Committee, as applicable, to make presentations, provide financial or other background information or advice, or otherwise participate in the meetings of the Compensation Committee or the Section 16 Equity Committee, as applicable, although such members of management are not present when their compensation is being deliberated upon or approved.

The Compensation Committee meets periodically throughout the year to manage and evaluate our overall executive compensation program, and reviews and approves the principal non-equity components of our executive compensation program. The Section 16 Equity Committee meets on an as-needed basis throughout the year to review and approve the principal equity components of our executive compensation program. For 2025, the principal components of our executive compensation program were: base salary, long-term incentive compensation, and retention incentives. In making executive compensation decisions, in addition to the factors discussed below, the Compensation Committee and the Section 16 Equity Committee each generally takes into consideration company performance, each executive officer's individual performance in light of the applicable executive officer's role and responsibilities, and the need to retain existing talent in a highly competitive talent market in which we compete.

Role of the Compensation Consultant

The Compensation Committee has the authority to retain independent compensation consultants to assist in its evaluation of executive compensation, including the authority to approve the consultants' fees. In 2025, the Compensation Committee retained Compensia, Inc. ("**Compensia**"), a national compensation consulting firm in the United States, as its independent compensation consultant. Compensia is retained by and reports directly to the Compensation Committee, assists management in preparing for specified committee meetings, and participates in committee meetings upon request.

Compensia periodically informs the Compensation Committee on market trends and practices, as well as regulatory issues and developments and how they may impact our executive compensation program. For 2025, Compensia also:

- assisted in developing a relevant group of peer companies to help the Compensation Committee and the Section 16 Equity Committee determine the appropriate level of overall compensation for our executive officers;

- assisted the Compensation Committee and the Section 16 Equity Committee with their respective assessments of the level, structure, and elements of the compensation for each executive officer, including by providing market data and insights to ensure a competitive compensation framework;

- provided guidance and benchmarking related to disclosures in this Proxy Statement; and

- provided assistance with and market perspective on our broader equity compensation strategy.

Compensia does not provide any other services to us. The Compensation Committee has assessed the independence of Compensia pursuant to NYSE rules, and the Compensation Committee concluded that the work performed by Compensia for the Compensation Committee did not raise any conflicts of interest.

Comparison to Relevant Peer Group

Given the complex and multi-dimensional nature of executive compensation decisions, the Compensation Committee believes that determining executive compensation requires a deliberate and case-by-case review of a broad range of factors, as well as an in-depth and multi-faceted analysis of each such factor. These factors include, but are not limited to: (i) personal performance and contributions; (ii) experience and past performance inside or outside the Company; (iii) role and responsibilities within the Company; (iv) market competition for a particular position; (v) long-term potential with the Company; and (vi) innovative thinking and leadership.

One of several factors the Compensation Committee considers in determining executive compensation is the competitiveness of our executive compensation program against that of our compensation peer group. In doing so, and in line with its belief that executive compensation decisions should not rely solely on any single factor or be based on a one-dimensional view, the Compensation Committee uses market data to assess the overall competitiveness and reasonableness of our executive compensation program, rather than targeting percentile ranks of specific compensation elements or total target direct compensation against the market data. The Compensation Committee also considered an extensive list of factors in developing the compensation peer group for 2025, including:

- Actual experience in the talent market (companies from which we source and potentially lose executive talent);

- Scale and complexity (using revenue, earnings, and market capitalization);

- Geography; and

- Company business characteristics (for example, comparably sized high-growth technology companies, technology-oriented gig economy companies, retail and marketplace companies, global operations, and other high growth indicators).

For 2025 compensation decisions, the Compensation Committee utilized the peer group set forth below. Splunk was removed from our 2025 peer group due to its acquisition by Cisco in March 2024.

2025 Peer Group

Airbnb	MercadoLibre	Snap
Block	Palantir Technologies	Snowflake
Chewy	PayPal Holdings	Uber Technologies
DoorDash	Pinterest	Wayfair
eBay	Salesforce	Workday
Expedia Group	Sea Limited	Zillow Group
Intuit	ServiceNow	
Lyft	Shopify	

Elements of NEO Compensation

Our NEO compensation program is comprised of the following key components:

Component	Objective	Key Features
Base Salary	Recognizes market factors, as well as individual experience, performance, and level of responsibility.	Attracts and retains talent and provides executives with cash income predictability and stability.
Long-Term Equity Incentives	Creates a strong link between pay and performance. The realized value of these equity awards over time has a direct relationship to our stock price and establishes an incentive for our NEOs to create sustainable and long-term value for our stockholders, while helping retain our NEOs in a highly competitive market.	Variable, at-risk compensation in the form of RSUs and PSUs that vest upon satisfaction of certain service-based and/or performance-based vesting conditions. Generally granted as multi-year equity awards to foster a founder's mentality and entrepreneurial spirit.

From time to time, we pay our employees in a currency other than U.S. Dollars. To the extent any amount of our employee compensation was paid in a currency other than U.S. Dollars, such amounts are reported in this Proxy Statement by converting the amounts from the applicable currency to U.S. Dollars using the one-year average exchange rate for the applicable calendar year and currency, consistent with the conversion rate we use for various financial and accounting purposes. All amounts presented in this Proxy Statement have been rounded to the nearest whole dollar.

Base Salary

Typically, annual base salaries for our NEOs are set in March or April of each year retroactive to January 1st of that year. Accordingly, in April 2025, the Compensation Committee reviewed the base salaries of our executive officers, including our NEOs, taking into consideration the recommendations of our Chief Executive Officer (except with respect to his own base salary), as well as the other factors described above. Based on these reviews, in April 2025, the Compensation Committee determined: (i) in the case of Messrs. Kim, Anand, Rogers, and Kang, to maintain their annual base salaries at their prior year levels at $1,100,000, $420,000, $450,000, and 1 billion Korean Won ("**KRW**") (equivalent to approximately $703,126), respectively; and (ii) in the case of Mr. Kolari, to increase his annual base salary from $378,105 to $395,120. Following his transition from his role as Representative Director, Business Management, Mr. Kang's annual base salary was $65,000 and was increased to $66,300 effective January 1, 2026 to satisfy updated local minimum wage law requirements.

New Hire and Retention Incentives

From time to time, we may award sign-on or discretionary bonuses to attract or retain executive talent. Generally, sign-on bonuses are used to incentivize candidates to leave their current employers, including by offsetting the loss of unvested compensation they may forfeit as a result of leaving their current employers. The Compensation Committee may also from time to time provide one-time or recurring incentives to encourage long-term service by our executives and to allow our executive compensation program to stay competitive during times of a highly competitive talent market and/or unexpected market disruptions.

In April 2025, Mr. Anand was awarded a retention bonus of $1,100,000, which was paid in equal quarterly installments over a one-year period commencing January 1, 2025, subject to his continued employment through each applicable payment date. Mr. Rogers' employment arrangement provides for a $100,000 annual cash retention bonus to be paid on each anniversary of his initial appointment date, subject to his continued employment through each applicable payment date. In April 2025, Mr. Rogers was awarded an additional retention bonus of $500,000, which was paid over a one-year period commencing January 1, 2025, subject to his continued employment through each applicable payment date. Mr. Kang's previous employment arrangement provided for a long-term service bonus of 500 million KRW per year (equivalent to approximately $351,563), paid quarterly on the last compensation payment date of the quarter, subject to Mr. Kang's continuous service to the Company through each applicable payment date. As a result of Mr. Kang taking a new role with the Company effective June 1, 2025 and entering into a new employment agreement with the Company, he is no longer entitled to this bonus. In April 2025, Mr. Kolari was awarded a discretionary bonus of $40,949 for his performance during 2025, which was paid according to the Company's standard payroll practices and policies.

Long-Term Equity Incentives

We view long-term incentive compensation in the form of equity awards as a critical element of our executive compensation program. As such, a significant portion of our NEO total compensation over the long-term is stock-based compensation designed to create a strong and direct link between pay and performance. The Section 16 Equity Committee's practice is to grant multi-year equity awards on a periodic basis at levels designed to provide a strong alignment between the recipient and our stockholders and to encourage retention over the vesting period. The realized value of these equity awards over time has a direct relationship to our stock price and establishes an incentive for our NEOs to create sustainable, long-term value for our stockholders, while retaining our NEOs in a highly competitive market.

Our NEOs are granted two types of equity awards—RSUs and PSUs—in both cases under our 2021 Plan. In granting these equity awards and in determining the type of equity award to grant to NEOs, we generally considered, among other things, the NEO's cash compensation, the need to create a meaningful opportunity for reward based on the creation of long-term value, an evaluation of the expected and actual performance of each NEO, the NEO's individual contributions and responsibilities, market competitive rates of compensation and long-term incentive awards, and the retentive effect of the NEO's existing equity awards and how that lapses over time as awards vest. Taking into account the above considerations, in April 2025, the Section 16 Equity Committee awarded: (i) 190,738 PSUs to Mr. Anand; (ii) 247,916 PSUs to Mr. Rogers; and (iii) 57,494 RSUs to Mr. Kolari. In July 2025, the Section 16 Equity Committee awarded 157,189 RSUs to Mr. Kang after his unvested RSUs and PSUs were forfeited upon his role change. The PSUs awarded to Mr. Anand vest in two equal installments as follows, contingent upon Mr. Anand achieving performance objectives related to business objectives and business performance for the year ended December 31, 2025, as determined by the Section 16 Equity Committee or other appropriate sub-committee of the Board at the recommendation of the Chief Executive Officer, and subject to his continuous service to the Company through and including the applicable vest date: (a) 95,369 shares on July 1, 2026 and (b) 95,369 shares on October 1, 2026. The PSUs awarded to Mr. Rogers vest quarterly as follows, contingent upon Mr. Rogers achieving performance objectives related to business objectives and business performance for the year ended December 31, 2025, as determined by the Section 16 Equity Committee or other appropriate sub-committee of the Board at the recommendation of the Chief Executive Officer, and subject to his continuous service to the Company through and including the applicable vest date: (a) 61,979 shares on July 1, 2026, (b) 61,979 shares on October 1, 2026, (c) 61,979 shares on January 1, 2027, and (d) 61,979 shares on April 1, 2027. We have not disclosed the required level of achievement for the performance objectives applicable to the PSUs granted to Messrs. Anand and Rogers in 2025 as disclosure could result in competitive harm to the Company. In February 2026, the Section 16 Equity Committee certified that each of Messrs. Anand and Rogers had achieved their respective performance objective for the performance year ended December 31, 2025 for the PSUs that were awarded in April 2025 and therefore that Mr. Anand had earned 190,738 PSUs and Mr. Rogers had earned 247,916 PSUs, respectively, with vesting subject to the foregoing service-based vesting schedules. The RSUs awarded to Mr. Kolari were to vest in four equal quarterly installments over a one-year period, with the first of such quarterly installments vesting on July 1, 2026, subject to Mr. Kolari's continuous service to the Company through and including the applicable vest date. However, these RSUs were forfeited when Mr. Kolari resigned from the Company on November 14, 2025. The RSUs awarded to Mr. Kang vest in three installments over a three-year period as follows, subject to Mr. Kang's continuous service to the Company through and including the applicable vest date: (a) 52,396 shares on June 1, 2026, (b) 52,396 shares on June 1, 2027, and (c) 52,397 shares on June 1, 2028.

In addition, in January 2025 and February 2025, the Section 16 Equity Committee certified that each of Messrs. Anand, Rogers and Kang had achieved their respective performance objective for the performance year ended December 31, 2024 for the PSUs that were awarded in March 2022 (to Messrs. Rogers and Kang) and April 2024 (to Messrs. Anand, Rogers and Kang) and therefore that Mr. Anand had earned 480,490 PSUs, Mr. Rogers had earned 168,361 PSUs and 177,982 PSUs and Mr. Kang had earned 34,036 PSUs and 131,258 PSUs, respectively, corresponding to such performance year. Mr. Anand's PSUs vested and continue to vest as follows, contingent upon satisfaction of the service-based condition of the PSUs: (a) 95,122 units on July 1, 2025; (b) 95,123 units on October 1, 2025; (c) 145,122 units on January 1, 2026; and (d) 145,123 units on April 1, 2026. Mr. Rogers' 168,361 PSUs vested and continue to vest as follows, contingent upon satisfaction of the service-based condition of the PSUs: (a) 20,260 units on July 1, 2025; (b) 20,261 units on October 1, 2025; (c) 53,084 units on January 1, 2026; and (d) 74,756 units on April 1, 2026. Mr. Rogers' 177,982 PSUs vested in four equal quarterly installments with the first of such quarterly installments vested on March 1, 2025, contingent upon satisfaction of the service-based condition of the PSUs. Mr. Kang's 34,036 PSUs vested on March 1, 2025 upon his satisfaction of the service-based condition of the PSUs. Mr. Kang's 131,258 PSUs were to vest as follows, contingent upon satisfaction of the service-based condition of the PSUs: (a) 50,436 units on July 1, 2025; (b) 50,437 units on October 1, 2025; (c) 15,192 units on January 1, 2026; and (d) 15,193 units on April 1, 2026. However, these 131,258 PSUs were forfeited when Mr. Kang changed roles effective June 2025.

Our NEOs are eligible to receive additional equity awards at the discretion of our Section 16 Equity Committee but may or may not receive equity awards on an annual basis and, consequently, their compensation, as reported in the 2025 Summary Compensation Table below, may fluctuate materially from year to year depending on whether a grant was made in a particular year.

Other Features of Our Executive Compensation Program

Employment Agreements

We have entered into employment agreements with each of our NEOs. These employment agreements are described in more detail below in the subsection titled "NEO Employment Agreements and Potential Payments Upon Termination or Change in Control."

Severance and Change in Control Payments and Benefits

Messrs. Kim's and Rogers' employment agreements provide for, and Mr. Kang's previous employment agreement provided for, certain severance payments and/or benefits in the context of certain qualifying terminations of employment. In addition, in January 2021, we adopted an Executive Severance Policy (as amended and/or restated from time to time, the "***Executive Severance Policy***") under which our NEOs are eligible to participate. The terms of the Executive Severance Policy were determined based on a review of market practices and the input of Compensia. Our NEOs are entitled to the greater of the severance payments and/or benefits as may be provided in their employment agreements or our Executive Severance Policy upon a qualifying termination of employment. The payments and benefits provided for under their employment agreements and our Executive Severance Policy are described in more detail below in the subsection titled "NEO Employment Agreements and Potential Payments Upon Termination or Change in Control."

Clawback

In September 2023, we adopted a Compensation Recoupment (Clawback) Policy consistent with the requirements of the final NYSE listing standards implementing Exchange Act Rule 10D-1. If we are required to restate our financial statements due to our material noncompliance with any financial reporting requirements under the federal securities laws, then the Company will recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered executive, including the NEOs, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements. If such restatement is a result of misconduct, then our Chief Executive Officer and Chief Financial Officer may also be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of Section 304 of the Sarbanes-Oxley Act of 2002.

Employee Benefits and Perquisites

We generally provide our NEOs with benefits available to all our employees, including medical, dental, and vision benefits and, in the United States, participation in a Section 401(k) plan. We also provide certain of our NEOs with security benefits. These security expenses are incurred to mitigate security threats faced by our NEOs. These security costs are therefore necessary to ensure the safety of our NEOs as they meet their job performance responsibilities. We do not consider these security measures to be a personal benefit for our NEOs. Consistent with that philosophy, we provide our NEOs with tax equalization payments so that the provision of these benefits are approximately tax neutral to them. We also provide certain of our NEOs with transportation, housing and moving, insurance, education and tax service benefits, as well as tax equalization payments so that the provision of such benefits, which assist our NEOs in the performance of their duties to the Company, are approximately tax neutral to them.

In addition, as is common practice in Korea, we purchased a golf club membership for Mr. Kang to use for business purposes. The membership is registered in the Company's name and is reflected as an asset on the Company's financial statements, and the Company has the right to sell the membership at any time. Mr. Kang was required to reimburse the Company for his personal use of this membership and, as a result, there was no incremental cost to the Company associated with Mr. Kang's use of this membership and no amounts have been included with respect to this membership in the 2025 Summary Compensation Table. Mr. Kang did not use the golf membership for personal purposes in 2025 and he was no longer entitled to use the membership effective as of June 2025 when he ceased to serve as the Representative Director, Business Management.

In some cases, our NEOs were asked to relocate at our request and serve an expatriate assignment. Similar to the general types of benefits provided to our other expatriate executives, for our expatriate NEOs we provide benefits relating to housing, educational support, travel and moving expenses, security and transportation, visa services, and any related tax preparation and reimbursement with respect to certain of these benefits.

Our NEOs did not participate in, or earn any benefits under, a non-qualified or defined benefit pension plan sponsored by us during 2025.

Option Award Grant Practices

The Company does not currently grant stock options to our employees, including NEOs. Any future grants of stock options to NEOs under our equity incentive plans would be approved by the Section 16 Equity Committee.

Historically, grants of stock options have typically been made at pre-established Compensation Committee meeting dates or in connection with a new hire or promotion, and irrespective of the timing of any financial announcement or other disclosure of material nonpublic information. Meeting dates are set in advance, and the timing of the meetings, and the grant of stock options, including the timing, terms and value of the awards, is made without regard to any material nonpublic information. The Company does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Anti-Hedging Policy

Our insider trading policy prohibits all directors and officers, employees, designated consultants, and designated independent contractors from engaging in hedging or monetization transactions in our stock, such as prepaid variable forwards, equity swaps, collars, exchange funds, puts, calls, and short sales.

Tax Considerations

Section 162(m) of the Code ("*Section 162(m)*") generally disallows a publicly held corporation's tax deduction for compensation paid to its Chief Executive Officer and certain of its other covered employees (including executive officers, as applicable) in excess of $1 million in any year. While Section 162(m) will limit the deductibility of compensation paid to the NEOs, the Compensation Committee will continue to retain flexibility to design compensation programs that are in the best long-term interests of the Company and our stockholders, with deductibility of compensation being one of a variety of considerations taken into account. Accordingly, the Compensation Committee retains the ability to pay compensation that exceeds the deduction limitation under Section 162(m).

Compensation Related Risks

Our Compensation Committee has reviewed our compensation policies and practices to assess whether they encourage our employees, including our NEOs, to take inappropriate risks. Our Compensation Committee believes that the mix and design of the elements of compensation, individually or in their entirety, do not encourage our employees, including our NEOs, to take inappropriate risks, and are not reasonably likely to have a material adverse effect on the Company. The mix of fixed and variable compensation prevents undue focus on short-term results and is intended to align the long-term interests of our NEOs and our other participating employees with those of our stockholders.

Compensation Committee Report

Our Compensation Committee has reviewed and discussed with management this CD&A. Based on that review and discussion, we recommended to the Board that this CD&A be included in this Proxy Statement and incorporated into Coupang's 2025 Annual Report.

> **The Compensation Committee**
>
> **Benjamin Sun (Chair), Pedro Franceschi, Asha Sharma, and Kevin Warsh**

Compensation Tables

2025 Summary Compensation Table

The following table provides information concerning compensation awarded to, earned by, or paid to, each of our NEOs for all services rendered in all capacities during 2023, 2024, and 2025, respectively, as applicable.

Name and Principal Position	Year	Salary ($)[1][2]	Bonus ($)[1]	Stock Awards ($)[3]	Option Awards ($)	All Other Compensation ($)[1]	Total ($)
Bom Kim Chief Executive Officer	2025	1,100,000	—	—	—	2,109,542[4]	3,209,542
	2024	1,100,000	—	—	—	971,499	2,071,499
	2023	1,100,000	—	—	—	630,609	1,730,609
Gaurav Anand Chief Financial Officer	2025	420,000	1,100,000[5]	4,230,569[6]	—	809,449[7]	6,560,018
	2024	420,000	600,000	8,744,918	—	522,478	10,287,396
	2023	420,000	1,500,000	—	—	596,798	2,516,798
Harold Rogers General Counsel and Chief Administrative Officer	2025	450,000	600,000[5]	5,498,777[8]	—	417,780[9]	6,966,557
	2024	450,000	320,000	3,933,511	—	552,817	5,256,328
	2023	450,000	850,000	3,506,012	—	491,278	5,297,290
Hanseung Kang[10] Former Representative Director, Business Management	2025	330,886	175,782[5]	4,704,667[11]	—	1,079,048[12]	6,290,383
	2024	733,149	366,574	3,562,632	—	133,128	4,795,483
	2023	766,043	1,133,021	989,768	—	186,259	3,075,091
Pranam Kolari[13] Former Vice President of Search and Recommendations	2025	356,252	40,949	1,275,217[14]	—	61,251[15]	1,733,669
	2024	378,105	588,238	130,221	—	22,031	1,118,595

1. Certain amounts reflected in the "Salary," "Bonus," and "All Other Compensation" columns were converted from KRW to U.S. Dollars using the average exchange rate for 2025 of 1,422.22 KRW to $1.00 USD.
2. The amounts reported in this column represent the NEO's base salary earned during the applicable fiscal year and cash payments for unused vacation days to the extent applicable.
3. The grant date fair value for PSUs and RSUs reported in the table is computed in accordance with ASC Topic 718 based on the closing price per share of our Class A common stock as reported on the NYSE on the date of grant. Even though the PSUs are subject to achievement of certain performance criteria and the applicable NEO's continuous service to us through and including the applicable vesting date, achievement of the performance criteria was deemed probable on the grant date and, accordingly, the aggregate grant date fair value of the PSUs is reported herein in accordance with ASC Topic 718 pursuant to the same methodology as RSUs subject to service-based vesting conditions. For additional information, please read Note 1 and Note 4 in the Notes to Consolidated Financial Statements of our 2025 Annual Report. Note that the amounts reported in this column reflect the aggregate accounting cost of the applicable award and do not necessarily reflect the actual economic value that may ultimately be realized by the applicable NEO.
4. This amount includes security and transportation costs in the amount of $1,716,155, insurance premiums of $28,234, tax filing services of $158,251, as well as housing and moving costs. This amount also includes a tax gross-up of $203,929 related to certain security and transportation costs, insurance costs, housing and moving costs, and tax filing services. The benefits received by Mr. Kim were valued on the basis of the aggregate incremental cost to the Company and represent the amount paid to the service provider or Mr. Kim, as applicable.
5. These amounts include cash retention awards paid to the applicable NEO in 2025. Because we place a greater emphasis on providing longer-term incentives for our employees, the awards were designed at the time of grant to vest periodically over a one-year period or multi-year periods, subject to the applicable NEO's continued service to us through the applicable vest date.
6. Represents the aggregate grant date fair value of the PSUs granted to Mr. Anand in April 2025, as computed in accordance with ASC Topic 718. The PSUs vest as follows after Mr. Anand achieved his performance objective for the year ended December 31, 2025, as determined by the Section 16 Equity Committee or other appropriate sub-committee of the Board at the recommendation of the Chief Executive Officer, and subject to his continuous service to the Company through and including the applicable vest date: (a) 95,369 shares on July 1, 2026, and (b) 95,369 shares on October 1, 2026.
7. This amount includes security and transportation costs in the amount of $276,248, housing and moving costs of $260,646, education expenses of $120,559, insurance premiums of $29,919, as well as executive benefits, gym membership, and tax filing services. This amount also includes a tax gross-up of $110,959 related to certain security and transportation costs, housing and moving costs, insurance costs, education expenses, and tax filing services. The benefits received by Mr. Anand were valued on the basis of the aggregate incremental cost to the Company and represent the amount paid to the service provider or Mr. Anand, as applicable.
8. Represents the aggregate grant date fair value of the PSUs granted to Mr. Rogers in April 2025, as computed in accordance with ASC Topic 718. The PSUs vest quarterly as follows after Mr. Rogers achieved his performance objective for the year ended December 31, 2025, as determined by the Section 16 Equity Committee or other appropriate sub-committee of the Board at the recommendation of the Chief Executive Officer, and subject to his continuous service to the Company through and including the applicable vest date: (a) 61,979 shares on July 1, 2026, (b) 61,979 shares on October 1, 2026, (c) 61,979 shares on January 1, 2027, and (d) 61,979 shares on April 1, 2027.

9.   This amount includes security and transportation costs in the amount of $236,076, housing and moving costs of $88,481, insurance premiums of $28,234, education expenses of $34,050, as well as executive benefits, gym membership, and tax filing services. This amount also includes a tax gross-up of $15,711 related to certain housing and moving costs, insurance costs, and education expenses. The benefits received by Mr. Rogers were valued on the basis of the aggregate incremental cost to the Company and represent the amount paid to the service provider or Mr. Rogers, as applicable.

10. Effective on June 1, 2025, Mr. Kang took a new role with the Company. As a result of the role change, Mr. Kang is no longer an executive officer of the Company. Please refer to "NEO Employment Agreements and Potential Payments Upon Termination or Change in Control – Employment Agreements – Hanseung Kang."

11. Represents the aggregate grant date fair value of the RSUs granted to Mr. Kang in July 2025, as computed in accordance with ASC Topic 718. The RSUs vest in three annual installments as follows, subject to Mr. Kang's continuous service to the Company through and including the applicable vest date: (a) 52,396 shares on June 1, 2026; (b) 52,396 shares on June 1, 2027; and (c) 52,397 shares on June 1, 2028. In connection with his Separation Agreement, Mr. Kang forfeited all unvested equity awards as of May 31, 2025.

12. This amount includes security and transportation costs in the amount of $65,718, housing and moving costs of $165,909, a separation payment of $824,793, as well as 401(k) contributions, insurance premiums, gym membership, executive benefits, and tax filing services. The benefits received by Mr. Kang were valued on the basis of the aggregate incremental cost to the Company and represent the amount paid to the service provider or Mr. Kang, as applicable.

13. Mr. Kolari was appointed as an executive officer of the Company on January 15, 2024, and resigned from the Company effective November 14, 2025. Please refer to "NEO Employment Agreements and Potential Payments Upon Termination or Change in Control – Employment Agreements – Pranam Kolari."

14. Represents the aggregate grant date fair value of the RSUs granted to Mr. Kolari in April 2025, as computed in accordance with ASC Topic 718. The RSUs were to vest in four quarterly installments over a one-year period as follows, subject to Mr. Kolari's continuous service to the Company through and including the applicable vest date: (a) 14,373 shares on July 1, 2026; (b) 14,374 shares on October 1, 2026; (c) 14,373 on January 1, 2027; and (d) 14,374 on April 1, 2027. Mr. Kolari forfeited all unvested equity awards upon his separation on November 14, 2025, including the unvested RSUs under this award.

15. This amount includes a separation payment in the amount of $30,394, 401(k) contributions of $12,973, as well as insurance premiums. The benefits received by Mr. Kolari were valued on the basis of the aggregate incremental cost to the Company and represent the amount paid to the service provider or Mr. Kolari, as applicable.

2025 Grants of Plan-Based Awards

The following table provides, for each of our NEOs, information concerning plan-based awards granted during our fiscal year ended December 31, 2025. This information supplements the information about these awards set forth in the "2025 Summary Compensation Table" above.

Name	Award Type	Grant Date[1]	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)[2]	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[3] ($)
Bom Kim	—	—	—	—	—
Gaurav Anand	PSUs	04/01/25	190,738	—	4,230,569
Harold Rogers	PSUs	04/01/25	247,916	—	5,498,777
Hanseung Kang	RSUs	07/01/25	—	157,189	4,704,667
Pranam Kolari	RSUs	04/01/25	—	57,494	1,275,217

1. Represent RSUs and PSUs awarded under our 2021 Plan. The vesting schedule applicable to each award is set forth in the subsection titled "Outstanding Equity Awards at December 31, 2025" below.

2. The PSU award performance objectives are not based on financial measures or metrics. The condition is met by achieving a performance metric related to the achievement of business objectives and business performance. There are no thresholds or maximum levels for these PSU awards.

3. The amounts reported in this column represent the aggregate grant date fair value of the equity awards, as computed in accordance with ASC Topic 718 based on the closing price per share of our Class A common stock as reported on the NYSE on the date of grant. With respect to the PSUs reported herein, achievement of the applicable performance criteria was deemed probable on the grant date and, accordingly, the aggregate grant date fair value of the PSUs are reported herein in accordance with ASC Topic 718 pursuant to the same methodology as RSUs subject to service-based vesting conditions, even though the PSUs are subject to achievement of certain performance criteria and the applicable NEO's continuous service to us through and including the applicable vesting date. Note that the amounts reported in this column reflect the aggregate accounting cost of the applicable award and do not necessarily reflect the actual economic value that may ultimately be realized by the applicable NEO.

Outstanding Equity Awards at December 31, 2025

The following table presents information with respect to outstanding equity awards held by each NEO as of December 31, 2025. This information supplements the information about these awards set forth in the "2025 Summary Compensation Table" above.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[1] ($)
Bom Kim	2/7/2021	6,607,891	—	16.46	2/7/2028	—	—	—	—
	5/17/2018	30,000	—	1.98	5/16/2028	—	—	—	—
	5/16/2019	2,040,000	—	1.99	5/15/2029	—	—	—	—
Gaurav Anand	3/29/2022[2]	—	—	—	—	—	—	255,037	6,016,323
	12/19/2022[2]	—	—	—	—	—	—	206,772	4,877,751
	4/1/2024[3]	—	—	—	—	290,245	6,846,880	—	—
	4/1/2025[4]	—	—	—	—	—	—	190,738	4,499,509
	1/23/2020	824,000	—	2.24	1/22/2030	—	—	—	—
Harold Rogers	3/29/2022[5]	—	—	—	—	—	—	21,672	511,242
	4/1/2024[6]	—	—	—	—	127,840	3,015,746	—	—
	4/1/2025[7]	—	—	—	—	—	—	247,916	5,848,338
Hanseung Kang[8]	7/1/2025[9]	—	—	—	—	157,189	3,708,089	—	—
Pranam Kolari[10]	—	—	—	—	—	—	—	—	—

1. The amounts reported in these columns reflect the market value of the stock or equity incentive plan awards of stock, as computed using the closing market price of our Class A common stock on the NYSE on December 31, 2025 (the last trading day of our fiscal year ended December 31, 2025), which was $23.59.
2. The PSUs vest in four equal quarterly installments over a one-year period with the first of such quarterly installments vesting on March 1, 2027, contingent upon achievement by Mr. Anand of certain performance metrics with respect to the performance year ending December 31, 2026 and certification by the Section 16 Equity Committee or other appropriate sub-committee, as applicable, of the Board of such performance achievement, as well as Mr. Anand's continuous service to the Company through and including the applicable vesting date.
3. 95,122 shares subject to the PSUs vested on July 1, 2025 and 95,123 shares vested on October 1, 2025, in each case following the certification by the Section 16 Equity Committee that the performance objective for the applicable performance year was achieved. The remainder of the PSUs vest quarterly as follows, contingent upon Mr. Anand's continuous service to the Company through and including the applicable vesting date: (a) 145,122 shares on January 1, 2026; and (b) 145,123 shares on April 1, 2026.
4. Following certification of achievement of the applicable performance metric with respect to the performance year ended December 31, 2025 by the Section 16 Equity Committee in February 2026, the PSUs are scheduled to vest in two equal quarterly installments as follows: (a) 95,369 shares on July 1, 2026 and (b) 95,369 shares on October 1, 2026 subject to Mr. Anand's continuous service to the Company through and including the applicable vesting date.
5. 52,508 shares subject to the PSUs vested on each of March 1, 2023 and on March 1, 2024 and 177,982 PSUs vested in four equal quarterly installments during 2025 with the first of such quarterly installments vesting on March 1, 2025, in each case following the certification by the Section 16 Equity Committee that the performance objective for the applicable performance year was achieved. Following certification of achievement by Mr. Rogers of the applicable performance metric with respect to the performance year ended December 31, 2025 by the Section 16 Equity Committee in February 2026, the remainder of the PSUs are scheduled to vest on March 1, 2026, subject to Mr. Rogers' continuous service to the Company through and including the applicable vesting date.
6. 20,260 shares subject to the PSUs vested on July 1, 2025 and 20,261 shares vested on October 1, 2025, in each case following the certification by the Section 16 Equity Committee that the performance objective for the applicable performance year was achieved. The remainder of the PSUs vest as follows, contingent upon Mr. Rogers' continuous service to the Company through and including the applicable vesting date: (a) 53,084 shares on January 1, 2026, and (b) 74,756 shares on April 1, 2026.
7. Following certification of achievement of the applicable performance metric with respect to the performance year ended December 31, 2025 by the Section 16 Equity Committee in February 2026, the PSUs are scheduled to vest in four equal quarterly installments as follows: (a) 61,979 shares on July 1, 2026, (b) 61,979 shares on October 1, 2026, (c) 61,979 shares on January 1, 2027, and (d) 61,979 shares on April 1, 2027, subject to Mr. Rogers' continuous service to the Company through and including the applicable vesting date.
8. Mr. Kang forfeited all unvested equity awards upon his change in roles effective June 1, 2025. Please refer to "NEO Employment Agreements and Potential Payments Upon Termination or Change in Control – Employment Agreements – Hanseung Kang."
9. The RSUs vest in three equal annual installments with the first of such annual installments vesting on June 1, 2026, subject to Mr. Kang's continuous service to the Company through and including each vesting date.
10. Mr. Kolari forfeited all unvested equity awards upon his separation on November 14, 2025. Please refer to "NEO Employment Agreements and Potential Payments Upon Termination or Change in Control – Employment Agreements – Pranam Kolari."

2025 Option Exercises and Stock Vested

The following table presents certain information with respect to shares acquired by each NEO upon the vesting of RSU and PSU awards in 2025 and the related value realized during 2025.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Bom Kim	—	—
Gaurav Anand	390,245	11,292,340
Harold Rogers	306,269	8,167,987
Hanseung Kang	110,961	2,518,953
Pranam Kolari	90,731	2,427,673

1. The amounts reported in this column have been calculated by multiplying the gross number of shares acquired on vesting by the closing price of our Class A common stock on the NYSE on the applicable vesting date or, if such vesting date was not a trading day, the trading day immediately after the applicable vesting date. Therefore, the amounts shown in this column do not represent the actual amounts paid to or realized by the NEO during 2025 nor do they represent the amounts that may be used for tax purposes.

NEO Employment Agreements and Potential Payments Upon Termination or Change in Control

Employment Agreements

Bom Kim

Mr. Kim's employment agreement provides for an annual base salary of $850,000 per year (which has been increased to $1,100,000 by the Compensation Committee and may in the future be increased by the Board or the Compensation Committee, as applicable). The employment agreement also provides that Mr. Kim will participate in any of our bonus plans, our long-term incentive plan (under which he will receive awards as determined by the Board, the Compensation Committee, the Section 16 Equity Committee, or another appropriate sub-committee of the Board, as applicable), and our employee benefit plans on no less favorable terms to those provided to our other senior officers.

Mr. Kim's employment agreement provides for an initial term of employment of three years, with automatic one-year renewals unless either party provides written notice of nonrenewal to the other party at least six months prior to the end of the initial term or a renewal term, as applicable, subject to earlier termination in the case of Mr. Kim's death or disability (as defined in the employment agreement), resignation with or without good reason (as defined in the employment agreement), or termination by us with or without cause (as defined in the employment agreement). Mr. Kim is also eligible to participate in our Executive Severance Policy to the extent such policy provides greater benefits than Mr. Kim's employment agreement.

Mr. Kim's employment agreement also includes a confidentiality and nondisclosure restriction, intellectual property assignment provisions, and certain rights to indemnification by us. Mr. Kim's employment agreement further provides that if any amounts payable to Mr. Kim, whether under the employment agreement or otherwise, would constitute "parachute payments" under Section 280G of the Code and would be subject to an excise tax imposed by Section 4999 of the Code, then payments will either be reduced to the least extent necessary to avoid the application of such excise tax or paid in full, whichever will result in the greatest after-tax benefit to Mr. Kim.

Gaurav Anand

Mr. Anand's executive appointment agreement provides for an annual base salary of $420,000 per year (subject to periodic review and potential increases by the Board or Compensation Committee). The executive appointment agreement also provides that Mr. Anand is eligible for short-term and long-term incentive awards under such policies and programs we may maintain from time to time (under which he will receive awards as determined by the Board, the Compensation Committee, the Section 16 Equity Committee, or another appropriate sub-committee of the Board, as applicable) and is eligible to participate in our health care benefit plans in accordance with their terms.

The term of Mr. Anand's appointment with us under his executive appointment agreement is for a period of two years (with automatic one-year renewals), provided that either party may terminate the appointment earlier for any reason upon 60 days' notice (or, in the case of termination by us without cause, pay in lieu thereof, subject to Mr. Anand's execution of an effective release), except that we may terminate the appointment immediately for cause (as defined in the executive appointment agreement). Mr. Anand is also eligible to participate in our Executive Severance Policy.

Mr. Anand's executive appointment agreement contains certain restrictive covenants, including restrictions on solicitation of staff for one year following termination of his appointment with us and a non-disparagement provision. Mr. Anand is also bound by the restrictions contained in our standard form of confidentiality and invention assignment agreement. Mr. Anand's executive appointment agreement further provides that if any amounts payable to Mr. Anand, whether under the executive appointment agreement or otherwise, would constitute "parachute payments" under Section 280G of the Code and would be subject to an excise tax imposed by Section 4999 of the Code, then payments will either be reduced to the least extent necessary to avoid the application of such excise tax or paid in full, whichever will result in the greatest after-tax benefit to Mr. Anand.

In addition, Mr. Anand is party to a letter of assignment with us and a non-U.S. subsidiary of the Company, which governs the terms of Mr. Anand's international assignment from us to that subsidiary and provides for certain benefits to be provided in accordance with prevailing policies and benefits programs.

Harold Rogers

Mr. Rogers' executive appointment agreement provides for an annual base salary of $450,000 per year (subject to periodic review and potential increases by the Board or Compensation Committee) and an annual retention bonus of $100,000 per year (to be paid on each anniversary of his original commencement date with us, subject to Mr. Rogers' being in service with us and not having served notice of resignation or termination on each payment date). The executive appointment agreement also provides that Mr. Rogers is eligible for short-term and long-term incentive awards under such policies and programs we may maintain from time to time (under which he will receive awards as determined by the Board, the Compensation Committee, the Section 16 Equity Committee, or another appropriate sub-committee of the Board, as applicable) and is eligible to participate in our health care benefit plans in accordance with their terms.

The term of Mr. Rogers' appointment with us under his executive appointment agreement is for a period of two years (with automatic one-year renewals), provided that either party may terminate the appointment earlier for any reason upon 60 days' notice (or in the case of termination by us without cause, pay in lieu thereof, subject to Mr. Rogers' execution of an effective release), except that we may terminate the appointment immediately for cause (as defined in the executive appointment agreement). Mr. Rogers is also eligible to participate in our Executive Severance Policy.

Mr. Rogers' executive appointment agreement contains certain restrictive covenants, including restrictions on solicitation of staff for one year following termination of his appointment with us and a non-disparagement provision. Mr. Rogers is also bound by the restrictions contained in our standard form of confidentiality and invention assignment agreement. In addition, Mr. Rogers is party to a letter of assignment with us and Coupang Corp., which governs the terms of Mr. Rogers' international assignment from us to Coupang Corp. and provides for certain international assignment-related allowances and reimbursements, including for housing costs, transportation costs and education expenses. Mr. Rogers' executive appointment agreement further provides that if any amounts payable to Mr. Rogers, whether under the executive appointment agreement or otherwise, would constitute "parachute payments" under Section 280G of the Code and would be subject to an excise tax imposed by Section 4999 of the Code, then payments will either be reduced to the least extent necessary to avoid the application of such excise tax or paid in full, whichever will result in the greatest after-tax benefit to Mr. Rogers.

Hanseung Kang

Mr. Kang's executive appointment agreement, which was amended and restated effective as of November 1, 2024 and superseded by the separation agreement and release dated May 25, 2025 (the "***Kang Separation Agreement***") and the executive employment agreement effective June 1, 2025 (the ***"Kang Employment Agreement"***) discussed below, provided for an annual base salary of 1 billion KRW (equivalent to approximately $703,126) and was subject to periodic review and potential increases by the Board or Compensation Committee and a long-term service bonus of 500 million KRW per year (equivalent to approximately $351,563 per year) payable in quarterly installments on the last payroll date per quarter, subject to Mr. Kang being in service with us on each payment date. The executive appointment agreement also provided that Mr. Kang was eligible for short-term and long-term incentive awards under such policies and programs we may maintain from time to time (under which he would receive awards as determined by the Board, the Compensation Committee, the Section 16 Equity Committee, or another appropriate sub-committee of the Board, as applicable). In addition, Mr. Kang was eligible for a work vehicle and driver (as determined by the Board), and health club memberships. The employment agreement also provided for a golf club membership, which the Company had obtained for business purposes and which Mr. Kang could use for personal purposes provided that Mr. Kang reimbursed the Company for the costs of such personal usage. Mr. Kang did not use the golf membership for personal purposes in 2025 and he was no longer entitled to use the membership effective as of June 2025 when he ceased to serve as the Representative Director, Business Management. Mr. Kang's executive appointment agreement contained certain restrictive covenants, including restrictions on solicitation of staff for one year following termination of Mr. Kang's appointment with us and a non-disparagement provision.

Before his executive appointment agreement was superseded by the Kang Separation Agreement, the term of Mr. Kang's appointment with us under his executive appointment agreement had been for a period of two years (with automatic one-year renewals), with either party permitted to terminate the appointment earlier for any reason upon 60 days' notice (or, in the case of termination by us without cause, pay in lieu thereof, subject to Mr. Kang's execution of an effective release), except that we were entitled to terminate the appointment immediately for cause (as defined in the executive appointment agreement). Mr. Kang was also eligible to participate in our Executive Severance Policy.

In connection with Mr. Kang ceasing to serve as a Representative Director and executive officer of the Company effective as of the close of business on May 31, 2025 (Korea Standard Time) (the *"Kang Separation Date"*), we entered into the Kang Separation Agreement with Mr. Kang. Pursuant to the Kang Separation Agreement, Mr. Kang received a lump sum separation payment of $824,793 (the *"Separation Payment"*), all of Mr. Kang's outstanding unvested equity awards as of the Kang Separation Date were automatically forfeited for no consideration, and Mr. Kang's participation in all of the Company's benefits plans, including our Executive Severance Policy, ceased as of the Kang Separation Date. In exchange for the Separation Payment, Mr. Kang released all claims against the Company and remains bound by the restrictions contained in our standard form of confidentiality and invention assignment agreement.

Effective June 1, 2025, Mr. Kang took on a new role as Head of Business Development, North America with the Company and we entered into the Kang Employment Agreement with Mr. Kang, which is an at-will employment arrangement. We also entered into letters related to his interim, approximately two-month assignment to a non-U.S. subsidiary of the Company and additional benefits during and after his assignment. As a result of the role change, Mr. Kang is no longer an executive officer of the Company. The Kang Employment Agreement provides for an annual base salary of approximately $65,000 (which has been subsequently increased to $66,300) and is subject to periodic review and potential increases by the Board or Compensation Committee and an award of 157,189 RSUs with one-third vesting annually over a three-year vesting schedule beginning on June 1, 2026. In addition, Mr. Kang is eligible to participate in those employee benefit plans as may be maintained by the Company for its employees from time to time, on the terms and subject to the conditions set forth in such plans. For June and July 2025, during his assignment in Korea, Mr. Kang was entitled to certain additional benefits to support his assignment, including administrative, fitness membership and transportation support, and a total of $40,000 in housing support. He also is entitled during his employment to an initial tax consultation during 2025 related to his immigration, an annual Company-paid health checkup, as well as annual home leave support.

Mr. Kang also was eligible for temporary housing accommodation in New York for up to 60 days, after which the Company will pay or reimburse Mr. Kang for housing support in the amount of $240,000 per year paid in $20,000 monthly installments, as well as relocation support. If within 12 months from the effectiveness of his new role, Mr. Kang resigns or is terminated by us for cause, he is required to repay to the Company a pro-rated amount (based on the number of days remaining in such 12-month period) of the aggregate value of all relocation benefits and allowances provided to him. Further, if Mr. Kang's employment terminates for any reason, he is entitled only to (i) any accrued but unpaid base salary through the date of termination, payable on the next regularly scheduled payroll date following termination, (ii) any unreimbursed business expenses incurred through the date of termination, and (iii) any accrued and vested benefits under the Company's employee benefit plans, including settlement of any vested portion of his RSU award. Mr. Kang does not currently participate in our Executive Severance Policy. Mr. Kang is entitled to repatriation benefits if his employment is terminated by the Company other than for cause.

Pranam Kolari

Mr. Kolari's employment agreement, which expired upon his resignation from the Company effective November 14, 2025 (the *"Kolari Separation Date"*), provided for an annual base salary of $361,200 per year (which had been increased to $395,120 by the Compensation Committee). The employment agreement also provided that Mr. Kolari was eligible for short-term and long-term incentive awards under such policies and programs we may maintain from time to time (under which he would receive awards as determined by the Board, the Compensation Committee, the Section 16 Equity Committee, or another appropriate sub-committee of the Board, as applicable) and was eligible to participate in our employee benefit plans in accordance with their terms.

Mr. Kolari's employment agreement contained certain restrictive covenants, including restrictions on solicitation of staff for one year following termination of employment and a non-disparagement provision. Mr. Kolari is also bound by the restrictions contained in our standard form of confidentiality and invention assignment agreement. Mr. Kolari's employment agreement further provided that if any amounts payable to Mr. Kolari, whether under the executive appointment agreement or otherwise, would constitute "parachute payments" under Section 280G of the Code and would be subject to an excise tax imposed by Section 4999 of the Code, then payments would either be reduced to the least extent necessary to avoid the application of such excise tax or paid in full, whichever would result in the greatest after-tax benefit to Mr. Kolari.

In connection with Mr. Kolari's resignation from the Company, we entered into a separation agreement with Mr. Kolari dated October 20, 2025 (the **"Kolari Separation Agreement"**). Pursuant to the Kolari Separation Agreement, Mr. Kolari received all accrued salary and all accrued and unused paid time off earned through the Kolari Separation Date, a lump sum separation payment of $30,394, all of Mr. Kolari's outstanding unvested equity awards as of the Kolari Separation Date were automatically forfeited for no consideration, and Mr. Kolari's participation in all of the Company's benefits plans ceased as of the Kolari Separation Date. Mr. Kolari agreed to non-disparagement restrictions and to release all claims against the Company, and remains bound by the restrictions contained in our standard form of confidentiality and invention assignment agreement.

Termination and Change in Control Provisions

Executive Severance Policy

Our executive officers, including our NEOs, are or were eligible to participate in our Executive Severance Policy, which we adopted in January 2021 and amended and restated in September 2024. Mr. Kang no longer participates in the Executive Severance Policy. Under the Executive Severance Policy, if a NEO's employment is terminated by us without cause (including by reason of death or incapacity (as defined in the Executive Severance Policy)) at any time, or if a NEO resigns for good reason within one year following a change in control (each such term as defined in the Executive Severance Policy), and the NEO executes and does not revoke a release in our favor and continues to comply with restrictive covenants (other than in the case of termination due to death or incapacity), the NEO will be entitled to the following benefits:

- If the NEO is based in the United States or is an expatriate executive based in Korea, an amount equal to the NEO's annual base salary in the case of an NEO who is deemed a "Tier 1 Executive" under the Executive Severance Policy (a "*Tier 1 NEO*") or 0.75 times the NEO's annual base salary, in the case of an NEO who is deemed a "Tier 2 Executive" under the Executive Severance Policy (a "*Tier 2 NEO*"), payable as a lump sum or in installments at our discretion. If the NEO is a non-expat based in Korea, the NEO will be entitled to receive the greater of one times, in the case of an NEO who is deemed a Tier 1 NEO, or 0.75 times, in the case of an NEO who is deemed a Tier 2 NEO, the NEO's annual base salary or an amount in line with the statutory severance formula under applicable Korean law (which is generally one month of base pay for each year of service) multiplied by a multiplier of up to four and payable as a lump sum or in installments at our discretion, following standard Korean market practice; and

- If the NEO is based in the United States and elects to continue health insurance coverage under COBRA, our payment of the monthly premiums for COBRA continuation coverage for the NEO and his or her dependents at the same rate as we paid at the time of such termination for a period of 12 months in the case of a Tier 1 NEO or 9 months in the case of a Tier 2 NEO.

Following standard Korean market practice, the Executive Severance Policy also provides for severance pay (subject to the execution and non-revocation of a release in our favor) to our NEOs who are based in Korea in the event of their voluntary termination of employment (including due to expiration of the term of their employment agreements) that is calculated in line with the statutory severance formula under applicable Korean law (generally one month of base pay for each year of service, which is multiplied by a multiplier of up to four in the case of a non-expat NEO based in Korea and multiplied by one in the case of an expat executive officer based in Korea).

If, at the time of a NEO's termination of employment, the NEO is subject to an employment or other individual service agreement with us that provides for the payment of severance upon a termination of employment that is more favorable than the payments under the Executive Severance Policy, the NEO will receive such severance payments rather than the severance payments provided for under the Executive Severance Policy, and such severance payments provided under the Executive Severance Policy will be deemed included in such contractual severance payments.

In addition, if any of the payments or benefits provided for under the Executive Severance Policy or otherwise would constitute "parachute payments" within the meaning of Section 280G of the Code and/or if such payments or benefits would give rise to a tax deduction for us that may potentially be limited by Section 280G and Section 4999 of the Code, the NEO would be entitled to receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefit to the NEO.

Bom Kim

Under the terms of his employment agreement, if Mr. Kim's employment is terminated by us without cause or by him for good reason (including by reason of our failure to renew the term of the employment agreement), in addition to accrued obligations, Mr. Kim would be entitled to receive the following severance payments and benefits (subject to his entering into an effective mutual release of claims and continued compliance with non-disclosure requirements): (i) two times his then-current annual base salary (the value as of December 31, 2025: $2,200,000) (payable as a lump sum); (ii) immediate vesting of his outstanding equity awards (with any unsatisfied performance conditions assumed satisfied at target) (the value of such vesting as of December 31, 2025: $0); and (iii) continued coverage for him and his eligible dependents under our group health plan for a period of up to 24 months following termination (or until he is eligible for other employer-provided health insurance, if sooner) with all costs for such coverage including any taxes that may be imposed on Mr. Kim in respect of such coverage being borne by us (the value of such benefits as of December 31, 2025: $56,467). If Mr. Kim's employment is terminated due to his death or disability, Mr. Kim would be entitled to receive the following severance payments and benefits (subject only in the case of termination due to disability to his entering into an effective mutual release of claims and continued compliance with non-disclosure requirements): (i) 12 months of his then-current base salary (the value as of December 31, 2025: $1,100,000) (in the case of his death, payable in equal installments in accordance with our customary payroll practices, and in the case of his disability, payable as a lump sum); (ii) immediate vesting of his outstanding equity awards (with any unsatisfied performance conditions assumed satisfied at target) (the value of such vesting as of December 31, 2025: $0); and (iii) continued coverage for him and his eligible dependents under our group health plan for a period of up to 24 months following termination (or until he is eligible for other employer-provided health insurance, if sooner) with all costs for such coverage including the cost of any taxes that may be imposed on Mr. Kim in respect of such coverage being borne by us (the value of such benefits as of December 31, 2025: $56,467). Mr. Kim's employment agreement provides that if our Executive Severance Policy provides more favorable severance benefits than those provided in the employment agreement, he will remain entitled to those more favorable benefits under the Executive Severance Policy.

Gaurav Anand and Harold Rogers

The executive appointment agreements for Messrs. Anand and Rogers provide that they will be eligible to participate in our Executive Severance Policy, as may be in effect and/or amended and/or restated from time to time, as Tier 1 NEOs thereunder. Under the terms of the Executive Severance Policy, as Tier 1 NEOs thereunder, if Mr. Anand's or Mr. Rogers' employment is terminated by us without cause (including by reason of death or incapacity) at any time, or if they resign for good reason within 12 months following a change in control, then, subject to their execution and non-revocation of a release in our favor and continued compliance with certain restrictive covenants (as described above): (i) they would each be entitled to an amount equal to their annual base salary (the values as of December 31, 2025: $420,000 and $450,000 for Mr. Anand and Mr. Rogers, respectively); and (ii) if he elects to continue health insurance coverage under COBRA, Mr. Anand, as a Tier 1 NEO subject to the United States provisions of the Executive Severance Policy, would be entitled to payment of the monthly premiums for COBRA continuation coverage for him and his dependents at the same rate as we paid at the time of such termination for a period of 12 months (the value of such benefits as of December 31, 2025: $29,919). In addition, in the event of a voluntary termination of his employment without good reason, subject to his execution and non-revocation of a release in our favor (as described above), Mr. Rogers, as a Tier 1 NEO subject to the Korea provisions of the Executive Severance Policy, would be entitled to his monthly average base salary for the three months immediately preceding such termination, multiplied by his number of years of service as an "Executive" (as defined in the Executive Severance Policy and pro-rated for any partial years), multiplied by one (the value as of December 31, 2025: $224,692 for Mr. Rogers).

Under the terms of the 2021 Plan and the equity awards previously granted thereunder to Messrs. Anand and Rogers that remain outstanding as of December 31, 2025, if within 12 months following a change in control, Messrs. Anand or Rogers is terminated without cause or they resign for good reason, as such terms are defined in the 2021 Plan, within 12 months thereof, then 50% of then unvested outstanding equity awards under such outstanding equity awards (or any award into which it was converted in connection with the change in control) would accelerate and vest (the value of such vesting as of December 31, 2025, for Messrs. Anand and Rogers: $11,120,232 and $4,687,664, respectively). In the event of a company transaction in which the executive's outstanding equity awards under the 2021 Plan are not assumed or replaced, all of the executive's then unvested outstanding equity awards will accelerate and fully vest under the terms of the 2021 Plan so long as the executive's employment has not terminated prior to the effective time of the company transaction (the value of such vesting as of December 31, 2025, for Messrs. Anand and Rogers: $22,240,464 and $9,375,327, respectively).

Hanseung Kang

Please refer to "NEO Employment Agreements and Potential Payments Upon Termination or Change in Control – Employment Agreements – Hanseung Kang" for information about the separation payments and other benefits Mr. Kang received upon the termination of his executive appointment agreement or may be entitled to under the Kang Employment Agreement.

Under the terms of the 2021 Plan and the equity awards previously granted thereunder to Mr. Kang that remain outstanding as of December 31, 2025, in the event of a change in control in which Mr. Kang's employment is terminated without cause or he resigns for good reason, as such terms are defined in the 2021 Plan, within 12 months thereof, then 50% of his then unvested outstanding equity awards under such outstanding equity awards (or any award into which it was converted in connection with the change in control) would accelerate and vest (the value of such vesting as of December 31, 2025: $1,854,045). In the event of a company transaction in which Mr. Kang's outstanding equity awards under the 2021 Plan are not assumed or replaced, all of Mr. Kang's then unvested outstanding equity awards will accelerate and fully vest under the terms of the 2021 Plan so long as Mr. Kang's employment has not terminated prior to the effective time of the company transaction (the value of such vesting as of December 31, 2025: $3,708,089).

Pranam Kolari

Please refer to "NEO Employment Agreements and Potential Payments Upon Termination or Change in Control – Employment Agreements – Pranam Kolari" for information about the separation payments Mr. Kolari received pursuant to the Kolari Separation Agreement upon his resignation from the Company in November 2025.

Pay-Versus-Performance Disclosure

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between what is defined under Item 402(v) of Regulation S-K as "compensation actually paid," ("**CAP**"), to our Principal Executive Officer ("**PEO**") and non-PEO NEOs and certain financial performance measures of the Company. The CAP amounts are calculated using a methodology prescribed by the SEC rules and differ significantly from the Summary Compensation Table ("**SCT**") calculation of executive compensation. The CAP values do not represent amounts actually earned or paid to our NEOs, including with respect to RSUs and PSUs, which remain subject to forfeiture if the vesting conditions are not satisfied. Because CAP values are based on our stock price as of particular dates, the amounts shown in the tables below reflect the fluctuations in our stock price, including our stock price at the time of our IPO, and the volatility in our stock price since that time and could have been substantially different if other dates were chosen. The Compensation Committee does not utilize CAP as a basis for making compensation decisions. For further information concerning our overall compensation philosophy and how we align executive compensation with our performance, please refer to "Named Executive Officer Compensation – Compensation Discussion and Analysis - Objectives, Philosophy, and Elements of Executive Compensation."

Pay-Versus-Performance Table

Year (a)	SCT Total for PEO[1] (b)	CAP to PEO[2] (c)	Average SCT Total for Non-PEO NEOs[1] (d)	Average CAP to Non-PEO NEOs[2] (e)	Total Stockholder Return[3] (f)	Peer Group Total Stockholder Return[4] (g)	Net Income(Loss)[5] (h)
					Value of Initial Fixed $100 Investment Based On:		
2025	$3,209,542	$3,209,542	$5,387,657	$4,879,716	$47.90	$159.00	$214,000,000
2024	$2,071,499	$2,400,459	$5,364,451	$10,076,759	$44.63	$152.10	$66,000,000
2023	$1,730,609	$2,557,529	$3,128,650	$4,710,326	$32.87	$114.25	$1,360,000,000
2022	$1,931,296	$(49,687,096)	$5,935,509	$(23,859,450)	$29.87	$80.23	$(92,042,000)
2021	$1,587,989	$684,330,158	$1,492,346	$46,444,743	$59.65	$122.09	$(1,542,590,000)

1. Represents total compensation reported for our PEO or the average total compensation reported for our non-PEO NEOs as a group, as applicable, for each corresponding year in the "Total" column of the SCT. Please refer to "Named Executive Officer Compensation - Compensation Tables - 2025 Summary Compensation Table." The names of non-PEO NEOs included for purposes of calculating the average amounts of total compensation for both 2021 and 2022 are as follows: Gaurav Anand, our Chief Financial Officer; Harold Rogers, our General Counsel and Chief Administrative Officer; Hanseung Kang, our former Representative Director, Business Management; and Thuan Pham, our former Chief Technology Officer. The names of non-PEO NEOs included for purposes of calculating the average amounts of total compensation for 2023 are as follows: Gaurav Anand, our Chief Financial Officer; Harold Rogers, our General Counsel and Chief Administrative Officer; Hanseung Kang, our former Representative Director, Business Management; and Tae Jung Kim, our former Vice President of Digital Customer Experience. The names of non-PEO NEOs included for purposes of calculating the average amounts of total compensation for both 2024 and 2025 are as follows: Gaurav Anand, our Chief Financial Officer; Harold Rogers, our General Counsel and Chief Administrative Officer; Hanseung Kang, our former Representative Director, Business Management; and Pranam Kolari, our former Vice President of Search and Recommendations.

2. The amounts in these columns are computed in accordance with Item 402(v) of Regulation S-K and do not represent amounts earned or realized by, or paid to, the NEO during the applicable year. The CAP amounts for 2021 include, among other awards, several equity grants that were awarded separately over various years since our incorporation prior to our IPO but vested at the same time at our IPO in accordance with their terms. The CAP amounts for such awards have since significantly decreased, as shown in columns (c) and (e). The following detailed breakdown tables describe the adjustments, each of which is prescribed by SEC rule, to calculate the CAP amounts from the related SCT amounts. The CAP and SCT amounts do not reflect the actual amount of compensation earned or realized by, or paid to, the applicable NEO during the applicable year, but rather are amounts determined in accordance with SEC rules contained in Item 402 of Regulation S-K:

PEO SCT to CAP Reconciliation:

Year	Reported SCT Total for PEO	Reported Value of Equity Awards	Equity Award Adjustments*	CAP to PEO
2025	$3,209,542	$0	$0	$3,209,542

* PEO Equity Award Adjustment Reconciliation:

Year	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in Year	Change in Fair Value from the Prior Year End to the Vesting Date of Equity Awards Granted in Prior Years that Vested in Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in Year	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2025	$0	$0	$0	$0	$0	—	$0

Average Non-PEO NEO SCT to CAP Reconciliation:

Year	Average Reported SCT Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Equity Award Adjustments**	Average CAP to Non-PEO NEOs
2025	$5,387,657	$(3,927,308)	$3,419,367	$4,879,716

** Average Non-PEO NEO Equity Award Adjustment Reconciliation:

Year	Average Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in Year	Average Change in Fair Value from the Prior Year End to the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
2025	$3,513,984	$362,880	$0	$1,277,884	$(1,735,381)	—	$3,419,367

3. Cumulative total stockholder return ("*TSR*") is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the price of our Class A common stock at the end and the beginning of the measurement period by our share price at the beginning of the measurement period. The beginning of the measurement period was March 11, 2021, the date our Class A common stock began trading on the NYSE.

4. Reflects the cumulative TSR of the Standard & Poor's 500 Consumer Discretionary Distribution & Retail Index (the "*S&P 500 Consumer Discretionary Distribution & Retail*"), which is the index included in our Total Stockholder Return Graph. Please refer to "Pay-Versus-Performance Disclosure – Total Stockholder Return Graph" below.

5. Represents the amount of net income (loss) reflected in our audited financial statements for each applicable year.

Financial Performance Measures

In the years covered by this table, we did not use any financial performance measures for our executive compensation program. Accordingly, pursuant to SEC rules, we have not included a "Company-Selected Measure" or a tabular list of performance measures. For more information about our executive compensation program, please refer to "Named Executive Officer Compensation – Compensation Discussion and Analysis" above.

Relationships Between Pay and Performance

CAP and TSR - Over the last five years, our TSR has decreased by approximately 19.7%, from $59.65 to $47.90, while the CAP to our PEO decreased by approximately 99.5%, from $684,330,158 to $3,209,542, the average CAP to our non-PEO NEOs as a group decreased by approximately 89.5% from $46,444,743 to $4,879,716, and our peer group TSR increased by 30.2%, from $122.09 to $159.00.

CAP and Net Income - Over the last five years, our net loss reduced by approximately 113.9%, from $(1,542,590,000) to $214,000,000. During the same period, the CAP to our PEO decreased by approximately 99.5%, and the average CAP to our non-PEO NEOs as a group decreased by approximately 89.5%. The reason for the divergence is that CAP measures the change in stock price to equity held and vested or unvested by our NEOs.

Total Stockholder Return Graph - The graph below compares the cumulative total stockholder return on our Class A common stock with the cumulative total return on the Standard & Poor's 500 Index (the "*S&P 500*") and the S&P 500 Consumer Discretionary Distribution & Retail. The graph assumes $100 was invested at the market close on March 11, 2021, which was the first day our Class A common stock began trading. Data for the S&P 500 and the S&P 500 Consumer Discretionary Distribution & Retail assume reinvestment of dividends. The graph uses the closing market price on March 11, 2021 of $49.25 per share as the initial value of our Class A common stock. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our Class A common stock.



CEO Pay Ratio

In accordance with Item 402(u) of Regulation S-K, promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we are providing the ratio of (i) the annual total compensation of our Chief Executive Officer to (ii) the annual total compensation of our median employee (excluding from our employee population, for purposes of this determination, our Chief Executive Officer), both calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

For 2025, the annual total compensation of our median employee (excluding our Chief Executive Officer) was $33,831 and the annual total compensation of our Chief Executive Officer was $3,209,542, as disclosed in the Summary Compensation Table. Based on these amounts we estimate that the ratio of the annual total compensation of our Chief Executive Officer to the annual total compensation of our median employee was approximately 95 to 1 in 2025. As applicable, the annual total compensation for 2025 of our Chief Executive Officer and our median employee was converted into U.S. dollars using the one-year average exchange rate for 2025, consistent with the conversion rate we use for various financial and accounting purposes.

For 2025, we used the same median employee that was identified in 2024 since there has been no change in our employee population or employee compensation arrangements that we reasonably believe would significantly impact our pay ratio disclosure. As previously disclosed, in determining our median compensated employee for 2024, we selected December 31, 2024 as the date on which to determine our employee population and the median employee. Employees represent all salaried and hourly employees, including seasonal employees, as of the determination date. We included base salary, bonuses, allowances, and grant date fair market value of equity awards, if any, issued during the previous twelve months as our consistently applied compensation measure for determining the median employee amongst our global employee population other than our Chief Executive Officer. For employees paid in a currency other than U.S. Dollars, we converted their compensation to U.S. dollars using the one-year average exchange rates for 2024, consistent with the conversion rate used by us for various financial and accounting purposes.

This disclosed pay ratio is calculated in a manner consistent with Item 402(u) of Regulation S-K. The SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a wide variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. Consequently, the pay ratio reported by other companies may not be comparable to the pay ratio reported by us, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios. This information is being provided for compliance purposes. Neither the Compensation Committee nor management of the Company used the foregoing pay ratio measure in making compensation decisions.

PROPOSAL 3: ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our stockholders are being asked to approve, in an advisory, non-binding vote, the compensation of our NEOs as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion included in this Proxy Statement. In considering their vote, we urge stockholders to review the information on our compensation policies and decisions regarding the NEOs presented in the section titled "Named Executive Officer Compensation – Compensation Discussion and Analysis" above.

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is non-binding. Although this resolution is non-binding, the Board and the Compensation Committee value the opinions of our stockholders and will review and consider the voting results when making future compensation decisions for our NEOs. We expect that we will conduct our next Say-on-Pay Vote at our 2027 Annual Meeting.

We believe that our compensation components provide a reasonable balance of base compensation and long-term equity-based incentive compensation that is closely aligned with our overall performance. We aim to provide executive officers with a reasonable level of security through base salary and benefits, while rewarding them through cash and equity-based incentive compensation to achieve business objectives and create stockholder value. We believe that each of our compensation components is integral to attracting, retaining, and rewarding qualified executive officers.

The text of the resolution in respect of Proposal No. 3 is as follows:

RESOLVED, that the compensation paid to the Company's Named Executive Officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby approved.

OTHER MATTERS

We know of no other business that will be presented at the Annual Meeting. If any other matter properly comes before the stockholders for a vote at the Annual Meeting, however, the proxy holders will vote your shares in accordance with their best judgment. This discretionary authority is granted by the execution of the form of proxy.

OTHER INFORMATION

Householding of Proxies

Under rules adopted by the SEC, we are permitted to deliver a single annual report and proxy statement or Internet Notice, as applicable, to any household in which two or more stockholders reside if we believe the stockholders are members of the same family. This process, called householding, allows us to reduce the number of copies of these materials we must print and mail, which reduces our printing costs, mailing costs and fees. Even when householding is used, each stockholder will continue to be entitled to submit a separate proxy or voting instructions.

The Company is householding this year for those stockholders who own their shares directly in their own name (that is, a stockholder of record), unless we have received contrary instructions from one or more of such stockholders. If you share the same last name and address with another Company stockholder who also holds his or her shares directly, and you would each like to revoke your consent to householding and in the future receive separate copies of our annual reports and proxy materials or Internet Notice, as applicable, or if your household is currently receiving multiple copies of the same items and you would like in the future to receive only a single copy at your address, please call Broadridge Financial Solutions, Inc. toll-free at 1-866-540-7095 in the U.S. or by writing to Broadridge Financial Solutions, Inc., Attn: Householding Department, 51 Mercedes Way, Edgewood, NY 11717. If your household receives a single annual report and proxy materials or Internet Notice, as applicable, for this year, but you would like to receive your own copy, please contact Broadridge as stated above, and they will promptly send you a copy.

This year, some brokers and nominees who hold our shares on behalf of stockholders may be participating in the practice of householding proxy statements and annual reports for those stockholders. If your household receives a single annual report and proxy statement or Internet Notice, as applicable, for this year, but you would like to receive your own copy, please contact Broadridge as stated above, and they will promptly send you a copy. If a broker or nominee holds our shares on your behalf and you share the same last name and address with another stockholder for whom a broker or nominee holds our shares, and together both of you would like to receive only a single set of our disclosure documents, please contact your broker or nominee as described in the voter instruction card or other information you received from your broker or nominee.

If you consent to householding, your election will remain in effect until you revoke it. Should you later revoke your consent, you will be sent separate copies of those documents that are mailed at least 30 days or more after receipt of your revocation.

Additional Filings

Our reports on Forms 10-K, 10-Q, and 8-K, as well as any amendments to those reports, are available without charge through our Investor Relations website, ir.aboutcoupang.com, as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC.

You may request a copy of our SEC filings, including a copy of the 2025 Annual Report, as well as the foregoing corporate documents, at no cost to you, by writing to the Company address appearing in this Proxy Statement or by e-mailing us at ir@coupang.com.

Stockholder Proposals for the 2027 Annual Meeting

Our stockholders may submit proposals that they believe should be voted upon at our annual meeting of stockholders or nominate persons for election to the Board.

Pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals meeting certain requirements may be eligible for inclusion in our proxy statement for our 2027 Annual Meeting (the "**2027 Proxy Statement**"). To be eligible for inclusion in the 2027 Proxy Statement, any such stockholder proposals must be submitted in writing to the Secretary of the Company at the address set forth below no later than December 28, 2026, in addition to complying with certain rules and regulations promulgated by the SEC. The submission of a stockholder proposal does not guarantee that it will be included in the 2027 Proxy Statement.

Alternatively, in accordance with the "advance notice" provisions of our Bylaws, stockholders seeking to present a stockholder proposal or nomination at our 2027 Annual Meeting, without having it included in the 2027 Proxy Statement, must timely submit notice of such proposal or nomination. To be timely, a stockholder's notice must be received by the Secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the first anniversary of the 2026 Annual Meeting of Stockholders, unless the date of the 2027 Annual Meeting is advanced by more than 30 days or delayed by more than 30 days from the anniversary of the 2026 Annual Meeting of Stockholders. For our 2027 Annual Meeting, this means that any such proposal or nomination must be submitted no earlier than February 11, 2027 and no later than March 13, 2027. If the date of the 2027 Annual Meeting is advanced by more than 30 days or delayed by more than 30 days from the anniversary of the 2026 Annual Meeting of Stockholders, the stockholder must submit any such proposal or nomination no earlier than the close of business on the 120th day prior to the 2027 Annual Meeting and not later than the close of business on the later of the 90th day prior to the 2027 Annual Meeting, or the 10th day following the day on which we first make public announcement of the date of the 2027 Annual Meeting.

In addition, to comply with Rule 14a-19 under the Exchange Act, the SEC's universal proxy rule, if a stockholder intends to solicit proxies in support of director nominees submitted under the "advance notice" provisions of our Bylaws for our 2027 Annual Meeting, then we must receive timely written notice as described above that sets forth all the information required by Rule 14a-19(b) under the Exchange Act in addition to the information required by the applicable "advance notice" requirements under our Bylaws.

Notices of any proposals or nominations for our 2027 Annual Meeting should be sent to our Corporate Secretary at c/o Coupang, Inc., 720 Olive Way, Suite 600, Seattle, Washington 98101, U.S.A.

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